Form 20-F/A
period 2001-12-31
HANSON PLC
filed 2003-01-22
CIK 797655

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------
                                 FORM 20-F/A
(Mark One)

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                            -----------------

                                      OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from        to        .

                         Commission File Number 1-9216

                            ----------------------

                                  HANSON PLC
           (Exact name of registrant as specified in its charter)

                               ENGLAND AND WALES
               (Jurisdiction of incorporation or organisation)
                              1 Grosvenor Place
                           London SW1X 7JH, England
                    (Address of principal executive offices)

                            ----------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
  American Depositary Shares                     New York Stock Exchange
Ordinary Shares of (pound)2 each                 New York Stock Exchange*

                            ----------------------

* Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                     None

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                 OF THE ACT:
                                     None


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

      Ordinary Shares of (pound)2 each....................735,876,751

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  /X/            NO   / /

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17  / /        ITEM 18  /X/


================================================================================

                              EXPLANATORY NOTE

Hanson PLC has restated its consolidated financial results as reported under the generally accepted accounting principles in the United States ("US GAAP") for the fiscal period ended December 31, 1997, the three months ended December 31, 1997, the year ended September 30, 1997 and the fiscal years ended December 31, 1998, 1999, 2000 and 2001. Hanson has also restated its consolidated shareholders' equity as reported under US GAAP as at September 30, 1997 and December 31, 1997, 1998, 1999, 2000 and 2001.

These restatements relate to an underprovision for deferred taxation, under US GAAP, of (pound)197.6 million, identified in the 2001 fiscal year and previously reflected as a movement in shareholders' equity in respect of taxation in 2001. Hanson has restated its results as reported under US GAAP for 2001 and prior periods and its shareholders' equity as reported under US GAAP at December 31, 2001 and prior period ends in order to reflect the relevant amounts of this underprovision in the periods to which they relate together with consequential amendments to goodwill and goodwill amortisation.

As required by FAS144, the US GAAP results have been revised to reflect as discontinued, certain operations sold in 2002 that were reported as discontinued for both UK GAAP and US GAAP in the six months ended June 30, 2002. They do not qualify to be treated as discontinued in these financial statements under UK GAAP.

The results and shareholders' funds under UK GAAP are not affected by these changes.

This Form 20-F/A amends Items 3, 8 and 18 of the Form 20-F filed by Hanson on May 21, 2002 (the "Form 20-F") in the following manner:

          Item 3A "Selected Financial Data". The Consolidated Profit and Loss Account Data and Consolidated Balance Sheet Data tables amend in their entirety the corresponding tables in the Form 20-F to provide information regarding the effect of the restatement as of and for all periods presented.

          Item 8A "Consolidated Statements and Other Financial Information" is amended to include additional disclosure regarding legal proceedings.

          The financial statements filed pursuant to Item 18 have been amended to reflect additional information with respect to acquisitions and liabilities in Note 23 and new accounting standards in Note 26 and revised and restated US GAAP information in Note 27.

Other than as set forth above, this Form 20-F/A does not amend, update or restate any other Items or sections of the Form 20-F.

ITEM 3     KEY INFORMATION

ITEM 3A    SELECTED FINANCIAL DATA

The consolidated financial statements of Hanson appearing in this Annual Report (the "Consolidated Financial Statements") are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the UK ("UK GAAP"). UK GAAP differ in certain respects from accounting principles generally accepted in the US ("US GAAP"). The significant differences between UK GAAP and US GAAP relevant to Hanson are set out in Note 27 of the Notes to Consolidated Financial Statements.

The selected financial data set forth below as of December 31, 2000 and 2001 and for each of the three fiscal years in the period ended December 31, 2001 are derived from the Consolidated Financial Statements included elsewhere in this Annual Report, which have been audited by Ernst & Young LLP, Hanson's independent auditors. These selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and Item 5 "Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected financial data as of and for the fiscal period ended December 31, 1997 and as of and for the fiscal year ended December 31, 1998 have been derived from Hanson's consolidated financial statements not included herein, which have also been audited by Ernst & Young LLP. The selected financial data for the three months ended December 31, 1997 and as of and for the year ended September 30, 1997 have been derived from Hanson's unaudited consolidated financial statements which, in Hanson's opinion, reflect all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data presented for such periods.

The US GAAP selected financial data as of and for each period presented have been restated for the effects of an underprovision for deferred taxation of (pound)197.6 million, identified in the 2001 fiscal year and previously included as a movement in shareholders' equity, and the consequential effects on goodwill and goodwill amortisation. The necessary adjustments to the relevant periods are set out in the tables below as required by APB20.

CONSOLIDATED PROFIT AND LOSS ACCOUNT DATA

                                                         YEAR       YEAR        YEAR      YEAR       15 MTHS     3 MTHS    YEAR
                                                         ENDED      ENDED       ENDED     ENDED       ENDED       ENDED    ENDED
                                                        DEC 31,    DEC 31,     DEC 31,   DEC 31,     DEC 31,     DEC 31,  SEPT 30,
                                                         2001       2000        1999      1998        1997        1997     1997
                                                        -------    -------     -------   -------     -------      -----   -------
                                                             (POUNDS STERLING - MILLIONS, EXCEPT PER ORDINARY SHARE AMOUNTS)
                                                                   (2)         (2)
AMOUNTS IN ACCORDANCE WITH UK GAAP:

Turnover - group and share of joint ventures and
associates                                              4,179.4    3,417.0     1,993.7   1,893.5     5,251.7      604.5   4,647.2

Turnover - group excluding share of joint ventures
and associates                                          3,823.7    3,136.1     1,920.5   1,825.2     5,211.1      595.9   4,615.2

Profit on ordinary activities before taxation             275.4      307.2       316.4     180.1       848.9      478.2     370.7

Profit available for appropriation (net income)           278.8      236.4       302.2     338.5       778.7      475.3     303.4

Per Ordinary Share:
  Basic profit after taxation                              37.9p      33.4p       46.4p     51.9p      119.6p      73.0p     46.6p
  Diluted (1)                                              37.8p      33.3p       46.1p     51.7p      119.4p      72.9p     46.5p

AMOUNTS IN ACCORDANCE WITH US GAAP (RESTATED) (3):
Turnover                                                3,734.7    3,041.1     1,841.5   1,748.7     5,101.7      568.6   4,533.1
Profit on ordinary activities before taxation             301.1      333.7       312.3     265.5       782.7      465.0     317.7

Profit from continuing operations:
  Before effect of restatement                            471.5      257.5       311.4      71.0        42.6        8.7      33.9
  Effect of restatement for period                         (6.4)      (2.5)        3.6     (40.0)       (4.0)      (1.0)     (3.0)
  Total                                                   465.1      255.0       315.0      31.0        38.6        7.7      30.9

Profit available for appropriation (net income):
  Before effect of restatement                            308.7      259.2       314.3     428.1       698.5      459.3     239.2
  Effect of restatement for period                         (6.4)      (2.5)        3.6     (63.0)       (4.0)      (1.0)     (3.0)
  Total                                                   302.3      256.7       317.9     365.1       694.5      458.3     236.2

Per Ordinary Share:

Basic earnings from continuing operations:
  Before effect of restatement                             64.1p      36.3p       47.8p     10.9p        6.5p       1.3p      5.2p
  Effect of restatement for period                         (0.9)p     (0.4)p       0.6p     (6.1)p      (0.6)p     (0.1)p    (0.5)p
  Total                                                    63.2p      35.9p       48.4p      4.8p        5.9p       1.2p      4.7p

Diluted earnings from continuing operations:
  Before effect of restatement                             63.9p      36.2p       47.5p     10.8p        6.5p       1.3p      5.2p
  Effect of restatement for period                         (0.9)p     (0.4)p       0.5p     (6.1)p      (0.6)p     (0.1)p    (0.5)p
  Total                                                    63.0p      35.8p       48.0p      4.7p        5.9p       1.2p      4.7p

Basic earnings available for appropriation:
  Before effect of restatement                             42.0p      36.6p       48.2p     65.7p      107.3p      70.5p     36.8p
  Effect of restatement for period                         (0.9)p     (0.4)p       0.6p     (9.7)p      (0.6)p     (0.1)p    (0.5)p
  Total                                                    41.1p      36.2p       48.8p     56.0p      106.7p      70.4p     36.3p

Diluted earnings available for appropriation:
  Before effect of restatement                             41.8p      36.5p       47.9p     65.4p      107.1p      70.4p     36.7p
  Effect of restatement for period                         (0.9)p     (0.4)p       0.5p     (9.6)p      (0.6)p     (0.1)p    (0.5)p
  Total                                                    40.9p      36.1p       48.4p     55.8p      106.5p      70.3p     36.2p


CONSOLIDATED BALANCE SHEET DATA

                                                                             AS AT
                                             -----------------------------------------------------------------------
                                               DEC 31,      DEC 31,     DEC 31,      DEC 31,    DEC 31,    SEPT 30,
                                                2001         2000        1999         1998       1997        1997
                                             -----------------------------------------------------------------------
                                                             (2)         (2)
                                                                  (POUNDS STERLING - MILLIONS)
AMOUNTS IN ACCORDANCE WITH
UK GAAP:
   Total assets                                 6,953.0      7,300.9     5,212.6     4,654.3    4,848.4     5,398.2
   Long-term debt                               1,599.3      1,634.1     1,005.7     1,007.0    1,030.7     1,075.3
   Share capital                                1,471.8      1,470.3     1,304.0     1,303.4    1,302.8     1,302.1
   Shareholders' funds                          2,720.8      2,420.6     1,847.0     1,592.3      876.5       650.7

AMOUNTS IN ACCORDANCE WITH
US GAAP (RESTATED) (3):
   Total assets                                 8,388.8      8,740.2     6,459.0     5,913.9    6,418.0     6,789.2
   Long-term debt                               1,599.3      1,634.1     1,005.7     1,007.0    1,030.7     1,075.3
   Share capital                                1,471.8      1,470.3     1,304.0     1,303.4    1,302.8     1,302.1
   Shareholders' equity                         3,556.5      3,369.0     2,733.2     2,520.6    2,186.8     1,785.1

____________
(1) Based on the following adjusted weighted average Ordinary Shares outstanding: 738 million (2001), 711 million (2000), 656 million (1999), 654 million (1998) and 652 million (1997).

(2) The UK GAAP profit and loss account data for fiscal 2000 and fiscal 1999 and the UK GAAP balance sheet data at December 31, 2000, but not for prior periods, have been restated for the adoption of FRS19 "Deferred Tax"
    (see Note 22 of the Notes to Consolidated Financial Statements).

(3) The US GAAP data for the periods presented have been restated to adjust for an underprovision of deferred taxation, of (pound)197.6 million, identified in the 2001 fiscal year. The cumulative effect of the restatement on results for periods prior to fiscal 1997 is (pound)66.6 million.


DIVIDENDS

Hanson has paid cash dividends on its ordinary shares of (pound)2 each ("Ordinary Shares") (including its ordinary shares of 25p each prior to their consolidation into Ordinary Shares in February 1997) in every fiscal period since 1964.

Cash dividends are paid to shareholders as of record dates that are fixed after consultation between Hanson and the London Stock Exchange. Throughout fiscal 1996 Hanson paid cash dividends on a quarterly basis. Following the payment of the quarterly dividend on January 10, 1997 and the demerger of The Energy Group PLC, Hanson changed its fiscal year end to December 31 from September 30 and reverted to paying an interim dividend, normally paid in September, and a final dividend, subject to receiving shareholder approval at the Annual General Meeting ("AGM"), normally paid in May. Future cash dividends will be dependent upon Hanson's earnings, financial condition and other factors.

The table below sets forth the amounts of the cash dividends in pence per Ordinary Share and translated, solely for convenience, into US cents per Ordinary Share at the Noon Buying Rate on each of the respective payment dates for such dividends, in each case net of the associated advance corporation tax ("ACT") through to April 6, 1999, when ACT was abolished (referred to in Item 10E "Taxation" of this Annual Report).

                            1Q       2Q       3Q       4Q                1Q       2Q      3Q      4Q
                            -------------------------------------------------------------------------
                                                                                  TRANSLATED INTO
                                           PENCE PER                                US CENTS PER
                                        ORDINARY SHARE                             ORDINARY SHARE
15 months to
December 31, 1997 *         --       --       --     4.00                 --       --       --   6.52

Year ended
December 31, 1998           --     8.00       --     4.00                 --    13.12       --   6.76

Year ended
December 31, 1999           --     8.75     4.20       --                 --    14.18     6.64     --

Year ended
December 31, 2000           --     9.20     4.35       --                 --    13.95     6.60     --

Year ended
December 31, 2001           --     9.35     4.45       --                 --    13.47     6.41     --

___________
* On January 10, 1997 Hanson paid a dividend of 1.00p on its ordinary shares of 25p prior to their consolidation into Ordinary Shares in February, 1997. The 1.00p dividend translated into 1.63 cents per ordinary share of 25p.

Hanson has established a dividend reinvestment programme with the Depositary for holders of its American Depositary Shares ("ADSs"). This programme is only available to registered holders of ADSs who reside in the US or Canada. It is intended to provide holders of ADSs with a convenient and economical method of investing cash dividends and additional cash deposits in ADSs.

In respect of dividends paid before April 5, 1999 a holder of Ordinary Shares or ADSs who was a resident of the US for purposes of the US/UK double taxation convention relating to income and gains (the "Income Tax Convention") was generally entitled under the Income Tax Convention and UK law to receive, in addition to any dividend received from Hanson, a payment from the UK Inland Revenue of an ACT Related Tax Credit related to that dividend, less a UK withholding of 15% of the sum of the dividend paid and such ACT Related Tax Credit. Amounts in respect of the ACT Related Tax Credit (including any related withholding) paid to a US holder were dividend income to the holder for US federal income tax purposes, but were not eligible for the dividends received deduction allowed to corporations.

With the abolition of ACT on April 6, 1999, dividends are no longer subject to a UK withholding of 15%. The tax credit arrangements for dividend payments to a US holder from April 6, 1999 are as described in Item 10E "Taxation" of this Annual Report.

The following table sets forth, for each of the periods indicated, (i) the amount in pence of the sum of the cash dividend amount and ACT Related Tax Credit, per five Ordinary Shares or per ADS (representing five Ordinary Shares); and (ii) the amount of the gross cash dividend, per five Ordinary Shares or per ADS (representing five Ordinary Shares), translated, solely for convenience, into US cents at the Noon Buying Rate on each of the respective dividend payment dates since January 10, 1997.

                            1Q       2Q       3Q       4Q                1Q       2Q       3Q       4Q
                            ---------------------------------------------------------------------------
                                 GROSS CASH DIVIDEND                        GROSS CASH DIVIDEND
                                      IN PENCE*                          TRANSLATED INTO US CENTS**
15 months to
December 31, 1997 ***        --       --      --    25.00                 --       --       --    34.65

Year ended
December 31, 1998            --    50.00      --    25.00                 --    69.70       --    35.91

Year ended
December 31, 1999            --    48.61    23.33      --                 --    78.75    36.86       --

Year ended
December 31, 2000            --    51.11    24.17      --                 --    77.51    36.66       --

Year ended
December 31, 2001            --    51.94    24.72      --                 --    74.81    35.60       --

__________
* The rate of the ACT Related Tax Credit was one-fifth of the gross cash dividend for each of the UK tax years up to April 5, 1999.

** Includes gross cash dividend and any ACT Related Tax Credit, net of the 15%
   UK withholding tax, prior to April 6, 1999, and includes gross cash dividend and foreign tax credit of one-ninth of dividend paid from April 6, 1999. Fluctuations in the exchange rate between the pound sterling and the US dollar and expenses of the Depositary will have affected the US dollar amounts actually received by holders of ADSs upon conversion by the Depositary of the cash dividend received.

*** The gross cash dividend paid on January 10, 1997 on five ordinary shares of 25p each amounted to 6.25p, equivalent to 8.66 cents per ADS (representing five ordinary shares of 25)p.

EXCHANGE RATES

The following table sets forth for the periods indicated the average Noon Buying Rates in US dollars per (pound)1 (to the nearest cent), calculated by using the average of the exchange rates on the last day of each full calendar month during the period.

                                                                 AVERAGE
15 months to December 31, 1997                                    1.64
Year ended December 31, 1998                                      1.66
Year ended December 31, 1999                                      1.61
Year ended December 31, 2000                                      1.61
Year ended December 31, 2001                                      1.45
Year ending December 31, 2002 (through April 23, 2002)            1.43

The following table sets forth the high and low Noon Buying Rates for the last six months in US dollars per (pound)1 (to the nearest cent).

                                      HIGH             LOW

November 2001                         1.46             1.41
December 2001                         1.46             1.42
January 2002                          1.45             1.41
February 2002                         1.43             1.41
March 2002                            1.43             1.41
April 2002                            1.45             1.43
May 2002 (through May 10)             1.47             1.44

ITEM 8     FINANCIAL INFORMATION

ITEM 8A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Reference is made to Item 18 of this Annual Report for this information.

LEGAL PROCEEDINGS


Existing and former subsidiaries, including subsidiaries not transferred pursuant to the demergers referred to below, have engaged in businesses and activities, unrelated to the businesses and activities presently being carried on by Hanson, which give rise to bodily injury and property damage claims concerning environmental and health issues. Claims and lawsuits have been filed against these subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

With regard to asbestos claims, various of Hanson's US subsidiaries are defendants, typically with many other companies, in a substantial number of lawsuits filed in numerous state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos-containing products, the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984. The products include coke oven batteries, roofing products, electrostatic precipitators, hot top rings, gun plastic cement, wallboard joint compounds and textured paints.

Each of Hanson's relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by the claimants. In many cases the claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary's products, in which case their claim is generally dismissed without payment. In those cases where a compensatable disease, exposure to the subsidiary's products and causation can be established, the subsidiary generally settles for amounts that reflect the type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

Set out in tabular form below is certain information regarding asbestos claims against Hanson's US subsidiaries (the numbers are approximate only):

Claimants resolved: Jan 98 to Sep 02                                      37,000
% dismissed                                                                  52%
Claimants resolved: Jan 02 to Sep 02                                      11,400
% dismissed                                                             Over 75%
New claimants: Jan 02 to Sep 02                                           13,100
% mass claims                                                                37%
Claimants outstanding Oct 02                                              75,000
%* mass claims                                                               32%

* Mass claims are cases with 100 or more claimants covered under a single court docket number, where no individual claimant has his/her own case number.

The amounts of compensation formally claimed in the cases initially filed by these claimants vary but typically follow standard formulations that are used in various jurisdictions by various plaintiffs' law firms. Of the 75,000 claimants outstanding as of October 31, 2002, Hanson estimates that approximately 50% do not specify a dollar claim for damages, approximately 32% claim an amount "greater than $25,000", approximately 9% specify a standard claim for $6 million and approximately 6% specify a standard claim for $30 million. The remaining 3% claim various amounts, typically "greater than" specified amounts between $25,000 and $100,000. Hanson is not aware of any claim specifying an amount greater than $30 million. Hanson does not believe that the specific dollar amount that may be mentioned in a claim is an accurate gauge of what relief, if any, the claimant may eventually recover from one of Hanson's US subsidiaries. The lawsuits outstanding typically include many companies as defendants in addition to Hanson's US subsidiaries, and most claimants fail to allocate their alleged claims of liability among the various named defendants. Hanson's experience is that in the vast majority of cases, the cases are either dismissed without payment or settled for only a fraction of the amount claimed. Nevertheless, the aggregate amount of damages ultimately claimed and recovered from Hanson's US subsidiaries by outstanding asbestos claimants may significantly exceed our estimates.

The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved, including the proportion which are mass claims, disease mix, number of other defendants and jurisdiction of claim.

From January 1, 1998 (the start of the first complete financial year following demerger) to September 30, 2002, Hanson's US subsidiaries that are defendants in these actions have spent a cumulative of $6.0 million (before tax relief of $2.4 million) resolving the cases of approximately 37,000 US asbestos related claimants. This figure is after insurance recoveries of $79.7 million and includes defence costs. Of the claimants whose cases were resolved during this period, approximately 52% were dismissed without payment and settlement costs for the remainder represent approximately 54% of the total gross amount spent.

Hanson estimates that the gross liability for the cost of resolving current and probable future asbestos claims against its US subsidiaries until 2010 will be approximately $250 million, including defence costs, but before tax benefit and not discounted to present value. Provisions totalling $125 million are in place to cover these estimated costs, after expected insurance recoveries of an approximately equal amount. In establishing the provisions, other assumptions have been made as to the number, disease mix and location of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims and time scale of resolution of new claims five years after receipt and the continued solvency of co-defendants. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims until 2010 will be an accurate prediction of the actual costs that may be incurred and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur.

Each of the subsidiaries involved with asbestos claims has a separate agreement with its insurance carriers regarding the defence and settlement of asbestos claims, the terms of which vary for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid to date in settlements and defence costs. Hanson assumes that the amounts received from its insurers will decline significantly over time.

One of Hanson's subsidiaries is involved in litigation proceedings in California with its insurers, with a view to establishing whether or not substantially all of the primary cover available to that subsidiary has been exhausted and, to the extent that such cover has been exhausted, the amount of excess cover that is available to it. In estimating the level of insurance cover for the purposes of establishing the above provisions, Hanson is using what it believes to be a cautious view of the amount the subsidiary expects to recover under the applicable policies.

Hanson does not believe that adequate information currently exists to allow it to estimate reasonably the amount of liability and costs associated with asbestos claims that its relevant US subsidiaries expect to resolve after 2010, even though Hanson expects claims will continue to be asserted against its subsidiaries, the resolution of which will take place after 2010. However, assuming that current trends continue, Hanson does not expect that the liability and costs associated with such claims would have a material adverse effect on its consolidated financial position, liquidity or results of operations.

Factors which could cause actual results to differ from such estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against Hanson's US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes;
(iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on Hanson's US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against Hanson's US subsidiaries, and (viii) potential legislative changes.

In light of such factors, the liability of Hanson's US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims, both before and after 2010, might have a material adverse impact on Hanson's financial condition, results of operations and cash flow.

In addition to US asbestos claims, Hanson's former and existing subsidiaries are subject from time to time to bodily injury and property damage claims and lawsuits, both on an individual and class action basis. Such claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to Hanson's present business and activities. In such cases the subsidiary concerned is often one of several potential defendants who are involved in the claim or lawsuit.

Since the demergers discussed under Item 4A "History and Development of the Company" of this Annual Report, which were effected in 1996 and 1997, no settlements have been paid by (whether pursuant to judgements or indemnity obligations), or judgements rendered against, any of Hanson's subsidiaries which have had or could have a material adverse effect on Hanson's financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit has not been pursued and the subsidiary concerned has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended.

Insurance issues do arise on these claims and lawsuits, both in terms of indemnity and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage may be available to the relevant subsidiary.

Hanson and various of its subsidiaries are also the subject of a number of other pending legal proceedings incidental to present and former operations, acquisitions and disposals. Hanson does not anticipate that the outcome of these proceedings, either individually or in the aggregate, will have a material impact upon Hanson's financial position or results of operations.

However, in light of the uncertainties involved in any litigation and in particular in the US, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgement may be rendered against, Hanson or one of its subsidiaries, which could have a material adverse effect on Hanson's financial condition, results of operations or cash flow.

In connection with the demergers referred to above, each of the three companies into which Hanson demerged its chemicals, tobacco and energy businesses, as well as a fourth company into which Hanson had previously demerged a group of primarily US consumer, building products and industrial businesses, agreed to indemnify Hanson against, among other things, the past, present and future obligations and liabilities of the businesses transferred to it on its respective demerger while Hanson agreed to indemnify each of these companies against, among other things, the past, present and future obligations and liabilities of all other businesses owned or previously owned by Hanson (including the businesses transferred to the other demerged companies). No member of Hanson has incurred any liability in respect of any claim that related to the above-mentioned businesses demerged by it, any such liability being borne by the relevant demerged company without liability to Hanson. Energy, one of the demerged companies, was acquired by TXU Corp. in 1988. In November 2002, TXU Corp. announced that Energy and several of TXU Corp.'s other U.K. subsidiaries had been placed under the administration process in the United Kingdom (similar to bankruptcy proceedings in the United States). As a result, there can be no assurance that Energy will be able to fulfill its indemnification obligations to Hanson if and when required.

For information concerning certain environmental proceedings relating to Hanson's subsidiaries, see "Government Regulation (including Environmental)" in
Item 4B "Business Overview" of this Annual Report.

DIVIDENDS

It is the intention of the board of Hanson to adopt a prudent but over time, progressive, approach to dividends, while recognising the requirement to grow the business through bolt-on acquisitions and capital expenditure.

ITEM 18    FINANCIAL STATEMENTS

The following consolidated balance sheets of Hanson as at December 31, 2001 and December 31, 2000 and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, cash flows and changes in shareholders' equity and financial statement schedule for each of the three years in the period ended December 31, 2001, together with the report of Ernst & Young LLP thereon, are filed as part of this Annual Report.

Report of Independent Auditors..........................................    F-1
Consent of Independent Auditors.........................................    F-1
Consolidated Profit and Loss Accounts...................................    F-2
Consolidated Balance Sheets.............................................    F-3
Statement of Total Recognised Gains and Losses..........................    F-4
Consolidated Cash Flow Statements.......................................    F-5
Consolidated Statement of Changes in Shareholders' Funds................   F-10
Notes to Consolidated Financial Statements..............................   F-11
Schedule II--Valuation and Qualifying Accounts.........................    F-66

                                  SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.


                                            HANSON PLC
                                            (Registrant)




                                       By:  /s/ Graham Dransfield
                                            ....................................
                                            GRAHAM DRANSFIELD
                                            LEGAL DIRECTOR

Date:  January 22, 2003


                                CERTIFICATIONS

I, Alan J. Murray, certify that:

1. I have reviewed this amendment to the annual report on Form 20-F of Hanson PLC;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:  January 22, 2003
                                       By:  /s/ Alan J Murray
                                            ....................................
                                            ALAN J. MURRAY
                                            CHIEF EXECUTIVE




                                CERTIFICATIONS

I, Jonathan C. Nicholls, certify that:

1. I have reviewed this amendment to the annual report on Form 20-F of Hanson PLC;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:  January 22, 2003
                                        By: /s/ Jonathan C. Nicholls
                                            ....................................
                                            JONATHAN C. NICHOLLS
                                            FINANCE DIRECTOR

****
                                   HANSON PLC
                         REPORT OF INDEPENDENT AUDITORS


To:      The Board of Directors
         Hanson PLC

We have audited the accompanying consolidated balance sheets of Hanson PLC as at December 31, 2001 and 2000, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, cash flow and changes in shareholders' funds for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanson PLC at December 31, 2001 and 2000, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 27 of Notes to Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 27, the reconciliations to accounting principles generally accepted in the United States therein at December 31, 2001 and 2000 and for each of the three years of the period ended December 31, 2001 have been restated for an underprovision of deferred taxation.

                                                               ERNST & YOUNG LLP
London, England
February 21, 2002
except for Note 23 -- Subsequent Events,
Note 26 - New Accounting Standards and
Note 27 - Differences between United Kingdom and United States Generally Accepted
Accounting Principles,
as to which the date is January 17, 2003


                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form F-4 No 33-11186 and Form S-8 Nos 33-15028, 33-33143, 33-46810, 333-13968
and 383-14022) of our report dated February 21, 2002 except for Note 23 - Subsequent Events, Note 26 - New Accounting Standards and Note 27 - Differences between United Kingdom and United States Generally Accepted Accounting Principles as to which the date is January 17, 2003, on the consolidated financial statements and schedule included in the Annual Report (Form 20-F/A) of Hanson PLC for the year ended December 31, 2001.

                                                               ERNST & YOUNG LLP
London, England
January 22, 2003

                                   HANSON PLC
                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                   (POUNDS STERLING - MILLIONS EXCEPT SHARES)


                                                                                   YEAR ENDED DECEMBER 31
                                                                          -------------------------------------
                                                                 NOTES         2001          2000          1999
TURNOVER                                                                             RESTATED (1)  RESTATED (1)
                                                                          -------------------------------------
Turnover - group and share of joint ventures and associates                 4,179.4       3,417.0       1,993.7
Less share of joint ventures' turnover                                       (271.8)       (173.8)           --
Less share of associates' turnover                                            (83.9)       (107.1)        (73.2)
                                                                          -------------------------------------
                                                                            3,823.7       3,136.1       1,920.5
                                                                          -------------------------------------
Continuing operations                                                       3,736.4       2,952.9       1,785.1
Acquisitions                                                                   23.1            --            --
Discontinued                                                                   64.2         183.2         135.4
                                                                          -------------------------------------
GROUP TURNOVER                                                   1          3,823.7       3,136.1       1,920.5
                                                                          -------------------------------------
COSTS AND OVERHEADS LESS OTHER INCOME
       (EXCEPTIONAL 2001(POUND)(191.3), 2000(POUND)
        (22.7), 1999(POUND)NIL)                                  2         (3,592.3)     (2,775.4)     (1,607.5)
                                                                          -------------------------------------
GROUP OPERATING PROFIT                                                        231.4         360.7         313.0
Share of operating profit of joint ventures                                    27.7          20.4            --
Share of operating profit of associates                                        13.1          13.5          10.6
                                                                          -------------------------------------
OPERATING PROFIT INCLUDING JOINT VENTURES AND ASSOCIATES                      272.2         394.6         323.6
                                                                          -------------------------------------
       Continuing operations (exceptional 2001(pound)(191.3),
       2000(pound)(22.7), 1999(pound)nil)                                     274.3         380.8         306.1
       Acquisitions (exceptional 2001(pound)nil,
       2000(pound)nil, 1999(pound)nil)                                          0.4            --            --
                                                                          -------------------------------------
                                                                              274.7         380.8         306.1
       Discontinued operations                                                 (2.5)         13.8          17.5
                                                                          -------------------------------------
OPERATING PROFIT INCLUDING JOINT VENTURES AND ASSOCIATES         1            272.2         394.6         323.6
EXCEPTIONAL ITEMS
DISCONTINUED OPERATIONS
Profit (loss) on disposal and termination of operations                       116.2           6.9          (3.7)
(Loss) profit on write down and disposal of fixed assets                       (0.5)          4.4           5.8
                                                                          -------------------------------------
                                                                 4            115.7          11.3           2.1
NET INTEREST (PAYABLE) AND SIMILAR CHARGES
Net interest payable                                             5           (106.5)        (91.9)         (1.5)
Unwinding of discount on provisions                              5             (6.0)         (6.8)         (7.8)
                                                                          -------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                    1            275.4         307.2         316.4
Taxation
Charge for year (exceptional 2001(pound)9.3,
2000(pound)11.9, 1999(pound)18.8)                                             (96.6)        (88.4)        (65.7)
Release relating to prior years                                               100.0            --          50.0
Receipt from demerged undertakings for group relief                              --          17.6           1.5
                                                                          -------------------------------------
                                                                 6              3.4         (70.8)        (14.2)
                                                                          -------------------------------------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION (2)                              278.8         236.4         302.2
DIVIDENDS
       Paid                                                                   (32.6)        (31.7)        (27.4)
       Proposed                                                               (70.3)        (68.7)        (60.0)
                                                                          -------------------------------------
TRANSFER TO RESERVES FOR THE YEAR                                             175.9         136.0         214.8
                                                                          =====================================
Earnings per ordinary share of(pound)2                           7
       Basic                                                                   37.9p         33.4p         46.4p
       Basic pre-goodwill amortisation                                         46.0p         39.4p         47.8p
       Diluted                                                                 37.8p         33.3p         46.1p
       Diluted pre-goodwill amortisation                                       45.9p         39.3p         47.5p
Dividends per ordinary share of(pound)2                                        14.0p         13.7p         13.4p
Average outstanding ordinary shares of(pound)2 (in millions)
       Undiluted                                                                735           709           652
       Diluted                                                                  738           711           656

--------------
(1) The December 2000 and 1999 amounts have been restated for FRS19, the new accounting standard on deferred taxation (see Note 22 of Notes to Consolidated Financial Statements).

(2) A summary of significant adjustments to profit on ordinary activities after taxation and earnings per ordinary share which would be required if US GAAP had been applied instead of UK GAAP is given in Note 27 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

                                   HANSON PLC
                           CONSOLIDATED BALANCE SHEETS
                          (POUNDS STERLING - MILLIONS)


                                                                                                 DECEMBER 31
                                                                                         ----------------------
                                                                     NOTES                   2001          2000
FIXED ASSETS                                                                                       RESTATED (1)
                                                                                         ----------------------
Intangible fixed assets                                                  8                1,102.1       1,110.1
Tangible fixed assets                                                    9                2,863.4       3,069.6
Investment in joint ventures:                                           10
       Share of gross assets                                                                307.9         285.2
       Share of gross liabilities                                                          (100.3)       (117.8)

                                                                                         ----------------------
                                                                                            207.6         167.4
Loans to joint ventures and other investments                           10                   15.2          58.8
Investment in associates                                                10                   45.7          80.9
                                                                                         ----------------------
                                                                                          4,234.0       4,486.8
CURRENT ASSETS
Stocks                                                                  11                  379.3         365.9
Debtors                                                                 12                  981.9         952.2
Investments                                                             10                  373.6         411.9
Cash at bank                                                                                778.4         917.2
                                                                                         ----------------------
                                                                                          2,513.2       2,647.2
PREPAYMENTS AND ACCRUED INCOME
Amounts due from insurers for Koppers liabilities (see below)           16                  205.8         166.9
                                                                                         ----------------------
                                                                                          2,719.0       2,814.1
CREDITORS - due within one year                                         13
Debenture loans                                                                             581.2         950.4
Bank loans and overdrafts                                                                   401.2         563.8
Trade creditors                                                                             329.5         360.1
Other creditors                                                                             382.5         442.1
Dividends                                                                                    70.3          68.7
                                                                                         ----------------------
                                                                                          1,764.7       2,385.1
                                                                                         ----------------------
NET CURRENT ASSETS                                                                          954.3         429.0
                                                                                         ----------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                     5,188.3       4,915.8
                                                                                         ======================
CREDITORS - due after one year                                          14
Debenture and other loans                                                                 1,569.2       1,583.5
Bank loans                                                                                   30.1          50.6
                                                                                         ----------------------
                                                                                          1,599.3       1,634.1
PROVISIONS FOR LIABILITIES AND CHARGES
Koppers liabilities transferred to insurers (see above)                 16                  205.8         166.9
Provisions for other liabilities                                        15                  662.4         694.2
                                                                                         ----------------------
                                                                                            868.2         861.1
CAPITAL AND RESERVES
Called up share capital                                                 17                1,471.8       1,470.3
Share premium account                                                                     1,492.6       1,492.2
Other reserves                                                                              216.3         216.3
Profit and loss account                                                                    (459.9)       (758.2)
                                                                                         ----------------------
EQUITY SHAREHOLDERS' FUNDS (2)                                                            2,720.8       2,420.6
                                                                                         ----------------------
                                                                                          5,188.3       4,915.8
                                                                                         ======================

--------------
(1) The December 2000 amounts have been restated for FRS19, the new accounting standard on deferred taxation (see Note 22 of Notes to Consolidated Financial Statements).

(2) A summary of the significant adjustments to equity shareholders' funds which would be required if US GAAP had been applied instead of UK GAAP is given in Note 27 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

                                                  HANSON PLC
                                STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                         (POUNDS STERLING - MILLIONS)



                                                                                   Year Ended December 31
                                                                          -------------------------------------
                                                                               2001          2000          1999
                                                                                     Restated (1)  Restated (1)
                                                                          -------------------------------------
Profit on ordinary activities for the financial year excluding share
of profits of joint ventures and associates                                   251.0         235.9         295.5
Share of joint ventures' profits for the year                                  18.3           4.5            --
Share of associates' profits (losses) for the year                              9.5          (4.0)          6.7

                                                                          -------------------------------------
Profit for the financial year attributable to members of the parent
company                                                                       278.8         236.4         302.2
Currency translation differences on foreign net equity                          8.3          30.5           6.9

                                                                          -------------------------------------
Total recognised gains and losses for the period                              287.1         266.9         309.1
Prior year adjustment on adoption of FRS19 (Note 22)                            3.3            --            --
Prior year adjustment on adoption of FRS12                                       --            --          52.9
                                                                          -------------------------------------
Total gains and losses recognised since the last annual report                290.4         266.9         362.0
                                                                          =====================================

--------------
(1) The December 2000 and 1999 amounts have been restated for FRS19, the new accounting standard on deferred taxation (see Note 22 of Notes to Consolidated Financial Statements).

(2) A statement of comprehensive income under US GAAP is given in Note 27 in Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

                                   HANSON PLC
                        CONSOLIDATED CASH FLOW STATEMENTS
                          (POUNDS STERLING - MILLIONS)



                                                                                   YEAR ENDED DECEMBER 31
                                                                          -------------------------------------
                                                   NOTES                       2001          2000          1999
                                                                          -------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES              A                      625.5         507.6         356.8
                                                                          -------------------------------------
DIVIDENDS RECEIVED FROM ASSOCIATES                                              7.6          14.6           1.6
                                                                          -------------------------------------
DIVIDENDS RECEIVED FROM JOINT VENTURES                                         19.5          10.0           --
                                                                          -------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                              67.1          67.7         102.2
Interest paid                                                                (173.8)       (156.5)       (105.0)
Interest element of finance lease rental payments                              (0.6)         (0.8)         (1.2)
                                                                          -------------------------------------
NET CASH (OUTFLOW) FROM RETURNS ON INVESTMENTS
   AND SERVICING OF FINANCE                                                  (107.3)        (89.6)         (4.0)
                                                                          -------------------------------------
TAXATION                                                                      (73.0)        (60.3)        (71.1)
                                                                          -------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                            (161.4)       (176.0)       (166.1)
Purchase of fixed asset investments                                           (18.4)         (2.8)         (3.2)
Purchase of current asset investments                                            --            --         (11.6)
Sale of tangible fixed assets                                                  49.2          18.4          19.8
Sale of fixed asset investments                                                  --          23.4          95.6
                                                                          -------------------------------------
NET CASH (OUTFLOW) FROM CAPITAL EXPENDITURE
   AND FINANCIAL INVESTMENT                                                  (130.6)       (137.0)        (65.5)
                                                                          -------------------------------------
ACQUISITIONS AND DISPOSALS
Cash in acquired and disposed subsidiary undertakings                           7.1          20.6           8.9
Demerger costs                                                                 (3.1)         (0.2)        (21.2)
Acquisition of subsidiary undertakings                  B                     (57.8)     (1,420.8)       (417.3)
Disposal of subsidiary undertakings                     B                     224.0          30.2            --
                                                                          -------------------------------------
NET CASH INFLOW (OUTFLOW) FROM                                                170.2      (1,370.2)       (429.6)
ACQUISITIONS AND DISPOSALS                                               --------------------------------------
DIVIDENDS PAID                                                               (101.3)        (91.7)        (84.4)
                                                                          -------------------------------------
MANAGEMENT OF LIQUID RESOURCES
Decrease (increase) in current asset investments                               51.5          71.8        (408.4)
Cash withdrawn from deposits                                                  163.1         562.8         364.9
                                                                          -------------------------------------
                                                                              214.6         634.6         (43.5)
                                                                          -------------------------------------
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING                                    625.2        (582.0)       (339.7)
                                                                          -------------------------------------
FINANCING
Issue of ordinary share capital                                                 1.9           1.7           0.9
(Repayments of) proceeds from short-term loans                               (179.7)        440.1         123.4
Proceeds of debenture loans                                                     1.3         506.6           3.7
Repayment of bank loans                                                        (3.6)           --         (33.6)
Repayments of debenture loans                                                 (57.1)       (175.9)        (10.3)
Capital element of finance lease rental payments                               (5.7)         (6.6)         (0.3)
                                                                          -------------------------------------
NET CASH (OUTFLOW) INFLOW FROM FINANCING                                     (242.9)        765.9          83.8
                                                                          -------------------------------------
NET CASH INFLOW (OUTFLOW) FOR THE YEAR AFTER FINANCING                        382.3         183.9        (255.9)
                                                                          =====================================

--------------
A summary of significant adjustments to cash flows which would be required if US GAAP had been applied instead of UK GAAP is given in Note 27 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

                                   HANSON PLC
                  CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


NOTE A
RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES


                                                                              YEAR ENDED DECEMBER 31
                                                        -------------------------------------------------------
                                                              2001          2001    2001       2000        1999
                                                                                         RESTATED(1) RESTATED(1)
                                                        CONTINUING  DISCONTINUED   TOTAL      TOTAL       TOTAL

                                                        -------------------------------------------------------

Group operating profit                                       233.9         (2.5)   231.4      360.7       313.0
Goodwill amortisation                                         59.7           --     59.7       42.7         9.2
Impairments                                                  163.4           --    163.4         --          --
Depreciation                                                 183.7          4.1    187.8      169.9        98.7
Depletion                                                     40.8          0.3     41.1       38.5        30.8
Movement in provisions                                       (34.7)        (1.9)   (36.6)     (39.5)      (83.8)
Acquisition creditors                                           --           --       --      (36.5)         --
(Profit) loss on sales of tangible fixed assets              (11.1)        (0.1)   (11.2)       1.0        (1.9)
Decrease (increase) in stocks                                  0.8          0.7      1.5      (28.3)        0.9
(Increase) decrease in debtors                                (3.0)         1.0     (2.0)      12.5        13.0
(Decrease) increase in creditors                             (19.4)         9.8     (9.6)     (13.4)      (23.1)
                                                        -------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                    614.1         11.4    625.5      507.6       356.8
                                                        =======================================================


NOTE B
PURCHASE AND DISPOSAL OF SUBSIDIARY UNDERTAKINGS

                                                                   YEAR ENDED DECEMBER 31
                                          ---------------------------------------------------------------------------
                                                      PURCHASES                              DISPOSALS
                                          ------------------------------------   ------------------------------------
                                             2001          2000         1999          2001          2000         1999
                                                    RESTATED(1)  RESTATED(1)                RESTATED (1)     RESTATED
                                          ----------------------------------     ------------------------------------
Fixed assets                                (39.7)    (1,068.3)      (158.8)        98.3        26.0           --
Stocks                                       (7.1)       (67.4)       (36.3)         6.7         1.8           --
Debtors                                     (34.3)      (346.6)       (64.3)        32.5         7.0           --
Cash at bank and in hand and liquid          (7.1)      (103.6)        (9.7)          --         1.9           --
resources
Creditors                                    18.1        293.5         57.6        (16.7)       (9.0)          --
Bank overdrafts                                --          1.8          0.8           --          --           --
Short-term loans                               --         48.0           --           --          --           --
Loans and finance leases                       --        237.0          4.4           --        (0.5)          --
Provisions for liabilities                    2.2         15.4         19.2        (26.7)       (1.0)          --
                                          ----------------------------------     ------------------------------------
                                            (67.9)      (990.2)      (187.1)        94.1        26.2           --
Profit on disposals                            --           --           --        104.6         1.2           --
Equity issued                                  --        381.1           --           --          --           --
Other non-cash consideration                 35.3           --           --           --          --           --
Goodwill (Note 18)                          (25.2)      (811.7)      (230.2)        25.3         2.8           --
                                          ----------------------------------     ------------------------------------
Cash consideration                          (57.8)    (1,420.8)      (417.3)       224.0        30.2           --
                                          ==================================     ====================================

--------------
(1) The December 2000 and 1999 amounts have been restated for FRS19, the new accounting standard on deferred taxation (see Note 22 of Notes to Consolidated Financial Statements).

                                  HANSON PLC
                  CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


NOTE C
ANALYSIS OF NET (DEBT) CASH
                                                                               OTHER
                                                 JANUARY 1,                 NON-CASH     EXCHANGE  DECEMBER 31,
                                                       2001    CASH FLOW    MOVEMENT     MOVEMENT          2001
                                                ---------------------------------------------------------------

Cash in hand and at bank                               113.0         9.1          --         (0.6)         121.5
Liquid resources
       - Deposits                                      804.2      (163.1)         --         15.8          656.9
       - Securities                                    411.9       (51.5)         --         13.2          373.6
                                                ----------------------------------------------------------------
Cash and investments per balance sheet               1,329.1      (205.5)         --         28.4        1,152.0
                                                ----------------------------------------------------------------
Overdrafts                                            (560.8)      373.2        (3.8)        24.2         (167.2)
Bank debt due within 1 year                             (3.0)     (210.4)      (15.7)        (4.9)        (234.0)
                                                ----------------------------------------------------------------
Bank loans and overdrafts per balance sheet           (563.8)      162.8       (19.5)        19.3         (401.2)
                                                ----------------------------------------------------------------
Debt due within 1 year
       - Debenture debt                               (942.7)      390.1       (10.4)       (15.7)        (578.7)
       - Finance leases                                 (7.7)        6.6        (1.4)          --           (2.5)
                                                ----------------------------------------------------------------
Debenture loans per balance sheet                     (950.4)      396.7       (11.8)       (15.7)        (581.2)
                                                ----------------------------------------------------------------
Debt due after 1 year
       - Debenture and bank debt                    (1,627.4)       59.4        23.1        (48.2)      (1,593.1)
       - Finance leases                                 (6.7)       (0.9)        1.4           --           (6.2)
                                                ----------------------------------------------------------------
Long term debt per balance sheet                    (1,634.1)       58.5        24.5        (48.2)      (1,599.3)
                                                ----------------------------------------------------------------
Net (debt)                                          (1,819.2)      412.5        (6.8)       (16.2)      (1,429.7)
                                                ================================================================

--------------
The cash flows represented by cash in hand and at bank (pound)9.1 and overdrafts of (pound)373.2, which total (pound)382.3 (including acquisitions (pound)7.1) represent the consolidated cash inflow for the year after financing.

                                  HANSON PLC
                  CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

NOTE C (CONTINUED)
ANALYSIS OF NET (DEBT) CASH

                                                                                  OTHER
                                         JANUARY 1,                            NON-CASH    EXCHANGE   DECEMBER 31,
                                              2000    CASH FLOW ACQUISITIONS   MOVEMENT    MOVEMENT           2000
                                        ---------------------------------------------------------------------------
Cash in hand and at bank                       40.3       47.1         22.4          --         3.2         113.0
Liquid resources - deposits                 1,256.4     (562.8)        76.3          --        34.3         804.2
Liquid resources - securities                 448.4      (71.8)         3.0          --        32.3         411.9
                                        ---------------------------------------------------------------------------
Cash per balance sheet                      1,745.1     (587.5)       101.7          --        69.8       1,329.1
                                        ---------------------------------------------------------------------------
Overdrafts                                   (589.7)     116.2         (1.8)         --       (85.5)       (560.8)
Bank debt due within 1 year                   (42.6)      87.0        (46.2)         --        (1.2)         (3.0)
                                        ---------------------------------------------------------------------------
Overdrafts and bank debt per balance         (632.3)     203.2        (48.0)         --       (86.7)       (563.8)
sheet
                                        ---------------------------------------------------------------------------
Debt due within 1 year
       - Debenture debt                      (377.1)    (524.1)        (1.8)       (1.3)      (38.4)       (942.7)
       - Finance leases                        (1.7)      (3.0)          --        (3.0)         --          (7.7)
                                        ---------------------------------------------------------------------------
Debenture loans per balance sheet            (378.8)    (527.1)        (1.8)       (4.3)      (38.4)       (950.4)
                                        ---------------------------------------------------------------------------
Debt due after 1 year
       - Debenture and bank debt             (991.6)    (330.7)      (234.3)        0.9       (71.7)     (1,627.4)
       - Finance leases                       (14.1)       6.6         (2.2)        3.0          --          (6.7)
                                        ---------------------------------------------------------------------------
Long term net debt per balance sheet       (1,005.7)    (324.1)      (236.5)        3.9       (71.7)     (1,634.1)
                                        ---------------------------------------------------------------------------
Net (debt)                                   (271.7)  (1,235.5)      (184.6)       (0.4)     (127.0)     (1,819.2)
                                        ===========================================================================

---------------
The cash flows, including acquisitions, of cash in hand and at bank (pound)69.5 and overdrafts (pound)114.4 totalling (pound)183.9 represent the consolidated cash outflow for the period after financing.


                                                                                  OTHER
                                         JANUARY 1,                            NON-CASH    EXCHANGE   DECEMBER 31,
                                              1999    CASH FLOW ACQUISITIONS   MOVEMENT    MOVEMENT           1999
                                        ------------ ---------- ------------ ----------- ----------- --------------

Cash in hand and at bank                       35.4       (4.7)         9.7          --        (0.1)         40.3
Liquid resources - deposits                 1,588.3     (364.9)          --          --        33.0       1,256.4
Liquid resources - securities                  36.5      408.4           --          --         3.5         448.4
                                        ---------------------------------------------------------------------------
Cash per balance sheet                      1,660.2       38.8          9.7          --        36.4       1,745.1
                                        ---------------------------------------------------------------------------
Overdrafts                                   (321.5)    (260.1)        (0.8)         --        (7.3)       (589.7)
Bank debt due within 1 year                   (44.8)      (0.7)          --        (1.1)        4.0         (42.6)
                                        ---------------------------------------------------------------------------
Overdrafts and bank debt per balance         (366.3)    (260.8)        (0.8)       (1.1)       (3.3)       (632.3)
sheet
                                        ---------------------------------------------------------------------------
Debt due within 1 year
       - Debenture debt                      (245.0)    (126.6)          --          --        (5.5)       (377.1)
       - Finance leases                        (4.3)       3.9           --        (1.3)         --          (1.7)
                                        ---------------------------------------------------------------------------
Debenture loans per balance sheet            (249.3)    (122.7)          --        (1.3)       (5.5)       (378.8)
                                        ---------------------------------------------------------------------------
Debt due after 1 year
       - Debenture and bank debt             (991.3)      40.2         (4.4)        0.9       (37.0)       (991.6)
       - Finance leases                       (15.7)       0.3           --         1.3          --         (14.1)
                                        ---------------------------------------------------------------------------
Long term net debt per balance sheet       (1,007.0)      40.5         (4.4)        2.2       (37.0)     (1,005.7)
                                        ---------------------------------------------------------------------------
Net cash (debt)                                37.6     (304.2)         4.5        (0.2)       (9.4)       (271.7)
                                        ===========================================================================

---------------
The cash flows, including acquisitions, of cash in hand and at bank (pound)5.0 and overdrafts (pound)(260.9) totalling (pound)(255.9) represent the consolidated cash outflow for the period after financing.

                                  HANSON PLC
                  CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

NOTE D
RECONCILIATION OF NET CASH FLOW MOVEMENT TO MOVEMENT IN NET (DEBT) CASH

                                                                                   YEAR ENDED DECEMBER 31
                                                                        ----------------------------------------
                                                                               2001          2000          1999
                                                                        ----------------------------------------
Net cash inflow (outflow) after financing                                      382.3         183.9        (255.9)
Decrease (increase) in long term debt                                           59.4        (330.7)         37.5
Cash withdrawn from deposits                                                  (163.1)       (562.8)       (364.9)
(Decrease) increase in liquid resources                                        (51.5)        (71.8)        408.4
Decrease (increase) in short-term loans                                        179.7        (440.1)       (123.4)
Capital element of finance leases                                                5.7           6.6           3.0
                                                                        ----------------------------------------
Change in net debt resulting from cash flows                                   412.5      (1,214.9)       (295.3)
Loans and finance leases acquired with subsidiaries                               --        (237.0)         (4.4)
Loans and finance leases relating to disposals                                    --           0.5            --
Deposits and liquid resources of business acquired                                --          31.3            --
Other financing movements                                                       (6.8)         (0.4)         (0.2)
Exchange movement                                                              (16.2)       (127.0)         (9.4)
                                                                        ----------------------------------------
Movement in net debt in the period                                             389.5      (1,547.5)       (309.3)
Opening net (debt) cash                                                     (1,819.2)       (271.7)         37.6
                                                                        ----------------------------------------
Closing net (debt)                                                          (1,429.7)     (1,819.2)       (271.7)
                                                                        ========================================

---------------
Liquid resources continue to constitute term deposits with banks of no more than one year to maturity and include marketable securities traded on an active market.

NOTE E
CASH FLOWS RELATING TO NON-OPERATING EXCEPTIONAL ITEMS

                                                                     YEAR ENDED DECEMBER 31
                                                          ---------------------------------------
                                                                 2001          2000          1999
                                                          ---------------------------------------
Taxation receipt for group relief                                 0.6          17.6           1.5
Disposal of subsidiary undertakings                             224.0          30.2            --
Disposal of fixed asset investments                                --          23.4          95.6
Settlement of environmental and related provisions                5.6           5.7            --
Demerger costs                                                     --            --         (21.2)
                                                          =======================================

                                   HANSON PLC
             CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS FUNDS
                   (POUNDS STERLING - MILLIONS EXCEPT SHARES)


                                                   SHARE CAPITAL                                                   TOTAL
                                            --------------------------                             PROFIT AND     SHARE-
                                            ORDINARY SHARES OF (POUND)2      SHARE               LOSS ACCOUNT    HOLDERS
                                            --------------------------     PREMIUM        OTHER  (B)(C)(D)(E)   EQUITY(E)
                                            AUTHORISED       ISSUED     ACCOUNT (A)  RESERVE(A)      RESTATED
                                            ---------------------------------------------------------------------------

Balance at January 1, 1999                    1,850.0        1,303.4     1,491.7          --     (1,202.8)   1,592.3
       Prior year adjustment                                                                         53.6       53.6
                                             --------------------------------------------------------------------------
       Restated                               1,850.0        1,303.4     1,491.7          --     (1,149.2)   1,645.9
       Share options exercised                                   0.6         0.3                                 0.9
       Profit available for appropriation                                                           302.2      302.2
       Dividends on ordinary shares                                                                 (87.4)     (87.4)
       Exchange fluctuation                                                                           6.9        6.9
                                              -------------------------------------------------------------------------
Balance at December 31, 1999 (restated)       1,850.0        1,304.0     1,492.0          --       (927.5)   1,868.5
       Share options exercised                                   1.5         0.2                                 1.7
       Shares issued on Pioneer
       Acquisition                                             164.8                   216.3                   381.1
       Goodwill relating to UGI                                                                       2.8        2.8
       Profit available for appropriation                                                           236.4      236.4
       (restated)
       Dividends on ordinary shares                                                                (100.4)    (100.4)
       Exchange fluctuation                                                                          30.5       30.5
                                              ------------------------------------------------------------------------
Balance at December 31, 2000 (restated)       1,850.0        1,470.3     1,492.2       216.3       (758.2)   2,420.6
       Share options exercised                                   1.5         0.4                                 1.9
       Goodwill  impaired  previously  written
       off to reserves                                                                               88.8       88.8
       Goodwill on disposals previously
       written off to reserves                                                                       25.3       25.3
       Profit available for appropriation                                                           278.8      278.8
       Dividends on ordinary shares                                                                (102.9)    (102.9)
       Exchange fluctuation                                                                           8.3        8.3
                                              ------------------------------------------------------------------------
Balance at December 31, 2001                  1,850.0        1,471.8     1,492.6       216.3       (459.9)   2,720.8
                                              ========================================================================

--------------
(a) Under the provisions of the Companies Act 1985 of Great Britain the share premium account and other reserve are not distributable.
(b) Retained earnings at December 31, 2001, 2000 and 1999 include(pound)10.9,(pound)16.2 and(pound)19.4, respectively, in respect of joint ventures and associates.
(c) At December 31, 2001, (pound)367.6 was available in the parent company for the payment of dividends.
(d) Cumulative goodwill written off directly to reserves in respect of acquisitions prior to January 1, 1998, net of amounts disposed of or recognised as impaired, amounted to (pound)1,112.1, (2000 (pound)1,226.2, 1999 (pound)1,229.0).
(e) The amounts for 2000 and 1999 have been restated for FRS19, the new accounting standard on deferred taxation (see Note 22 of Notes to Consolidated Financial Statements).

See accompanying Notes to Consolidated Financial Statements.

                                   HANSON PLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (POUNDS STERLING - MILLIONS)

ACCOUNTING POLICIES

ACCOUNTING  CONVENTION
The financial statements have been prepared in accordance with applicable UK accounting standards, using the historical cost convention.

The following financial reporting standards have been adopted in these financial statements for the first time;

i) FRS17 "Retirement Benefits" requires the assets of a defined benefit pension scheme to be measured at their market value and the liabilities to be measured using a specified actuarial valuation method and discounted using a corporate bond rate. Any pension scheme surplus or deficit arising is required to be recognised immediately on the group balance sheet. Any resulting actuarial gains and losses must be recognised immediately in the group statement of total recognised gains and losses. Adoption of the standard in full is not required until the period ending December 2003; however, transitional disclosures have been complied with in note 21.
ii) FRS18 "Accounting Policies" has been complied with, but has not caused the group to amend any of its accounting policies.
iii) FRS19 "Deferred Tax" has been adopted in preparing these financial statements. Subject to specific exceptions (see Deferred taxation below), this standard requires deferred tax to be recognised on all timing differences, where the periods over which gains and losses are recognised in the accounts differ from those in which they are recognised in the tax assessments. Previously, provision was only made to the extent that a gain or loss was expected to crystallise. This represents a change in accounting policy, which has resulted in restatement of certain amounts in respect of the years ended December 31, 2000 and 1999 (see note 22).

BASIS OF CONSOLIDATION
The accounting reference date of Hanson PLC ("the company") is December 31. The consolidated financial statements incorporate the financial statements of the company and all its subsidiary undertakings (together "the group").

ACCOUNTING FOR ACQUISITIONS AND DISPOSALS
The results of companies and businesses acquired during the year are dealt with in the consolidated financial statements from the date of acquisition. Upon the acquisition of a business the fair values that reflect the condition at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Adjustments are also made to bring the accounting policies of businesses acquired into alignment with those of the group. Where the consideration paid for a business exceeds the fair value of the net assets the difference is treated as goodwill and since the adoption of FRS10 on January 1, 1998 has been carried on the balance sheet and is amortised over the estimated economic life to a maximum of 20 years. Goodwill written off to reserves prior to January 1, 1998 has not been reinstated. On disposal of a business the profit or loss on disposal is determined after including the attributable amount of any purchased goodwill, including any previously written off direct to reserves.

The results of companies and businesses disposed of during the year are dealt with in the consolidated financial statements until the date of disposal.

JOINT  VENTURES  AND  ASSOCIATES
Entities in which the group holds an interest on a long-term basis and are jointly controlled by the group and one or more other ventures under a contractual arrangement are treated as joint ventures. In the consolidated financial statements, joint ventures are accounted for using the gross equity method. Entities, other than subsidiary undertakings or joint ventures, in which the group has a participating interest and over whose operating and financial policies the group exercises a significant influence are treated as associates. Associates are accounted for using the equity method.

TURNOVER
Turnover, which includes landfill tax, represents the net amounts charged or chargeable in respect of services rendered and goods supplied, excluding inter company sales and sales taxes.

ASSETS HELD UNDER  LEASES
Assets held under finance leases are included within fixed assets at the capitalised value of the future minimum lease payments and are depreciated over the shorter of their lease period and their useful life. The capital element of the future payments is treated as a liability and the interest element is charged to the profit and loss account so as to reflect a constant annual rate of interest on the remaining balance of the outstanding obligation. Rentals paid on operating leases are charged to the profit and loss account on a straight line basis over the shorter of the lease period and the useful life of the leased asset.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

DEFERRED  TAXATION
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets.

- Provision is made for gains which have been rolled over into replacement assets only to the extent that at the balance sheet date, there is a commitment to dispose of the replacement assets.

- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

STOCKS
Stocks are valued at the lower of cost, on a first in first out basis, and net realisable value. Cost includes an addition for overheads where appropriate.


TANGIBLE FIXED ASSETS
Tangible fixed assets are shown at cost less depreciation and depletion. Costs to develop new commercial aggregate deposits and for major development programmes at existing sites are capitalised and amortised over the life of the quarry.

No depreciation is provided on freehold land except for mineral reserves which are depleted on the basis of tonnage extracted. Depreciation of other fixed assets is calculated to write off their cost or valuation over their expected useful lives allowing for estimated residual value. The majority of fixed assets are written off on a straight line basis over the following periods:

      Motor vehicles                                        3-8 years
      General plant and equipment                          2-20 years
      Freehold and leasehold buildings                 up to 50 years

ASSET IMPAIRMENT
Intangible and tangible assets are tested for potential impairment where an event has taken place that could have affected their carrying values. An impairment loss is recognised where the carrying amount is not covered by the discounted cash flows resulting from continued use of the assets, or from their disposal.

RESEARCH AND  DEVELOPMENT
Expenditure on development and improvement of new and existing products is written off in the year in which it is incurred.

PENSIONS AND OTHER POST RETIREMENT BENEFITS
The cost of providing pension and other post retirement benefits is charged to the consolidated profit and loss account over employee service lives. Variances arising from actuarial valuations are charged or credited to profit over the estimated remaining service lives of the employees, to the extent that any resulting credit does not exceed the regular cost.

PROVISIONS
Provisions for long term obligations except deferred taxation are discounted at a rate of 2.5% on current prices, except where more appropriate discounting rates have been used having regard to information provided by actuaries or other independent advisers.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


DERIVATIVES AND FINANCIAL INSTRUMENTS
Financial instruments, in particular, forward currency contracts and currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments.

Financial instruments are accounted for as follows:

o forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency investments and borrowings. The difference between the spot and forward rate for these contracts is recognised as part of the net interest payable over the period of the contract. The spot rate of such contracts is revalued to the rate of exchange at the balance sheet date and any aggregate unrealised gains or losses arising on revaluation are included in other debtors/other creditors. Both realised and unrealised gains and losses on these contracts are taken to reserves in the same way as those for the foreign investments and borrowings to which the contracts relate.

o interest rate swaps are used to hedge the group's exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

o cross currency interest rate swaps (currency swaps) are used to hedge foreign currency assets and borrowings. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

o interest rate options are occasionally used to hedge the group's exposure to movements in interest rates. Option premiums paid (received) are recognised in the group balance sheet as prepayments and amortised over the life of the contract.

o currency options are occasionally used as balance sheet hedging instruments to hedge foreign currency investments and borrowings. Option premiums paid (received) are recognised at their historic cost in the group balance sheet as prepayments and amortised over the life of the option.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in Note 14 to the financial statements.

FOREIGN  CURRENCIES
Average rates of exchange ruling during the year have been used to translate the profit and loss accounts of overseas subsidiary and associated undertakings.

The balance sheets of overseas subsidiaries and associates are translated at rates ruling at the balance sheet date. Differences on translation arising from changes in the sterling value of overseas net assets and related foreign currency loans and foreign exchange contracts and currency swaps at the beginning of the accounting year, or at the date of any later capital currency conversions, together with the differences between profit and loss accounts translated at average rates and at balance sheet rates, are shown as a movement on reserves and in the statement of recognised gains and losses. Other exchange rate differences are dealt with in the profit and loss account for the year.

USE OF ESTIMATES
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING COSTS
Expenditure on advertising is written off in the period in which it is incurred.

NON-MONETARY TRANSACTIONS
Exchanges of assets that are similar in nature and that have a similar use in the same line of business are not regarded as transactions that generate revenue. The cost of the new asset is based on the carrying value of the asset given up. When dissimilar assets are exchanged, the transaction generates revenue. The cost of the asset received is measured by its fair value, which is equivalent to the fair value of the asset given up adjusted by the amount of cash transferred.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

1. BUSINESS SEGMENT ANALYSIS

Throughout the year Hanson's trading operations were divided into five segments (see note 23): Hanson Building Materials America, Hanson Quarry Products Europe, Hanson Bricks Europe, Hanson Australia and Hanson Pacific. These operations are conducted primarily in five geographical regions, UK, Continental Europe, North America, Australia and south east Asia.

The following tables show, for each of Hanson's last three full fiscal years, turnover (net of inter-company transactions, which are not material), profit on ordinary activities, identifiable assets and capital employed attributable to each business segment and each geographical region, and capital expenditures and depreciation by business segment.

TURNOVER, INCLUDING JOINT VENTURES AND ASSOCIATES

                                                                                   YEAR ENDED DECEMBER 31
                                                                          --------------------------------------
BY BUSINESS SEGMENT                                                             2001          2000          1999
                                                                          --------------------------------------
Hanson Building Materials America                                            1,994.7       1,536.4       1,029.8
Hanson Quarry Products Europe                                                1,233.5         988.2         607.7
Hanson Bricks Europe                                                           226.8         225.1         207.1
Hanson Australia                                                               379.7         286.3            --
Hanson Pacific                                                                 280.5         197.8          13.7
                                                                          --------------------------------------
Trading operations                                                           4,115.2       3,233.8       1,858.3
Discontinued operations - disposals (a)                                         64.2         183.2         135.4
                                                                          --------------------------------------
                                                                             4,179.4       3,417.0       1,993.7
                                                                          ======================================
BY GEOGRAPHICAL REGION
North America                                                                1,994.7       1,536.4       1,029.8
UK                                                                           1,059.1         899.8         709.2
Continental Europe                                                             401.2         313.5         105.6
Australia                                                                      379.7         286.3            --
Asia                                                                           280.5         197.8          13.7
                                                                          --------------------------------------
                                                                             4,115.2       3,233.8       1,858.3
Discontinued operations - disposals (a)                                         64.2         183.2         135.4
                                                                          --------------------------------------
                                                                             4,179.4       3,417.0       1,993.7
                                                                          ======================================

                                                                               GROSS  JOINT VENTURES      GROUP
                                                                            TURNOVER  AND ASSOCIATES   TURNOVER
                                                                          --------------------------------------
                                                                                YEAR ENDED DECEMBER 31, 2001
                                                                          --------------------------------------
TURNOVER
Hanson Building Materials America                                            1,994.7            77.0     1,917.7
Hanson Quarry Products Europe                                                1,233.5           105.9     1,127.6
Hanson Bricks Europe                                                           226.8              --       226.8
Hanson Australia                                                               379.7           130.3       249.4
Hanson Pacific                                                                 280.5            42.5       238.0
                                                                          --------------------------------------
                                                                             4,115.2           355.7     3,759.5
Discontinued                                                                    64.2              --        64.2
                                                                          --------------------------------------
                                                                             4,179.4           355.7     3,823.7
                                                                          ======================================

                                                                                YEAR ENDED DECEMBER 31, 2000
                                                                          --------------------------------------
Hanson Building Materials America                                            1,536.4            60.5     1,475.9
Hanson Quarry Products Europe                                                  988.2            80.5       907.7
Hanson Bricks Europe                                                           225.1              --       225.1
Hanson Australia                                                               286.3           100.5       185.8
Hanson Pacific                                                                 197.8            39.4       158.4
                                                                          --------------------------------------
                                                                             3,233.8           280.9     2,952.9
Discontinued                                                                   183.2              --       183.2
                                                                          --------------------------------------
                                                                             3,417.0           280.9     3,136.1
                                                                          ======================================

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


TURNOVER (CONTINUED)                                                          YEAR ENDED DECEMBER 31, 1999
                                                                          --------------------------------------
Hanson Building Materials America                                            1,029.8             2.6     1,027.2
Hanson Quarry Products Europe                                                  607.7            69.5       538.2
Hanson Bricks Europe                                                           207.1              --       207.1
Hanson Pacific                                                                  13.7             1.1        12.6
                                                                          --------------------------------------
                                                                             1,858.3            73.2     1,785.1
Discontinued                                                                   135.4              --       135.4
                                                                          --------------------------------------
                                                                             1,993.7            73.2     1,920.5
                                                                          ======================================

                                                                                   YEAR ENDED DECEMBER 31
                                                                          -------------------------------------
                                                                               2001          2000          1999
                                                                          -------------------------------------
ANALYSIS OF GROUP'S SHARE OF JOINT VENTURES AND GEOGRAPHICAL LOCATION
Hanson Building Materials America                                               75.1          23.9           --
Hanson Quarry Products Europe                                                   26.6          14.6           --
Hanson Australia                                                               130.3         100.5           --
Hanson Pacific                                                                  39.8          34.8           --
                                                                          -------------------------------------
                                                                               271.8         173.8           --
                                                                          =====================================
ANALYSIS OF GROUP'S SHARE OF ASSOCIATES AND GEOGRAPHICAL LOCATION
Hanson Building Materials America                                                1.9          36.6          2.6
Hanson Quarry Products Europe                                                   79.3          65.9         69.5
Hanson Pacific                                                                   2.7           4.6          1.1
                                                                          -------------------------------------
                                                                                83.9         107.1         73.2
                                                                          =====================================

The analysis on page F-14 and above of turnover shows the geographical segments from which products are supplied. This also represents the analysis of turnover by geographical destination.

The contribution from acquisitions during the year is shown in the consolidated profit and loss account on page F-2.

PROFIT ON ORDINARY ACTIVITIES (b)                                                  YEAR ENDED DECEMBER 31
                                                                          -------------------------------------
                                                                               2001          2000          1999
                                                                          -------------------------------------
BY BUSINESS SEGMENT
Hanson Building Materials America                                             315.4         266.7         196.5
Hanson Quarry Products Europe                                                 105.2          89.7          85.2
Hanson Bricks Europe                                                           27.8          31.9          33.0
Hanson Australia                                                                4.6          16.5            --
Hanson Pacific                                                                  9.9           7.7          (0.1)
                                                                          -------------------------------------
Trading operations                                                            462.9         412.5         314.6
Discontinued operations - disposals (a)                                        (2.5)         13.8          17.5
Property and other income                                                      20.6           9.1           8.1
Central expenses                                                              (17.5)        (18.1)        (16.6)
Operating exceptional items
- Goodwill impaired previously written off to reserves                        (88.8)           --            --
- Other exceptional items                                                    (102.5)        (22.7)           --
                                                                           ------------------------------------
Operating profit                                                              272.2         394.6         323.6
Non operating exceptional items net                                           115.7          11.3           2.1
Net interest expense                                                         (106.5)        (91.9)         (1.5)
Unwinding of discount on provisions                                            (6.0)         (6.8)         (7.8)
                                                                          -------------------------------------
Profit on ordinary activities before taxation                                 275.4         307.2         316.4
                                                                          =====================================



                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

                                                                                   YEAR ENDED DECEMBER 31
                                                                          -------------------------------------
BY GEOGRAPHICAL REGION (INCLUDING JOINT VENTURES AND ASSOCIATES)               2001          2000          1999
                                                                                         RESTATED
                                                                          -------------------------------------
North America                                                                 315.0         272.0         202.3
UK                                                                            116.7          99.1         100.4
Continental Europe                                                             19.8           8.2           3.5
Australia                                                                       4.6          16.5            --
Asia                                                                            9.9           7.7          (0.1)
Discontinued operations - disposals (a)                                        (2.5)         13.8          17.5
Operating exceptional items                                                  (191.3)        (22.7)           --
                                                                          -------------------------------------
                                                                              272.2         394.6         323.6
                                                                          =====================================
TRADING PROFIT BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS

                                                                              YEAR ENDED DECEMBER 31, 2001
                                                                          --------------------------------------
                                                                              GROSS      GOODWILL           NET
                                                                                     AMORTISATION
                                                                          --------------------------------------
Hanson Building Materials America                                              345.4          30.0         315.4
Hanson Quarry Products Europe                                                  112.9           7.7         105.2
Hanson Bricks Europe                                                            28.6           0.8          27.8
Hanson Australia                                                                14.5           9.9           4.6
Hanson Pacific                                                                  21.2          11.3           9.9
                                                                          --------------------------------------
                                                                               522.6          59.7         462.9
                                                                          ======================================

                                                                              YEAR ENDED DECEMBER 31, 2000
                                                                          -------------------------------------
                                                                              GROSS      GOODWILL           NET
                                                                                     AMORTISATION
                                                                           RESTATED      RESTATED      RESTATED
                                                                          -------------------------------------
Hanson Building Materials America                                              288.9          22.2         266.7
Hanson Quarry Products Europe                                                   94.8           5.1          89.7
Hanson Bricks Europe                                                            32.4           0.5          31.9
Hanson Australia                                                                23.6           7.1          16.5
Hanson Pacific                                                                  15.1           7.4           7.7
                                                                          --------------------------------------
                                                                               454.8          42.3         412.5
                                                                          ======================================

                                                                              YEAR ENDED DECEMBER 31, 1999
                                                                          --------------------------------------
                                                                              GROSS      GOODWILL           NET
                                                                                     AMORTISATION
                                                                          --------------------------------------
Hanson Building Materials America                                              204.3           7.8         196.5
Hanson Quarry Products Europe                                                   85.8           0.6          85.2
Hanson Bricks Europe                                                            33.0            --          33.0
Hanson Pacific                                                                   0.7           0.8          (0.1)
                                                                          --------------------------------------
                                                                               323.8           9.2         314.6
                                                                          ======================================

                                                                                   YEAR ENDED DECEMBER 31
                                                                          -------------------------------------
                                                                               2001          2000          1999
                                                                          -------------------------------------
ANALYSIS OF GROUP'S SHARE OF JOINT VENTURES AND GEOGRAPHICAL LOCATION
Hanson Building Materials America                                              10.1           9.3           --
Hanson Quarry Products Europe                                                   5.5           4.6           --
Hanson Australia                                                               12.7           8.1           --
Hanson Pacific                                                                 (0.6)         (1.6)          --
                                                                          -------------------------------------
                                                                               27.7          20.4           --
                                                                          =====================================

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

                                                                                  YEAR ENDED DECEMBER 31
                                                                          -------------------------------------
                                                                               2001          2000          1999
                                                                          -------------------------------------
ANALYSIS OF GROUP'S SHARE OF ASSOCIATES AND GEOGRAPHICAL LOCATION
Hanson Building Materials America                                               0.9           3.8           0.6
Hanson Quarry Products Europe                                                  12.5          10.0          10.1
Hanson Pacific                                                                 (0.3)         (0.3)         (0.1)
                                                                          -------------------------------------
                                                                               13.1          13.5          10.6
                                                                          =====================================


                                                                                                DECEMBER 31
                                                                          -------------------------------------
IDENTIFIABLE ASSETS                                                                          2001          2000
BY BUSINESS SEGMENT                                                                                    RESTATED
                                                                          -------------------------------------
Hanson Building Materials America                                                         2,940.5       2,795.6
Hanson Quarry Products Europe                                                             1,326.3       1,334.1
Hanson Bricks Europe                                                                        336.7         409.6
Hanson Australia                                                                            604.2         639.6
Hanson Pacific                                                                              435.0         455.8
                                                                          -------------------------------------
Trading operations                                                                        5,642.7       5,634.7
Discontinued operations  - disposals (a)                                                       --         154.6
Central, Property and other                                                               1,310.3       1,511.6
                                                                          -------------------------------------
                                                                                          6,953.0       7,300.9
                                                                          =====================================
BY GEOGRAPHICAL REGION
North America                                                                             2,940.5       2,795.6
UK                                                                                        1,390.8       1,399.5
Continental Europe                                                                          272.2         344.2
Australia                                                                                   604.2         639.6
Asia                                                                                        435.0         455.8
Central (c)                                                                               1,310.3       1,511.6
Discontinued operations - disposals (a)                                                        --         154.6
                                                                          -------------------------------------
                                                                                          6,953.0       7,300.9
                                                                          =====================================

                                                                                                DECEMBER 31
                                                                          -------------------------------------
IDENTIFIABLE LONG-LIVED ASSETS                                                               2001          2000
BY BUSINESS SEGMENT                                                                                    RESTATED
                                                                          -------------------------------------
Hanson Building Materials America                                                         1,649.5       1,628.2
Hanson Quarry Products Europe                                                               814.7         842.5
Hanson Bricks Europe                                                                        227.7         297.5
Hanson Australia                                                                            341.0         363.8
Hanson Pacific                                                                               96.4         136.7
                                                                          -------------------------------------
Trading operations                                                                        3,129.3       3,268.7
Discontinued operations - disposals (a)                                                        --          98.4
Central, Property and other                                                                   2.6           9.6
                                                                          -------------------------------------
                                                                                          3,131.9       3,376.7
                                                                          =====================================
BY GEOGRAPHICAL REGION
North America                                                                             1,649.5       1,628.2
UK                                                                                          946.3         796.2
Continental Europe                                                                           96.1         343.8
Australia                                                                                   341.0         363.8
Asia                                                                                         96.4         136.7
Central                                                                                       2.6           9.6
Discontinued operations - disposals (a)                                                        --          98.4
                                                                          -------------------------------------
                                                                                          3,131.9       3,376.7
                                                                          =====================================

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

                                                                                   YEAR ENDED DECEMBER 31
                                                                          -------------------------------------
                                                                               2001          2000          1999
CAPITAL EXPENDITURES BY BUSINESS SEGMENT                                                 RESTATED
                                                                          -------------------------------------
Hanson Building Materials America                                              94.6          91.9          87.0
Hanson Quarry Products Europe                                                  42.3          41.3          54.7
Hanson Bricks Europe                                                            8.6          11.1          10.7
Hanson Australia                                                               11.9          10.7            --
Hanson Pacific                                                                  2.1          12.2           2.6
Central                                                                          --           0.1            --
Discontinued operations - disposals (a)                                         1.9           8.7          11.1
                                                                          -------------------------------------
                                                                              161.4         176.0         166.1
                                                                          =====================================
DEPRECIATION BY BUSINESS SEGMENT
Hanson Building Materials America                                              96.3          81.4          51.0
Hanson Quarry Products Europe                                                  43.4          41.4          26.7
Hanson Bricks Europe                                                           12.3          13.1          10.4
Hanson Australia                                                               17.8          13.9            --
Hanson Pacific                                                                 13.9           8.8           0.6
Central                                                                          --           0.6            --
Discontinued operations - disposals (a)                                         4.1          10.7          10.0
                                                                          -------------------------------------
                                                                              187.8         169.9          98.7
                                                                          =====================================
DEPLETION BY BUSINESS SEGMENT
Hanson Building Materials America                                              25.0          23.5          24.4
Hanson Quarry Products Europe                                                   7.0           8.0           4.9
Hanson Bricks Europe                                                            1.5           1.5           1.5
Hanson Australia                                                                3.5           2.5            --
Hanson Pacific                                                                  3.8           2.6            --
Discontinued operations - disposals (a)                                         0.3           0.4            --
                                                                          -------------------------------------
                                                                               41.1          38.5          30.8
                                                                          =====================================
GOODWILL AMORTISATION BY BUSINESS SEGMENT
Hanson Building Materials America                                              30.0          22.2           7.8
Hanson Quarry Products Europe                                                   7.7           5.1           0.6
Hanson Bricks Europe                                                            0.8           0.5            --
Hanson Australia                                                                9.9           7.1            --
Hanson Pacific                                                                 11.3           7.4           0.8
Discontinued operations - disposals (a)                                          --           0.4            --
                                                                          -------------------------------------
                                                                               59.7          42.7           9.2
                                                                          =====================================

                                                                                                DECEMBER 31
                                                                          -------------------------------------
                                                                                             2001          2000
                                                                                                       RESTATED
                                                                          -------------------------------------
CAPITAL EMPLOYED BY BUSINESS SEGMENT
Hanson Building Materials America                                                         2,435.1       2,322.5
Hanson Quarry Products Europe                                                             1,051.8       1,082.7
Hanson Bricks Europe                                                                        260.6         332.1
Hanson Australia                                                                            538.2         583.7
Hanson Pacific                                                                              334.1         386.0
                                                                          -------------------------------------
Trading operations                                                                        4,619.8       4,707.0
Discontinued operations - disposals (a)                                                        --          99.6
                                                                          -------------------------------------
                                                                                          4,619.8       4,806.6
                                                                          =====================================

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


                                                                                                DECEMBER 31
                                                                          -------------------------------------
                                                                                             2001          2000
                                                                                                       RESTATED
                                                                          -------------------------------------
BY GEOGRAPHICAL LOCATION
North America                                                                             2,435.1       2,322.5
UK                                                                                        1,167.8       1,217.0
Continental Europe                                                                          144.6         197.8
Australia                                                                                   538.2         583.7
Asia                                                                                        334.1         386.0
Discontinued operations - disposals (a)                                                        --          99.6
                                                                          -------------------------------------
                                                                                          4,619.8       4,806.6
                                                                          =====================================

RECONCILIATION OF CAPITAL EMPLOYED

Capital employed is reconciled to the consolidated balance sheet as follows:


                                                                                                DECEMBER 31

                                                                          -------------------------------------
                                                                                             2001          2000
                                                                                                       RESTATED
                                                                          -------------------------------------
Shareholders' funds                                                                       2,720.8       2,420.6
Current taxation and dividends                                                              100.7         178.8
Provisions for non current tax (Note 15)                                                    152.8         149.8
Net debt, investments and non-operating assets                                            1,645.5       2,057.4
                                                                          -------------------------------------
                                                                                          4,619.8       4,806.6
                                                                          =====================================



--------------
(a) The principal operations included in "Discontinued Operations" are the Waste management division of HQPE, the quarrying operations in Utah and Las Vegas and the Australian roof tiles operation in the year ended December 31, 2001 and Acme Materials Construction and UGI for the year ended December 31, 2000.

(b)  Represents profit before taxation.

(c) Includes cash on deposit of 2001:(pound)656.9 (2000:(pound)804.2), principally with banks in Western Europe.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

2. COSTS AND OVERHEADS LESS OTHER INCOME


                                                                      YEAR ENDED DECEMBER 31
                                      ----------------------------------------------------------------------------------
                                                   2001                           2000                     1999
                                      --------------------------------    -----------------------   --------------------
                                         CONT'G      ACQ'NS     DISC.        CONT'G      DISC.        CONT'G      DISC.
                                                                           RESTATED   RESTATED
                                      ----------------------------------------------------------------------------------
Changes in inventory                        14.4        0.6       0.3         (10.9)       0.3          (4.4)      1.4
Raw materials and consumables            1,005.4        7.3      16.0         744.2       33.9         290.4      27.3
Employment costs                           686.7        3.9      14.1         580.6       32.4         389.3      22.4
Depreciation and depletion                 218.1        2.7       4.4         192.1       11.2         115.9       8.8
Depreciation of finance leased               3.7         --        --           4.9        0.2           4.6       0.2
assets
Amortisation of goodwill                    59.1        0.6       -            42.3        0.4           9.2        --
Other operating charges                  1,324.2        7.6      31.9       1,030.1       91.0         684.6      57.8
Exceptional operating items                191.3         --        --          22.7        --             --        --
                                      ----------------------------------------------------------------------------------
                                         3,502.9       22.7      66.7       2,606.0      169.4       1,489.6     117.9
                                                 ---------------------               -----------              ---------

Acquisitions                                22.7                                 --                       --
Discontinued operations                     66.7                              169.4                    117.9
                                      ----------                          ----------               ----------
                                         3,592.3                            2,775.4                  1,607.5
                                      ----------                          ----------               ----------
Included above:-
Operating lease rental                      46.7                               51.8                     16.6
Research and development                     1.2                                2.2                      3.8
Advertising costs                            4.5                                4.8                      2.9

Remuneration paid to auditors for
Group audit                                  1.5                                1.5                      1.3
Fees for non-audit services paid to
Ernst & Young LLP within the UK              0.7                                1.6                      0.5
Fees for non-audit services paid to
Ernst & Young LLP outside the UK             1.4                                0.6                      0.7

In addition, included in the Pioneer acquisition costs in 2000 are fees of (pound)0.5 relating to transaction support services provided by Ernst & Young LLP.

Non-audit services mainly relate to acquisitions & disposals, regulatory advice, overseas filings and taxation. Payments to auditors for audit and non-audit services are reviewed by the audit committee and approved by the board.

3. DIRECTORS AND EMPLOYEES

The analysis of employment costs is as follows:

                                                  YEAR ENDED DECEMBER 31
                                          -----------------------------------
                                             2001          2000          1999
                                          -----------------------------------
Aggregate gross wages and salaries          637.3         552.0         373.5
Employers' social security costs             53.2          51.5          31.9
Post retirement benefits                      3.4           0.9           1.7
Employers' pension contributions             10.8           8.6           4.6
                                          -----------------------------------
                                            704.7         613.0         411.7
                                          ===================================

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


                                                                                    YEAR ENDED DECEMBER 31
                                                                           ------------------------------------
                                                                               2001          2000          1999
                                                                             NUMBER        NUMBER        NUMBER
                                                                           ------------------------------------
THE AVERAGE NUMBER OF PERSONS EMPLOYED DURING THE YEAR
UK                                                                            6,800         6,300         6,500
Continental Europe                                                            2,300         2,600         1,000
North America                                                                12,600        11,700         8,600
Australia                                                                     2,300         1,600            --
Asia                                                                          2,900         2,500           800
                                                                           ------------------------------------
                                                                             26,900        24,700        16,900
                                                                           ====================================


The total number of employees at the year end was 26,800 (2000: 27,000, 1999:
17,300).

POLICY OF REMUNERATION OF EXECUTIVE DIRECTORS AND SENIOR EXECUTIVES
Hanson operates in competitive and international markets. To continue to compete successfully it is essential that the company attracts, develops, retains and motivates talented and high-achieving executive directors in the best interests of shareholders. To ensure that its remuneration rates are competitive, whilst not being excessive, the remuneration committee, which keeps remuneration under regular review, has had access during the year to advice from independent external consultants, Stern Stewart, William M Mercer Limited and AON Compensation Consulting, and from national and international surveys on executive remuneration.

The remuneration packages, which take account of an individual's responsibilities and performance, are designed:

i) in the knowledge of what comparable, in terms of size and complexity, UK and international companies are paying;

ii)  in the context of packages offered throughout Hanson; and

iii) to include short and long-term performance related elements to motivate the highest performance and to support the board's strategy to enhance shareholder value while aligning the interests of directors and shareholders. Details of the performance related elements are set out below.

Share incentives are considered to be an important part of the incentive policy for directors. While there is no specific shareholding requirement for directors, shares arising from the long term share based incentive plans are expected to be retained by directors.

ANNUAL BONUS SCHEME
The annual bonus scheme for the executive directors and other senior executives is aligned with changes in shareholder value through the economic value added (EVA(R)) methodology. The main principle of EVA(R) is to recognise that over time a company should generate revenues sufficient to cover its operating costs and the cost of capital - the return that lenders and shareholders expect of the company each year.

The annual bonus scheme is calibrated by reference to target levels of bonus. Each year the participant will receive one-third of an accumulated bonus pool, which is updated for the year's performance compared to target.

For the executive directors, other than for A J Murray, chief executive of Hanson Building Materials America Inc ("HBMA"), the target level of bonus for 2001 was 25% of basic salary. Consistent with US market practices A J Murray's target level of bonus for 2001 was higher, at 50% of his basic salary.

For 2002, following a review of the executive directors' remuneration and to act as an added incentive for enhanced performance, the target levels of bonus have been increased to 62.5% of basic salary for A J Murray and to 37.5% of basic salary for all other executive directors.

For A J Murray and S N Vivian, chief executive of Hanson Quarry Products Europe Limited ("HQPE") throughout the year, the EVA(R) performance of their respective businesses in 2001 determined three quarters of the addition to their bonus pool with one quarter of the addition based on the performance of the group overall. It is the group's overall EVA(R) performance which determines the bonus pool addition for the other executive directors. The bonuses paid in respect of the year to December 31, 2001 to the directors are set out in the table of directors' remuneration on page F-25.

Performance targets under the annual bonus scheme, based on improvements in EVA(R), are set by the remuneration committee, after taking advice from Stern Stewart.

Bonuses are not pensionable.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


LONG TERM INCENTIVE PLAN
At the 2001 annual general meeting, shareholders approved changes to the long-term incentive plan (the "LTIP"), permitting an increased level of conditional awards.

Under the LTIP, participants are conditionally awarded shares in the company with the proportion of those shares which may vest subject to the achievement of performance targets over a performance period set by the remuneration committee.

In 2001, conditional awards of shares were made to executive directors, other than for A J Murray, of 100% of basic salary. Consistent with US market practices and taking into account that no conditional option grant was made to him (similarly for other US based executives) during the year under the share option plan, A J Murray received a higher conditional award, of 200% of basic salary.

The conditional awards made in 2001 are subject to performance criteria and the remuneration committee determined that 50% of the conditional award should be subject to the attainment of an EVA(R) target and 50% to a total shareholder return ("TSR") target. For the conditional award made in 2001, the EVA(R) target requires an improvement in EVA(R) over a period of three years based on the results for the year to December 31, 2000. For this measurement, a linear vesting schedule applies in order that only a small proportion of the award will vest at the minimum performance level with the maximum award vesting only on the achievement of substantial performance improvement.

TSR is the aggregate of share price growth and dividends paid on the assumption that such dividends are reinvested in Hanson shares during the performance period.

For the TSR measurement in 2001 the conditional awards made will vest only if Hanson achieves a TSR over the three year performance period, from the date of the award in May 2001, which is greater than the TSR achieved by at least 50% of the members of a comparator group of international building materials companies at the date of the award (the "comparator group"). If so 30% of the award will vest. All of the award will vest if the company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group over the same period. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the company's ranking.

There is no retesting of performance under either the EVA(R) measurement or the TSR measurement.

The table below shows the conditional interests in shares of directors relating to awards made under the LTIP in 1998, 1999, 2000 and 2001. Following the end of the three year performance period for the conditional award made in 1998, approximately 1.6m shares vested on September 11, 2001 in the participants, including the directors as set out in the table below. Hanson's TSR for the three year performance period exceeded that of 80% of the members of the comparator group and therefore in accordance with the performance criteria 100% of these conditional awards vested. For A J Murray and S N Vivian, the performance criteria for the conditional award made in 1998 was based on cash returns on cash invested by HBMA and HQPE over a three year performance period, being on the same basis as other executives within the respective operating companies. For A J Murray 100% of his conditional award vested and for S N Vivian 45% of his conditional award vested with the balance of the award lapsing. Other than A J Murray, the directors elected to satisfy their income tax liabilities, arising on the vesting of shares, out of the share award.

                          BALANCE AT       AWARDED       VESTED        LAPSED    BALANCE AT
                         JAN 1, 2001   DURING YEAR  DURING YEAR   DURING YEAR  DEC 31, 2001
                         -------------------------------------------------------------------
                                                  NUMBER OF SHARES
                         -------------------------------------------------------------------
C D Collins                   69,840           --        69,840           --            --
A J H Dougal                 190,176       84,512        60,829           --       213,859
G Dransfield                 161,373       61,272        58,576           --       164,069
A J Murray                   179,630      172,220        55,349           --       296,501
J C Nicholls                 138,852       61,272        45,058           --       155,066
S N Vivian                   116,118       57,046        15,040       18,753       139,371

Conditional awards under the LTIP will usually be made annually and, initially, will not exceed 200% of basic salary. In any year where a director receives a conditional option grant under the share option plan, awards under the LTIP will initially be limited to not more than 100% of basic salary for UK based directors and 150% for US based directors.

Awards vesting under the LTIP are not pensionable.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                  (POUNDS STERLING - EXCEPT NUMBERS OF SHARES)


SHARE OPTIONS
SHARE OPTION PLAN

At the 2001 annual general meeting shareholders approved the introduction of a new share option plan.

Under the plan, participants are granted options over a number of shares in the company but the proportion of those shares under option which may be exercised is subject to the achievement of performance targets over a three year performance period set by the remuneration committee.

The EVA(R) and TSR performance targets for the conditional options granted to directors in the year ending December 31, 2001 were the same as for the awards made in 2001 under the LTIP, as detailed above, with no retesting.

The conditional options granted to directors under the share option plan are shown below.


                                                                                                          WEIGHTED
                                                                                                           AVERAGE
                                                                                                          EXERCISE
                                               BALANCE AT       GRANTED     EXERCISED     BALANCE AT         PRICE
                                              JAN 1, 2001   DURING YEAR   DURING YEAR   DEC 31, 2001       (PENCE)
                                             ----------------------------------------------------------------------
                                                                NUMBER OF SHARES
                                             --------------------------------------------------------
A J H Dougal                                           --        84,512            --        84,512           473.3
G Dransfield                                           --        61,272            --        61,272           473.3
J C Nicholls                                           --        61,272            --        61,272           473.3
S N Vivian                                             --        57,046            --        57,046           473.3

Under the Black-Scholes option valuation model, on the basis of the company's three year share price performance, the value of an option over an ordinary share at the date of grant was equal to approximately 35% of the share's current market value. On this basis, with no discount of the Black-Scholes value because of the application of performance conditions on exercise, the conditional options granted during 2001 at 100% of basic salary had a Black-Scholes value of about 35% of basic salary.

Grants of conditional options under the share option plan will be considered annually in conjunction with the awards to be made under the LTIP and, other than in exceptional cases which would be reported to shareholders in the next annual report, for directors receiving an LTIP award will not exceed 100%.

Any gains made under the share option plan will not be pensionable.

EXECUTIVE SHARE OPTION SCHEMES
Options to subscribe for ordinary shares granted to directors under the executive share option schemes are shown below.

No further grants will be made under these schemes, the last grant having been made in December 1995.


                                                                                            WEIGHTED
                                                                                             AVERAGE
                                              SURRENDERED                                   EXERCISE      RANGE OF
                                 BALANCE AT      FOR CASH     EXERCISED    BALANCE AT          PRICE      EXERCISE
                                JAN 1, 2001   DURING YEAR   DURING YEAR  DEC 31, 2001        (PENCE)         DATES
                               ------------------------------------------------------- -------------- -------------
                                                  NUMBER OF SHARES
                               -------------------------------------------------------
C D Collins*                         42,685            --            --        42,685          482.6     1/97-1/04
C D Collins                         245,541        58,373        13,140       174,028          403.4    1/96-12/05
A J H Dougal*                        46,012            --            --        46,012          482.6     1/97-1/04
A J H Dougal                        127,291        25,340         5,704        96,247          356.7   12/97-12/05
G Dransfield*                        28,272            --            --        28,272          482.6     1/97-1/04
G Dransfield                        158,364            --            --       158,364          387.7    6/95-12/05
A J Murray*                          21,065            --            --        21,065          482.6     1/97-1/04
A J Murray                          124,941        12,195            --       112,746          377.7    1/96-12/05
S N Vivian*                          24,392            --            --        24,392          482.6     1/97-1/04
S N Vivian                           67,681        30,915         6,831        29,935          412.3   12/97-12/04

*In respect of options with exercise prices greater than the market price at December 31, 2001 of 474p per ordinary share.
The range of the market quotations for Hanson ordinary shares, as derived from the daily official list of the UK Financial Services Authority, during the period January 1 to December 31, 2001 was 388.5p to 553p.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                  (POUNDS STERLING - EXCEPT NUMBERS OF SHARES)

C D Collins and A J H Dougal exercised options over 13,140, and 5,704 ordinary shares, respectively, and surrendered for cash options over 58,373 and 25,340 ordinary shares, respectively, all options being at a subscription price of 381.6p and with a market price on the date of exercise/surrender of 467.5p.

S N Vivian exercised an option over 6,831 ordinary shares and surrendered for cash an option over 30,915 ordinary shares, both options being at a subscription price of 356.4p and with a market price on the date of exercise/surrender of 467.5p.

A J Murray surrendered for cash an option over 12,195 ordinary shares, the option being at a subscription price of 381.6p and with a market price on the date of exercise of 498.75p.

The total gains made by directors on options exercised or surrendered for cash under the executive share option schemes and the sharesave scheme during the year were (pound)155,898 (2000: (pound)42,267, 1999: (pound)98,511).

Gains made under the executive share option schemes and the sharesave scheme are not pensionable.

SHARESAVE SCHEME
A UK Inland Revenue approved savings related sharesave scheme open to all UK employees was approved by shareholders at the extraordinary general meeting on February 21, 1997. At December 31, 2001 there were approximately 3,600 participants in the sharesave scheme. The options granted to directors under the sharesave scheme are shown in the table below:


                  BALANCE AT     GRANTED    EXERCISED     EXERCISE       MARKET  BALANCE AT     WEIGHTED     RANGE OF
                 JAN 1, 2001      DURING       DURING        PRICE     PRICE AT     DEC 31,      AVERAGE     EXERCISE
                                    YEAR         YEAR      (PENCE)      DATE OF        2001     EXERCISE        DATES
                                                                       EXERCISE    (NUMBER)        PRICE
                                                                        (PENCE)                  (PENCE)
                 -----------------------------------------------------------------------------------------------------
                           NUMBER OF SHARES
                 -------------------------------------
C D Collins            1,471          --        1,471          265      459.375          --           --           --
A J H Dougal           7,700          --           --           --           --       7,700          224   6/02-11/02
G Dransfield           7,223          --           --           --           --       7,223        238.8    6/02-5/04
A J Murray             4,620          --           --           --           --       4,620          224   6/02-11/02
J C Nicholls           4,113       2,263        4,113          237          449       2,263          428   12/04-5/05
S N Vivian             7,700          --           --           --           --       7,700          224   6/02-11/02

SERVICE CONTRACTS The chairman and the executive directors are employed on rolling contracts subject to 52 weeks' notice.

                                                                                    YEAR ENDED DECEMBER 31
                                                           ----------------------------------------------------
                                                                               2001          2000          1999
DIRECTORS' REMUNERATION                                                 (POUND)'000   (POUND)'000   (POUND)'000
                                                           ----------------------------------------------------
DIRECTORS' EMOLUMENTS
Non-executive directors' fees                                                   214           237           181
Chairman and executive directors' salaries and benefits                       1,969         1,807         1,521
Long-term incentive plan ("LTIP")                                             1,399         1,386             -
Executive directors' annual bonuses                                             589           436           711
                                                           ----------------------------------------------------
                                                                              4,171         3,866         2,413
                                                           ----------------------------------------------------
Emoluments of the highest paid director
   representing salary, annual bonus, benefits and LTIP                         898           788           580
                                                           ====================================================

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           (POUNDS STERLING MILLIONS)


Remuneration during the year to December 31, 2001 of the directors in office at the end of the year:

                                         SALARY/       ANNUAL    BENEFITS       TOTAL        LTIP        TOTAL         TOTAL
                                            FEES        BONUS         (1)        2001  VESTED (2)         2000          1999
                                     (POUND)'000  (POUND)'000 (POUND)'000 (POUND)'000 (POUND)'000  (POUND)'000   (POUND)'000
-----------------------------------------------------------------------------------------------------------------------------
C D Collins                                   160          --         17         177          321          170           177
A J H Dougal (4)                              400         118         19         537          279          492           469
G Dransfield                                  290          85         19         394          269          366           424
A J Murray                                    403         216         25         644          254          548           580
J C Nicholls                                  290          85         58         433          207          373           356
S N Vivian                                    270          85         18         373           69          294           226
The Rt. Hon. the Lord Baker                    43          --         --          43           --           42            40
  of  Dorking CH PC
The Baroness Noakes DBE (3)                    11          --         --          11           --           --            --
S L Keswick                                    46          --         --          46           --           31            30
W F Blount                                     37          --         --          37           --           21            --
D M Hoare                                      30          --         --          30           --           20            --
J M Schubert                                   30          --         --          30           --           61            --

-------------
1) Benefits include the provision of a company car (or cash allowance), accommodation allowance (for A J Murray), health insurance, life cover and cash in lieu of pension allowance (for J C Nicholls).
2) The value of the shares vesting under the LTIP in 2001 is based on the share price on the day of vesting, September 11, 2001.
3)   Appointed as a director on September 1, 2001.
4)   Retired as a director on May 14, 2002.

Amounts paid to directors retiring during the year to December 31, 2001.


                                                  YEAR ENDED DECEMBER 31
                                         ----------------------------------
                                              TOTAL       TOTAL      TOTAL
                                               2001        2000       1999
                                        (POUND)'000 (POUND)'000 (POUND)'000
                                         ----------------------------------

Sir David Hardy                                  17          52         50
                                         ----------------------------------


No remuneration was paid to former directors during the year to December 31, 2001.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


DIRECTORS' INTERESTS IN ORDINARY SHARES
The interests of the directors, who held office at December 31, 2001, in the ordinary shares of the company on January 1, 2001 and December 31, 2001 (excluding options granted under the executive share option schemes, the share option plan and the sharesave scheme, details of which are shown on pages F-23 and F-24) were as follows:

                                                                                              CONDITIONAL INTEREST
                                                                                                        UNDER LTIP
                                                                                       ----------------------------
                                                           DEC 31, 2001  JAN 1, 2001*   DEC 31, 2001  JAN 1, 2001*
                                                           --------------------------------------------------------
                                                                              NUMBER OF SHARES
                                                           --------------------------------------------------------
C D Collins                                                     130,862        74,347             --        69,840
A J H Dougal                                                    135,718        93,517        213,859       190,176
G Dransfield                                                    111,611        76,465        164,069       161,373
A J Murray                                                      139,581        84,232        296,501       179,630
J C Nicholls                                                     48,215        30,585        155,066       138,852
S N Vivian                                                       39,491        23,636        139,371       116,118
The Rt Hon. the Lord Baker of Dorking CH PC                       3,625         3,625             --            --
W F Blount                                                        1,000         1,000             --            --
D M Hoare                                                         7,707         7,707             --            --
S L Keswick                                                       1,554         1,554             --            --
Baroness Noakes DBE                                               7,600         7,600             --            --
J M Schubert                                                     16,000        16,000             --            --


--------------
*or date of appointment if later.

The only non-beneficial interests included in the above table are 6,875 (2000:
6,875) and 6,095 (2000: 6,095) ordinary shares held by C D Collins and D M Hoare, respectively.

DIRECTORS' PENSIONS
The pension arrangements of the chairman and each of the executive directors are explained in note 21.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


4. EXCEPTIONAL ITEMS

                                                                             YEAR ENDED DECEMBER 31
                                                                        ----------------------------------
OPERATING EXCEPTIONAL ITEMS                                              2001          2000          1999
                                                                        ----------------------------------
Continuing operations
Integration and reorganisation costs                                     (24.3)        (22.7)         --
Impairment of continental European brick operations:
- Net assets                                                             (74.6)           --          --
- Goodwill impaired previously written off to reserves                   (88.8)           --          --
Other impairments                                                         (3.6)           --          --
                                                                        ----------------------------------
Operating exceptional items                                             (191.3)        (22.7)         --
                                                                        ----------------------------------
NON OPERATING EXCEPTIONAL ITEMS
Discontinued operations
Profit (loss) on disposal and termination of operations
Profit on disposal of Waste Management (note 18)                         125.2            --           --
Loss on disposal of Las Vegas operations (note 18)                       (13.6)           --           --
Loss on disposal of Utah operations (note 18)                             (5.2)           --           --
Settlement of environmental and related provisions                         5.6           5.7           --
Release of demerger provisions and other creditors                        12.1            --           --
Loss on sale of Spectrum                                                    --            --         (4.7)
(Loss) profit on other disposals and terminations                         (7.9)          1.2          1.0
                                                                        ----------------------------------
                                                                         116.2           6.9         (3.7)
PROFIT ON DISPOSAL OF FIXED ASSETS (CONTINUING OPERATIONS)
(Loss) profit on sale of fixed assets and investments                     (0.5)          4.4          5.8
                                                                        ----------------------------------
Non operating exceptional items                                          115.7          11.3          2.1
                                                                        ----------------------------------
TOTAL EXCEPTIONAL ITEMS BEFORE INTEREST AND TAXATION                     (75.6)        (11.4)         2.1
                                                                        ==================================

The group has received a conditional offer for the Continental European Bricks operations, which indicates its assets are impaired. Accordingly, the directors have recorded a charge of (pound)163.4 to write down the net assets to their anticipated net realisable value and to write off goodwill previously taken to reserves.

Integration and reorganisation costs reflect(pound)11.3 (2000:(pound)12.4, 1999:(pound)nil) of employment costs and(pound)13.0 (2000: (pound)10.3, 1999:(pound)nil) of other operating charges.

See note 6 for an analysis of tax relating to exceptional items.

The net tax credit in respect of the exceptional items amounts to(pound)8.7 (2000:(pound)11.9, 1999:(pound)18.8).

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)



5. NET INTEREST PAYABLE

                                                                          YEAR ENDED DECEMBER 31
                                                                   ----------------------------------
                                                                     2001          2000          1999
                                                                   ----------------------------------
INTEREST PAYABLE AND SIMILAR CHARGES:
       On loans wholly repayable within five years:
              payable by instalments                                  (1.4)         (9.2)        (8.4)
              not payable by instalments                            (135.0)       (153.2)       (61.2)
       On loans not wholly repayable within five years:
              payable by instalments                                  (0.1)         (0.1)        (0.9)
              not payable by instalments                             (34.3)        (12.8)       (31.3)
                                                                   ----------------------------------

Total payable
        (including 2001: (pound)0.7, 2000: (pound)0.8 and 1999:
        (pound)0.7 relating to finance leases)                      (170.8)       (175.3)      (101.8)
INTEREST RECEIVABLE AND SIMILAR INCOME                                67.1          85.0         99.6
Associates and joint ventures                                         (2.8)         (1.6)         0.7
                                                                   ----------------------------------
Net interest payable                                                (106.5)        (91.9)        (1.5)
Unwinding of discount (net)                                           (6.0)         (6.8)        (7.8)
                                                                   ----------------------------------
                                                                    (112.5)        (98.7)        (9.3)
                                                                   ==================================




6. TAXATION
A) ANALYSIS OF TAX CHARGE IN THE YEAR

                                                                      YEAR ENDED DECEMBER 31, 2001
                                                                   ----------------------------------
                                                                      BEFORE
                                                                 EXCEPTIONAL   EXCEPTIONAL
                                                                       ITEMS         ITEMS     TOTAL
                                                                   ----------------------------------
UK
Current tax:
UK corporation tax at 30.0%                                           (123.1)          --      (123.1)
Double tax relief                                                      130.6           --       130.6
Receipt for group relief                                                  --          0.6         0.6
                                                                   ----------------------------------
UK corporation tax credit                                                7.5          0.6         8.1
Foreign tax                                                            (84.2)         7.0       (77.2)
Release relating to prior years                                           --        100.0       100.0
Share of joint ventures (see note below)                               (11.5)          --       (11.5)
Share of associates                                                     (3.7)          --        (3.7)
                                                                   ----------------------------------
TOTAL CURRENT TAX                                                      (91.9)       107.6        15.7
UK deferred tax:
-- Origination and reversal of timing differences                       (3.3)        (9.4)      (12.7)
Foreign deferred tax:
-- Origination and reversal of timing differences                      (10.7)        11.1         0.4
                                                                   ----------------------------------
TOTAL DEFERRED TAX                                                     (14.0)         1.7       (12.3)
                                                                   ----------------------------------
TAX ON PROFIT ON ORDINARY ACTIVITIES                                  (105.9)       109.3         3.4
                                                                   ==================================



Included within share of joint ventures is (pound)5.0 relating to tax on US partnership profits borne by the group.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)




                                                                      YEAR ENDED DECEMBER 31, 2000
                                                                 ------------------------------------
                                                                      BEFORE
                                                                 EXCEPTIONAL   EXCEPTIONAL
                                                                       ITEMS         ITEMS      TOTAL
                                                                     RESTATED     RESTATED   RESTATED
                                                                 ------------------------------------
UK
Current tax:
UK corporation tax at 30.0%                                            (49.7)          --       (49.7)
Double tax relief                                                       53.7           --        53.7
Receipt for group relief                                                  --         17.6        17.6
                                                                 ------------------------------------
UK corporation tax credit                                                4.0         17.6        21.6
Foreign tax                                                            (85.2)        20.7       (64.5)
Share of joint ventures (see note below)                                (7.0)          --        (7.0)
Share of associates                                                     (4.2)          --        (4.2)
                                                                 ------------------------------------
TOTAL CURRENT TAX                                                      (92.4)        38.3       (54.1)
Foreign deferred tax:
--Origination and reversal of timing differences                        (7.9)        (8.8)      (16.7)
                                                                 ------------------------------------
TAX ON PROFIT ON ORDINARY ACTIVITIES                                  (100.3)        29.5       (70.8)
                                                                 ====================================

Included within share of joint ventures is (pound)4.0 relating to tax on US partnership profits borne by the group.



                                                                      YEAR ENDED DECEMBER 31, 1999
                                                                   ----------------------------------
                                                                      BEFORE
                                                                   EXCEPTIONAL  EXCEPTIONAL
                                                                       ITEMS       ITEMS      TOTAL
                                                                     RESTATED     RESTATED   RESTATED
                                                                   ----------------------------------
UK
Current tax:
UK corporation tax at 30.3%                                             (1.8)                    (1.8)
Receipt for group relief                                                  --          1.5         1.5
                                                                   ----------------------------------
UK corporation tax credit                                               (1.8)         1.5        (0.3)
Foreign tax                                                            (59.7)        20.5       (39.2)
Release relating to prior years                                          4.0         56.6        60.6
Share of joint ventures (see note below)                                  --           --          --
Share of associates                                                     (3.0)          --        (3.0)
                                                                   ----------------------------------
TOTAL CURRENT TAX                                                      (60.5)        78.6        18.1
UK deferred tax:
- Origination and reversal of timing differences                          --           --          --
Foreign deferred tax:
- Origination and reversal of timing differences                       (24.0)        (8.3)      (32.3)
                                                                   ----------------------------------
TOTAL DEFERRED TAX                                                     (24.0)        (8.3)      (32.3)
                                                                   ----------------------------------
TAX ON PROFIT ON ORDINARY ACTIVITIES                                   (84.5)        70.3       (14.2)
                                                                   ==================================


                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


B) FACTORS AFFECTING TAX CHARGE FOR THE PERIOD



                                                               YEAR ENDED DECEMBER 31, 2001
                                                             --------------------------------
                                                                  BEFORE
                                                             EXCEPTIONAL
                                                                   ITEMS                TOTAL
                                                             --------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX                    (pound)351.0         (pound)275.4
                                                             --------------------------------
                                                                     %                    %
Tax on ordinary activities at 30.0%                                 30.0                 30.0
Permanent differences                                                1.6                  2.0
Overseas tax rate differences                                       (3.5)                (4.4)
Accelerated capital allowances                                      (2.4)                (3.1)
Current tax losses not utilised                                      3.4                  4.3
Other                                                               (2.9)                (3.6)
Exceptionals, principally release relating to prior years             --                (30.9)
                                                             --------------------------------
TOTAL CURRENT TAX                                                   26.2                 (5.7)
                                                             ================================



                                                               YEAR ENDED DECEMBER 31, 2000
                                                             --------------------------------
                                                                  BEFORE
                                                             EXCEPTIONAL
                                                                   ITEMS                TOTAL
                                                             --------------------------------

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX                    (pound)318.6         (pound)307.2
                                                             --------------------------------

                                                                     %                    %
Tax on ordinary activities at 30.0%                                 30.0                 30.0
Permanent differences                                                1.2                  1.2
Overseas tax rate differences                                       (3.0)                (3.2)
Accelerated capital allowances                                      (2.4)                (2.5)
Current tax losses not utilised                                      3.3                  3.4
Exceptionals, principally release relating to prior years             --                (11.3)
                                                             --------------------------------
TOTAL CURRENT TAX                                                   29.1                 17.6
                                                             ================================



                                                               YEAR ENDED DECEMBER 31, 1999
                                                             --------------------------------
                                                                  BEFORE
                                                             EXCEPTIONAL
                                                                   ITEMS                TOTAL
                                                             --------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX                    (pound)314.3         (pound)316.4
                                                             --------------------------------
                                                                     %                    %
Tax on ordinary activities at 30.3%                                 30.3                 30.3
Permanent differences                                              (10.4)               (10.3)
Overseas tax rate differences                                       (0.6)                (0.6)
Accelerated capital allowances                                      (1.3)                (1.3)
Current tax losses not utilised                                      2.4                  2.4
Other                                                               (1.1)                (1.1)
Exceptionals, principally release relating to prior years             --                (25.0)
                                                             --------------------------------
TOTAL CURRENT TAX                                                   19.3                 (5.6)
                                                             ================================


C) FACTORS THAT MAY AFFECT FUTURE TAX CHARGES
No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim rollover relief or offset existing capital losses. The group does not expect any tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the group is not committed to disposal of these assets.

No deferred tax has been recognised in respect of the earning of overseas subsidiaries as no dividends have been accrued.

Tax losses with a value of (pound)44.0 have not been recognised as their use is uncertain or not currently anticipated.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


7. EARNINGS PER SHARE
The calculation of the basic earnings per ordinary share of 37.9p (2000: 33.4p, 1999: 46.4p) was based on the weighted average of 735,427,260 (2000:
708,632,341, 1999: 651,861,357) ordinary shares in issue during the year and profit after taxation of(pound)278.8 (2000:(pound)236.4, 1999:(pound)302.2). The basic earnings per ordinary share pre goodwill amortisation of 46.0p (2000:
39.4p, 1999: 47.8p) are calculated using the same number of shares referred to above and on earnings of(pound)338.5 (2000:(pound)279.1, 1999:(pound)311.4).

The calculation of the diluted earnings per ordinary share of 37.8p (2000:
33.3p, 1999: 46.1p) was based on the weighted average of 737,709,825 (2000:
710,856,066, 1999: 656,240,621) ordinary shares in issue during the year and the profit after taxation of(pound)278.8 (2000:(pound)236.4, 1999:(pound)302.2). The diluted earnings pre goodwill amortisation per ordinary share of 45.9p (2000:
39.3p, 1999: 47.5p) is calculated using the same number of shares referred to immediately above and on earnings of(pound)338.5 (2000:(pound)279.1, 1999:(pound)311.4).

The reconciliation from basic earnings per share to diluted earnings per share is given as follows:



                                                                                            YEAR ENDED DECEMBER 31, 2001
                                                                                ---------------------------------------------------
                                                                                                                      EARNINGS PER
                                                                                       SHARES                               SHARE,
                                                                                          NO.                PROFIT          PENCE
                                                                                ---------------------------------------------------
Basic                                                                             735,427,260                 278.8           37.9
Options                                                                               541,923                    --
Sharesave                                                                           1,740,642                    --
                                                                                ---------------------------------------------------
Diluted                                                                           737,709,825                 278.8           37.8
                                                                                ---------------------------------------------------
Adjustment for goodwill amortisation                                                       --                  59.7
                                                                                ---------------------------------------------------
Basic before goodwill                                                             735,427,260                 338.5           46.0
                                                                                ---------------------------------------------------
Diluted before goodwill                                                           737,709,825                 338.5           45.9
                                                                                ---------------------------------------------------



8. INTANGIBLE FIXED ASSETS


                                                                                                                          GOODWILL
                                                                                                                         ----------
COST
At January 1, 2000                                                                                                           304.4
Additions (restated)                                                                                                         812.2
Exchange adjustments                                                                                                          47.1
                                                                                                                         ----------
At December 31, 2000 (restated)                                                                                            1,163.7
Additions                                                                                                                     63.1
Disposals                                                                                                                     (5.7)
Exchange adjustments                                                                                                           6.9
                                                                                                                         ----------
At December 31, 2001                                                                                                       1,228.0
                                                                                                                         ==========
AMORTISATION
At January 1, 2000                                                                                                            10.2
Provided during the year (restated)                                                                                           42.7
Exchange adjustments                                                                                                           0.7
                                                                                                                         ----------
At December 31, 2000 (restated)                                                                                               53.6
Provided during the year                                                                                                      59.7
Provision for impairment                                                                                                      12.3
Disposals                                                                                                                     (0.5)
Exchange adjustments                                                                                                           0.8
                                                                                                                         ----------
At December 31, 2001                                                                                                         125.9
                                                                                                                         ==========
Net book value at December 31, 2000 (restated)                                                                             1,110.1
                                                                                                                         ----------
Net book value at December 31, 2001                                                                                        1,102.1
                                                                                                                         ==========


                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


9. TANGIBLE FIXED ASSETS


                                    LAND, BUILDINGS
                                        AND NATURAL               PLANT AND
                                          RESOURCES               EQUIPMENT                   TOTAL
                                    ---------------------------------------------------------------
COST
At January 1, 2000                          1,811.8                 1,146.4                 2,958.2
Exchange adjustments                          106.5                    47.3                   153.8
Acquisitions                                  408.5                   416.6                   825.1
Additions at cost                              21.6                   154.4                   176.0
Disposals                                    (142.8)                 (100.7)                 (243.5)
                                    ---------------------------------------------------------------
At December 31, 2000                        2,205.6                 1,664.0                 3,869.6
Exchange adjustments                           23.9                     4.0                    27.9
Acquisitions                                    9.5                    13.2                    22.7
Additions at cost                              23.4                   146.3                   169.7
Disposals                                    (125.7)                 (138.6)                 (264.3)
                                    ---------------------------------------------------------------
At December 31, 2001                        2,136.7                 1,688.9                 3,825.6
                                    ===============================================================

DEPRECIATION
At January 1, 2000                            361.5                   387.6                   749.1
Exchange adjustments                           24.0                    16.6                    40.6
Provision in the year                          59.0                   149.4                   208.4
Released on disposals                        (139.3)                  (58.8)                 (198.1)
                                    ---------------------------------------------------------------
At December 31, 2000                          305.2                   494.8                   800.0
Exchange adjustments                            4.6                    (5.9)                   (1.3)
Provision in the year                          54.6                   174.3                   228.9
Provision for impairment                       33.0                    27.9                    60.9
Released on disposals                         (41.7)                  (84.6)                 (126.3)
                                    ---------------------------------------------------------------

At December 31, 2001                          355.7                   606.5                   962.2
                                    ===============================================================

NET BOOK AMOUNTS
At December 31, 2000                        1,900.4                 1,169.2                 3,069.6
                                    ---------------------------------------------------------------
At December 31, 2001                        1,781.0                 1,082.4                 2,863.4
                                    ===============================================================



Land, buildings and natural resources comprise the following:



                                                                                            DECEMBER 31, 2001
                                                                   ----------------------------------------------------------------
                                                                                          LONG              SHORT
                                                                    FREEHOLD         LEASEHOLD          LEASEHOLD            TOTAL
                                                                   ----------------------------------------------------------------

Aggregates                                                           1,091.1               6.3              126.0          1,223.4
Clay                                                                   136.0                --                 --            136.0
Other land and buildings                                               319.5               4.5               97.6            421.6
                                                                   ----------------------------------------------------------------
At December 31, 2001                                                 1,546.6              10.8              223.6          1,781.0
                                                                   ===============================================================





                                                                                            DECEMBER 31, 2000
                                                                   ----------------------------------------------------------------
                                                                                          LONG              SHORT
                                                                    FREEHOLD         LEASEHOLD          LEASEHOLD            TOTAL
                                                                   ----------------------------------------------------------------

Aggregates                                                           1,164.7              35.3               89.8          1,289.8
Clay                                                                   137.5                --                 --            137.5
Other land and buildings                                               380.7               1.5               90.9            473.1
                                                                    ---------------------------------------------------------------
At December 31, 2000                                                 1,682.9              36.8              180.7          1,900.4
                                                                    ===============================================================


                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)




                                                                                 DECEMBER 31
                                                                          --------------------------
                                                                           2001                2000
                                                                          --------------------------

Cost of finance leased assets included in plant and equipment               86.3                95.0
Cumulative depreciation of finance leased assets                           (51.7)              (51.8)
                                                                          --------------------------
Net book amounts at December 31, 2001                                       34.6                43.2
                                                                          --------------------------
Capital expenditure contracted                                              30.3                62.8
                                                                          ==========================



10. INVESTMENTS



                                                LISTED
                                           INVESTMENTS                           UNLISTED INVESTMENTS
                                           ------------    ------------------------------------------------------------------------
                                                 OTHER        JOINT-   ASSOCIATES     LOANS TO       OTHER    PROVISIONS      TOTAL
                                                            VENTURES                    JOINT-
                                                                                      VENTURES
                                           ------------    ------------------------------------------------------------------------
FIXED ASSET INVESTMENTS
At January 1, 2000                                59.3            --         49.5           --          --        (40.0)      68.8
Exchange movements                                (1.5)          2.0          1.8          2.5          --           --        4.8
Additions                                           --            --           --          2.7         0.1           --        2.8
Share of retained profit                            --           4.5         (4.0)          --          --           --        0.5
(loss)
Acquisitions                                        --         160.9         34.9         47.4          --           --      243.2
Reallocations                                      6.0            --           --           --         0.3           --        6.3
Disposals (Note 18)                              (58.0)           --           --           --          --         38.7      (19.3)
                                           ------------    ------------------------------------------------------------------------
At December 31, 2000                               5.8         167.4         82.2         52.6         0.4         (1.3)     307.1
Exchange movements                                  --          (4.4)          --          1.7          --           --       (2.7)
Additions                                           --           1.0          0.1           --          --           --        1.1
Share of retained profit                            --          (1.2)         2.0           --          --           --        0.8
(loss)
Acquisitions                                        --          17.3           --           --          --           --       17.3
Provisions charged in year                          --            --           --           --          --         (1.1)      (1.1)
Reallocations                                     (0.1)         27.5        (36.2)       (38.2)         --           --      (47.0)
Disposals                                         (5.4)           --           --         (1.5)       (0.1)          --       (7.0)
Provisions allocated                                --            --         (2.4)          --          --          2.4         --
                                           ------------    ------------------------------------------------------------------------
At December 31, 2001                               0.3         207.6         45.7         14.6         0.3           --      268.5
                                           ============    ========================================================================



The market value of marketable securities, all of which are traded on recognised stock exchanges, at the year end was(pound)0.3 (2000:(pound)5.8). Of this,(pound)0.3 (2000:(pound)5.7) was in respect of investments listed in the United Kingdom. The directors estimated the value of unlisted investments at the year ends to be(pound)268.2 (2000: (pound)301.3).

On May 31, 1995 Hanson established an employee share trust ("the trust") approved by shareholders on May 15, 1995. The trust as at December 31, 2001 held
0.1 million ordinary shares in Hanson at a cost of (pound)0.3. The trust waived its rights to dividends payable during the year and to its future dividends on its holding of the Hanson shares.

Included within reallocations of (pound)47.0 is the reclassification of Campbell Ready Mix LP from associated undertaking to joint venture ((pound)36.2), and the acquisition of the remaining 50% shareholding of Sungei Way with the consequent reclassification of its loan ((pound)47.8).

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


Principal joint ventures and associated undertakings, none of which are held directly by Hanson PLC, are as follows:

PRINCIPAL JOINT VENTURES AT DECEMBER 31, 2001


                                                                                            FULL YEAR
                                                                       YEAR  SHARE CAPITAL    PRE-TAX         %
                                                   COUNTRY            ENDED   AND RESERVES     PROFIT     OWNED
---------------------------------------------------------------------------------------------------------------
United Marine Holdings Ltd (a)                          UK         December            25.3      10.3       50.0
Australian Cement Holdings Pty Ltd (b)           Australia         December            97.6      18.8       50.0
Pioneer Road Services Pty Ltd (c)                Australia         December            26.9      (3.7)      50.0
Metromix Pty Ltd (d)                             Australia            March             9.3       0.9       50.0
Pioneer Sunmix Concrete Sdn Bhd (e)               Malaysia         December             6.7      (2.4)      50.0
North Texas Cement LP (b)                              USA         December            64.7      22.7       50.0
Campbell Ready Mix LP (e)                              USA         December            76.4       4.8       50.0
Piedras y Arenas Baja, S de R L de CV (a)           Mexico         December            (0.1)     (0.4)      50.0


PRINCIPAL ASSOCIATED UNDERTAKINGS AT DECEMBER 31, 2001

Midland Quarry Products Ltd (a)                         UK         December            65.5      16.8       50.0


(a) Principal activity is quarry operations                (b) Principal activity is cement production
(c) Principal activity is road surfacing                   (d) Principal activity is ready-mixed concrete and
                                                               quarry operations
(e)Principal activity is ready-mixed concrete operations



CURRENT ASSET INVESTMENTS


                                                                     DECEMBER 31
                                                          --------------------------------
                                                           2001                      2000
                                                          --------------------------------
Unlisted                                                   373.6                     411.9
                                                          --------------------------------



The unlisted investments of (pound)373.6 (2000: (pound)411.9) are taken as liquid resources in the net debt calculation as they constitute term deposits of no more than one year to maturity.

11. STOCKS


                                                                     DECEMBER 31
                                                          --------------------------------
                                                           2001                      2000
                                                          --------------------------------

Raw materials                                               36.9                      44.6
Work in progress                                             7.0                       7.2
Finished goods and items for resale                        335.4                     314.1
                                                          --------------------------------
                                                           379.3                     365.9
                                                          ================================

12. DEBTORS


                                                                     DECEMBER 31
                                                          --------------------------------
                                                           2001                      2000
                                                                                 RESTATED
                                                          --------------------------------

DUE WITHIN ONE YEAR
Trade debtors                                              627.8                     583.5
Other debtors                                              139.6                     172.8
                                                          --------------------------------
                                                           767.4                     756.3
DUE AFTER ONE YEAR
Pension prepayment                                         155.4                     140.4
Other debtors                                               59.1                      55.5
                                                          --------------------------------
                                                           981.9                     952.2
                                                          ================================

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


Consistent with the disclosures required by FRS17 - Retirement Benefits, the pension prepayment of Hanson Building Materials America, which was previously netted against provisions for health care and obligations to employees (note
15), is now separately disclosed within debtors. Prior year amounts have been restated accordingly.

13. CREDITORS DUE WITHIN ONE YEAR

Debenture loans include (pound)220.1 (2000: (pound)642.8) relating to US dollars borrowed under US and European commercial paper programmes and (pound)290.3 (2000: (pound)241.7) relating to euro borrowed under a European commercial paper programme. Bank loans, overdrafts and debenture loans bear interest at rates ranging from 1.4% to 6.7% per annum. Outstanding instalments under finance leases totalling (pound)2.5 (2000: (pound)7.7) are included in debenture loans. Hanson has unused committed bank facilities of (pound)644.0 at December 31, 2001, which expire as follows:

UNUSED COMMITTED BANK FACILITIES


                                                                                              DECEMBER 31
                                                                                      --------------------------
                                                                                         2001              2000
                                                                                      --------------------------
2001                                                                                        --             382.3
2002                                                                                        --                --
2003                                                                                     315.8              96.8
2004 and after                                                                           328.2               2.1
                                                                                      --------------------------
                                                                                         644.0             481.2
                                                                                      ==========================



ANALYSIS OF OTHER CREDITORS


                                                                                              DECEMBER 31
                                                                                      --------------------------
                                                                                         2001              2000
                                                                                      --------------------------
Taxation and social security
       Corporate taxes                                                                    30.4             110.1
       Other taxes                                                                        12.9              13.6
                                                                                      --------------------------
                                                                                          43.3             123.7
Accruals and deferred income                                                             186.7             163.3
Other                                                                                    152.5             155.1
                                                                                      --------------------------
                                                                                         382.5             442.1
                                                                                      ==========================

14. CREDITORS DUE AFTER ONE YEAR


                                                                                              DECEMBER 31
                                                                                      --------------------------
                                                                                         2001              2000
                                                                                      --------------------------
Loans not wholly repayable within 5 years
7.875% notes 2010                                                                        512.3             496.1
Secured long-term loans (including bank loans of(pound)nil ((pound)3.6))                   2.2               4.4
Unsecured long-term bank loans                                                             2.9              19.7
                                                                                      --------------------------
                                                                                         517.4             520.2
Loans repayable within five years
6.75% guaranteed notes 2005                                                              516.4             500.4
7.375% unsecured notes 2003                                                              436.7             475.3
Secured loans                                                                              8.2               9.3
Unsecured bank loans                                                                      27.2              27.3
Unsecured other loans                                                                     93.4             101.6
                                                                                      --------------------------
                                                                                       1,081.9           1,113.9
                                                                                      --------------------------
                                                                                       1,599.3           1,634.1
                                                                                      ==========================


                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


Long-term debt is repayable as follows:


                           December 31
                   ---------------------------
                     2001               2000
                   ---------------------------

2002                    --                20.5
2003                 523.8               564.3
2004                  36.6                40.7
2005                 518.5               507.1
2006                   4.0                 3.8
thereafter           516.4               497.7
                   ---------------------------
                   1,599.3             1,634.1
                   ===========================


Bank loans, other loans and finance leases bear interest at rates which are either fixed or fluctuate in line with market rates and at the year end these ranged from 3.0% to 10.6% per annum.

Outstanding instalments under finance leases totalling (pound)6.2 (2000:
(pound)6.7) are included above. Obligations of commercial banks under standby letters of credit totalled (pound)59.3 (2000: (pound)28.9). Loans repayable by instalments after five years of (pound)1.1 (2000: (pound)2.0) and within five years of (pound)10.1 (2000: (pound)28.9) are included in long-term debt.

FINANCIAL RISK MANAGEMENT

The group's approach to managing financial risk is described in Item 11 - Quantitative and Qualitative Disclosures about Market Risk.

The following table summarises Hanson's net currency exposure as at December 31, 2001:


                                                                                       NET FOREIGN             NET
                                      GROSS CAPITAL      NET (DEBT)             NET       EXCHANGE        CURRENCY
                                           EMPLOYED            CASH          ASSETS      CONTRACTS        EXPOSURE
                                      -----------------------------------------------------------------------------
Sterling                                      791.5           238.8         1,030.3           (30.7)         999.6
US dollar                                   2,185.4        (1,160.6)        1,024.8            37.4        1,062.2
Australian dollar                             542.0          (222.0)          320.0            (4.1)         315.9
Other                                         631.6          (285.9)          345.7            (2.6)         343.1
                                      -----------------------------------------------------------------------------
Total                                       4,150.5        (1,429.7)        2,720.8              --        2,720.8
                                      ============================================================================


                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


INTEREST RATE RISK

The interest rate and currency profile of the financial assets and liabilities of the group at December 31, 2001 was:


                                                                                              FIXED RATE FINANCIAL
                                                                                            ASSETS AND LIABILITIES
                                                                                        ---------------------------
                                                                             FINANCIAL                    WEIGHTED
                                                                               ASSETS,                     AVERAGE
                                            FLOATING RATE    FIXED RATE  (LIABILITIES)      WEIGHTED        PERIOD
                                                FINANCIAL     FINANCIAL    ON WHICH NO       AVERAGE     FOR WHICH
                                                  ASSETS,       ASSETS,    INTEREST IS      INTEREST       RATE IS
                                      TOTAL (LIABILITIES)  (LIABILITIES)          PAID          RATE         FIXED
                                                                                                   %       (YEARS)
                                 ----------------------------------------------------------------------------------
STERLING
Assets                                901.9         683.4             --         218.5
Liabilities                          (751.6)       (475.2)            --        (276.4)
                                 -----------------------------------------------------
Net                                   150.3         208.2             --         (57.9)
                                 -----------------------------------------------------
US DOLLAR
Assets                              1,501.2         797.9             --         703.3
Liabilities                        (2,326.9)     (1,185.8)        (735.3)       (405.8)         6.95            4.5

Net                                  (825.7)       (387.9)        (735.3)        297.5
                                 -----------------------------------------------------
AUSTRALIAN DOLLAR
Assets                                 80.3          19.6             --          60.7
Liabilities                          (295.4)       (165.8)         (79.9)        (49.7)         6.72            3.7
                                 -----------------------------------------------------
Net                                  (215.1)       (146.2)         (79.9)         11.0
                                 -----------------------------------------------------
EURO
Assets                                293.6         215.0             --          78.6
Liabilities                          (381.0)       (323.3)            --         (57.7)
                                 -----------------------------------------------------
Net                                   (87.4)       (108.3)            --          20.9
                                 -----------------------------------------------------
OTHER
Assets                                166.4          39.8             --         126.6
Liabilities                          (317.9)       (216.6)          (3.5)        (97.8)         6.00            1.5
                                 -----------------------------------------------------
Net                                  (151.5)       (176.8)          (3.5)         28.8
                                 -----------------------------------------------------
TOTAL
Assets                              2,943.4       1,755.7             --       1,187.7
Liabilities                        (4,072.8)     (2,366.7)        (818.7)       (887.4)         6.92            4.4
                                 -----------------------------------------------------
Net                                (1,129.4)       (611.0)        (818.7)        300.3
Less financial (assets)
liabilities on which no
interest is paid                     (300.3)
                                 -----------------------------------------------------
Net debt                           (1,429.7)       (611.0)        (818.7)
                                      100%           43%            57%
                                 =====================================================


The amounts shown in the table above are shown after taking account of currency and interest rate swaps undertaken to manage the interest rate exposure of the group. They also include the principal amount of any forward exchange contracts and options undertaken to manage the translation exposure of the net assets of overseas subsidiaries. They additionally contain debtors, creditors (excepting those for taxation) and the asset and liability in respect of Koppers, none of which are interest bearing.

Fixed rate US dollar liabilities represent US dollar interest rate swaps with a net notional principal of $65.0, the $750.0 bond repayable on September 15, 2005 and $250.0 of the $750.0 bond due September 27, 2010, $50.0 of which may be converted to floating rates in 2005 on the basis of current market conditions.

The fixed rate liabilities in Australian dollars, represent the net notional principal of interest rate swaps.

During the year the average period for which rates are fixed increased by 0.3 years. This was achieved primarily by the group entering into $250 of interest rate swaps which start in 2005 and end in 2008/9. These interest rate swaps are included in the weighted average period, but excluded from the weighted average rate, in the table above.

Floating rate financial assets comprise cash deposits, the receivable element of forward exchange contracts and commercial paper. The majority of floating rate financial assets and liabilities bear interest based on the equivalents of LIBOR.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

With the exception of the Koppers liability (note 16), financial liabilities on which no interest is paid mature within one year.

The interest rate and currency profile of the financial assets and liabilities of the group as at December 31, 2000 was:

                                                                                                         FIXED RATE FINANCIAL
                                                                                                       ASSETS AND LIABILITIES
                                                                                                  ----------------------------
                                                                                       FINANCIAL                     WEIGHTED
                                                 FLOATING RATE     FIXED RATE            ASSETS,                      AVERAGE
                                                    FINANCIAL       FINANCIAL       (LIABILITIES)      WEIGHTED        PERIOD
                                                      ASSETS,         ASSETS,        ON WHICH NO        AVERAGE     FOR WHICH
                                           TOTAL (LIABILITIES)  (LIABILITIES)   INTEREST IS PAID  INTEREST RATE RATE IS FIXED
                                                                                                             (%)       (YEARS)
                                      ----------------------------------------------------------------------------------------
STERLING
Assets                                      732.1       447.6          107.1               177.4           6.95           1.7
Liabilities                                (766.3)     (481.1)            --              (285.2)
                                   ---------------------------------------------------------------
Net                                         (34.2)      (33.5)         107.1              (107.8)
                                   ---------------------------------------------------------------
US DOLLAR
Assets                                    1,651.9     1,093.4             --               558.5
Liabilities                              (2,763.4)   (1,499.1)        (876.6)             (387.7)          6.86           4.0
                                   ---------------------------------------------------------------
Net                                      (1,111.5)     (405.7)        (876.6)              170.8
                                   ---------------------------------------------------------------
AUSTRALIAN DOLLAR
Assets                                       67.6        10.8             --                56.8
Liabilities                                (295.2)     (176.1)         (84.4)              (34.7)          6.72           5.1
                                   ---------------------------------------------------------------
Net                                        (227.6)     (165.3)         (84.4)               22.1
                                   ---------------------------------------------------------------
EURO
Assets                                      221.4       140.2             --                81.2
Liabilities                                (344.9)     (280.9)            --               (64.0)
                                   ---------------------------------------------------------------
Net                                        (123.5)     (140.7)            --                17.2
                                   ---------------------------------------------------------------
OTHER
Assets                                      125.4        20.6             --               104.8
Liabilities                                (328.1)     (236.9)          (3.8)              (87.4)          6.00           2.5
                                   ---------------------------------------------------------------
Net                                        (202.7)     (216.3)          (3.8)               17.4
                                   ---------------------------------------------------------------
TOTAL
Assets                                    2,798.4     1,712.6          107.1               978.7           6.95           1.7
Liabilities                              (4,497.9)   (2,674.1)        (964.8)             (859.0)          6.85           4.1
                                   ---------------------------------------------------------------
Net                                      (1,699.5)     (961.5)        (857.7)              119.7
Less financial (assets) liabilities
on which no interest is paid               (119.7)
                                   ---------------------------------------------------------------
Net debt                                             (1,819.2)        (961.5)             (857.7)
                                              100%         53%            47%
                                   ===============================================================

                                                                                                DECEMBER 31
                                                                                       ------------------------
                                                                                             2001          2000
                                                                                       ------------------------
MATURITY OF FINANCIAL LIABILITIES
In one year or less, or on demand                                                         2,267.7       2,589.8
In more than one year but not more than two years                                           523.8         127.6
In more than two years but not more than five years                                         559.1       1,112.1
In more than five years                                                                     722.2         668.4
                                                                                       ------------------------
                                                                                          4,072.8       4,497.9
                                                                                       ========================

CURRENCY EXPOSURES
As explained in Item 11 - Quantitative and Qualitative Disclosures about Market Risk, the group manages its currency exposures arising from its net investment overseas. The group has no significant transactional currency exposures in its day to day business.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)



HEDGES
As explained in Item 11 - Quantitative and Qualitative Disclosures about Market Risk, the group's policy is to hedge the following exposures:
o interest rate risk - using currency swaps, interest rate swaps and interest rate options
o foreign exchange risk - using forward foreign currency contracts, foreign exchange options and currency swaps.

The effects of any interest rate hedges are recognised over the life of the hedge. Foreign exchange hedges are evaluated against the closing exchange rate at the balance sheet date and the resultant gain or loss is matched with that of the underlying asset or liability in the accounts. As a result, the unrecognised gain or loss is a function of market rates at the balance sheet date and is not indicative of gains or losses which will be recognised in future accounting periods.

                                                                                  DECEMBER 31
                                                               ---------------------------------------------------
                                                                        2001                       2000
                                                               ------------------------   ------------------------
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES                 BOOK VALUE   FAIR VALUE     BOOK VALUE  FAIR VALUE
                                                               ------------------------   ------------------------
Primary financial instruments held or issued to finance
the group's operation:
Short-term borrowings and current position of long-term
borrowings                                                         (977.6)     (977.6)      (1,514.2)    (1,514.2)
Long-term borrowings                                             (1,576.7)   (1,639.4)      (1,623.0)    (1,636.5)
Other financial liabilities                                        (874.1)     (874.1)        (849.6)      (849.6)
Cash deposits                                                       778.4       778.4          917.2        917.2
Other financial assets                                            1,548.0     1,548.0        1,389.2      1,389.2
                                                               ------------------------   ------------------------
Derivative financial instruments held to manage the interest rate and currency profile of financial assets and
liabilities:
Interest rate swaps and options                                       8.0        46.5           (4.8)        27.8
Currency swaps                                                      (24.3)       (8.2)         (14.3)       (15.4)
                                                               ------------------------   ------------------------
Derivative financial instruments held to manage the currency profile of the net asset investment in overseas subsidiaries:
Forward exchange contracts and options                              (11.1)      (11.1)            --           --
                                                               ------------------------   ------------------------
                                                                 (1,129.4)   (1,137.5)      (1,699.5)    (1,681.5)
                                                               ========================   ========================

For those financial assets and liabilities which bear either a floating rate of interest or no interest, fair value is estimated to be equivalent to book value. For long-term, traded fixed rate financial liabilities, fair value is assessed by reference to the latest market price. For currency swaps and interest rate swaps, fair value is estimated as the net present value of the future cash flows as implied by current yield curves. Interest rate options are valued at market price. Foreign exchange contracts, being generally short-term in nature, are valued against the spot exchange rate ruling at the balance sheet date.

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


15. PROVISIONS FOR LIABILITIES AND CHARGES

                                 ENVIRONMENTAL   HEALTH CARE   DEFERRED
                                   OBLIGATIONS           AND        AND
                                           AND   OBLIGATIONS      OTHER    RECLMATION   LEGAL AND
                                 RELATED COSTS  TO EMPLOYEES   TAXATION   OBLIGATIONS   INSURANCE    OTHER    TOTAL
                                ------------------------------------------------------------------------------------
At January 1, 2000                       89.4           30.7      159.4         131.1        51.9     61.0    523.5
Prior year adjustment                      --             --      (21.5)           --          --       --    (21.5)
                                ------------------------------------------------------------------------------------
At January 1, 2000 (as restated)         89.4           30.7      137.9         131.1        51.9     61.0    502.0
Increase in provisions due to
    unwinding of discount                 1.3            1.0         --           4.5          --       --      6.8
Provided in year (restated)                --            5.5       16.7           6.6         4.2     (1.5)    31.5
Acquisitions (disposals) (restated)        --            5.5        0.5           3.9          --      5.0     14.9
Reallocation    and   transfer
(from) to current liabilities            19.4          142.8       (2.8)         37.2       (24.1)     5.0    177.5
Utilised and other                      (15.7)         (15.3)      (7.8)        (15.6)       (2.7)    (5.6)   (62.7)
Exchange movements                        7.1            2.1        5.3           6.6         1.4      1.7     24.2
                                ------------------------------------------------------------------------------------
At January 1, 2001 (restated)           101.5          172.3      149.8         174.3        30.7     65.6    694.2
Increase in provisions due to
    unwinding of discount                 0.9             --         --           5.1          --       --      6.0
Provided in year                           --            7.7       12.3           6.7         6.4     13.0     46.1
Released in year                           --           (1.1)        --          (3.1)       (6.3)      --    (10.5)
Acquisitions (disposals)                   --             --        2.1         (28.0)         --     (0.6)   (26.5)
Reallocation and transfer
(from) to current liabilities              --           (6.5)     (14.0)         21.7        (1.9)     0.7       --
Utilised and other                       (8.5)         (16.5)       0.2         (13.9)       (7.8)   (13.2)   (59.7)
Exchange movements                        3.2            4.4        2.4           1.8         0.5      0.5     12.8
                                ------------------------------------------------------------------------------------
At December 31, 2001                     97.1          160.3      152.8         164.6        21.6     66.0    662.4
                                ====================================================================================

Long term provisions except deferred tax have been discounted at a rate of 2.5% on current prices except where more appropriate discounting rates have been used having regard to information provided by actuaries or other independent advisers.

Health care and obligations to employees relates to post retirement health and benefit costs of current and retired employees and are described in note 21.

Environmental provisions have been established to cover those situations where the group has either a legal or constructive obligation to remedy known exposures. Reclamation, legal and insurance and other provisions relate to acquisitions, disposals and rationalisations both established on acquisitions and provided for in current and prior years. Reclamation provisions are expected to be utilised over the life of the relevant quarry. Legal and insurance, environmental and other provisions are expected to be utilised on a reducing basis over the next five years, depending in each case on the nature of the underlying obligation.

Where appropriate, environmental and reclamation provisions have been established after taking into account the advice of suitably qualified and experienced consultants and after estimating the costs in line with current practice and standards.

The liabilities for deferred and other taxation provided were as follows:

                                                                                                   DECEMBER 31
                                                                                          ---------------------
                                                                                                2001       2000
                                                                                                       RESTATED
                                                                                          ---------------------
Excess of capital allowances over depreciation                                                 117.6      119.1
Short-term timing differences                                                                  (33.3)     (43.0)
Other timing differences                                                                        68.5       73.7
                                                                                          ---------------------
Provision for deferred tax                                                                     152.8      149.8
                                                                                          =====================

Accounting policies - Deferred taxation (F-12) outlines those categories for which no deferred tax is provided.

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


16. KOPPERS' LIABILITIES
Koppers environmental obligations and related costs relate to the former US chemical operations disposed of by Beazer PLC prior to its acquisition by Hanson in 1991. Beazer and certain of its subsidiaries remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which the funding and risk of the environmental liabilities were underwritten by subsidiaries of two re-insurance companies, Centre Solutions and Swiss Re. A one-off premium and related transaction costs totalling $275.0 was paid providing insurance cover of $800.0 in perpetuity after payment by the group of the first $100.0 of remediation costs arising since January 1, 1998. The discounted liability is now recognised in provisions and a corresponding asset representing the amounts receivable is shown in prepayments. These costs are payable, on a reducing basis, over periods of up to 30 years.

The Koppers' amount due from insurers, as shown in prepayments, and liabilities transferred to insurers, as shown in provision for liabilities and charges, are as follows:

At January 1, 2000                                                     175.0
Exchange movements                                                       8.8
Increase in prepayment/liability due to unwinding of discount           13.5
Decrease in prepayment/liability due to settlements                    (30.4)
                                                                   ------------
At January 1, 2001                                                     166.9
Increase in prepayment/liability due to unwinding of discount           13.2
Increase in prepayment/liability due to reappraisal of liabilities      61.2
Decrease in prepayment/liability due to settlements                    (40.6)
Exchange movements                                                       5.1
                                                                   ------------
At December 31, 2001                                                   205.8
                                                                   ============

The matched increase in the asset/liability during 2001 recognises the possibility of increased claims in future years. The insurance agreement provides cover significantly in excess of projected liabilities.

17. SHARE CAPITAL
                                                           DECEMBER 31
                                                    --------------------------
                                                        2001           2000
                                                    --------------------------
AUTHORISED
925,000,000 ordinary shares of(pound)2               1,850.0        1,850.0
                                                    --------------------------
ALLOTTED, CALLED UP AND FULLY PAID
735,876,751 ordinary shares of(pound)2               1,471.8        1,470.3
                                                    --------------------------

DECEMBER 31, 2001
On January 1, 2001 there were 735,162,855 ordinary shares of (pound)2 each in issue.

During the year to December 31, 2001 (pound)1.5 nominal of ordinary share capital was allotted in respect of the following:

i) 30,766 ordinary shares under the company's executive share option schemes for an aggregate consideration of (pound)0.1.

ii) 683,130 ordinary shares under the company's sharesave schemes for an aggregate consideration of(pound)1.8.

At December 31, 2001 9,731,533 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled (pound)19.5 ((pound)22.3) at the balance sheet date as set out below:

i) options were exercisable over 2,997,952 ordinary shares under the closed executive share option schemes at dates up to 2005 with subscription prices ranging from 356.4p to 482.6p per share with an average of 415.6p;

ii) conditional options were granted during the year and remain outstanding over 836,418 ordinary shares under the share option plan, all at a subscription price of 473.3p per share;

iii) options were exercisable over 5,162,106 ordinary shares under the sharesave scheme at dates up to 2009 with subscription prices ranging from 224p to 428p per share with an average of 308.7p;

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


iv) options were exercisable over 420,670 ordinary shares under the Quantum (a former subsidiary undertaking) stock option and long-term performance plans at dates up to 2003 with an average subscription price of $4.34; and

v) an option granted to Stern Stewart & Co over 314,387 ordinary shares at a subscription price of 790p exercisable at any time from July 1, 2002 to July 1, 2004 at which time the option, if unexercised, will lapse.

DECEMBER 31, 2000
On January 1, 2000 there were 651,978,399 ordinary shares of (pound)2 each in issue.

During the year to December 31, 2000 (pound)166.3 nominal of ordinary share capital was allotted in respect of the following:

i) 82,428,103 ordinary shares in respect of the offer for Pioneer for an aggregate consideration of (pound)381.1.

ii) 20,215 ordinary shares under the company's executive share option schemes for an aggregate consideration of (pound)0.1.

736,138 ordinary shares under the company's sharesave schemes for an aggregate consideration of (pound)1.7.

At December 31, 2000 11,128,168 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled (pound)22.3 ((pound)23.2) at the balance sheet date as follows:

i) options were exercisable over 4,071,313 ordinary shares under the closed executive share option schemes at dates up to 2005 with adjusted subscription prices ranging from 325.6p to 482.6p per share with an average of 409.6p;

ii) options were exercisable over 5,433,948 ordinary shares under the sharesave schemes at dates up to 2006 with subscription prices ranging from 224p to 425p per share with an average of 283.4p;

iii) options were exercisable over 1,308,520 ordinary shares under the Quantum (a former subsidiary undertaking) stock option and long-term performance plans at dates up to 2003 with an average subscription price of $4.35; and

iv) an option granted to Stern Stewart & Co over 314,387 ordinary shares at a subscription price of 790p exercisable at any time from July 1, 2002 to July 1, 2004 at which time the option, if unexercised, will lapse.

DECEMBER 31, 1999
On January 1, 1999 there were 651,727,338 ordinary shares of (pound)2 each in issue.

During the year to December 31, 1999 (pound)0.6 nominal of ordinary share capital was allotted in respect of the following:

i) 128,854 ordinary shares under the company's executive share option schemes for an aggregate consideration of (pound)0.5; and

ii) 122,207 ordinary shares under the company's sharesave schemes for an aggregate consideration of(pound)0.4.

At December 31, 1999 11,624,540 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled (pound)23.3 ((pound)41.2) at the balance sheet date as follows:

i) options were exercisable over 4,777,963 ordinary shares under the closed executive share option schemes at dates up to 2005 with adjusted subscription prices ranging from 325.6p to 482.6p per share with an average of 405.6p;

ii) options were exercisable over 5,139,675 ordinary shares under the sharesave schemes at dates up to 2006 with subscription prices ranging from 224p to 425p per share with an average of 266.1p;

iii) options were exercisable over 1,392,515 ordinary shares under the Quantum (a former subsidiary undertaking) stock option and long-term performance plans at dates up to 2003 with an average subscription price of $4.36; and

iv) an option granted to Stern Stewart & Co over 314,387 ordinary shares at a subscription price of 790p exercisable at any time from July 1, 2002 to July 1, 2004 at which time the option, if unexercised, will lapse.

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


18. ACQUISITIONS & Disposals
During the past three fiscal years Hanson made a number of acquisitions, all of which were accounted for as purchases, and a number of disposals. They are included in the accompanying financial statements from their respective dates of acquisition or disposal.

ACQUISITIONS DURING 2001
Hanson Building Materials America acquired, in Canada, Centennial Pipe and Products Inc for (pound)41.1 on December 24, 2001.

Hanson Quarry Products Europe acquired, in the UK, the John Mould aggregates recycling business for (pound)6.7 on April 6, 2001 and the quarrying assets in Spain of Murcia for (pound)5.2 on September 30, 2001.

Hanson Bricks Europe acquired in the UK, a 51% shareholding in Thermaliner Insulation Systems Ltd (TIS), for (pound)3.4 on February 15, 2001.

In April 2001 Hanson Pacific acquired, in Malaysia, the remaining 50% of the aggregates joint venture Sungei Way, for (pound)36.7.

The total consideration for all acquisitions was (pound)93.1. The operating assets and liabilities of these acquisitions are as follows:

                                                                                      ALIGNMENT OF
                                                                TOTAL     FAIR VALUE    ACCOUNTING         TOTAL
                                                           BOOK VALUE    ADJUSTMENTS        POLICY    FAIR VALUE
                                                         -------------------------------------------------------
Fixed assets - tangible                                          39.0            0.7            --          39.7
             - intangible                                         0.5           (0.5)           --            --
             - goodwill                                           9.8           (9.8)           --            --
Stock                                                             7.3           (0.2)           --           7.1
Debtors                                                          36.0           (1.7)           --          34.3
Cash                                                              7.1             --            --           7.1
Creditors and overdrafts                                        (17.9)          (0.2)           --         (18.1)
Provision for liabilities                                        (2.2)            --            --          (2.2)

                                                         -------------------------------------------------------
                                                                 79.6          (11.7)           --          67.9
                                                         ----------------------------------------------
Total consideration                                                                                         93.1
                                                                                                      ----------
Goodwill                                                                                                    25.2
Transfer from joint venture                                                                                 21.7
                                                                                                      ----------
Goodwill on 2001 acquisitions                                                                               46.9
                                                                                                      ==========

For the period since acquisition, turnover of (pound)23.1 and operating profit of (pound)0.4 in respect of these acquisitions is included within the profit and loss account as continuing operations, acquisitions.

Fair value adjustments were made to the book value of the assets and liabilities of the above acquisitions to adjust, where applicable, the carrying values of certain assets and liabilities. There were no material adjustments to bring book values into alignment with Hanson accounting policies.

The above figures reflect a preliminary allocation of the purchase consideration to the net assets and liabilities of acquisitions made during the year. The preliminary allocation will be reviewed based on additional information up to December 31, 2002. The directors do not believe that any net adjustments resulting from such review would have a material adverse effect on Hanson. For the year prior to the acquisition, the acquired companies reported a post-tax profit of (pound)3.9.

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


The preliminary values ascribed to Davon Inc and Joelson Taylor Concrete Products acquired during 2000, have been adjusted by (pound)16.2. A more detailed assessment of these companies' fixed assets has resulted in the fair values of the mineral reserves in Davon Inc being revised downward by (pound)6.9 and restatement of the plant and equipment held in Joelson Taylor by (pound)10.1. The operating assets and liabilities are summarised as follows:

                                                                                      ALIGNMENT OF
                                                                TOTAL     FAIR VALUE    ACCOUNTING      REVISED
                                                           BOOK VALUE    ADJUSTMENTS        POLICY   FAIR VALUE
                                                         -------------------------------------------------------
NON-PIONEER ACQUISITIONS DURING 2000
Fixed assets - tangible                                         147.2          (17.0)           --         130.2
Stock                                                            15.0             --            --          15.0
Debtors                                                          27.4            0.8            --          28.2
Cash                                                              1.4             --            --           1.4
Creditors and overdrafts                                        (11.3)            --            --         (11.3)
Loans and finance leases                                         (1.9)            --            --          (1.9)
Provision for liabilities                                       (11.1)            --            --         (11.1)

                                                         -------------------------------------------------------
                                                                166.7          (16.2)           --         150.5

                                                         ---------------------------------------------
Cash consideration                                                                                         259.1
                                                                                                     -----------
Goodwill                                                                                                   108.6
Goodwill reported in 2000                                                                                   92.4
                                                                                                     -----------
Increase in goodwill on 2000 acquisitions                                                                   16.2
                                                                                                     ===========


DISPOSALS DURING 2001

On January 31, 2001 the waste management division of Hanson Quarry Products Europe was sold for (pound)185.0. Waste Management contributed (pound)0.6 in the year ended December 31, 2001.

On May 18, 2001 Hanson Building Materials America disposed of quarrying operations in Utah for (pound)17.3. On September 14, 2001 it sold its quarrying operations in Las Vegas for (pound)13.6.

The group's investment in Pioneer Roof Tiles was sold on November 10, 2001 for (pound)6.4.

                                                      NET BOOK                DISPOSAL
                                                         VALUE    GOODWILL       COSTS     PROCEEDS  PROFIT (LOSS)
                                                     ------------------------------------------------------------
DISPOSALS
Waste Management                                          32.1        25.3         2.4        185.0         125.2
Utah                                                      22.5          --          --         17.3          (5.2)
Las Vegas                                                 27.2          --          --         13.6         (13.6)
Other                                                     12.3          --         0.2         10.7          (1.8)
                                                     ------------------------------------------------------------
                                                          94.1        25.3         2.6        226.6         104.6
                                                     ============================================================


ACQUISITIONS DURING 2000
PIONEER
On November 29, 1999 Hanson announced that it had agreed the terms of a recommended offer for Pioneer International Limited ("Pioneer"). The offer was on the basis of A$35.75 in cash plus one Hanson ordinary share for every 10 Pioneer shares held. The total acquisition cost was (pound)1,542.8 on the basis of the mid-market price per Hanson ordinary share at the opening of business on April 26, 2000 the date that the offer was announced unconditional. In accounting for the issue of shares made in connection with the acquisition of Pioneer, Hanson had applied section 131 of the Companies Act whereby the premium arising on the shares was credited not to Share premium account, but to Other reserves.

For the period following acquisition, turnover of (pound)1,117.2 (including joint ventures and associates of (pound)210.8) and operating profit of (pound)47.7 (after exceptional integration costs of (pound)21.7) in respect of Pioneer are included within the 2000 consolidated profit and loss account as continuing operations.

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


THE OPERATING ASSETS AND LIABILITIES OF PIONEER ACQUIRED DURING THE YEAR WERE AS
FOLLOWS:

                                                                                     ALIGNMENT OF
                                                                 TOTAL   FAIR VALUE    ACCOUNTING         TOTAL
                                                            BOOK VALUE  ADJUSTMENTS        POLICY    FAIR VALUE
                                                        -------------------------------------------------------
Fixed assets
       tangible                                                  627.5         50.4             --        677.9
       investments                                               228.2         15.0             --        243.2
       goodwill                                                   66.7        (66.7)            --           --
Other assets                                                      12.0           --          (12.0)          --
Inventory                                                         52.4           --             --         52.4
Debtors                                                          323.5           --           (4.3)       319.2
Cash and liquid resources                                        102.2           --             --        102.2
Creditors and overdrafts                                        (325.4)        (6.6)            --       (332.0)
Loans and finance leases                                        (235.1)          --             --       (235.1)
Provision for liabilities                                        (20.3)          --            5.4        (14.9)
                                                        -------------------------------------------------------
                                                                 831.7         (7.9)         (10.9)       812.9
                                                        ---------------------------------------------
Total consideration                                                                                     1,542.8
                                                                                                    -----------
Goodwill                                                                                                  729.9
                                                                                                    -----------
Consideration for Pioneer was discharged as follows:
Cash consideration to Pioneer shareholders                                                              1,121.7
Shares issued to Pioneer shareholders                                                                     381.1
Costs                                                                                                      40.0
                                                                                                    -----------
                                                                                                        1,542.8
                                                                                                    ===========

Fair value adjustments were made to the book value of the assets and liabilities to adjust where applicable the carrying values of certain assets and liabilities.

OTHER ACQUISITIONS
Hanson Building Materials America acquired, in the US, Joelson Taylor Concrete Products, Cincinnati Concrete Pipes and Milan Concrete Products for a combined price of (pound)91.2 on May 11, 2000, Tufco Ready Mix and Aggregate Rock Quarries for (pound)12.3 on October 10, 2000, Pacific International Pipe Enterprises, Inc for (pound)19.3 on December 19, 2000, Davon Inc for (pound)65.9 on December 22, 2000, and other minor acquisitions in the USA amounted to (pound)7.9.

Hanson Quarry Products Europe acquired, in the UK, Birchwood Concrete Products Ltd & Birchwood Omnia (Birchwood) Ltd for (pound)8.5 on July 7, 2000, six limestone quarries, six sand and gravel quarries, one asphalt plant and one ready-mix concrete plant from the Tarmac group for (pound)33.5 on September 12, 2000, and the quarrying assets in Germany of ROBA Baustoff GmbH for (pound)4.8 on September 7, 2000.

Hanson Bricks Europe acquired the Polish brick operations of the Boral group for (pound)13.6 on February 14, 2000. Hanson Pacific acquired minor operations in south-east Asia during the year totalling (pound)2.1.

The total cash consideration for acquisitions other than Pioneer was (pound)259.1. The operating assets and liabilities of these acquisitions were as follows:

                                                                              TOTAL    FAIR VALUE         TOTAL
                                                                         BOOK VALUE   ADJUSTMENTS    FAIR VALUE
                                                                      -----------------------------------------
Fixed assets - tangible                                                       106.3          40.9         147.2
Inventory                                                                      15.0            --          15.0
Debtors                                                                                      27.4            --
27.4
Cash                                                                            1.4            --           1.4
Creditors and overdrafts                                                      (11.3)           --         (11.3)
Loans and finance leases                                                       (1.9)           --          (1.9)
Provision for liabilities                                                      (7.9)         (3.2)        (11.1)
                                                                      -----------------------------------------
                                                                              129.0          37.7         166.7
                                                                      -------------------------------
Cash consideration                                                                                        259.1
                                                                                                     ----------
Goodwill                                                                                                   92.4
                                                                                                     ==========

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


For the period following acquisition, turnover of (pound)52.9 (including joint ventures and associates of (pound)0.7) and operating profit of (pound)6.1 in respect of these acquisitions are included within the profit and loss account as continuing operations.

Fair value adjustments were made to the book value of the assets and liabilities of the above acquisitions to adjust where applicable the carrying values of certain assets and liabilities. There were no material adjustments to bring book values into alignment with Hanson accounting policies.

The figures in the tables on F-44 reflect a preliminary allocation of the purchase consideration to the net assets and liabilities of acquisitions made during the year. The preliminary allocation was reviewed based on additional information up to December 31, 2001 and the net adjustments resulting from the review are disclosed in the tables. For the year prior to the acquisition, the acquired companies reported a post-tax profit of (pound)111.5.

In respect of acquisitions in 1999 there were no material subsequent amendments to the preliminary allocations made.

PRINCIPAL DISPOSALS DURING 2000
In June 2000 the operations of Acme Materials and Construction a US aggregate company were sold for (pound)24.1. Acme contributed operating profit of (pound)2.7 in the year ended December 31, 1999.

On October 2, 2000 the gas meter operations of UGI Group were sold for (pound)6.1. UGI contributed operating profit of (pound)3.0 in the year ended December 31, 1999.

During the year, the group's investment in Goldfields Ltd was sold for (pound)23.4.

                                   NET
DISPOSALS                   BOOK VALUE     GOODWILL      PROCEEDS PROFIT (LOSS)
                           ----------------------------------------------------
UGI                                3.9          2.8           6.1          (0.6)
Acme                              22.3           --          24.1           1.8
Goldfields Ltd                    19.0           --          23.4           4.4
                           ----------------------------------------------------
                                  45.2          2.8          53.6           5.6
                           ====================================================

ACQUISITIONS DURING 1999
Hanson Building Materials America acquired Jannock Brick group operating in Canada and the US for (pound)177.1 on May 17, 1999, Greenwood quarry for (pound)2.3 on May 21,1999, Tidewater Sand and Gravel Inc for (pound)27.2 on July 7, 1999, Opelika quarry for (pound)4.9 on June 30, 1999, Locpipe Incorporated for (pound)6.8 on August 3, 1999, United Spancrete Products Corporation for (pound)7.6 on September 2, 1999, and Gainesville Limestone Products, Georgia and Conners Crushed Stone, Texas for (pound)6.5 on September 23, 1999, B.R. DeWitt Inc and Superior Products Company for (pound)44.0 on November 15, 1999, Olin Jones Sand Co., Jones Sand Co. and Brewer Sand Co., for (pound)34.1 on December 9, 1999 and other minor acquisitions in the US amounting to (pound)2.5.

Hanson Quarry Products Europe acquired in the UK FC Precast Concrete Ltd for (pound)3.4 on March 30, 1999, Coln Gravel Ltd for (pound)1.4 on April 8, 1999, Albion Concrete for (pound)1.2 on July 26, 1999, Brindister quarry for (pound)0.4 on July 1, 1999, Gamble waste for (pound)1.6 on September 27, 1999, Ashbridge concrete and Garrick quarry for (pound)2.0 on December 1, 1999 and RENA in Germany for (pound)6.7 on October 31, 1999.

Hanson Bricks Europe acquired the Dutch and German European brick operations of the Boral group for (pound)44.7 on October 8, 1999. Hanson acquired in Malaysia the Tanah Raya Group for (pound)16.8 on January 5, 1999, and Guthrie quarry for (pound)5.7 on December 6, 1999, and in Singapore, Highway International Pte Ltd for (pound)9.9 and Rite-Mix Pte Ltd for (pound)6.1 on November 4, 1999, Concrete Innovators Co Ltd for (pound)2.7 on December 3, 1999. Other South East Asian acquisitions amounted to (pound)1.7.

The acquisition costs included acquired debt. For the period following acquisition, turnover of (pound)141.9 and operating profit of (pound)22.7 in respect of these acquisitions are included within the 1999 consolidated profit and loss account as continuing operations.

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


The total cash consideration for all acquisitions was (pound)417.3. The operating assets and liabilities of acquisitions during the year were as follows:

                                                                              TOTAL    FAIR VALUE         TOTAL
                                                                         BOOK VALUE   ADJUSTMENTS    FAIR VALUE
                                                                     ------------------------------------------
Fixed assets                                                                  138.3          20.5         158.8
Stocks                                                                         37.3          (1.0)         36.3
Debtors                                                                                      64.6          (0.3)
64.3
Cash                                                                            9.7           -             9.7
Creditors and overdrafts                                                      (55.2)         (3.2)        (58.4)
Loans and finance leases                                                       (4.2)         (0.2)         (4.4)
Provision for liabilities                                                      (6.2)        (13.0)        (19.2)
                                                                     ------------------------------------------
                                                                              184.3           2.8         187.1
                                                                     -------------------------------
Cash consideration                                                                                       (417.3)
                                                                                                    -----------
Goodwill                                                                                                  230.2
                                                                                                    ===========

Fair value adjustments were made to the book value of the assets and liabilities of the above acquisitions to adjust where applicable the carrying values of certain assets and liabilities. There were no material adjustments to bring book values into alignment with Hanson accounting policies.

The above figures reflected a preliminary allocation of the purchase consideration to the net assets and liabilities of acquisitions made during the year. The preliminary allocation was reviewed based on additional information up to December 31, 2000 and the net adjustments resulting from the review had no material adverse effect on Hanson. For the year prior to the acquisition, the acquired companies reported a post-tax profit of (pound)33.0.

PRINCIPAL DISPOSALS DURING 1999
On March 3, 1999 the 24% fixed asset investment in Westralian Sands Ltd (formerly RGC Ltd) was sold for A$224.3 ((pound)87.0). Other investments were sold for total proceeds of (pound)8.6.

                                                                     NET BOOK VALUE      PROCEEDS        PROFIT
                                                                   --------------------------------------------
Westralian                                                                     82.1          87.0           4.9
Other                                                                           7.7           8.6           0.9
                                                                   --------------------------------------------
                                                                               89.8          95.6           5.8
                                                                   ============================================

19. CONTINGENT LIABILITIES
At December 31, 2001, in addition to those issued by banks identified under note 14, Hanson had provided third parties with guarantees and performance bonds amounting to (pound)176.3 (2000: (pound)157.6). These relate to the trading activities of current subsidiaries ((pound)162.8) and former subsidiaries ((pound)13.5).

Hanson is the subject of a number of pending legal proceedings and claims incidental to present and former operations, acquisitions and disposals. The directors do not anticipate that the outcome of these proceedings and claims, either individually or in aggregate, will have a material adverse effect upon Hanson's financial position.

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)

20. LEASES AND OTHER COMMITMENTS
Rental expense for operating leases was as follows:

                                                                                   YEAR ENDED DECEMBER 31
                                                                           ------------------------------------
                                                                               2001          2000          1999
                                                                           ------------------------------------
Minimal rentals                                                                17.9          42.0          11.3
                                                                           ====================================

The future minimum rental commitments as of December 31, 2001 for finance (capital) leases and non-cancellable operating leases together with the present value of minimum lease payments under finance leases are as follows:

                                                                                           OPERATING      FINANCE
                                                                                            LEASES        LEASES
                                                                                     --------------------------
2002                                                                                         27.9           2.7
2003                                                                                         19.4           2.7
2004                                                                                         16.2           1.8
2005                                                                                         13.2            --
2006                                                                                         12.3            --
Thereafter                                                                                   72.6            --
                                                                                     --------------------------
Total minimum lease payments                                                                161.6           7.2
                                                                                     --------------
Less amount representing interest                                                                          (0.9)
                                                                                                   ------------
Present value of minimum lease payments                                                                     6.3
                                                                                                   ============
The annual commitment under non-cancellable operating leases was:


                                                                         LAND AND BUILDINGS  PLANT AND EQUIPMENT
                                                                                        DECEMBER 31
                                                                            2001      2000       2001      2000
                                                                      -----------------------------------------
Leases expiring:
       Within one year                                                        2.0       1.2       2.4        6.4
       Within two to five years                                               7.0       3.9       5.5        6.7
       After five years                                                      10.7       9.5       0.3        0.3
                                                                      -----------------------------------------
                                                                             19.7      14.6       8.2       13.4
                                                                      ==========================================

21. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
Hanson has several defined benefit pension plans, the principal ones being in the US and the UK which cover a majority of employees. The benefits of these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions.

Employee contributions, which are at rates set according to the rules, vary between nil and 6% of pensionable pay. In relation to US funds, the company funding policy is to contribute amounts sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the company may determine to be appropriate from time to time. In relation to UK funds, the company's funding policy is to ensure that assets are always sufficient to cover accrued service liabilities with projection of future pay increases. In relation to overseas, other than US plans, the company's policy is to determine contributions in accordance with best local practice.

Hanson also sponsors defined contribution plans and participates in several multi-employer plans, which provide defined benefits to the company's union employees. Contributions relating to defined contribution plans are made based upon the respective plan's provisions and contributions relating to multi-employer plans are based on negotiated collective bargaining agreements.

The total cost of all pensions to the group in the year ended December 31, 2001 was(pound)10.8 (2000:(pound)8.6, 1999: (pound)4.6) of which(pound)4.4
(2000:(pound)0.8, 1999:(pound)0.4) relates to plans outside the UK. Defined contributions amounted to (pound)5.3 (2000:(pound)7.4, 1999:(pound)1.8).

The pension cost relating to UK funds is assessed in accordance with the advice of independent qualified actuaries using, in general, the projected unit method. The latest actuarial assessments of the principal funds have all been within the last three years. Past service surpluses and deficits are amortised as a level percentage of pensionable pay over the average future working lifetimes of the members.

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


A complete valuation of each US fund is undertaken by independent qualified actuaries every year. Pension costs for such plans are charged based upon actuarial calculations determined in accordance with required accounting standards. Costs relating to defined contribution plans are recognised based upon the respective plans' provisions.

The assumptions used by the actuaries for the most recent valuations are set out below:

                                                         UNITED         UNITED
                                                         KINGDOM        STATES
                                                          (% PA)        (% PA)
                                                      ------------------------
Rate of general increase in salaries                         4.1          4.25
Rate of increase to pensions in payment                      2.5            --
Discount rate applied to scheme liabilities                  5.3          7.25
Expected return on assets                                    N/A           9.0

At the dates of the latest actuarial valuations of the defined benefit schemes which were within the group at December 31, 2001, the market values of the assets of the schemes amounted to approximately (pound)1,700.0. The assessed value of these assets represented approximately 110% of the liabilities for benefits that had accrued to members, allowing for expected future increases in salaries.

Hanson also provides post-retirement health care and life insurance benefits, mainly in the US, under plans to certain groups of its retired and active employees. Hanson conforms with the provisions of the Urgent Issues Task Force Abstract 6 "Accounting for Post-Retirement Benefits other than Pensions", which requires accrual of these costs over the period during which employees become eligible for such benefits.

At December 31, 2001 the accumulated post-retirement medical benefit obligation, as assessed by independent qualified actuaries, for retirees and currently active employees is approximately (pound)86.0 (2000: (pound)90.2). In addition, at December 31, 2001 the group had related post retirement obligations in respect of deferred actuarial variations, calculated in accordance with the requirements of SSAP 24, of (pound)37.5 (2000: (pound)34.3), and other unfunded post retirement obligations of (pound)31.8 (2000: (pound)39.1). The 2001 expense has been accrued based upon actuarial calculations determined in accordance with required accounting standards. This resulted in the recognition of service costs for benefits earned during the 12 month period of approximately (pound)1.1 (2000: (pound)1.1, 1999: (pound)1.0). The actuarial assumptions used to estimate the obligations vary according to the claims experience and economic conditions relevant to each plan. It has been assumed that the annual per capita cost of benefits will increase by 7.5% depending on claims experience and economic conditions relevant to each plan. This rate is assumed to decrease by 0.75% a year to 5.0%. The weighted average discount rates used in determining the accumulated post-retirement benefit obligation were 7.25% at December 31, 2001 and December 31, 2000, and 7.75% at December 31, 1999.

The additional disclosures required by FRS 17 "Retirement Benefits" are set out below:

The date of most recent actuarial valuation of the principal UK plan is January 1, 2001. The date of the most recent valuations of the US plans is January 1, 2001. Qualified independent actuaries have updated these valuations to December 31, 2001.

The major assumptions used to determine the liabilities on a FRS 17 basis for the significant defined benefit plans as at December 31, 2001 are set out below:

                                                         UNITED         UNITED
                                                         KINGDOM        STATES
                                                          (% PA)        (% PA)
------------------------------------------------------------------------------
Rate of general increase in salaries                        4.50          4.25
Rate of increase to pensions in payment                     2.50            --
Discount rate applied to scheme liabilities                 5.80          7.25
Inflation assumption                                        2.50          3.50

                                  HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


The expected rate of returns and market values of the assets of the principal defined benefit plans at December 31, 2001, were as follows:

                                                                     UNITED KINGDOM               UNITED STATES
                                                                   EXPECTED                    EXPECTED
                                                                  LONG TERM     MARKET        LONG TERM      MARKET
                                                             RATE OF RETURN      VALUE   RATE OF RETURN       VALUE
                                                           ---------------------------------------------------------
MARKET VALUE OF ASSETS                                                    %                           %
Equities                                                                 8.4     707.7               10.0      371.0
Bonds                                                                    5.2     244.2                7.0      211.4
Other                                                                    4.0      83.9                5.0       22.5
                                                           ---------------------------------------------------------
Total                                                                    7.3   1,035.8                8.8      604.9

Present value of scheme liabilities                                             (873.3)                       (558.0)
                                                           ---------------------------------------------------------
Surplus in the plans                                                             162.5                          46.9
Surplus restriction                                                                 --                            --
                                                           ---------------------------------------------------------
Pension asset before deferred tax                                                162.5                          46.9
Deferred tax                                                                     (48.7)                        (16.4)
                                                           ---------------------------------------------------------
Net pension asset                                                                113.8                          30.5
                                                           =========================================================


In addition, the post retirement medical benefits in the US give rise to a FRS 17 liability before deferred tax of (pound)86.0 and after deferred tax of (pound)55.9.

The effect of the FRS 17 pension asset and post retirement medical liability on the net assets and reserves of Hanson is set out below:

                                                                                                   DEC 31, 2001
                                                                                                  -------------
NET ASSETS
Net assets as stated in balance sheet                                                                   2,720.8
Pension asset recognised under SSAP24 (note 12)                                                          (155.4)
Pension liability recognised under SSAP24 (note 15)                                                         5.0
Other retirement benefits recognised under UITF6 (note 15)                                                155.3
Related deferred tax                                                                                        2.2
                                                                                                  -------------
Net assets excluding defined benefit asset/liabilities                                                  2,727.9
FRS17 pension asset (net of deferred tax)                                                                 144.3
FRS17 pension liabilities                                                                                  (5.0)
FRS17 other retirement benefits (net of deferred tax)                                                     (76.6)
                                                                                                  -------------
Net assets including defined benefit asset/liabilities                                                  2,790.6
                                                                                                  =============
RESERVES
Profit and loss reserve as stated in balance sheet                                                       (459.9)
Pension asset recognised under SSAP24 (note 12)                                                          (155.4)
Pension liability recognised under SSAP24 (note 15)                                                         5.0
Other retirement benefits recognised under UITF6 (note 15)                                                155.3
Related deferred tax                                                                                        2.2
                                                                                                  -------------
Profit and loss reserve excluding amounts relating to defined benefit asset/liabilities                  (452.8)
FRS17 pension asset (net of deferred tax)                                                                 144.3
FRS17 pension liabilities                                                                                  (5.0)
FRS17 other retirement benefits (net of deferred tax)                                                     (76.6)
                                                                                                  -------------
Profit and loss reserve including amounts relating to defined benefit asset/liabilities                  (390.1)
                                                                                                  =============

Over 2001, Hanson contributed (pound)6.4 to the defined benefit plans. In addition, contributions of (pound)5.3 were made to defined contribution plans and (pound)6.8 to multi-employer plans. The multi-employer plans have been treated as defined contribution plans for FRS17 purposes since it is not possible for Hanson to identify its share of the assets of the plans.

The Chairman and the executive directors are members of defined benefit plans (the "pension plans") which, in accordance with UK Inland Revenue limits, provide them with a maximum pension of 2/3 of basic salary on retirement. The pension plans are contributory to the extent of 5% of pensionable salary (which does not include bonuses). The directors have a normal retirement age of 60, with provision for early retirement pensions to be paid from age 55 in certain circumstances.

                                 HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


The following tables give details of each director in office at December 31, 2001 of:

o the annual accrued pension payable from normal retirement age, calculated as if he had left service at December 31, 2001;

o the increase in the accrued pension (excluding leaver revaluation) attributable to service since December 31, 2000; and

o the transfer value of the increase in the accrued pension excluding director's contribution towards pension. This has been calculated in accordance with Guidance Note 11 issued by the Faculty and Institute of Actuaries.

These amounts exclude any benefits attributable to additional voluntary contributions.

Directors at December 31, 2001:

                                                      INCREASE IN
                                           ACCRUED        ACCRUED      DIRECTOR'S    TRANSFER VALUE
                                           PENSION        PENSION    CONTRIBUTION       OF INCREASE             FURBS
                            AGE AT              AT         EARNED         TOWARDS        IN ACCRUED     CONTRIBUTIONS
                      DEC 31, 2001    DEC 31, 2001        IN YEAR         PENSION           PENSION     (NOTE 2 BELOW)
                                       (POUND)'000    (POUND)'000     (POUND)'000       (POUND)'000       (POUND)'000
                  ---------------------------------------------------------------------------------------------------
A J H Dougal                    50             207             14              20               216               --
G Dransfield                    50             188              8              15               129               --
A J Murray                      48             184             26              20               420               --
J C Nicholls                    44              18              3               5                33               97
S N Vivian                      44              90             11              14               181               --

--------------
1) No additional pension accrued to C D Collins who reached his normal retirement age under the pension plan prior to the start of the year.

2) Directors who joined the pension plan after May 1989 are subject to the earnings cap (currently (pound)95,400) on UK Inland Revenue approved pension plans. It is the company's current policy to provide executives with appropriate benefits outside the pension plan in relation to that part of their salary which exceeds the cap. The contributions made during the year were subject to income tax as a benefit in kind and the director concerned (J C Nicholls) was liable to settle the tax liability himself.

3) The accrued pension benefit of the highest paid director for the year ended December 31, 2000 was (pound)150,000.

22. IMPLEMENTATION OF FRS 19
The adoption of Financial Reporting Standard 19, "Deferred Tax" has required changes in the method of accounting for deferred tax. The new standard requires deferred tax to be provided on all timing differences, except those which it specifically exempts, including in certain circumstances: revalued assets, gains to which rollover relief is to be applied and the remittance of retained earnings of overseas subsidiaries. These are described in more detail on F-12 under the heading Deferred taxation.

As a result of these changes in accounting policy the comparatives have been restated as follows:

                                                                         DEFERRED AND                   SHAREHOLDERS'
                                                                            OTHER TAX      GOODWILL             FUNDS
                                                                       ----------------------------------------------
A) CONSOLIDATED BALANCE SHEET
2000 as previously reported                                                     162.8      (1,119.8)          2,417.3
                                                                       ----------------------------------------------
Adoption of FRS 19 at January 1, 2000                                           (21.5)           --              21.5
Goodwill on acquisitions                                                        (10.1)         10.1                --
During 2000 (see below)                                                          18.6          (0.4)            (18.2)
                                                                       ----------------------------------------------
Adoption of FRS 19 at December 31, 2000                                         (13.0)          9.7               3.3
                                                                       ----------------------------------------------
2000 restated                                                                   149.8      (1,110.1)          2,420.6
                                                                       ==============================================

                                 HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


The principal changes arise from the recognition of deferred tax balances which under SSAP 15 were not required to be provided for, since the liability was not expected to crystallise in the foreseeable future, or where it was not considered prudent to recognise a deferred tax asset.

                                                                 TAX CHARGE                          PROFIT ON            EPS
                                                            FOR YEAR BEFORE                           ORDINARY    BASIC AFTER
                                                GOODWILL        EXCEPTIONAL    EXCEPTIONAL    ACTIVITIES AFTER    EXCEPTIONAL
                                            AMORTISATION              ITEMS     TAX CREDIT            TAXATION          ITEMS
                                          ------------------------------------------------------------------------------------
B) CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year to December 31, 2000 reported                 (43.1)            (90.5)           38.3               254.6           35.9p
Adoption of FRS 19                                   0.4              (9.8)           (8.8)              (18.2)
                                          ------------------------------------------------------------------------------------
2000 restated                                      (42.7)           (100.3)           29.5               236.4           33.4p
                                          ====================================================================================
                                                                 TAX CHARGE                          PROFIT ON            EPS
                                                            FOR YEAR BEFORE                           ORDINARY    BASIC AFTER
                                                GOODWILL        EXCEPTIONAL    EXCEPTIONAL    ACTIVITIES AFTER    EXCEPTIONAL
                                            AMORTISATION              ITEMS     TAX CREDIT            TAXATION          ITEMS
                                          ------------------------------------------------------------------------------------
Year to December 31, 1999 reported                  (9.2)            (60.7)           78.6               334.3           51.3p
Adoption of FRS 19                                    --             (23.8)           (8.3)              (32.1)
                                          ------------------------------------------------------------------------------------
1999 restated                                       (9.2)            (84.5)           70.3               302.2           46.4p
                                          ====================================================================================


23. SUBSEQUENT EVENTS
On January 11, 2002 Hanson announced that it was combining Hanson Quarry Products Europe and Hanson Bricks Europe to form a new division to be called Hanson Building Materials Europe.

On February 19, 2002 Hanson announced that agreement had been reached to sell the Hanson Brick Continental European business to Wienerberger AG for a cash consideration of EUR64.5m ((pound)39.3). Completion of the disposal took place on April 22, 2002.

On May 29, 2002 Hanson announced that it had acquired Choctaw Inc for $135.0m ((pound)92.5) in cash.

On November 29, 2002 Hanson announced that Hanson Building Materials Europe had completed five bolt on acquisitions totalling (pound)47.7. The acquisitions, which all occurred in the second half of 2002, bring four additional quarries in Spain and further UK production outlets for concrete products, clay bricks and bagged aggregates. They are in addition to two quarries which HBME added to its operations in the Czech Republic in May.

In December 2002 Hanson announced the sale of its 50% interest in North Texas Cement Company to its joint venture partner, Ash Grove Cement Company, for $125.4m ((pound)78.8) in cash, subject to final adjustments. The disposal was completed on January 3, 2003.

On May 14, 2002 Andrew J H Dougal retired from his position as chief executive of the Company and as a member of the board of directors of Hanson. Alan J Murray, chief executive of HBMA, succeeded him as chief executive.

On November 14, 2002 Hanson disclosed additional information in relation to its environmental contingencies.

Various of the Company's US subsidiaries are defendants, typically with many other companies, in a substantial number of lawsuits filed in numerous state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos-containing products ("asbestos claims"), the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984. The products include coke oven batteries, roofing products, electrostatic precipitators, hot top rings, gun plastic cement, wallboard joint compounds and textured paints.

Each of the Company's relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by the claimants. In many cases the claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary's products, in which case their claim is generally dismissed without payment. In those cases where a compensatable disease, exposure to the subsidiary's products and causation can be established, the subsidiary generally settles for amounts that reflect the type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

                                 HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


Set out in tabular form below is certain information regarding asbestos claims against the Company's US subsidiaries (the numbers are approximate only).

Claimants resolved: Jan 98 to Sep 02                                     37,000
% dismissed                                                                 52%
Claimants resolved: Jan 02 to Sep 02                                     11,400
% dismissed                                                            Over 75%
New claimants: Jan 02 to Sep 02                                          13,100
% mass claims                                                               37%
Claimants outstanding Oct 02                                             75,000
%* mass claims                                                              32%

* Mass claims are cases with 100 or more claimants covered under a single court docket number, where no individual claimant has his/her own case number.

The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved, including the proportion which are mass claims, disease mix, number of other defendants and jurisdiction of claim.

The Company estimates that the gross liability for the cost of resolving current and probable future asbestos claims against its US subsidiaries until 2010 will be approximately $250 million, including defence costs, but before tax benefit and not discounted to present value. Provisions totalling $125 million are in place to cover these estimated costs, after expected insurance recoveries of an approximately equal amount. In establishing the provisions, other assumptions have been made as to the number, disease mix and location of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims and time scale of resolution of new claims five years after receipt and the continued solvency of co-defendants. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims until 2010 will be an accurate prediction of the actual costs that may be incurred and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur.

Each of the subsidiaries involved with asbestos claims has a separate agreement with its insurance carriers regarding the defence and settlement of asbestos claims, the terms of which vary for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid to date in settlements and defence costs. Hanson assumes that the amounts received from its insurers will decline significantly over time.

One of the Company's subsidiaries is involved in litigation proceedings in California with its insurers, with a view to establishing whether or not substantially all of the primary cover available to that subsidiary has been exhausted and, to the extent that such cover has been exhausted, the amount of excess cover that is available to it. In estimating the level of insurance cover for the purposes of establishing the above provisions, the Company is using what it believes to be a cautious view of the amount the subsidiary expects to recover under the applicable policies.

The Company does not believe that adequate information currently exists to allow it to estimate reasonably the amount of liability and costs associated with asbestos claims that its relevant US subsidiaries expect to resolve after 2010, even though Hanson expects claims will continue to be asserted against its subsidiaries, the resolution of which will take place after 2010. However, assuming that current trends continue, Hanson does not expect that the liability and costs associated with such claims would have a material adverse effect on its consolidated financial position, liquidity or results of operations.

Factors which could cause actual results to differ from such estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against Hanson's US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes;
(iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on Hanson's US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against Hanson's US subsidiaries, and (viii) potential legislative changes.

                                 HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


In light of such factors, the liability of Hanson's US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims, both before and after 2010, might have a material adverse impact on Hanson's financial condition, results of operations and cash flow.

In addition to US asbestos claims, former and existing subsidiaries of the Company are subject from time to time to bodily injury and property damage claims and lawsuits, both on an individual and class action basis. Such claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to the present business and activities of the Company. In such cases the subsidiary concerned is often one of several potential defendants who are involved in the claim or lawsuit.

Since the demergers effected in 1996 and 1997, no settlements have been paid by (whether pursuant to judgements or indemnity obligations), or judgements rendered against, any of the Company's subsidiaries which have had or could have a material adverse effect on Hanson's financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit has not been pursued and the subsidiary concerned has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended.

Insurance issues do arise on these claims and lawsuits, both in terms of indemnity and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage may be available to the relevant subsidiary. The insurance cover referred to in note 16 relating to the Kopper's environmental obligations does not apply to the claims and lawsuits described in this note.

Hanson is also the subject of a number of other pending legal proceedings and claims incidental to present and former operations, acquisitions and disposals. The directors do not anticipate that the outcome of these proceedings and claims, either individually or in the aggregate, will have a material impact upon Hanson's financial position or results of operations.

However, in light of the uncertainties involved in any litigation and in particular in the US, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgement may be rendered against, the Company or one of its subsidiaries, which could have a material adverse effect on Hanson's financial condition, results of operations or cash flow.

24. OTHER RELATED PARTY TRANSACTIONS
During the year the group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into and trading balances outstanding at December 31, 2001 are as follows:

                                                             2001          2000
                                                          ---------------------
Sales to related parties                                     27.9          15.5
Purchases from related parties                               77.8          61.4
Amounts owed from related parties                             8.5          60.8
Amounts owed to related parties                              18.3           3.8

The related parties transactions shown above are in respect of joint ventures and associates.

25. COMPANIES ACT 1985
These financial statements do not comprise the Company's `statutory accounts' within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the three fiscal years in the period ended December 31, 2001, on which the auditors have given unqualified audit reports, have been delivered to the Registrar of Companies for England and Wales.

                                 HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


26. NEW ACCOUNTING STANDARDS

UNITED KINGDOM
FRS 17, Retirement Benefits, issued in November 2000, is fully effective for accounting periods ending on or after June 22, 2005. Certain of these disclosure requirements are, however, effective for periods prior to the June 2003 deadline and those required for the current year are given in Note 21 to the Financial Statements. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. Had FRS 17 been implemented at December 31, 2000, the group would have reported a pension and other post retirement benefit asset of (pound)91.6 before allowance for deferred tax which compares with the pre tax prepayment of (pound)0.3 recorded in the Financial Statements under the existing rules. The impact of FRS 17 on net income has not yet been determined and is currently under review.

UNITED STATES
FAS 141 - "Business Combinations", was issued in July 2001 and requires that all business combinations initiated after June 30, 2001 are accounted for in accordance with the purchase method of accounting. FAS 141 has no impact on the financial information presented.

FAS 142 - "Goodwill and other intangible assets", was issued in July 2001. This statement applies to accounting periods commencing after December 15, 2001. It requires that goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment rather than amortised periodically. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments be no longer amortised. Intangible assets with finite economic lives continue to be amortised over their useful lives. Goodwill and intangible assets acquired prior to July 1, 2001 are still amortised and subject to impairment tests until the statement is adopted. Once the statement is adopted, all intangible assets with indefinite useful lives and goodwill must be tested for impairment annually. Where no impairment is revealed, amortisation is not necessary. Hanson has adopted FAS 142 from January 1, 2002. The Group will test goodwill for impairment using the two-step process prescribed in FAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Based on steps the Group has taken to date to comply with the adoption of FAS 142, it is likely that a portion of the goodwill held in divisions that were indicated by step 1 of the test to have suffered impairment, will be impaired. This is expected to fall within the range of (pound)600 to (pound)800, a substantial part of which relates to goodwill on acquisitions prior to January 1, 1998, which was written off directly to reserves under UK GAAP. Any impairment that is required to be recognised when adopting FAS 142 will be reflected in net income under US GAAP as the cumulative effect of a change in accounting principle in the year ended December 31, 2002. Other intangible assets continue to be amortised over their useful lives.

FAS 143 - "Accounting for asset retirement obligations", was issued on August 16, 2001. This statement deals with accounting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. It requires entities to record the fair value of the liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The group is required to adopt the statement in the fiscal 2003 financial statements. The financial effect of adopting FAS 143 is still being considered.

FAS 144 - "Accounting for the impairment or disposal of long-lived assets", supersedes FAS 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of", although it retains many of its provisions but excludes goodwill and intangible assets not being amortised and significantly changes the criteria that have to be met in order to classify long-lived assets as held for resale.

It also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 (APB 30), "Reporting the results of operations-reporting the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions", for the disposal of a segment of a business. It requires expected future operating losses from discontinued operations in the period to be displayed in discontinued operations in the period in which the losses are incurred rather than as of the measurement date as currently. The requirement in APB 30 to report discontinued operations separately is retained and extended to a component of an entity that has either been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The provisions of FAS 144 have been applied prospectively from January 1, 2002. Prior period financial statements have been restated to reflect as discontinued those operations which have been subsequently discontinued.

FAS 146 - "Accounting for costs associated with exit or disposal activities", was issued in June 2002. FAS 146 supersedes Emerging Issues Task Force (EITF) issue no. 94-3, "liability recognition for certain employees termination benefits and other costs to exit an activity (including certain costs incurred in a restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF 94-3, a liability is recognised at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material impact on the group's financial statements.

                                 HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


27. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting policies, under which the consolidated financial statements of Hanson are prepared, conform with UK GAAP, which differ in certain respects from US GAAP. Differences which have a significant effect on consolidated net income and shareholders' equity are as follows:

GOODWILL
As from January 1, 1998 Hanson adopted FRS 10 and for all subsequent acquisitions capitalises all acquired goodwill and amortises it over a period not exceeding 20 years. Prior to this all goodwill arising on the acquisition of a subsidiary was written off directly to reserves in the year in which that subsidiary was acquired. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off to reserves. Under US GAAP, goodwill arising during the period to June 30, 2001 has been capitalised and amortised through the profit and loss account over its estimated useful life, not exceeding 40 years. Goodwill which has arisen during the period subsequent to July 1, 2001, has been capitalised, however, in compliance with the transitional provisions of FAS 142 which was adopted on January 1, 2002, has not been amortised. This goodwill is currently being subjected to a transitional impairment test and will be subject to an annual impairment review thereafter.

ESOP SHARES
Included in fixed asset investments are amounts in respect of Hanson PLC ordinary shares held by the employee share trust. Under US GAAP, these amounts would be treated as treasury stock and deducted from shareholders' equity.

PENSIONS AND OTHER POST RETIREMENT BENEFITS
The cost of pension benefits is based on consistent percentages of employee's pensionable pay as recommended by independent actuaries.

Under US GAAP, the pension cost or credit is determined by reference to the pension liability and the market value of the underlying plan assets, after adjustment to reflect any previously unrecognised pension obligations or assets. The Group recognises liabilities resulting from scheme amendments or recognition of actuarial gains and losses under US GAAP over the future service lives of relevant employees, or the remaining life expectancy of inactive participants.

Experience surpluses or deficiencies, which may result where the actual performance of the scheme differs from previous actuarial assumptions, are dealt with on an aggregate basis. Hanson applies the 10% corridor test at the beginning of the year, to determine whether amortisation of the gain or loss is necessary. Where the gain or loss exceeds 10% of the greater of the projected benefit obligation or the market related value of the scheme's assets, this is amortised over the active participants' average remaining service periods.

Hanson also provides post retirement healthcare and life insurance benefits, mainly in the US, under plans to certain groups of its retired and active employees. Hanson conforms with the provisions of the Urgent Issues Task Force ("UITF") Abstract 6 "Accounting for Post-Retirement Benefits other than Pensions", which requires accruals of these costs over the period during which employees become eligible for such benefits. UITF Abstract 6 permits UK parent undertakings with US subsidiaries to adopt the cost of post retirement benefits calculated for FAS 106 in their SSAP 24 calculations under UK GAAP and therefore there is no reconciling item in respect of Hanson's US post retirement benefits.

TAXATION
Deferred taxation is provided on all timing differences, except those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain, and also to the remittance of retained earnings of overseas subsidiaries. Under US GAAP, deferred taxation liabilities are provided on all differences between the book and tax bases of assets and liabilities. Deferred taxation assets under US GAAP and UK GAAP are recognised only to the extent that it is more likely than not that they will be realised.

DISCONTINUED OPERATIONS
Discontinued operations are those clearly distinguishable operations and activities which either ceased or left the group in the accounting period or soon thereafter. Under US GAAP, prior to the implementation of FAS 144 on January 1, 2002, the operation or activity must previously have been reported as a separate segment or line of business. Following the implementation of FAS 144, certain operations sold in 2002 were reported as discontinued for both UK GAAP and US GAAP in the six months ended June 30, 2002 and have been reflected as discontinued operations under US GAAP in the reconciliations below. They do not qualify to be treated as discontinued in these financial statements under UK GAAP.

ACQUISITION ACCOUNTING
US GAAP requires that a deferred tax asset or liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values at the time of acquisition. The recognition of deferred tax assets or liabilities affects the amount of

                                 HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


goodwill recognised on acquisition. Net income under US GAAP will differ from that under UK GAAP to the extent that the pattern of reversal of the temporary differences acquired differs from the pattern of goodwill amortisation.

Under UK GAAP, on acquisition, provisions for reorganisation costs are not included in the fair value of assets and liabilities acquired, but are included in post acquisition costs. Certain reorganisation provisions under US GAAP are allowed to be included within the fair value at the time of acquisition.

JOINT VENTURES AND ASSOCIATES
Operating profit, interest and taxation in respect of joint ventures and associates are included in the financial statements separately under each appropriate heading. Under US GAAP, joint ventures' and associates' profit after tax is included on a single line within the profit and loss account.

DIVIDENDS
Final ordinary dividends are provided in the year in respect of which they are proposed on the basis of the recommendation by the directors which requires subsequent approval by the shareholders. Under the US GAAP, dividends are not provided until the dividend is formally declared.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Group adopted FAS 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. In the adoption of FAS 133 Hanson has elected not to seek hedge accounting for derivative instruments. Under US GAAP, derivative instruments are therefore held at fair value in the balance sheet and the change in fair value for a period is passed through net income. As hedge accounting under FAS 133 has not been sought, the net income statement fully includes the changes in fair value of the derivatives. In addition, transition adjustments were required to include the fair value of derivatives on the balance sheet on the adoption of FAS 133 at January 1, 2001. For those derivatives considered as fair value hedges, the January 1, 2001 opening fair value of (pound)17.1 was shown as current assets and liabilities - derivatives and as an adjustment to debt. The adjustment to debt will subsequently be amortised through the income statement over the residual life of the debt. For those derivatives considered as cash flow hedges, the January 1, 2001 opening value of (pound)0.5 was shown as current assets and liabilities - derivatives and as an adjustment to other comprehensive income. The amounts in other comprehensive income are recognised as adjustments to interest expense in future periods as the related cash flows are recognised.

During the year ended December 31, 2001, the group recognised a net gain of (pound)18.5 in the income statement as a result of the adoption of FAS 133. This comprised (pound)16.2 arising from changes in the fair value of derivatives that did not qualify for hedge accounting and net gains reclassified from other comprehensive income of (pound)2.3. Substantially all derivatives held by the group at December 31, 2000, and during the year, did not quality for hedge accounting under FAS 133.

Prior to the adoption of FAS 133, all transactions used to hedge foreign currency risks were accounted for in accordance with the requirements of FAS 52. FAS 52 was broadly in line with UK GAAP and no differences previously arose in the reconciliation between UK and US GAAP.

ACCOUNTING FOR STOCK BASED COMPENSATION
FAS 123 Accounting for Stock-Based Compensation, which establishes financial accounting and reporting standards for stock-based employee compensation plans, was effective for accounting periods beginning after December 15, 1995. The Statement provides the option to continue under the accounting provisions of Accounting Principles Board Opinion No 25 "Accounting for stock issued to Employees" (APB No. 25), providing that pro forma footnote disclosures of the effects on net income and earnings per share, calculated as if the new method had been implemented, are included. Hanson has elected to continue under APB No. 25, but the pro forma disclosures have been omitted, as the effects on net income are not material and earnings per share are not affected.

Hanson operates an Inland Revenue approved Sharesave Scheme open to all employees, which gives a 20% discount on the fair value of the shares. Under the provisions of UITF 17, no cost is recognised on awards under such scheme. Under US GAAP, in accordance with FIN 44, which was issued in July 2000 and confirmed by EITF 00-23 in January 2002, the 20% discount should be expensed over the vesting period. The only plans impacted are the 2000 and 2001 schemes.

Hanson operates two schemes which incorporate performance criteria, the Hanson Share Option Plan and the Long Term Incentive Program. Hanson recognises the cost over the performance period, based on a reasonable expectation of the extent to which the performance criteria will be met. Adjustments to this cost are made as the estimates of the final cost are refined. Under US GAAP, the plans are treated as variable compensatory plans and the expense is based on the intrinsic value at each balance sheet date, spread over the performance period.

Hanson has not included a reconciling item for these schemes, as the effect on net income is not material.

                                 HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


EXCEPTIONAL ITEMS
Certain exceptional items are shown on the face of the profit and loss account statement after operating profit. These items are mainly gains or losses on the sale of business and fixed assets, and the costs of fundamental reorganisations. Under US GAAP these items would be classified as operating profit or expenses.

                                 HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


The following is a summary of the significant adjustments to profit and shareholders' equity which would be required if US GAAP had been applied instead of UK GAAP. This summary has been restated as required by APB 20 to reflect changes to the provisions for deferred taxes totalling (pound)197.6, which were identified in the year ended December 31, 2001 and previously reflected as a movement in shareholders' equity, with consequential adjustments to goodwill and goodwill amortisation.


PROFIT AVAILABLE FOR APPROPRIATION
                                                                                     YEAR ENDED DECEMBER 31
                                                                              ---------------------------------
                                                                                      2001       2000      1999
                                                                                  RESTATED   RESTATED  RESTATED
                                                                              ---------------------------------
Profit available for appropriation as reported in the consolidated
  profit and loss account under UK GAAP                                              278.8      236.4     302.2
Significant adjustments:
       Goodwill amortisation                                                         (39.3)     (37.0)    (32.0)
       Impairment - goodwill                                                          11.6         --        --
       Change in fair value of derivatives                                            18.5         --        --
       Pensions                                                                       30.4       36.0      23.2
       Profit and loss on disposals - goodwill                                         4.5        1.6        --
       Interest - unwinding of discount                                                 --        6.8       7.8
       Provisions - operating costs                                                     --         --       0.6
       Integration costs relating to Pioneer                                            --       21.7        --
       Taxation on above adjustments                                                  (3.8)     (11.0)     (9.9)
       Taxation methodology                                                            1.6        2.2      26.0
                                                                              ---------------------------------
                                                                                      23.5       20.3      15.7
                                                                              ---------------------------------
Net income as adjusted to accord with US GAAP                                        302.3      256.7     317.9
                                                                              =================================
Arising from:
Profit from continuing operations:
   Before effect of restatement of deferred taxes                                    471.5      257.5     311.4
   Effect of restatement of deferred taxes in the year                                (6.4)      (2.5)      3.6
                                                                              ---------------------------------
   Total                                                                             465.1      255.0     315.0
Discontinued operations - (loss)/profit from operations                             (162.8)       1.7       2.9
                                                                              ---------------------------------
Net income                                                                           302.3      256.7     317.9
                                                                              =================================


Earnings per ordinary share:                                                             PER SHARE (PENCE)
                                                                              ---------------------------------
Basic earnings from continuing operations:
   Before effect of restatement of deferred taxes                                     64.1p      36.3p     47.8p
   Effect of restatement of deferred taxes                                            (0.9)p     (0.4)p     0.6p
   Total                                                                              63.2p      35.9p     48.4p
Diluted earnings from continuing operations:
   Before effect of restatement of deferred taxes                                     63.9p      36.2p     47.5p
   Effect of restatement of deferred taxes                                            (0.9)p     (0.4)p     0.5p
   Total                                                                              63.0p      35.8p     48.0p
Basic earnings from discontinued operations                                          (22.1)p      0.2p      0.4p
Diluted earnings from discontinued operations                                        (22.1)p      0.2p      0.4p
Basic earnings available for appropriation:
   Before effect of restatement of deferred taxes                                     42.0p      36.6p     48.2p
   Effect of restatement of deferred taxes                                            (0.9)p     (0.4)p     0.6p
   Total                                                                              41.1p      36.2p     48.8p
Diluted earnings available for appropriation:
   Before effect of restatement of deferred taxes                                     41.8p      36.5p     47.9p
   Effect of restatement of deferred taxes                                            (0.9)p     (0.4)p     0.5p
   Total                                                                              40.9p      36.1p     48.4p

                                HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


STATEMENT OF COMPREHENSIVE INCOME
The consolidated statement of comprehensive income under US GAAP is as follows:

                                                                                 YEAR ENDED DECEMBER 31
                                                                     ------------------------------------------
                                                                               2001          2000          1999
                                                                           RESTATED      RESTATED      RESTATED
                                                                     ------------------------------------------
Net income as adjusted to accord with US GAAP                                 302.3         256.7         317.9
Other comprehensive income:
       Translation adjustments for the period                                   0.9          31.2           6.4
       Change in fair value of derivatives, net of tax of(pound)nil            (2.3)           --            --
       Cumulative effect of prior years on adoption of FAS 133                  0.5            --            --
                                                                     ------------------------------------------
Total comprehensive income                                                    301.4         287.9         324.3
                                                                     ==========================================


Movements in other comprehensive income amounts (net of related tax) are as follows:

                                                                         DERIVATIVE      CURRENCY
                                                                          FINANCIAL   TRANSLATION
                                                                        INSTRUMENTS)  DIFFERENCES         TOTAL
                                                                       AINS/(LOSSES      RESTATED      RESTATED
                                                                     ------------------------------------------
At January 1, 1999                                                               --          (4.5)         (4.5)
Movement in the year                                                             --           6.4           6.4
                                                                     ------------------------------------------
At December 31, 1999                                                             --           1.9           1.9
Movement in the year                                                             --          31.2          31.2
                                                                     ------------------------------------------
At December 31, 2000                                                             --          33.1          33.1
Effect on adoption of FAS 133                                                   0.5            --           0.5
Movement in the year                                                           (2.3)          0.9          (1.4)
                                                                     ------------------------------------------
At December 31, 2001                                                           (1.8)         34.0          32.2
                                                                     ==========================================
Shareholders' equity

                                                                                               DECEMBER 31
                                                                                       ------------------------
                                                                                             2001          2000
                                                                                         RESTATED      RESTATED
                                                                                       ------------------------
Shareholders' funds as reported in the
  consolidated balance sheet                                                              2,720.8       2,420.6
Significant adjustments:
       Goodwill - cost                                                                    1,310.5       1,413.0
       Goodwill - accumulated amortisation                                                 (350.5)       (311.2)
       Prepayments                                                                           52.7          70.2
       Current assets - derivatives                                                         121.4            --
       Current liabilities - derivatives                                                    (89.3)           --
       Fixed asset investments                                                               (0.3)         (5.7)
       Pensions                                                                             302.0         273.0
       Debt                                                                                 (15.4)           --
       Provisions                                                                           (52.7)        (56.2)
       Taxation on above adjustments                                                        (90.6)        (86.8)
       Taxation methodology                                                                (422.4)       (416.6)
       Dividends                                                                             70.3          68.7
                                                                                       ------------------------
                                                                                            835.7         948.4
                                                                                       ------------------------
Shareholders' equity as adjusted
  to accord with US GAAP                                                                  3,556.5       3,369.0
                                                                                       ========================

                                HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


CONSOLIDATED CASH FLOW STATEMENT
The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP. These statements differ, however, with regard to classification of items within them.

Under US GAAP cash and cash equivalents include short-term liquid resources but not overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, dividends, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP, would be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under UK GAAP all interest is treated as part of returns on investments and of servicing of finance.

The categories of cash flow activity under US GAAP can be summarised as follows:

                                                                                   YEAR ENDED DECEMBER 31
                                                                           ------------------------------------
                                                                               2001          2000          1999
                                                                           ------------------------------------
Cash inflows from operating activities                                        445.2         357.7         281.7
Cash (outflows) on investing activities                                       (52.0)        (40.6)       (472.5)
Cash (outflows) from financing activities                                    (547.2)       (734.0)       (169.1)
                                                                           ------------------------------------
(Decrease) in cash and cash equivalents                                      (154.0)       (416.9)       (359.9)
Effect of foreign exchange rate changes                                        15.2          37.5          32.9
Cash and cash equivalents at January 1                                        917.2       1,296.7       1,623.7
                                                                           ------------------------------------
Cash and cash equivalents at December 31                                      778.4         917.3       1,296.7
                                                                           ====================================


ADDITIONAL INFORMATION REQUIRED BY US GAAP IN RESPECT OF DEFERRED TAXATION The components of the estimated net deferred tax liability that would be recognised under FAS 109 are as follows:

                                                                                                DECEMBER 31
                                                                                       ------------------------
                                                                                             2001          2000
                                                                                         RESTATED      RESTATED
                                                                                       ------------------------
Excess of capital allowances over depreciation                                                342.2       345.6
Other                                                                                         323.6       307.6
                                                                                       ------------------------
                                                                                              665.8       653.2
                                                                                       ========================


ADDITIONAL INFORMATION REQUIRED BY US GAAP IN RESPECT OF PENSIONS AND OTHER POST-RETIREMENT BENEFITS
A summary of the component of net periodic pension cost for Hanson's pension plans is as follows:

                                                                                   YEAR ENDED DECEMBER 31
                                                                           ------------------------------------
                                                                               2001          2000          1999
                                                                           ------------------------------------
       Defined benefit plans                                                  (34.8)        (37.6)        (23.7)
       Defined contribution plans                                               5.0           7.4           1.8
       Multi-employer plans                                                     6.8           1.8           2.9
                                                                           ------------------------------------
       Total pension expense under US GAAP                                    (23.0)        (28.4)        (19.0)
                                                                           ====================================

                                HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


Assumptions used in the US GAAP accounting for the defined benefit plans were as follows:


                                                                                   Year Ended December 31
                                                                           ------------------------------------
                                                                               2001          2000          1999
                                                                           ------------------------------------
US PLANS
       Weighted-average discount rates                                        7.25%        7.25%         7.75%
       Rates of increase in compensation levels                               4.25%        4.25%         4.25%
       Expected long-term rates of return on assets                           9.00%        9.00%         9.00%
UK PLANS
       Weighted-average discount rates                                        5.80%        5.80%         6.10%
       Rates of increase in compensation levels                               4.50%        4.50%         4.90%
       Expected long-term rates of return on assets                           6.80%        6.80%         7.10%

The assumptions have been used for the funded statuses at December 31, 2001, 2000, and 1999 respectively.

Assumed health care trend rates have a significant effect on the amounts reported for the post retirement medical benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on active and non active liabilities as at December 31, 2001:


                                                       1-PERCENTAGE POINT INCREASE     1-PERCENTAGE POINT DECREASE

Effect on total of service and interest cost components                 (pound)0.4                  (pound)(0.6)

Effect on post retirement medical benefit obligation                    (pound)4.9                  (pound)(6.1)

The following table shows the items that would be disclosed under US GAAP for Hanson's defined benefit pension plans and post retirement benefit arrangements. Of the total amounts shown for pension plans, approximately one third applies to US defined benefit plans.


                                                        PENSION BENEFITS               POST RETIREMENT BENEFITS
                                                  ------------------------------    -------------------------------
                                                      2001      2000       1999          2001      2000       1999
                                                  ------------------------------    -------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year              1,372     1,223      1,211            90        81        113
Service cost                                            32        27         26             1         1          1
Interest cost                                           86        84         73             6         7          6
Currency adjustment                                     17        38         19             4         5          4
Plan participant's contributions                         7         6          5            --        --         --
Actuarial (gain) loss                                   29        24        (52)            2         6         (2)
Benefits paid                                          (88)      (84)       (76)          (10)       (8)        (7)
Business combinations                                   --        46         16            --        --         --
Plan amendments                                          1        11          2            (7)       --         --
Divestitures, curtailments & settlements                --        --          1            --        (2)       (34)
Others                                                  (4)       (3)        (2)           --        --         --
                                                  -----------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR                    1,452     1,372      1,223            86        90         81
                                                  =================================================================

Change in plan assets
Fair value of plan assets at beginning of year       1,835     1,750      1,559            --        --         --
Actual return on plan assets                          (116)       64        221            --        --         --
Currency adjustments                                    20        47         22            --        --         --
Employer contributions                                   6         8          7            10         8          7
Plan participant's contributions                         7         7          5            --        --         --
Benefits paid                                          (89)      (84)       (76)          (10)       (8)        (7)
Business combinations                                   --        46         --            --        --         --
Divestitures, curtailments & settlements                --        --          1            --        --         --
Others                                                  (4)       (3)        11            --        --         --
                                                  -----------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR             1,659     1,835      1,750            --        --         --
                                                  =================================================================

                                HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


                                                        PENSION BENEFITS               POST RETIREMENT BENEFITS
                                                  ------------------------------    -------------------------------
                                                      2001      2000       1999          2001      2000       1999
                                                  ------------------------------    -------------------------------
FUNDED STATUS
Funded status of plans at December 31                  207       463        522           (86)      (90)       (81)
Unrecognised prior service cost                         20        21         11            (7)       (1)        (4)
Unrecognised net actuarial (gain)/loss                 270       (14)      (110)          (30)      (30)       (35)
Unrecognised transition (asset)/obligation             (42)      (56)       (72)           --        --         --
                                                  -----------------------------------------------------------------
NET AMOUNT RECOGNISED                                  455       414        351          (123)     (121)      (120)
                                                  =================================================================
AMOUNTS RECOGNISED IN THE BALANCE SHEET
CONSIST OF:
Prepaid benefit cost                                   460       417        354            --        --         --
Accrued benefit liability                               (7)       (4)        (4)         (123)     (121)      (120)
Accumulated other comprehensive income                   2         1          1            --        --         --
                                                  -----------------------------------------------------------------
NET AMOUNT RECOGNISED                                  455       414        351          (123)     (121)      (120)
                                                  =================================================================


COMPONENTS OF NET PERIODIC PENSION COST
Service cost                                            32        27         26             1         1          1
Interest cost                                           86        84         73             6         7          6
Expected return on assets                             (139)     (136)      (112)           --        --         --
Amortisation of transition (asset) obligations         (15)      (15)       (15)           --        --         --
Recognised (gain) loss                                  --        --          1            (2)       (3)        (2)
Recognised prior service cost                            2         2          3            --        --         --
(Gain) loss due to settlement or curtailment            --        --         --            (1)       (5)        --
                                                  -----------------------------------------------------------------
NET PERIODIC BENEFIT COST (INCOME)                     (34)      (38)       (24)            4        --          5
                                                  =================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were (pound)24.4, (pound)22.3 and (pound)15.0 respectively as at December 31, 2001, (pound)5.4, (pound)5.4 and (pound)0.0 respectively as at December 31, 2000 and (pound)4.1, (pound)4.1 and (pound)nil as at December 31, 1999.

The assignment of the purchase price for acquired businesses to net assets recognises a liability or asset for the difference between the projected benefit obligation as compared to plan assets as of the acquisition dates in accordance with FAS No. 87.

The US plans' assets are primarily included in the Hanson Building Materials America Inc. Pension Trust ("Trust"), which invests in listed stocks and bonds. At December 31, 1999, December 31, 2000 and at December 31, 2001 the Trust had no investment in Hanson ordinary shares.

Within the UK, the fund assets are dealt with by several directly invested funds and as at December 31, 2001, 2000 and 1999 ordinary shares of Hanson within these funds comprised 0.01%, 0.03% and 0.02% respectively of the total market value of such funds.

ADDITIONAL US GAAP INFORMATION REGARDING REVENUE RECOGNITION
Revenue is recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

Revenue represents the amounts charged or chargeable in respect of services rendered and goods supplied, excluding inter company sales and sales taxes. Revenue is recognized net of discounts, where these have been agreed with the customer, when finished products are shipped to unaffiliated customers or services have been rendered. Revenue on long-term construction contracts is recognised as the value of measured works, claims and variations on contracts in the year, which have been invoiced. Claims and variations are only valued where they have been agreed with the client. Where it is foreseen that a loss will arise to the Group on a long-term contract, full provision is made for that loss in the year.

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                          (POUNDS STERLING - MILLIONS)


ADDITIONAL INFORMATION REQUIRED BY US GAAP IN RESPECT OF SHARE OPTIONS

OPTIONS
Hanson has various share option and sharesave schemes. The movements in the options outstanding under the various schemes for the three fiscal years in the periods ended December 31, 2001 are as follows:

                                                                                                    SHARE
                                                            SHARESAVE SCHEMES                   OPTION SCHEMES
                                                         ---------------------------     -------------------------
                                                            NO. OF         RANGE OF        NO. OF         RANGE OF
                                                          ORDINARY         EXERCISE      ORDINARY         EXERCISE
                                                            SHARES           PRICES        SHARES           PRICES
                                                           (000'S)       (PENCE PER       (000'S)       (PENCE PER
                                                                             SHARE)                         SHARE)
                                                         ---------------------------     -------------------------
Options outstanding at January 1, 1999                      4,880      224 - 391.4        15,606     242.7 - 482.6
Granted                                                       794              425            --                --
Exercised                                                    (147)     224 - 391.4          (132)    325.6 - 482.6
Lapsed or cancelled                                          (387)     224 - 391.4        (9,069)    242.7 - 482.6
                                                         ----------                    -----------
Options outstanding at December 31, 1999                    5,140      224 -   425         6,405     242.7 - 482.6
Granted                                                     1,460              323            --                --
Exercised                                                    (750)     224 -   425           (36)            325.6
Lapsed or cancelled                                          (416)     224 -   425          (755)    242.7 - 482.6
                                                         ----------                    -----------
Options outstanding at December 31, 2000                    5,434      224 -   425         5,614     262.8 - 482.6
Granted                                                       840            428.0            --                --
Exercised                                                    (680)     224 -   428          (967)    325.6 - 482.6
Lapsed or cancelled                                          (432)     224 -   428        (1,054)    325.6 - 482.6
                                                         ----------                    -----------
Options outstanding at December 31, 2001                    5,162      224 -   428         3,593     325.6 - 482.6
                                                         ----------                    -----------

Options exercisable - December 2001                            28      237 -   265         3,593    331.25 - 482.6
Options exercisable - December 2000                            21              224         5,379     262.8 - 482.6
Options exercisable - December 1999                             4            391.4         6,171     242.7 - 482.6

Fair value of options granted
during the periods ended
December 31, 2001                                                            175.3                              --
December 31, 2000                                                            130.7                              --
December 31, 1999                                                            280.4                              --

The weighted average fair value of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 3.0% (2000: 3.0%, 1999: 3.0%) expected volatility of 31.0% (2000: 32.5%,
1999: 30.5%) risk free interest rate of 5.5% (2000: 5.1%, 1999: 6.25%) and expected life of 4.2 (2000: 4.3, 1999: 4.8 years).

                                   HANSON PLC
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                (POUNDS STERLING)


Movements in the options outstanding under the share option and sharesave schemes are as follows.

                                                                SHARESAVE                          SHARE
                                                                 SCHEMES                       OPTION SCHEMES
                                                         ---------------------------     -------------------------
                                                            NO. OF        WEIGHTED         NO. OF         WEIGHTED
                                                          ORDINARY         AVERAGE       ORDINARY          AVERAGE
                                                            SHARES  EXERCISE PRICE         SHARES   EXERCISE PRICE
                                                           (000'S)      (PENCE PER        (000'S)       (PENCE PER
                                                                            SHARE)                          SHARE)
                                                         ---------------------------     -------------------------
Options outstanding at January 1, 1999                      4,880          240.8          15,606             386.1
Granted                                                       794          425.0              --                --
Exercised                                                    (147)         325.0            (132)            378.0
Lapsed or cancelled                                          (387)         250.7          (9,069)            391.5
                                                         ----------                    -----------
Options outstanding at December 31, 1999                    5,140          266.1           6,405             373.5
Granted                                                     1,460          323.0              --                --
Exercised                                                    (750)         225.1             (36)            325.6
Lapsed or cancelled                                          (416)         311.8            (755)            433.8
                                                         ----------                    -----------
Options outstanding at December 31, 2000                    5,434          283.4           5,614             378.7
Granted                                                       840          428.0              --                --
Exercised                                                    (680)         250.1            (967)            304.3
Lapsed or cancelled                                          (432)         297.1          (1,054)            394.4
                                                         ----------                    -----------
Options outstanding at December 31, 2001                    5,162          308.7           3,593             396.8
                                                         ----------                    -----------

Options exercisable - December 2001                            28          256.3           3,593             396.8
Options exercisable - December 2000                            21          224.0           5,379             393.9
Options exercisable - December 1999                             4          391.4           6,171             375.1


Summarised information about share option and sharesave schemes is as follows:

                                                             OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                                      -----------------------------------  -----------------------
                                                                       Weighted  Weighted
                                                                        AVERAGE   AVERAGE                WEIGHTED
                                                                      REMAINING  EXERCISE                 AVERAGE
                                                            NUMBER     CONTRACT     PRICE       NUMBER   EXERCISE
                                                       OUTSTANDING         LIFE    (PENCE   EXERCISABLE     PRICE
RANGE OF EXERCISE PRICES (PENCE PER SHARE)                  (000'S)      (YEARS)      PER        (000'S)   (PENCE
                                                                                    SHARE)              PER SHARE)
                                                      -----------------------------------  -----------------------
Sharesave Schemes
-----------------
224.0 - 265.0                                                2,493         1.30     236.7           28      256.3
265.1 - 425.0                                                2,669         3.52     376.1           --         --
                                                       ------------                         -----------
                                                             5,162         2.45     308.7           28      256.3
                                                       ------------                         -----------
Share Option Schemes
--------------------
277.25 - 331.24                                                421         2.02     291.4          421      291.4
331.25 - 397.8                                               1,162         3.19     356.8        1,162      356.8
397.9 - 482.6                                                2,010         2.29     442.2        2,010      442.2
                                                       ------------                         -----------
                                                             3,593         2.55     396.8        3,593      396.8
                                                       ------------                         -----------

                                                                     SCHEDULE II
                                                                     -----------
                                   HANSON PLC
                        VALUATION AND QUALIFYING ACCOUNTS
                          (POUNDS STERLING - MILLIONS)


                                                                             ADDITIONS
                                                               BALANCE AT   CHARGED TO                  BALANCE AT
                                                             BEGINNING OF    COSTS AND    DEDUCTIONS        END OF
                                                                   PERIOD     EXPENSES           (A)        PERIOD
                                                             ------------- ------------ ------------- -------------
Allowances for doubtful accounts
For the year ended December 31, 2001                                17.4          10.6         (2.6)         25.4
For the year ended December 31, 2000                                15.5           4.1         (2.2)         17.4
For the year ended December 31, 1999                                15.7           1.6         (1.8)         15.5

--------------

(a) Represents the excess of amounts written off over recoveries and subsidiaries disposed.