Form 20-F
period 2002-12-31
HANSON PLC
filed 2003-03-11
CIK 797655

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number 1-9216

HANSON PLC

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

1 Grosvenor Place

London SW1X 7JH, England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of £2 each	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of £2 each.	736,968,849

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES  ☒  NO  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ITEM 17  ☐  ITEM 18  ☒

Responses to Items 1, 2, 3B, 3C, 9B, 9D, 9E, 9F, 10A, 10F, 10G and 12 are only required in Securities Act filings in connection with offerings.

*	The registrant has responded to Item 18 in lieu of responding to this Item.

As used in this Annual Report, “Hanson” and the “Company” refer collectively to Hanson PLC and its consolidated subsidiaries except as the context otherwise requires.

Solely for the convenience of the reader, this Annual Report contains translations of certain amounts in pounds sterling (“£”) or pence (“p”) (1p is equivalent to 1/100 of £1) into US dollars (“US dollars” or “$”) or cents (“c”). The translations of pounds sterling and pence to US dollars and cents appearing in this Annual Report have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date of the information so translated. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. On March 7, 2003 the Noon Buying Rate was $1.60 per £1. For additional information on exchange rates between the pound sterling and the US dollar, see “Exchange Rates” in Item 3A “Selected Financial Data” of this Annual Report.

Each of Hanson, Hanson Building Materials America, Hanson Building Materials Europe, Hanson Australia and Hanson Pacific (as such expressions are referred to in this Annual Report) is either a holding company or divisional entity, and does not itself carry out any of the business activities described under Item 4B “Business Overview” of this Annual Report.

The market, industry and product segment data contained in this Annual Report have been taken from industry and other sources available to Hanson in the relevant jurisdictions and, in some cases, adjusted based on relevant management’s knowledge of the industry. Hanson has not independently verified any third-party market information. Similarly, while Hanson believes its internal estimates are reliable, they have not been verified by independent sources.

Some of the information included in this Annual Report, including documents incorporated by reference, are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results and developments to differ materially from future results and developments expressed or implied by such forward-looking statements, including those set out or referred to in Item 3D “Risk Factors” of this Annual Report. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral and electronic forward-looking statements attributable to Hanson or persons acting on behalf of Hanson are expressly qualified in their entirety by this cautionary statement.

PART I

Item 3 KEY INFORMATION

Item 3A Selected Financial Data

The consolidated financial statements of Hanson appearing in this Annual Report (the “Consolidated Financial Statements”) are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). UK GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). The significant differences between UK GAAP and US GAAP relevant to Hanson are set out in Note 26 of the Notes to Consolidated Financial Statements.

The selected financial data set forth below as of December 31, 2001 and 2002 and for each of the three fiscal years in the period ended December 31, 2002 are derived from the Consolidated Financial Statements included elsewhere in this Annual Report, which have been audited by Ernst & Young LLP, Hanson’s independent auditors. These selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected financial data as of December 31, 2000 and as of and for the two fiscal years in the period ended December 31, 1999 have been derived from Hanson’s consolidated financial statements not included herein, which have also been audited by Ernst & Young LLP.

Consolidated Profit and Loss Account Data

	Year Ended December 31
	2002		2001		2000		1999		1998
	(Pounds Sterling – Millions, except per Ordinary Share amounts)
Amounts in accordance with UK GAAP:
Turnover – group and share of joint ventures and associates	4,000.5		4,179.4		3,417.0		1,993.7		1,893.5
Turnover – group excluding share of joint ventures and associates	3,648.9		3,823.7		3,136.1		1,920.5		1,825.2
Profit on ordinary activities before taxation	273.7		275.4		307.2		316.4		180.1
Profit available for appropriation (net income)	187.4		278.8		236.4		302.2		338.5
Per Ordinary Share:
Basic profit after taxation	25.4	p	37.9	p	33.4	p	46.4	p	51.9	p
Diluted (1)	25.4	p	37.8	p	33.3	p	46.1	p	51.7	p
Amounts in accordance with US GAAP:
Turnover from continuing operations	3,953.7		3,963.5		3,083.5		1,778.2		1,445.8
Net (loss)/income before taxation	(559.7)		301.1		333.7		312.3		265.5
Continuing operations – net income	280.0		437.9		243.5		315.0		31.0
Discontinued operations – profit from operations	1.6		16.2		13.2		2.9		334.1
Discontinued operations – loss on disposals	(9.8)		(151.8)		—		—		—

Income before cumulative effect of a change in accounting principle	271.8		302.3		256.7		317.9		365.1
Cumulative effect of a change in accounting principles	(900.4)		—		—		—		—

Net (loss)/income available for appropriation	(628.6)		302.3		256.7		317.9		365.1

Per Ordinary Share (1):
Basic – income from continuing operations	38.0	p	59.5	p	34.3	p	48.4	p	4.8	p
Basic – (loss)/ income from discontinued operations	(1.1	)p	(18.4	)p	1.9	p	0.4	p	51.2	p

Basic – income before cumulative effect of a change in accounting people	36.9	p	41.1	p	36.2	p	48.8	p	56.0	p
Basic – cumulative effect of a change in accounting principle	(122.3	)p	—		—		—		—

Basic – net (loss)/income (2)	(85.4	)p	41.1	p	36.2	p	48.8	p	56.0	p

Diluted – income from continuing operations	38.0	p	59.4	p	34.2	p	48.0	p	4.7	p
Diluted – (loss)/income from discontinued operations	(1.1	)p	(18.4	)p	1.9	p	0.4	p	51.1	p

Diluted – income before cumulative effect of a change in accounting principle	36.9	p	41.0	p	36.1	p	48.4	p	55.8	p

Diluted – cumulative effect of a change in accounting principle	(122.1	)p	—		—		—		—

Diluted – net (loss)/income (2)	(85.2	)p	41.0	p	36.1	p	48.4	p	55.8	p

Consolidated Balance Sheet Data

	As at December 31
	2002	2001	2000	1999	1998
	(Pounds Sterling—Millions)
Amounts in accordance with UK GAAP (3):
Total assets	6,797.4	7,053.2	7,415.4	5,212.6	4,654.3
Long-term debt	972.3	1,599.3	1,634.1	1,005.7	1,007.0
Share capital	1,473.9	1,471.8	1,470.3	1,304.0	1,303.4
Shareholders’ funds	2,660.2	2,720.8	2,420.6	1,847.0	1,592.3

Amounts in accordance with US GAAP (restated):
Total assets	7,082.2	8,436.3	8,854.7	6,459.0	5,913.9
Long-term debt	972.3	1,599.3	1,634.1	1,005.7	1,007.0
Share capital	1,473.9	1,471.8	1,470.3	1,304.0	1,303.4
Shareholders’ equity	2,605.8	3,556.5	3,369.0	2,733.2	2,520.6

(1)	Based on the following adjusted weighted average Ordinary Shares outstanding: 738 million (2002), 738 million (2001), 711 million (2000), 656 million (1999) and 654 million (1998).

(2)	The US GAAP basic and diluted earnings available for appropriation data for fiscal 2002 are calculated after deducting an amount of £900.4 million in respect of the cumulative effect of adoption of Statement of Financial Accounting Standard 142 “Goodwill and other intangible assets”. This has been recorded in fiscal 2002 as a cumulative effect of a change in accounting principle, and has reduced basic earnings per share (under US GAAP) by 122.3 pence and diluted earnings per share by 122.1 pence.

(3)	The UK GAAP balance sheet at December 31, 2001 and December 31, 2000 has been restated in accordance with FRS 12 “Provisions, contingent liabilities and contingent assets”, where amounts recoverable from insurers in respect of environmental liabilities are now separately disclosed within debtors. Previously the provisions for environmental liabilities were stated net of such amounts.

Dividends

Hanson has paid cash dividends on its ordinary shares of £2 each (“Ordinary Shares”) (including its ordinary shares of 25p each prior to their consolidation into Ordinary Shares in February 1997) in every fiscal period since 1964.

Cash dividends are paid to shareholders as of record dates that are fixed after consultation between Hanson and the London Stock Exchange. Hanson pays an interim dividend, normally in September, and a final dividend, subject to receiving shareholder approval at the Annual General Meeting (“AGM”), normally in May. Future cash dividends will be dependent upon Hanson’s earnings, financial condition and other factors.

The table below sets forth the amounts of the cash dividends in pence per Ordinary Share and translated, solely for convenience, into US cents per Ordinary Share at the Noon Buying Rate on each of the respective payment dates for such dividends, in each case net of the associated advance corporation tax (“ACT”) through to April 6, 1999, when ACT was abolished.

	1Q	2Q	3Q	4Q
	(Pence per Ordinary Share)
Year ended
December 31, 1998	—	8.00	—	4.00
Year ended
December 31, 1999	—	8.75	4.20	—
Year ended
December 31, 2000	—	9.20	4.35	—
Year ended
December 31, 2001	—	9.35	4.45	—
Year ended
December 31, 2002	—	9.55	4.55	—

In respect of dividends paid before April 5, 1999 a holder of Ordinary Shares or ADSs who was a resident of the United States for purposes of the US/UK double taxation convention relating to income and gains (the “Income Tax Convention”) was generally entitled under the Income Tax Convention and UK law to receive, in addition to any dividend received from Hanson, a payment from the UK Inland Revenue of an ACT Related Tax Credit related to that dividend, less a UK withholding of 15% of the sum of the dividend paid and such ACT Related Tax Credit. The effect of this was a net credit amounting to 6.25% of the dividend declared. Amounts in respect of the ACT Related Tax Credit (including any related withholding) paid to a US holder were dividend income to the holder for US federal income tax purposes, but were not eligible for the dividends received deduction allowed to corporations. With the abolition of ACT on April 6, 1999, no net credit arises.

The tax credit arrangements for dividend payments to a US holder from April 6, 1999 are as described in Item 10E “Taxation” of this Annual Report.

Hanson has established a dividend reinvestment programme with the Depositary for holders of its American Depositary Shares (“ADSs”). This programme is only available to registered holders of ADSs who reside in the United States or Canada. It is intended to provide holders of ADSs with a convenient and economical method of investing cash dividends and additional cash deposits in ADSs.

The following table sets forth, for each of the periods indicated, (i) the amount in pence of the sum of the declared dividend amount and any related credit (the “gross dividend”) per five Ordinary Shares or per ADS (representing five Ordinary Shares); and (ii) the gross dividend, translated, solely for convenience, into US cents at the Noon Buying Rate on each of the respective dividend payment dates since May 8, 1998.

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(Gross Dividend in Pence)				(Gross Dividend translated into US Cents) (2)
Year ended
December 31, 1998 (1)	—	50.00	—	25.00	—	82.04	—	41.84
Year ended
December 31, 1999	—	48.61	23.33	—	—	78.75	37.82	—
Year ended
December 31, 2000	—	51.11	24.17	—	—	78.05	33.84	—
Year ended
December 31, 2001	—	51.94	24.72	—	—	74.57	36.25	—
Year ended
December 31, 2002	—	53.05	25.28	—	—	77.33	39.16	—

(1)	The rate of the ACT Related Tax Credit was one fourth of the declared dividend less a withholding tax of 15% on the declared dividend and tax credit for the year ended December 31, 1998.

(2)	Fluctuations in the exchange rate between the pound sterling and the US dollar and expenses of the Depositary will have affected the US dollar amounts actually received by holders of ADSs upon conversion by the Depositary of the cash dividend received.

Exchange Rates

The following table sets forth for the periods indicated the average Noon Buying Rates in US dollars per £1 (to the nearest cent), calculated by using the average of the exchange rates on the last day of each full calendar month during the period.

Average
Year ended
December 31, 1998	1.66
Year ended
December 31, 1999	1.61
Year ended
December 31, 2000	1.51
Year ended
December 31, 2001	1.44
Year ended
December 31, 2002	1.51
Year ending
December 31, 2003 (through March 7, 2003)	1.61

The following table sets forth the high and low Noon Buying Rates for the last six months in US dollars per £1 (to the nearest cent).

	High	Low
September 2002	1.57	1.53
October 2002	1.57	1.54
November 2002	1.59	1.54
December 2002	1.61	1.56
January 2003	1.65	1.60
February 2003	1.65	1.57
March 2003 (through March 7, 2003)	1.60	1.58

Item 3D Risk Factors

Hanson’s business, financial condition and results of operations, and consequently the price of the Ordinary Shares and the amount and timing of any dividends that Hanson pays, will be influenced by a range of factors, many of which are beyond the control of Hanson and its board. The risk factors set out below and the other information in this Annual Report should be considered carefully. These risk factors are not the only ones which Hanson faces. There may be risks which are not known to the Company or which may not be material now but could turn out to be material.

Changes in economic conditions could have a material adverse effect on the level of demand for Hanson’s products.

Hanson’s performance is affected significantly by changes in economic conditions, both globally and in the particular countries in which Hanson conducts its operations, especially in the United States and the United Kingdom where Hanson has its most significant operations. The demand for Hanson’s products, which are mainly aggregates (i.e. crushed rock, sand and gravel), ready-mixed concrete, concrete products, cement, asphalt and clay bricks, is closely linked to general economic conditions in each of the territories in which Hanson operates. As a result, depressed economic conditions could have an adverse effect on demand for, and pricing of, Hanson’s products, which could result in reduced sales and reduced profits.

Changes in government policy or legislation could significantly affect Hanson’s regulatory compliance and other operating costs and Hanson’s ability to establish additional aggregates reserves.

Hanson’s performance is affected significantly by national and/or local government policy and legislation in the regions and territories in which it has operations.

Many products produced by Hanson’s operating units are subject to government regulation in various jurisdictions regarding their production and sale, and Hanson’s operating units are subject to extensive regulation by national and local agencies concerning such matters as zoning and environmental and health and safety compliance. Numerous governmental permits and approvals are required for Hanson’s operations. Hanson believes that its operating units are currently operating in substantial compliance with, or under approved variances from, various national and local regulations in all applicable jurisdictions. In the past, Hanson’s subsidiaries have made significant capital and maintenance expenditures to comply with zoning, water, air and solid and hazardous waste regulations, and these subsidiaries may be required to do so in the future.

The existence of these national and local regulations in many jurisdictions in which Hanson operates also means that it is often difficult to establish new green field aggregates reserves in areas where demand would justify the capital expenditure required.

Changes in governmental regulations and the imposition of industry related taxes such as the aggregates levy in the United Kingdom could increase Hanson’s operating costs.

Changes in government policy or legislation relating to public works expenditure could have a material adverse effect on the levels of demand for Hanson’s products.

National governments’ policies with regard to the development of transport infrastructure and housing have a significant effect on demand for Hanson’s products and, as a result, Hanson’s profitability. For instance, the US federal government has implemented TEA-21, which earmarks federal funds to be supplemented by state funds in the United States to improve the highway network. Hanson expects these funds to contribute to demand for its products in the United States, but Hanson cannot be certain as to how much, if any, of these funds will be deployed for improvements to the highway network. Fiscal 2003 is the final year of the TEA-21 highway funding programme, and whilst a new six year plan is expected, the details and funding of it are unknown at this time. Decreases in governmental funding or in the allocation of those funds for transport infrastructure and housing projects could reduce the amount of money available for spending on Hanson’s products, potentially thereby reducing sales and profits.

Hanson is subject to potential liabilities arising out of former businesses and activities.

Former and existing subsidiaries have engaged in businesses and activities, unrelated to the business and activities presently being carried on by Hanson, which give rise to bodily injury and property damage claims concerning environmental and health issues. Claims and lawsuits have been filed against these subsidiaries, either directly or as a result of indemnity obligations, relatings to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

With respect to asbestos related claims, Hanson has made estimates for the cost of resolving current and probable future asbestos claims against its US subsidiaries until 2010 and has provisions in place to cover these estimated costs, taking into account expected insurance recoveries. In establishing the provisions, Hanson has also made a number of assumptions as to the number, disease mix and jurisdiction of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims and resolution of new claims five years after receipt, the continued solvency of co-defendants and expected insurance recoveries. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims until 2010 will be an accurate prediction of the actual costs that may be incurred, and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur. In addition, Hanson expects that claims will continue to be asserted against its subsidiaries, the resolution of which will take place after 2010. In light of the above factors, the liability of Hanson’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims, both before and after 2010, might have a material adverse impact on Hanson’s financial condition, results of operations and cash flow. For further information regarding estimates made and related assumptions and factors that can affect future results, see “Legal Proceedings” in Item 8A of this Annual Report and Note 19 of the Notes to Consolidated Financial Statements.

With respect to claims involving coal by-products and chemicals, Hanson has not entered into a material settlement or been subject to a material adverse judgment since the demergers described in Item 4A “History and Development of the Company” of this Annual Report. Nevertheless, in light of the uncertainties involved in litigation and in particular in the United States, where there is the added potential for punitive damages, one or more of Hanson’s US subsidiaries may be required to participate in settlements or be subject to judgments in future, the impact of which may be material on Hanson’s financial condition, results of operations and cash flow.

Four companies into which former Hanson businesses were demerged agreed in connection with their respective demergers to indemnify Hanson against liabilities of the businesses transferred to these companies. Hanson has not incurred any liability in respect of any claim that related to the above-mentioned businesses demerged by it, any such liability being borne by the relevant demerged company without liability to Hanson. The Energy Group plc, one of the demerged companies, was acquired by TXU Corp. in 1998. In November 2002, TXU Corp. announced that several of TXU Corp.’s UK subsidiaries had been placed under the administrative process in the United Kingdom (similar to bankruptcy proceedings in the United States). On December 30, 2002, The Energy Group plc (now known as Energy Holdings (No 3) Limited) was put into liquidation due to its insolvency. The Energy Group plc will therefore be unable to fulfill its indemnification obligations to Hanson if it were required to do so. Hanson is, however, not aware of any claim against it or its subsidiaries that would give rise to an indemnity obligation on the part of The Energy Group plc.

Hanson’s acquisition strategy may be unsuccessful due to an inability to identify suitable acquisition targets and to integrate acquired companies into its business.

Hanson plans to continue making selective acquisitions to strengthen, develop and expand its existing aggregates, ready-mixed concrete, concrete products, asphalt and clay brick activities.

The successful implementation of Hanson’s acquisition strategy depends on a range of factors, including its ability to identify appropriate opportunities, complete acquisitions and achieve an acceptable rate of return from those acquisitions, including past acquisitions.

There may also be substantial challenges or delays in integrating and adding value to the businesses Hanson acquires. In addition, the costs of integration, which are not presently capable of being estimated, could be material and the projected synergies resulting from such acquisitions may not be realised. Material costs or delays in connection with the integration of the operations that Hanson acquires or the inability to realise synergies from those acquisitions could result in increased expenditure and, consequently, reduced profitability and rates of return for Hanson from such acquisitions.

Hanson operates in an extremely competitive market.

Most, if not all, of the markets in which Hanson operates are extremely competitive. The competitive environment in which Hanson operates can be significantly affected by local factors, such as the number of competitors and production capacity in the local market, the proximity of natural resources to the local market and economic conditions and product demand in the local market. The pricing policies of competitors and the entry of new competitiors in the local markets in which Hanson operates can have an adverse effect on demand for its products and on its results of operations and profitability.

Disruption to or increased costs of the supply of materials, energy and fuel to Hanson could significantly reduce Hanson’s profitability.

Hanson is a significant purchaser of materials, including cement for use in its ready-mixed concrete and concrete products operations, bitumen for use in its asphalt activities, gas and other energy supplies for use in its cement and brick manufacturing operations and fuel for the transport of its products. The non-availability of power, as recently existed in certain parts of the United States, can materially disrupt Hanson’s operations in those regions. The cost of such materials, energy and fuel fluctuates, sometimes by material amounts, and increases in the costs of such materials, energy and fuel or their non-availability, could significantly impact Hanson’s operating costs and consequently reduce profitability.

Inclement weather conditions could significantly impact levels of construction activity and hence demand for Hanson’s products.

Extended periods of inclement weather, especially periods of heavy or sustained rainfall during peak construction periods during the year, can result in a material reduction in demand for Hanson’s products at important times and consequently result in reduced revenues and profits.

Hanson is subject to risks relating to changes in exchange rates.

In the year ended December 31, 2002, approximately 73% of Hanson’s operating profit (including joint ventures and associates) was earned in currencies other than pounds sterling and a significant portion of its revenue is denominated in US dollars. At December 31, 2002, approximately 78% of Hanson’s operating capital was located outside the United Kingdom and approximately 110% of its net indebtedness was denominated in currencies other than pounds sterling.

Since Hanson’s results are reported in pounds sterling, exchange rate movements may affect Hanson’s reported profits, assets, cash and debt balances. This effect may be positive or negative depending on the nature of the actual exchange rate movement and the nature of any currency hedging instruments that Hanson has put in place. Fluctuations in exchange rates could have a material adverse effect on Hanson’s financial condition and results of operations to the extent that Hanson has not effectively hedged against those exchange rate movements.

If Hanson is characterised as a passive foreign investment company, US persons who hold Hanson’s Ordinary Shares or ADSs (“US shareholders”) may suffer adverse tax consequences.

If, for any taxable year, Hanson’s passive income, or Hanson’s assets which produce passive income, exceed specified levels, Hanson may be characterised as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterisation could result in adverse US tax consequences for Hanson’s US shareholders, which may include having gains realised on the sale of Hanson’s Ordinary Shares or ADSs treated as ordinary income, rather than as capital gains income and having potentially punitive interest charges apply to the proceeds of sales of Hanson’s Ordinary Shares or ADSs. Hanson believes it was not a PFIC for the fiscal year ended December 31, 2002. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, Hanson cannot assure US shareholders that it will not become a PFIC. In particular, depending on the composition of Hanson’s assets and other factors, including Hanson’s market capitalisation, there is a possibility that Hanson may become a PFIC for the fiscal year which commenced in January 1, 2003. For a more detailed discussion of the consequences of Hanson being classified as a PFIC, see Item 10.E “Taxation”. US shareholders are urged to consult with their own US tax advisors with respect to the US tax consequences of investing in Hanson’s Ordinary Shares or ADSs.

Item 4 INFORMATION ON THE COMPANY

Item 4A History and Development of the Company

Hanson PLC, a public limited company incorporated on November 8, 1950 in England and Wales, is a leading building materials company with operations principally in North America, the United Kingdom, continental Europe, Australia and Asia Pacific. The registered office and principal place of business of Hanson are located at 1 Grosvenor Place, London SW1X 7JH, England, and its telephone number is + 44 (0)20 7245 1245. The Ordinary Shares of Hanson are listed on the Official List of the UK Financial Services Authority and admitted to trading on the London Stock Exchange; the American Depositary Shares (“ADSs”) of Hanson (each ADS representing five Ordinary Shares) are listed on the New York Stock Exchange (the “NYSE”); and the CHESS Depositary Interests (“CDIs”) of Hanson (each CDI representing one Ordinary Share) are listed on the Australian Stock Exchange (the “ASX”). The ADSs are evidenced by American Depositary Receipts issued by Citibank, N.A. at ADR Department, Shareholder Services, PO Box 2502, Jersey City, New Jersey, 07303-2502, USA. Hanson Building Materials America, Inc., whose office is at 1333 Campus Parkway, Monmouth Shores Corporate Park, Neptune, New Jersey, 07752, USA, is Hanson’s agent in the United States with respect to the ADRs and Ordinary Shares.

Hanson’s principal operating businesses are grouped under:

Hanson Building Materials America, Inc. (“HBMA”), a leading producer of aggregates, ready-mixed and other concrete products, clay bricks and roof tiles in North America, principally the United States.

Hanson Building Materials Europe (“HBME”), a leading producer of aggregates, ready-mixed and other concrete products, asphalt and clay bricks in the United Kingdom, with a variety of aggregates, ready-mixed concrete and asphalt operations in Spain, Germany, the Czech Republic, the Netherlands, Belgium and Israel, as well as material joint venture interests in the United Kingdom in aggregates. This business group was formed at the beginning of fiscal 2002 when Hanson Quarry Products Europe and Hanson Bricks Europe, previously two separate divisions, were united in a single division.

Hanson Australia, a leading producer of aggregates and ready-mixed concrete in Australia, with material joint venture interests in cement and asphalt production and laying.

Hanson Pacific, a leading producer of a variety of aggregates, ready-mixed concrete and asphalt products in Malaysia, Hong Kong, Singapore, Thailand, China and Indonesia.

Hanson has pursued a strategy to become a focused heavy building materials company. The Company has divested a number of non-core businesses, and pursued a programme of greater capital investment and selective acquisitions to strengthen, develop and broaden the geographical spread of its aggregates, ready-mixed and other concrete products and clay brick activities. The fundamentals of Hanson’s strategy, which is reviewed annually by the board of Hanson, remain unchanged. Hanson will continue to focus on its core products of aggregates, ready-mixed concrete, concrete products and bricks; invest further capital to reduce operating costs and increase efficiency; make disciplined bolt-on acquisitions in markets with good demographics and structure; enhance its long-term mineral reserves; and improve or dispose of underperforming assets.

Hanson’s long-term strategy is to continue to grow its well-established positions in North America and the United Kingdom, while developing a larger presence in other international markets with strong long-term growth prospects. In pursuance of this strategy during fiscal 2000, Hanson acquired Pioneer International Ltd (“Pioneer”), an Australian based international heavy building materials company with operations in 17 countries, for approximately Australian $2,997 million in cash and 82.4 million Ordinary Shares, valuing the transaction at £1,543 million.

General Development of the Business

Over a period of 30 years Hanson had grown into a diversified industrial management company with fiscal 1996 turnover of approximately £12.5 billion and trading profits of approximately £1.5 billion. In December 1995 and January 1996, the board of directors of Hanson, following an evaluation of the Company’s overall performance, determined to undertake a major disposal programme to raise cash and effect the demergers as described below (collectively the “Demergers”).

On October 1, 1996, Hanson demerged its chemicals businesses through the payment of a dividend pro rata to its shareholders consisting of all the then outstanding shares of Millennium Chemicals Inc. (“Millennium”), a NYSE listed company.

On October 1, 1996, Hanson also demerged its tobacco business through the payment of a dividend pro rata to its shareholders consisting of all the then outstanding shares of Imperial Tobacco Group PLC (“Imperial”), a London Stock Exchange listed company.

On February 24, 1997, Hanson demerged its energy businesses, consisting of Eastern Group PLC (“Eastern”), the Australian coal interests of Peabody Holding Company Inc. (“Peabody”) and certain of Peabody’s US operations, through the payment of a dividend pro rata to its shareholders consisting of all the then outstanding shares of The Energy Group plc (“Energy”), a company that was listed on both the London Stock Exchange and the NYSE. On March 7, 1997 Energy acquired the remaining US operations of Peabody from Hanson. Energy was acquired by TXU Corp. in 1998.

Each of Millennium, Imperial and Energy agreed to indemnify Hanson against (inter alia) the past, present and future obligations and liabilities of the businesses transferred to it on its respective demerger while Hanson agreed to indemnify each of Millennium, Imperial and Energy against (inter alia) the past, present and future obligations of all other businesses owned or previously owned by Hanson (including the businesses transferred to the other demerged companies). In November 2002, TXU Corp. announced that several of TXU Corp.’s UK subsidiaries had been placed under the administrative process in the United Kingdom (similar to bankruptcy proceedings in the United States). On December 30, 2002, Energy (now known as Energy Holdings (No 3) Limited) was put into liquidation due to its insolvency. Energy will therefore be unable to fulfil its indemnification obligations to Hanson if it were required to do so. Hanson is, however, not aware of any claim against it or its subsidiaries that would give rise to an indemnity obligation on the part of Energy.

On February 24, 1997, immediately following the demerger of Energy, Hanson effected a consolidation (reverse stock split) of all its then existing ordinary shares of 25p each by consolidating eight of such shares into one Ordinary Share, with every eight then existing Hanson ADSs, representing 40 Hanson ordinary shares of 25p each, being consolidated into one Hanson ADS, representing five Ordinary Shares.

Post Demerger Disposals

Since the demerger of Energy, Hanson has pursued a strategy of focusing on its building materials businesses and disposing of the remaining non-core activities and investments.

During 1997, Hanson sold Hanson Electrical, a UK market leader in domestic circuit protection, wiring accessories and other electrical installation products, to Cinven for £131.8 million in April, its 32% holding in Koppers Industries, Inc., a manufacturer of coke and chemicals, for $51.4 million in October, and Hanson Bank Ltd to Ansbacher (Guernsey) Ltd for £6.4 million in December.

During 1998, Hanson’s Melody radio business was sold to Emap Radio Ltd for £25.4 million in February. This was followed by the sale in March of Grove Worldwide, a manufacturer of mobile hydraulic lift cranes, to Keystone, Inc. for $595 million. Also in March, Hanson completed the disposal of a portfolio of real estate properties for a consideration of £24.7 million in cash and the assumption of leasehold obligations by the purchaser, O & H Holdings Ltd. During April, Hanson sold its US industrial construction business to Skanska (U.S.A.), Inc. for $51.2 million and its US road paving business to Colas, Inc. for $90.3 million. In October, Air Hanson Ltd was sold to Lynton Group Ltd.

In March 1999, Hanson announced the sale of its 23.8% investment in Westralian Sands Ltd, a mineral sands company listed on the ASX, for aggregate net cash proceeds of Australian $224.3 million (£87 million).

During 2000, Hanson completed in March the sale of a 19.95% interest in Goldfields Ltd, a gold mining company listed on the ASX, for a consideration of approximately Australian $41 million (£15.8 million), leaving Hanson with an approximate 8% interest in that company, which was itself sold later during the year for an aggregate consideration of Australian $19.5 million (£7.6 million). In October, the gas meter operations of the UGI group were sold for £6.1 million to a subsidiary of Invensys plc. In December, Hanson announced the sale of its waste disposal business to Waste Recycling Group plc for £185 million in cash. Completion of that transaction took place on January 31, 2001.

In addition to the above disposals of non-core activities, in the second half of fiscal 2000, in accordance with the requirements of the Office of Fair Trading in the United Kingdom as a condition to its approval of the Pioneer acquisition, Hanson was required to dispose of two aggregates quarries, 25 ready-mixed concrete plants and three asphalt plants in the United Kingdom which were sold in separate transactions to the Tarmac group, RMC Group plc and Brinklow Quarry Ltd for an aggregate consideration of £15.4 million. Also in June 2000, Hanson’s Acme Materials and Construction Company, an integrated producer and supplier of aggregates, asphalt, ready-mixed concrete and road construction services located in eastern Washington and western Idaho in the United States, was sold to a subsidiary of CRH Group plc for $36.6 million.

During 2001, Hanson disposed of a number of under-performing operations contained within its building materials business, including its aggregates operations in Utah and Las Vegas in the United States for sale proceeds of $24.9 million and $19.6 million respectively; its roof tile business in Australia for Australian $16 million (£6.4 million); and various ready-mixed concrete plants in Spain and Germany.

During 2002, Hanson announced in February that it had agreed to sell its Continental European brick operations located in the Netherlands, Belgium, Germany, France and Poland to Wienerberger AG for £39.3 million, subject to the receipt of appropriate regulatory approvals. Completion of the transaction took place on April 22, 2002. Hanson also sold for an aggregate consideration of over £3 million its ready-mixed concrete operations in the Philippines in March and its Texas haulage business, Aggregate Haulers, in April. In December 2002, Hanson announced the sale of its 50% interest in North Texas Cement Company for a consideration of $125.4 million, which then closed in January 2003. Also at the end of fiscal 2002, Hanson and its joint venture partner entered into a contract for the sale of their ready-mixed concrete plants in India, which completed in February 2003. In fiscal 2002, Hanson and CSR Ltd announced their intention to merge their interests in Australian Cement Holdings with Queensland Cement Ltd (a subsidiary of Holcim Ltd), with each of Hanson and CSR Ltd to receive a 25% interest in the merged entity. The arrangement is subject to formal contracts and additional due diligence.

Post Demerger Acquisitions

Since the demerger of Energy, Hanson has not only acquired Pioneer, but also made a significant number of bolt-on acquisitions to Hanson’s existing building materials businesses have been made, which are listed below.

Acquisitions since the demerger of Energy in February 1997

Calendar Year	Geographical Region
1997	US	Concrete Pipe and Products Company for $128 million
	UK	Walkers Ready Mix Concrete Ltd for £0.3 million
	UK	Rossington Aggregates Ltd for £2.1 million
	UK	Assets of Brevmoor Wharf for £6.2 million
	UK	Investment in 49.99% of Midland Quarry Products Ltd for £15 million

1998	US	H.G. Fenton Material Company for $87.5 million
	US	Becker Minerals Inc. for $80.5 million
	US	Condux Corporation for $68.8 million
	US	Nelson Holding Company for $37.6 million
	US	50% of Gifford-Hill-American Holdings, Inc. not already owned for $24.2 million
	UK	Pinden Ltd for £6.4 million
	UK	Seagoe Concrete Ltd for £3.5 million
	UK	Assets of T&G Concrete, Stockton Premix, Greenwaste Services and Acorn Premix for an aggregate consideration of £2.2 million

1999	Canada	Locpipe Inc. for $11 million
	Canada/US	Jannock Brick group for £177.1 million
	US	Greenwood quarry for $3.7 million
	US	Tidewater Sand and Gravel, Inc. for $44.1 million
	US	Opelika quarry for $7.9 million
	US	United Spancrete Products Corporation for $12.3 million
	US	Gainesville Limestone Products, Georgia and Conners Crushed Stone, Texas for an aggregate consideration of $10.5 million
	US	B.R. DeWitt and Superior Products Company for an aggregate consideration of $71.3 million
	US	Olin Jones Sand Co., Jones Sand Co. and Brewer Sand Co., Inc. for an aggregate consideration of $55.2 million
	UK	FC Precast Concrete Ltd for £3.4 million
	UK	50% of Coln Gravel Ltd not already owned for £1.4 million
	UK	Albion Concrete Ltd for £1.2 million
	UK	Brindister, Gamble Waste, Ashridge Concrete and Garrick quarries, ready-mixed and recycling operations for an aggregate consideration of £4 million
	Germany	75% of the issued capital of RENA GmbH for £6.7 million
	Holland/ Germany	Boral group for £44.7 million

	Malaysia	Tanah Raya group for £16.8 million
	Malaysia	Guthrie quarry for £5.7 million
	Singapore	Highway International Pte Ltd for £9.1 million
	Singapore	Rite-Mix Pte Ltd for £6.1 million
	Singapore	Concrete Innovators Co. Ltd for £2.7 million
	Philippines/Malaysia	Other minor acquisitions £1.7 million

2000	US	Joelson Taylor Concrete Products, Cincinnati Concrete Pipes and Milan Concrete Products for an aggregate consideration of $135.9 million
	US	Tufco Ready Mix and Aggrock Quarries Inc. for an aggregate consideration of $18.9 million
	US	Pacific International Pipe Enterprises, Inc. for $30 million
	US	Rogers Group Inc. asset swap valued at $35 million
	US	Davon, Inc. for $100 million
	UK	Birchwood Concrete Products Ltd and Birchwood Omnia (Birchwood) Ltd for £8.5 million
	UK	Selected former Tarmac group aggregates assets for £33.5 million
	Poland	Boral Polska for £13.6 million
	Germany	ROBA Baustoff GmbH for £4.8 million
	Singapore	Megastone for £0.9 million
	Australia	Pioneer for £1,543 million

2001	Canada	Centennial Pipe and Products, Inc. for £41.1 million
	Mexico	50% interest in Piedras y Arenas Baja S de RL de CV for £17.3 million
	UK	Recycling and demolition business of John Mould for £6.7 million
	UK	51% interest in Thermaliner Insulation Systems Ltd for £3.4 million
	Spain	Gabezo Gordo quarrying assets in Murcia for £5.2 million
	Malaysia	50% interest in the aggregates and asphalt joint venture with the Sunway Holdings group not already owned for £36.7 million

2002	US	Oregon concrete pipe and related assets for $7.7 million
	US	Choctaw Inc. for a total of $137.4 million
	US	Asphalt batch plant in New York for $3.5 million
	UK	Small Lots (Mix-It) Limited and the business of Marshalls Flooring and Red Bank Manufacturing Company for an aggregate consideration of £28.1 million
	Spain	Four aggregates and sand and gravel quarries for £19 million
	Czech Republic	Lafarge Kamenivo s.r.o. for £2.4 million
	Malaysia	50% interest in the ready-mixed joint venture with an associate of the Sunway Holdings group not already owned for £2.1 million

A number of these acquisitions are described in more detail under Item 4B “Business Overview” of this Annual Report and the material acquisitions made in fiscal 2001 and fiscal 2002 are also referred to under Item 5A “Operating Results” of this Annual Report.

Although acquisitions have played a significant part in the growth of the Company since the final demerger in February 1997, significant capital expenditures have also been made in both new and replacement plant and equipment with an aggregate cost of over £850 million during the period to December 31, 2002. Over half of this sum has been spent in North America. Capital expenditures have been financed out of group cash flow and existing bank and other credit facilities.

Item 4B Business Overview

The following table shows, for each of Hanson’s last three fiscal years, profit on ordinary activities (before taxation and exceptional items) and turnover (net of inter-company transactions, which were not material) attributable to each of its principal continuing and other business segments and each geographical region, together with similar information regarding Hanson’s discontinued operations.

	Year ended December 31,
	2001 Profit Turnover		2000 Profit Turnover		2002 Profit Turnover
	(Pounds Sterling – Millions)
Hanson Building Materials America
Aggregates	135.7	1,154.7	175.6	1,285.3	153.8	953.2
Pipe and Products	92.5	436.1	97.2	418.3	73.8	336.4
Brick and Tile	33.9	233.4	32.6	241.2	29.8	197.8

	262.1	1,824.2	305.4	1,944.8	257.4	1,487.4
Hanson Building Materials Europe
European Aggregates	109.1	1,184.2	101.5	1,128.1	84.2	900.5
UK Building Products	36.3	267.6	30.9	243.2	34.8	217.8

	145.4	1,451.8	132.4	1,371.3	119.0	1,118.3
Hanson Australia	24.7	442.3	4.6	379.7	16.5	286.3
Hanson Pacific	4.4	235.4	10.8	267.7	8.7	191.5

	436.6	3,953.7	453.2	3,963.5	401.6	3,083.5
Property and other income	11.6	—	20.6	—	9.1	—
Central expenses	(18.0)	—	(17.5)	—	(18.1)	—
Discontinued operations	3.1	46.8	7.2	215.9	24.7	333.5

	433.3	4,000.5	463.5	4,179.4	417.3	3,417.0
Operating exceptional items
Goodwill impaired previously written off to reserves	—	—	(88.8)	—	—	—
Other exceptional items	(87.6)	—	(102.5)	—	(22.7)	—

	345.7	4,000.5	272.2	4,179.4	394.6	3,417.0

Non operation exceptional items	11.0		115.7		11.3
Net interest (expense)	(83.0)		(112.5)		(98.7)

Pre-tax profit	273.7		275.4		307.2

By Geographical Region (a)

	Year ended December 31,
	2002 Profit Turnover		2001 Profit Turnover		2000 Profit Turnover
	(Pounds Sterling–Millions)
United Kingdom	117.0	1,148.3	116.7	1,059.1	99.1	899.8
Continental Europe	19.5	303.5	19.2	312.2	5.6	218.5
North America	262.6	1,824.2	305.0	1,944.8	262.7	1,487.4
Australia	26.7	442.3	4.6	379.7	16.5	286.3
Asia	4.4	235.4	10.8	267.7	8.7	191.5
Discontinued	3.1	46.8	7.2	215.9	24.7	333.5
Operating exceptional items	(87.6)	—	(191.3)	—	(22.7)	—

Operating profit and turnover	345.7	4,000.5	272.2	4,179.4	394.6	3,417.0

(a)	The analysis of turnover shows the geographical segments from which products are supplied. This also represents the analysis of turnover by geographical destination. The analysis of profit is stated after including property, other income and central expenses.

Hanson Building Materials America, Inc. (“HBMA”)

HBMA has a broad presence across North America, operating in 27 states of the United States, as well as within Mexico and the Canadian provinces of Ontario and Quebec. In the United States, HBMA one of the largest producer of construction aggregates, ready-mixed concrete, concrete pipes and precast products, and clay bricks. In total, HBMA operates approximately 200 aggregates quarries, 144 ready-mixed concrete operations and 34 asphalt plants. HBMA has a substantial presence in aggregates in a number of key areas such as Dallas-Fort Worth, San Diego County, the San Francisco Bay area (including bay-dredged aggregates) and in parts of Arizona, North and South Carolina, New York, Pennsylvania and certain mid-western states. HBMA also owns the Permanente cement plant in northern California. In addition to the above, HBMA has approximately 26 recycling/landfill operations.

HBMA is organised into five operating groups, Hanson Aggregates East, Hanson Aggregates Central, Hanson Aggregates West, Hanson Pipe and Products and Hanson Brick and Tile. Through its aggregates divisions, HBMA controls, by ownership or long-term lease, over eight billion tons of aggregates reserves. Customers are primarily from the public and private works sectors of the construction and building materials industry, while a portion of the output is consumed internally in the production of down-stream products such as ready-mixed concrete and asphalt. As at December 31, 2002, HBMA (including joint ventures and associates), employed approximately 12,000 people, of whom approximately 11,000 were engaged in manufacturing and operating activities, while the balance were engaged in sales, distribution, corporate and administrative activities. Approximately 3,000 of these employees were salaried and approximately 9,000 were hourly paid.

Hanson Aggregates East, headquartered in Morrisville, North Carolina, operates in 11 states and in fiscal 2002 produced over 74 million tons of aggregates, over two million tons of asphalt and over 600,000 cubic yards of ready-mixed concrete.

Hanson Aggregates Central, headquartered in Dallas, Texas, operates in six states and in fiscal 2002 produced over 34 million tons of aggregates and over six million cubic yards of ready-mixed concrete. At the end of fiscal 2002, HBMA entered into an agreement to sell its 50% interest in North Texas Cement Company, which was part of the Hanson Aggregates Central division, to its joint venture partner for $125 million. The sale completed in the early part of fiscal 2003.

Hanson Aggregates West, headquartered in San Ramon, California, operates in two states and in fiscal 2002 produced over 25 million tons of aggregates, over one million tons of asphalt and over three million cubic yards of ready-mixed concrete. Within Hanson Aggregates West are the Permanente cement plant, the largest cement producer in northern California producing over one million tons of cement, and cement distribution facilities in Guam and Saipan. Late in fiscal 2001, Hanson entered into a joint venture with Grupo Amaya Curicel, S.A. de C.V. to produce aggregates in Ensenada, Mexico and to export these aggregates to California.

Hanson Pipe and Products, headquartered in Dallas, Texas, is one of the largest producers of concrete products (including concrete pipes and precast concrete products) in the United States. It now has 93 production facilities in North America and sold over 3.5 million tons of concrete products in fiscal 2002. At the end of fiscal 2001, Centennial Pipe and Products, Inc., which manufactures concrete pipes and manholes from three plants in Ontario, Canada, was acquired for Canadian $94.5 million (£41.1 million), including Canadian $6 million in cash. In April 2002, the division’s interests in the north western United States were expanded with the acquisition of a pipe plant in Oregon from CSR Ltd for $7.7 million. In May 2002, Pipe and Products acquired Choctaw Inc., the leading manufacturer of concrete pipe and related drainage products in the southern United States, with 17 production facilities serving Alabama, Arkansas, Louisiana, Mississippi and Tennessee.

On May 14, 1999, HBMA completed the acquisition of the North American brick group of Jannock Ltd (“Jannock”), free of debt, for Canadian $413 million (£177.1 million). Jannock constitutes the fifth of HBMA’s operating groups, Hanson Brick and Tile. HBMA is one of the largest producers of clay bricks in North America. From a total of 22 factories in Ontario and Quebec in Canada and in the Carolinas, Texas, Michigan and Kentucky in the United States over 1.3 billion bricks were sold in fiscal 2002. HBMA controls, by ownership or long-term lease, over 137 million tons of clay and shale reserves, which at current production represents around 50 years’ supply. Through the acquisition of Pioneer, Hanson acquired six roof tile plants in Florida, California and Arizona, which now form part of this division.

Hanson Building Materials Europe (“HBME”)

HBME was formed in January 2002 when Hanson Quarry Products Europe and Hanson Bricks Europe were united into one entity forming the European Aggregates division and, with effect from August 2002, a new UK Building Products division consisting of the UK brick and concrete product operations.

Throughout Europe (including Israel), the European Aggregates division of HBME now has just under 150 aggregates quarries and over 350 ready-mixed concrete plants, as well as over 50 asphalt plants, of which approximately 110 quarries, approximately 250 ready-mixed concrete plants and the majority of the asphalt plants are located in the United Kingdom. Supplementing its aggregates quarries is HBME’s marine fleet of 11 owned dredgers, which, together with its 50% stake in United Marine Holdings Ltd, a company operating four dredgers and which became part of HBME through the acquisition of Pioneer, gives HBME an interest in 35 wharves, of which 27 are in the United Kingdom and the majority of the remainder in Belgium. Through its wharves and a network of over 20 depots in the United Kingdom, HBME is able to supply areas of greatest demand and where local aggregates are not readily available. Major customers include civil engineering contractors, steel producers and the agricultural industry. HBME’s ability to serve its markets is enhanced by its strong reserve position.

HBME employs over 8,000 people, of whom approximately 7,200 are in the United Kingdom and of whom approximately 50% are salaried and 50% are hourly paid (who are represented by unions, principally the Transport & General Workers Union and the General Municipal and Boilermakers Union).

HBME is the United Kingdom’s largest producers of aggregates, ready-mixed concrete, concrete pipes and concrete blocks and the UK market leader in sea-dredged aggregates. With the acquisition of Pioneer, HBME not only increased the size of its operations in the United Kingdom, the Netherlands and Germany, but also acquired operations in several new territories, including a leading position in aggregates in Spain and the number two aggregates producer in Israel, as well as operations in the Czech Republic. During fiscal 2000, HBME also acquired 12 aggregates quarries from the Tarmac group which strengthened its position in the north of England and Wales. The Spanish business was expanded with the acquisition of aggregates quarrying assets near Murcia and Alicante for £5.2 million in fiscal 2001 and again in fiscal 2002 with the acquisition of two limestone quarries near Madrid and two sand and gravel operations near Valladolid for an aggregate sum of £19 million. The Czech Republic business was also expanded in fiscal 2002 with the acquisition of an additional two quarries for £2.4 million. In addition, HBME significantly increased its bagged aggregates operations in July 2002 with the acquisition of Small Lots (Mix-It) Limited. HBME is also a partner in a number of joint venture companies in the United Kingdom, the most significant of which are with the Tarmac group through Midland Quarry Products Ltd and United Marine Holdings Ltd.

In fiscal 2002, the European Aggregates division produced over 65 million tonnes of aggregates, five million tonnes of asphalt and over 12 million cubic metres of ready-mixed concrete. Under a quarter of HBME’s aggregates production is processed further into ready-mixed concrete (produced in the United Kingdom under the name Premixñ), asphalt and precast concrete products. HBME also produces an extensive range of specialised products including silica sand for glass making, rock armour stone for sea defence work, burnt lime for the steel industry as well as agricultural lime and natural stone masonry.

Hanson Recycling, a UK division of HBME set up in 1998 to specialise in sourcing and supplying recycled construction aggregates and not included in the sale of HBME’s waste management operation to Waste Recycling Group plc for £185 million in cash on January 31, 2001, continued its expansion during fiscal 2001 with the acquisition in April of the John Mould recycling and demolition business for £6.7 million. Hanson Recycling now has an interest in 11 recycling plants. During fiscal 2002 the activities of the Hanson Recycling division were integrated into the European Aggregates division.

As well as being a materials producer, HBME, through Hanson Construction Projects, is also a specialist road surfacing contractor, being supplied from HBME’s aggregates quarries and asphalt plants, for the construction of the road network in the United Kingdom.

The UK Building Products division was formed in August 2002 by combining HBME’s UK bricks and concrete products businesses, following completion of the sale on April 22, 2002 of the Continental European brick business to Wienerberger AG for a cash consideration of Euro 64.5 million (£39.3 million). The Continental European brick business consisted of 24 brick manufacturing plants in northern Europe, of which the majority were in the Netherlands and Belgium, with the remainder in Germany, Poland and France.

UK Building Products’ brick operation is the second largest producer of clay bricks in the United Kingdom. It operates from 15 factories and has the capacity to produce over one billion bricks per annum. UK Building Products markets four brands: London, Kempston, Butterley and Desimpel, and the product range represents over 150 different types of brick. In the United Kingdom, bricks are classified into two categories, fletton and non-fletton, depending on the raw material used in their manufacture. UK Building Products is the only manufacturer of fletton bricks, which are made by the press moulding of high fuel content Oxford clay. Fletton bricks are sold under the London brand, which is aimed principally at the refurbishment and improvement market. At current rates of production, UK Building Products’ fletton clay reserves equate to approximately 50 years’ production. The Kempston brand consists of a range of extruded bricks produced at a number of factories and is targeted at the housing and specification markets. The Butterley brand uses a wide variety of raw materials and processes and provides a large range of facing bricks, pavers and specials for housing and architectural specification work. At current rates of production, UK Building Products’ non-fletton reserves equate to approximately 35 years’ production. As part of the arrangements for the sale of the Continental European brick operations, a long term supply agreement has been agreed with Wienerberger AG for the supply of Desimpel bricks to UK Building Products. The Desimpel brand consists of top quality bricks (including soft-mud bricks) manufactured in Belgium, the Netherlands and France and imported into the United Kingdom at strategic locations. This has widened the choice of bricks available in the United Kingdom and has opened up a valuable niche market.

UK Building Products expanded its own UK soft-mud brick capacity in fiscal 2002 with the acquisition of a factory in the Midlands from Red Bank Manufacturing Company that produces 17 million bricks per annum and has the capacity to increase output.

From 21 factories throughout the United Kingdom, UK Building Products’ concrete products operations supply concrete pipes, manholes, concrete blocks and ancillary products. During fiscal 2000, Hanson UK Building Products expanded its product range into concrete flooring products with its acquisition of Birchwood Concrete Products and Birchwood Omnia, and further strengthened its position in this market with the acquisition of Marshalls Flooring in fiscal 2002.

Hanson Australia

With the acquisition of Pioneer, Hanson became a leading supplier of construction materials in Australia focused on ready-mixed concrete (over 220 plants) and aggregates (45 quarries). Hanson Australia (trading as Pioneer) has national coverage in Australia with a presence in every metropolitan and major regional centre. During fiscal 2002, Hanson Australia’s operations produced over 18 million tonnes of aggregates and almost five million cubic metres of ready-mixed concrete. Hanson Australia sold its roof tiles business in November 2001 to Bristile for Australian $16 million (£6.4 million), leaving Hanson Australia with a small remaining masonry products business in Queensland, as well as a small landfill business operating in Victoria and, through a joint venture, in Western Australia.

Hanson Australia’s major interests outside ready-mixed concrete and aggregates quarries include its 50% share in various joint venture companies, the three most significant of which are Australian Cement Holdings Pty Ltd (“ACH”), jointly owned with CSR Ltd, which operates cement plants in New South Wales and Tasmania capable of producing over 1.2 million tonnes of cement annually; Pioneer Road Services Pty Ltd, jointly owned with Shell, a national asphalt and contracting business capable of producing over 1.2 million tonnes of asphalt annually; and Metromix Pty Ltd, a ready-mixed joint venture with CSR Ltd, with eight ready-mixed concrete plants. Including employees in joint venture arrangements and associates Hanson Australia employs over 3,800 people across Australia.

In November 2002, Hanson and CSR Ltd announced their intention to merge their interest in ACH with Queensland Cement Ltd (“QCL”), a wholly owned subsidiary of Holcim Ltd, to create the leading cement manufacturer in Australia with over 3 million tonnes of capacity. Each of Hanson and CSR Ltd will have a 25% interest and Holcim Ltd, a 50% interest, in the joint venture. The arrangement is subject to formal contracts, and additional due diligence.

Hanson Pacific

As part of its strategy to diversify its geographical presence, Hanson, during fiscal 1999, acquired through various transactions six aggregates quarries, six ready-mixed concrete plants and three asphalt plants in Malaysia and concrete products, ready-mixed concrete and asphalt businesses in Singapore.

The Pioneer acquisition provided a significant increase in scale and spread for Hanson Pacific. Hanson Pacific now has operations in six countries in Asia, covering China, Hong Kong, Malaysia, Singapore, Indonesia and Thailand, with one of the leading positions in aggregates and ready-mixed concrete in Hong Kong and Malaysia and in asphalt in Malaysia and Singapore constituting the major part of the Hanson Pacific division. In fiscal 2002 Hanson Pacific produced almost 17 million tonnes of aggregates, over three million tonnes of asphalt and over 5.5 million cubic metres of ready-mixed concrete. At the end of fiscal 2002, Hanson Pacific had entered into an agreement to sell its 50% interest in its small ready-mix concrete joint venture in India. The sale completed in February 2003.

In Hong Kong and China, Hanson Pacific operates four aggregates quarries and 12 ready-mixed concrete plants, employing approximately 670 people. In Singapore, Hanson Pacific operates five ready-mixed concrete plants, two asphalt plants and one concrete products plant and employs over 250 people. In Malaysia, following the acquisition by Hanson Pacific in April 2001 of the 50% of the aggregates and asphalt joint venture with the Sunway Holdings group which it did not previously own for £36.7 million, Hanson Pacific operates 20 quarries and 19 asphalt plants. Hanson Pacific also had a 50% interest in a ready-mixed concrete joint venture arrangement in Malaysia with an associated company of the Sunway Holdings group. In May 2002, Hanson entered into an agreement to acquire the 50% interest in the ready-mixed concrete joint venture not already owned by it for a sum of £2.1 million, and completion of the agreement took place in August 2002. Hanson Pacific now owns 59 ready-mixed concrete plants throughout Malaysia. Hanson Pacific employs over 1,500 people in Malaysia. With four aggregates quarries and over 30 ready-mixed concrete plants in the remaining countries in this division, Hanson Pacific employs over 1,400 people.

Discontinued Operations

The completion of the sale of the Continental European brick operations took place in April 2002 for £39.3 million. During fiscal 2002, HBMA also disposed of Aggregate Haulers for £3.3 million in April, an asphalt batch plant in New York in September for £2.4 million and a ready-mixed concrete and aggregates operation in Minnesota in December for £4.0 million. The Company’s 50% interest in North Texas Cement Company was sold for £78.8 million on January 3, 2003.

The completion of the £185.0 million sale of the waste management division of HBME took place in January 2001. In fiscal 2001, waste management contributed turnover of £6.8 million and operating profit of £0.6 million. In fiscal 2000, waste management contributed turnover of £74.7 million and operating profit of £13.0 million. In May 2001, HBMA sold its quarrying operations in Utah for £17.3 million. In fiscal 2000 these operations contributed turnover and operating profit of £16.3 million and £0.8 million respectively. In September 2001, HBMA sold its quarrying operations in Las Vegas for £13.6 million. In fiscal 2000, these operations contributed turnover of £42.9 million and an operating loss of £1.8 million. Other operations, which includes the investment in Pioneer Roof Tiles, were sold for an aggregate consideration of £10.7 million in fiscal 2001. These operations contributed turnover of £17.2 million and operating profit of £0.7 million in fiscal 2000.

Joint Ventures and Associates

At the end of fiscal 2002, Hanson had interests in a number of privately held companies, the principal ones being Midland Quarry Products Ltd (“Midland Quarry Products”) and United Marine Holdings Ltd (“UMH”) in the United Kingdom; Campbell Concrete & Materials LP (“Campbell”) and Piedras y Arenas Baja S. de R.L. de C.V. (“PAB”) in North America; and Australian Cement Holdings Pty Ltd (“ACH”), Pioneer Road Services Pty Ltd (“Pioneer Road Services”) and Metromix Pty Ltd (“Metromix”) in Australia. A brief description of each of these companies is set out below.

Midland Quarry Products

Midland Quarry Products, a UK company in which Hanson held a 49.99% interest at December 31, 2002, is a joint venture arrangement with the Tarmac group. In December 1996, HQPE and Tarmac Quarry Products Ltd merged their respective hardstone quarrying and asphalt manufacturing operations in the English midlands, creating a significant business in this area. Three Hanson representatives currently serve on Midland Quarry Products’ six member board of directors.

UMH

UMH, a UK company in which Hanson holds a 50% interest at December 31, 2002, is a joint venture with the Tarmac group, which operates four dredgers and a number of wharves either directly or through joint ventures, selling sand and gravel predominantly to the UK market. Three Hanson representatives currently sit on the six member board of directors.

Campbell

Campbell is a 50% partnership based in Texas with Constar Inc., a Heidelberger Zement AG company. Its principal activity is the manufacture and distribution of ready-mixed concrete from 24 facilities in Texas. Additionally, it operates 12 stabilised base plants in the Houston market and produces sand and gravel from two quarries in that market. Two Hanson representatives currently sit on the four member management board.

PAB

Hanson holds a 50% interest, with Grupo Amaya Curiel, S.A. de C.V. holding the other 50% interest, in three equivalent joint venture companies based in Ensenada, Mexico. Collectively, these joint venture companies produce sand and crushed stone near Ensenada, Mexico for export by marine barges to ports in southern California. Hanson subsidiaries in San Diego and Los Angeles, California are their principal customers. Two Hanson representatives currently serve on the four member boards of each company.

ACH

ACH, an Australian incorporated company, is a 50% joint venture with CSR Ltd which manufactures and distributes cement and related products. It operates from six sites in New South Wales, Victoria and Tasmania in Australia. Hanson has two representatives on the four member board of directors. In fiscal 2002, Hanson and CSR Ltd announced their intention to merge their interest in ACH with Queensland Cement Ltd, a wholly owned subsidiary of Holcim Ltd, with each of Hanson and CSR Ltd retaining a 25% interest in the merged entity.

Pioneer Road Services

Pioneer Road Services is a 50% joint venture with a subsidiary of the Shell group in asphalt production and laying, with 34 production sites based in Australia, Hong Kong, Shanghai and Papua New Guinea. Hanson has two representatives on the four member board of directors.

Metromix

Metromix is a 50% ready-mixed joint venture with CSR Ltd based in New South Wales, Australia, with eight production sites. Hanson has two representatives on the four member board of directors.

Seasonality

Seasonality is a significant factor affecting all of Hanson’s operations. In Hanson’s major markets in the United States, the United Kingdom and northern continental Europe, activity is very much concentrated during the period between March and November, while the winter in Australia and the rainy season and Chinese New Year in Asia Pacific cause a material slow-down in operations during these periods. Unusual weather patterns, in particular heavy and sustained rainfall, during peak construction periods can cause significant delays and have an adverse impact on Hanson’s businesses.

Sources and Availability of Raw Materials

Except as otherwise specifically identified above, Hanson generally owns or leases the real estate on which the raw materials, namely aggregates and clay reserves, essential to its main businesses are found, although in the case of the marine businesses of HBME and HBMA, it operates under licences from the relevant national and local authorities.

Hanson is also a significant purchaser of certain important materials such as cement, bitumen, gas, fuel and other energy supplies, the cost of which can fluctuate by material amounts and consequently have an adverse impact on Hanson’s businesses. Hanson is not generally dependent on any one source for the supply of these products, other than in certain jurisdictions with regard to the supply of gas and electricity. Competitive markets generally exist in the jurisdiction in which Hanson operates for the supply of cement, bitumen and fuel. In fiscal 2002, percentage price changes in the cement market ranged from a decrease of 12.8% in Asia to an increase of 7.5% in Australia. Bitumen prices are affected by general oil price changes which in fiscal 2002 rose across Hanson’s operations, ranging from 10% in Europe to 19.6% in Asia.

Sales and Marketing

Although sales and marketing activities are more important in connection with Hanson’s brick business in both the United States and the United Kingdom, where branding of the product is a factor, in general the nature of the group’s major products, i.e. rock, sand, gravel and concrete, and the cost of transportation mean that marketing and selling is conducted on a more localised basis, with an emphasis on service and delivery. Sales and marketing costs tend to be relatively low in relation to the overall delivered price of Hanson’s products.

Governmental Regulation (including Environmental)

Many products produced by Hanson’s operating units are subject to government regulation in various jurisdictions regarding their production and sale. Hanson believes that its operating units have taken, and continue to take, measures to comply with applicable laws and government regulations in the jurisdictions in which they operate so that the risk of sanctions does not represent a material threat to any of the operating units individually or to Hanson as a whole. Hanson also believes that compliance with these regulations does not substantially affect the ability of its subsidiaries to compete with similarly situated companies.

In addition to the regulatory framework described above, Hanson’s operating units are subject to extensive regulation by national, state and local agencies concerning such matters as zoning, environmental and health and safety compliance. In addition, numerous governmental permits and approvals are required for Hanson’s operations. Hanson believes that its operating units are currently operating in substantial compliance with, or under approved variances from, various national, state and local regulations. Hanson does not believe that such compliance will materially adversely affect its business or results of operations. In the past, Hanson’s subsidiaries have made significant capital and maintenance expenditures to comply with zoning, water, air and solid and hazardous waste regulations and these subsidiaries may be required to do so in the future. From time to time, various agencies may serve cease and desist orders or notices of violation on an operating unit or deny its applications for certain licences or permits, in each case alleging that the practices of the operating unit are not consistent with the regulations or ordinances. In some cases, the relevant operating unit may seek to meet with the agency to determine mutually acceptable methods of modifying or eliminating the practice in question. Hanson believes that its operating units should be able to achieve compliance with the applicable regulations and ordinances in a manner which should not have a material adverse effect on its business, financial condition or results of operations.

Approximately 95 present and former US operating sites, or portions thereof, currently or previously owned and/or leased by current or former companies acquired by Hanson (responsibility for which remains with a member of the Hanson group) are the subject of claims, investigations, monitoring or remediation under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the federal Resource Conservation and Recovery Act or comparable state statutes or agreements with third parties. These proceedings are in various stages ranging from initial inquiries to active settlement negotiations to implementation of response actions. In addition, a number of present and former Hanson operating units (responsibility for which remains with a member of the Hanson group) have been named as Potentially Responsible Parties (“PRPs”) at approximately 40 off-site landfills under CERCLA or comparable state statutes. In each of these matters the Hanson operating unit is working with the governmental agencies involved and other PRPs to address environmental claims in a responsible and appropriate manner. A substantial majority of these operating and landfill sites are covered by the environmental insurance policy referred to in Item 10C “Material Contracts” of this Annual Report.

Hanson does not believe that any of the proceedings relating to operating sites and off-site landfills not covered by the environmental insurance policy will materially adversely affect its business, financial condition or results of operations. At December 31, 2002, Hanson had accrued £177.2 million for environmental obligations, including legal and other costs, at such sites as are not covered by the above-mentioned environmental insurance policy. Costs associated with environmental assessments and remediation efforts are accrued when determined to represent a probable loss and to be capable of being reasonably estimated. There can be no assurance that the ultimate resolution of these matters will not differ materially from Hanson’s estimates.

Hanson cannot predict whether future developments in laws and regulations concerning environmental and health and safety protection will affect its earnings or cash flow in a materially adverse manner or whether its operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect Hanson’s business, financial condition or results of operations.

For other legal proceedings against Hanson, see “Legal Proceedings” in Item 8A “Consolidated Statements and Other Financial Information” of this Annual Report.

Patents and Trademarks

Hanson’s operating units have various United States and foreign patents, registered trademarks, trade names and trade secrets and applications for, or licences in respect of, the same that relate to various businesses. Hanson believes that certain of these intellectual property rights are of material importance to the businesses to which they relate. Hanson believes that the material patents, trademarks, trade names and trade secrets of its operating subsidiaries and divisions are adequately protected and that the expiration of patents and patent licences will not have a material adverse effect upon Hanson’s business, financial condition or results of operations.

Item 4C Organisational Structure

Hanson is the holding company of the Hanson group of companies. Its significant subsidiaries are set out below (each listed subsidiary being a wholly owned subsidiary of the Hanson group):

Company	Country of incorporation or residence	Field of activity
Hanson Quarry Products Europe Ltd	The Ridge Chipping Sodbury Bristol BS17 6AY UK	Supply of aggregates and other materials and services to the construction industry

Aylett Corporation	PO Box 280 Hirzel House	Investment
Smith Street
St. Peter Port, Guernsey
Channel Islands GY1 4LS

Harshaw Incorporated	PO Box 280 Hirzel House Smith Street St. Peter Port, Guernsey Channel Islands GY1 4LS	Investment

Hanson Pipe and Products, Inc.	2900 Terminal Avenue Richmond, Virginia 23234 USA	Concrete pipe and products producer

Hanson Aggregates Southeast, Inc.	100 Crescent Centre Parkway Crescent Centre Suite 1240 Tucker, Georgia 30084 USA	Aggregates producer

Item 4D Property, Plants and Equipment

As of December 31, 2002, Hanson’s operating units owned 1,041 plants and other properties, of which 303 were located in the United Kingdom, 36 were located in continental Europe, 427 were located in North America, 267 were located in Australia and eight were located in Asia. The remaining properties of Hanson’s operating units throughout the world, including other manufacturing facilities, warehouses, stores and offices, were leased. None of the individual properties is considered to have a value that is significant in relation to Hanson’s assets as a whole. For a description of certain environmental issues that may affect Hanson’s utilisation of its assets, see “Governmental Regulation (including Environmental)” under Item 4B “Business Overview” of this Annual Report.

Item 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A Operating Results

The following discussion is based on the Consolidated Financial Statements of Hanson included in this Annual Report. These financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. Reconciliations to US GAAP are set forth in Note 26 of the Notes to Consolidated Financial Statements.

During the periods presented, the operations of Hanson were conducted principally in the United Kingdom and the United States, and to a lesser extent in other regions of the world. For purposes of the Consolidated Financial Statements, the results of Hanson’s US and other overseas subsidiaries were translated at the average rates of exchange in respect of the profit and loss account and the year end rates in respect of the balance sheet (see Note 1 of the Notes to Consolidated Financial Statements). Consequently, Hanson’s reported results were affected by fluctuations in the rates of exchange between the pound sterling and the other currencies in which it received revenues and incurred expenses, principally the US dollar. For purposes of the following discussion, percentage figures for increases and decreases of individual business units are calculated based on results in local currencies, principally the pound sterling and US dollar.

Operations are classified as “heritage” after the first 12 months of Hanson ownership.

RESULTS OF OPERATIONS

Fiscal year to December 31, 2002 compared to the fiscal year to December 31, 2001

Consolidated Results

Turnover, including Hanson’s share of joint ventures’ and associates’ turnover, totalled £4,000.5 million, a decrease of £178.9 million (4.3%) over fiscal 2001. Fiscal 2002 turnover included £46.8 million from discontinued operations, compared to £215.9 million in fiscal 2001. Turnover from joint ventures in fiscal 2002 was £268.3 million and from associates was £83.3 million. Turnover from joint ventures in fiscal 2001 was £271.8 million and from associates was £83.9 million. Turnover from continuing operations in fiscal 2002 was £3,548.3 million, a reduction of £90.2 million (2.5%) over fiscal 2001. Turnover from acquisitions increased fiscal 2002 turnover by £70.1 million. Operating profit, defined as pre-tax profit (including joint ventures and associates) before interest and non-operating exceptional items, totalled £345.7 million in fiscal 2002, an increase of £73.5 million (27.0%) over fiscal 2001. Acquisitions contributed £9.0 million to operating profit. Discontinued operations generated operating profit of £3.1 million in fiscal 2002, compared to £7.2 million in fiscal 2001. Operating profit from continuing operations was £333.6 million in fiscal 2002, an increase of £68.6 million (25.9%) over fiscal 2001. This increase arose largely as a result of a reduction in the amount of operating exceptional items, as explained in Note 4 of the Notes to Consolidated Financial Statements.

Non-operating exceptional items were a net profit of £11.0 million in fiscal 2002. In fiscal 2001, these were a net profit of £115.7 million. Fiscal 2002 profit included the following: provision for a loss on the sale of Hanson’s Texas cement operations of £15.2 million; a loss on disposal of North American operations of £8.8 million; insurance receipts of £6.0 million; a net loss on disposal and termination of other operations totalling £10.4 million; the release of demerger provisions of £37.4 million; and a profit on disposal of fixed assets of £2.0 million.

Trading Operations

Trading profit from continuing operations (which excludes operating exceptional items, property and other income, central expenses and discontinued operations, items that are all included in operating profit) for fiscal 2002 reduced by £16.6 million (3.7%) from £453.2 million in fiscal 2001 to £436.6 million. The majority of the reduction was attributable to the HBMA division. Turnover from continuing operations, including joint ventures and associates, for fiscal 2002 was £3,953.7 million, £9.8 million (0.2%) below fiscal 2001.

HBMA

Trading profit for HBMA for fiscal 2002 decreased by £43.3 million (14.2%) from £305.4 million in fiscal 2001 to £262.1 million, after charging goodwill of £29.2 million in fiscal 2002 compared to £28.2 million in fiscal 2001. Turnover, including group share of joint ventures and associates, was £1,824.2 million, £120.6 million (6.2%) below fiscal 2001. The weakness of the US dollar relative to sterling accounted for a currency translation effect of £12.5 million in fiscal 2002. Heritage earnings decreased by £54.1 million, including the aforementioned exchange effect, as the softening market experienced in the second quarter of the year carried through to the second half. Pricing benefits were significant, but were offset by the effect of lower volumes on fixed operating costs. The depletion of the highly profitable Radum quarry in California also had a major impact on the trading result.

Acquisitions, which were principally in the Pipe and Products division, added £11.8 million in profit. Poor weather in November and December also impacted trading and aggregates volumes fell 11.5% over the year. Heritage pipe and products shipments and volumes for ready-mixed concrete were below 2001 by 5.7% and 4.6% respectively. Brick shipments were down 1.8%, although the roof tile business increased shipments by 1.3% compared to fiscal 2001.

Acquisitions

Acquisition activity increased compared to fiscal 2001, with £101.1 million spent on three acquisitions during the year.

•	A pipe plant in Oregon was acquired for £5.0 million on April 23, 2002.

•	Choctaw Inc, a manufacturer of concrete pipes and products based in the South Eastern United States, was acquired for £92.5 million on May 28, 2002.

•	An asphalt batch plant in New York was acquired for £3.6 million on August 21, 2002.

Disposals

HBMA made three disposals in fiscal 2002.

•	April – Aggregate Haulers, a haulage business based in Texas was sold for £3.3 million.

•	September – an asphalt batch plant in New York was sold for £2.4 million.

•	December – a ready-mixed concrete and aggregates operation located in Minnesota was sold for £4.0 million.

Market Environment

The downturn in the US economy and the subsequent fall in demand for heavy building materials began in late 2001. During fiscal 2002, aggregates volumes fell by 11.5% as the market suffered its first annual decline for 11 years. HBMA’s mainstream markets remained challenging throughout the year, but were particularly difficult during November and December as the weather returned to more normal patterns in comparison to a very mild early winter in 2001. Despite these conditions, US heritage margins fell by only 1.2% to 16%.

Market conditions in the United States are likely to remain difficult in fiscal 2003, although continued margin focus should help to mitigate weakness in volumes and exchange rates. Infrastructure, which drives 40% of HBMA’s business, has seen lower state spending during fiscal 2002 which is likely to continue into fiscal 2003. Fiscal 2003 is also the final year of the TEA-21 highway funding programme, although Hanson anticipates a slightly higher six year plan to be enacted in due course. Residential demand is likely to see a modest decline from the very high levels seen in recent years. Industrial and commercial construction is not expected to recover during fiscal 2003. Hanson was, however, encouraged to see some stability in the fourth quarter in fiscal 2002 in its important eastern US and California markets, but demand in Texas dipped late in fiscal 2002 across all products, and the indications are that this important market will remain challenging throughout 2003.

Aggregates

Trading profit before goodwill for the division was down 21% at £150.9 million, as volumes fell 11.5% to 133.8 million tons, but margins were supported by limiting spending early in the year in response to the anticipated fall in demand. Volumes dropped across all of HBMA’s aggregates regions as conditions in the commercial market deteriorated and fiscal constraints on state infrastructure spending began to take effect. Against this background, prices came under pressure in the second half, although the headline figure for the year showed an increase of 3%. HBMA expected the depletion of its Radum quarry in California to present a formidable hurdle to overcome. Recognising that new land-based reserves are very difficult to secure, it has established water borne supplies through a combination of local dredging and importing from British Columbia in Canada. These operations should ensure that HBMA retains a firm presence in the important San Francisco Bay market and, over time, should help to compensate for the loss of Radum. Regionally, aggregate demand was varied. A slight increase in shipments in Southern California was experienced due to the strength of non-residential construction. However, all other regions of the country reported declining volumes, most notably in the South East, encompassing principally the Carolinas and Georgia, the South Central Region (mainly Texas) and the Mountain Region (Arizona). Underlying demand and weather, as well as the selected shutdown of marginally performing sites, all combined to lower shipments in these markets. The outlook for fiscal 2003 is uncertain with aggregates demand likely to decline marginally. Production costs will continue to be a focus – and a challenge – in the face of lower volumes.

Ready-mixed Concrete/Cement

Heritage ready-mixed concrete shipments were down 4.6%, but improved margins just offset the volume declines to result in an earnings increase. These declines ranged from 2% in San Diego and Arizona to 5 – 7% in the group’s other main markets, including Texas. In cement, an agreement was established to market exclusively product from an importer in the San Francisco Bay area, which has allowed the division to overcome the decline from record market volumes. Overall shipments improved by 2.6% but prices fell, reflecting weaker demand as commercial development reduced considerably.

Recovery in fiscal 2003 will be difficult, particularly with the challenges facing the technology sector which had previously fuelled economic growth in the region.

Pipe and Products

Trading profit before goodwill fell in Pipe and Products by 2.6% to £100.8 million, including acquisitions, reflecting a decline in heritage volumes and the adverse effects of the exchange rate. Regionally, the performance was mixed, with generally stronger results in the division’s principal markets in Texas and Arizona. The Eastern and South Eastern markets, in particular, suffered from lower demand and the mid-West was highly competitive.

As a result, and with poor weather in the second half of the year, heritage volumes fell 5.7%, but prices increased 2.7%. Pressure pipe declined from a record year in fiscal 2001, due mainly to lower volumes and the delay of a major project in Dallas, but progress was made with prices across most of the regions. The acquisitions of Centennial in Canada in fiscal 2001 and Choctaw in the South Eastern United States in fiscal 2002 also made an important contribution, increasing overall volumes by 12.7%.

Overall, the division’s order book remains relatively healthy and pressure pipe is expected to recover lost ground, aided by an expansion in production capacity, which will be operational from mid-2003.

Brick and Tile

Trading profit before goodwill from the Brick and Tile division improved by 1% to £39.6 million, benefiting from strong housing demand and leading to record margins. Despite a 1.8% decline in volume and the effect of reorganisation costs, brick unit margins increased slightly, reflecting higher prices. The decline in volumes was primarily due to the sale of a brick plant in Mississippi and production difficulties at some of the division’s operations, which have now been overcome. Demand in Canada and Texas remained strong but conditions in the Carolinas were difficult.

Forecasts suggest that the housing market will slow in fiscal 2003 from the very high levels seen in 2002. However, Brick and Tile is expected to have another strong year as benefits from the recent reorganisation and significant capital investment are realised.

HBME

HBME’s trading profit for fiscal 2002, before goodwill amortisation, increased by £13.5 million (9.6%) from £140.3 million to £153.8 million. Turnover, including joint ventures and associates, for fiscal 2002 was £1,451.8 million, an increase of £80.5 million (5.9%) over fiscal 2001.

This result was achieved in spite of flat or declining volumes in HBME’s major UK market. Every division showed an improvement apart from marine dredging, which was impacted by higher than expected maintenance costs and adverse weather.

Acquisitions

During fiscal 2002, HBME made six acquisitions totalling £49.5 million.

•	April – two quarries in the Czech Republic for £2.4 million.

•	June to November – Small Lots (Mix-It) Limited, an aggregates bagging operation and the assets and liabilities of Marshalls Flooring, a concrete flooring company and of Red Bank Manufacturing Company, a soft mud brick business, all based in the United Kingdom, for an aggregate consideration of £28.1 million.

•	October – two limestone quarries in Spain for £13.3 million.

•	November – two sand and gravel quarries also in Spain for £5.7 million.

Disposals

On April 22, 2002, HBME’s Continental European brick division was sold to Wienerberger AG for £39.3 million. The operating results of this division are included as discontinued operations in Hanson’s results.

Market Environment

Demand declined from the middle of the year, reflecting general economic conditions and the impact of the UK Government’s aggregates levy. The £1.60 a tonne levy, introduced in April 2002 on all construction aggregates, was recovered in full but had an impact on sales of some lower grade products.

Profit growth was also achieved in Spain and the newly-restructured UK building products division, which brought together the concrete products and brick businesses.

With the United Kingdom accounting for almost 90% of the profit before goodwill of HBME in fiscal 2002, the outlook for 2003 is heavily dependent on the UK Government’s programmes for hospitals, schools and infrastructure. There are indications that some of this work will begin to filter through in 2003, supported by projects such as the new Terminal 5 at London Heathrow airport and the potential for increased spending on water and sewerage systems following substantial declines in recent years.

European Aggregates

UK Aggregates

Trading profit in the UK aggregates business before goodwill increased by 5.1% to £84.7 million for fiscal 2002.

A major reorganisation of the UK aggregates business was also completed in fiscal 2002. This has been a significant development for the business with the establishment of a national administration centre serving seven geographical areas. Reorganisation costs were incurred in fiscal 2002 and the benefits, in particular, improved customer service, are expected to be realised in fiscal 2003.

Aggregates volumes remain a key driver to the division’s underlying results. The good start to the year was followed by an unexpected slowdown influenced, to some extent, by the introduction of the aggregates levy in April. This, along with a combination of poor weather in November and December and a lack of major contract work, led to overall volumes dropping by 5.6% compared to fiscal 2001.

An improvement in asphalt sales of 3.3% was offset by falls in sales of sand and gravel, dry stone and Premix concrete. Dry stone volumes fell by 8.6% – primarily as a result of customers turning from low-grade quarried stone to cheaper recycled or secondary products that do not attract the aggregates levy.

Demand held up in the Midlands and the North underpinned by rising asphalt sales, but was weaker in the division’s traditionally strong markets in the South East and South West.

Despite these falling volumes, the division made further progress to move heritage margins, before reorganisation costs, ahead by 0.4% during fiscal 2002 to 11.4%. Price increases of 4.4% for aggregates and 6.0% for ready-mixed concrete were achieved, resulting in a direct profit increase as improved cost performance enabled the group to absorb the effects of inflation. The aggregates levy was also recovered in full.

Among the major projects supplied during the year was the Channel Tunnel Rail Link, the new high speed railway line between Folkestone and London, which continued to absorb large volumes of aggregates and ready-mixed concrete. Supplies exceeded one million tonnes during the year, with a further 600,000 tonnes on the order books for fiscal 2003.

Marine Aggregates

Marine aggregates had a difficult year, with bad weather restricting dredging operations and causing trading profit before goodwill to reduce 1.9% to £14.6 million compared to fiscal 2001. A total of 103 days were lost to weather – the worst for many years.

Despite these adverse conditions, operating margins increased by 2.7% to 24.5% across the division as satisfactory price increases of 8.4% more than offset the increases in costs.

As noted within the land-based aggregates operations in the South of England, demand was strong in the early part of the year and declined in the second half. Trading in Continental Europe was better, particularly in Belgium and Holland, and the joint-venture business, United Marine Holdings Limited, made an improved contribution.

Continental European Aggregates

Spain had another good year with profit up £0.4 million at £14.9 million. Demand remained buoyant in all major markets, particularly Barcelona and Madrid. The aggregates business was expanded with the acquisition of two adjoining limestone quarries near Madrid and two neighbouring sand and gravel operations near Valladolid.

The division’s other continental European operations increased trading profit before goodwill by £3.8 million. Israel continued to make steady progress in a difficult economic and political environment, while there was an improvement in Germany resulting from the ongoing disposal of a number of loss-making ready-mixed concrete operations. The Czech Republic benefited from heritage gains and the acquisition of two quarries in May.

UK Building Products

This new division was formed in August 2002 by combining the UK bricks and concrete products businesses, to create a fully-integrated building products operation. With a new and refocused management team, the division made a strong start, increasing trading profit before goodwill amortisation by 17.5% to £36.9 million and improving heritage margins by 0.9%. The division expects to see further improvements during fiscal 2003.

UK Bricks

The bricks business, which accounts for 80% of the division’s profit, produced a very good performance, increasing profit and heritage margins on volumes that were only marginally ahead. Reduced overheads and increased prices underpinned the result, along with an improvement in production at a number of sites. Demand remained robust in the repair, maintenance and improvement sector, the principal outlet for the division’s leading London brand bricks.

The acquisition of a soft mud brick factory in the Midlands in October provided a valuable addition to the division’s product portfolio. Soft mud bricks are made by throwing clay into a mould, simulating the appearance of traditional hand-made bricks. They are increasingly popular with house builders and represent around a third of total UK brick sales.

Concrete Products

The concrete products business recovered from a very difficult fiscal 2001 to see trading profit before goodwill more than doubled at £7.1 million. A strong performance from the flooring and precast business, coupled with improvements in concrete blocks and drainage products, were the highlights.

The acquisition of Small Lots (Mix-It) Limited and its successful integration gives the division a significant presence in the bagged aggregates business in the United Kingdom with improved national coverage. Also the division’s position in the hollow-core flooring market was strengthened by the acquisition in December of Marshalls Flooring. Further strategic acquisitions are planned for 2003.

Hanson Australia

Hanson Australia enjoyed a highly successful year, underpinned by an increase in demand for all products. The trading profit of the Australian operations for fiscal 2002 increased by £20.4 million to £34.9 million, before £10.2 million of goodwill amortisation, compared with trading profit of £14.5 million in respect of fiscal 2001, before £9.9 million of goodwill amortisation. Turnover, including joint ventures and associates, for fiscal 2002 was £442.3 million or £62.6 million more than for fiscal 2001.

Market Environment

The rise in demand for all products during the year was reflected in a notable increase in average selling prices of 7.2% in aggregates and 7% in ready-mixed concrete. Whilst average prices rose approximately 7% in the year, prices rose by over 15% in the nine months to December 31, 2002 following the initial price increase on April 1.

The prime driver for the improvement in performance was the strength of the Sydney metropolitan market, triggered by growing infrastructure, residential and commercial work.

Review of Operations

In addition to the strength of the Sydney metropolitan market, a strong second half was recorded by the Western region, where volumes were also ahead. In the Southern region, aggregates and ready-mixed concrete volumes moved forward in Melbourne and sales strengthened in most country markets as infrastructure spending increased in these areas.

The building products division had a record year with a particularly notable December.

Australian Cement Holdings Pty Ltd, the cement joint-venture with CSR Ltd, achieved increases in both prices and volumes. The planned merger of this business, announced in November 2002 and recently approved by the Australian competition authorities is expected to improve returns further through both administrative and operational synergies, although these are not expected to emerge fully until fiscal 2004.

Management believe that demand for the division’s products will remain strong throughout 2003, supported by infrastructure projects in New South Wales and Victoria and resource-related projects in Western Australia and Queensland. The substantial Sydney market is believed to look positive, with large volumes from the cross-city tunnel and Western orbital highway expected towards the end of the year.

Hanson Pacific

Hanson Pacific had a difficult year, with its major markets, particularly Hong Kong, suffering from both volume and price reductions. This manifested itself in a £5.7 million fall in trading profit before goodwill amortisation during fiscal 2002.

Hanson Pacific’s trading profit for fiscal 2002 was £15.7 million before charging goodwill amortisation of £11.3 million. This compared with a trading profit of £21.4 million before goodwill amortisation of £10.6 million in fiscal 2001. Turnover reduced to £235.4 million in fiscal 2002 from £267.7 million in fiscal 2001.

Market Environment

The downturn in construction activity in Hong Kong, the division’s largest operation, was the principal reason behind its performance. Other key markets of Malaysia and Singapore remained at the depressed levels experienced in fiscal 2001. The one notable exception to this trend was in Thailand, where a good year-on-year improvement was driven by a strong performance from the ready-mixed concrete operations.

Review of Operations

In August the division acquired the remaining 50% of its Sunway ready-mixed concrete joint-venture, to give it one of the leading positions in aggregates, asphalt and ready-mixed concrete in Malaysia. These businesses have now been reorganised into a single unit.

Output in Malaysia was hit in August when the construction industry was brought to a near stand-still as the Government removed all non-approved foreign workers. Many of them have subsequently been readmitted, but the subsequent recovery in demand came too late to make up lost volumes. Despite this, there was significant profit improvement in the newly-combined operations, and further growth is targeted for 2003.

Overall the division is expected to face another tough year in fiscal 2003. Malaysia is believed to be the most positive prospect with encouraging signs of volume growth, albeit from a low base, complemented by the benefits coming from the restructured business.

Thailand’s performance is expected to remain steady, but the position in Hong Kong and Singapore is not as encouraging. The medium term prospects for both countries remain positive, but in the current climate any improvements are likely to come from operational enhancements and cost reductions.

Discontinued Operations

Discontinued operations reported a trading profit of £3.1 million in fiscal 2002 compared to a £7.2 million profit in fiscal 2001. Turnover from these operations was £46.8 million, £169.1 million (78.3%) lower than for fiscal 2001.

The discontinued operations in fiscal 2002 included the group’s 50% interest in North Texas Cement Company which was sold in January 2003, the Continental European brick operations sold in April 2002 and Aggregate Haulers also sold in April 2002.

Joint Ventures and Associates

The contribution from joint ventures and associates was £44.3 million in fiscal 2002, an increase of £3.5 million trading profit over the £40.8 million reported in fiscal 2001. Turnover was £351.6 million in fiscal 2002 compared to £355.7 million in fiscal 2001. A detailed analysis of profits from joint ventures and associated companies is given in Notes 1 and 10 of the Notes to Consolidated Financial Statements.

Property and Other Income

Profit from property and other income was £11.6 million in fiscal 2002 compared to £20.6 million in fiscal 2001.

Central Expenses

Central expenses were £18.0 million in fiscal 2002, an increase of £0.5 million over fiscal 2001. As a percentage of trading profit, central expenses increased from 3.8% in fiscal 2001 to 4.1% in fiscal 2002, due to the inclusion of restructuring costs incurred during fiscal 2002.

Exceptional Items

Total exceptional items after tax were a net charge of £71.4 million in fiscal 2002 compared to a net credit of £33.7 million in fiscal 2001. Operating profit included integration and reorganisation costs of £0.6 million associated with the reorganisation of the US Brick and Tile division. A further £61.9 million related to the recognition of impairment in the value of Hanson Pacific’s operations. Other impairments totalled £25.1 million and relate to impairment provisions against the carrying values of various operations within HBMA and HBME. Included in pre-tax exceptional items were the following: a provision for loss on the disposal of the 50% interest in North Texas Cement Company of £15.2 million; a loss of £8.8 million on the disposal of North American operations; insurance receipts relating to terminated operations of £6.0 million; losses on other disposals and terminations of £10.4 million; the release of demerger provisions of £37.4 million; and a profit of £2.0 million on the sale of fixed assets and investments.

The exceptional tax credits totalled £5.2 million and consisted of: receipts for group relief of £15.0 million; receipts in respect of environmental tax credits of £13.4 million; £5.6 million of tax credits relating to other environmental spend; a deferred tax charge of £20.8 million in respect of tax payable on the disposal of the 50% interest in North Texas Cement Company; a deferred tax charge in respect of environmental spend of £5.9 million; and a deferred tax charge on insurance settlements and other items of £2.1 million.

Interest and Similar Charges

The net interest payable in fiscal 2002 was £83.0 million compared to £112.5 million in fiscal 2001. This included £4.5 million in fiscal 2002 relating to the unwinding of the FRS 12 discount, a reduction of £1.5 million against fiscal 2001.

The reduction in the remainder of the interest charge reflects a lower average level of debt during the year and reduced levels of interest rates. Net debt at December 31, 2002 was £1,169.9 million compared to £1,429.7 million at the start of fiscal 2002.

Taxation

The tax rate on pre-exceptional profit was 26.1% in fiscal 2002 (30.2% in fiscal 2001). On a pre-goodwill, pre-exceptional basis, this equates to 22.2% (25.8% in fiscal 2001). Two per cent of the reduction in the rate reflects the recognition of Australian tax losses as a deferred tax asset, with the balance due to a lower proportion of US earnings which attract a relatively high tax rate.

Fiscal year to December 31, 2001 compared to the fiscal year to December 31, 2000

Consolidated Results

Turnover, including Hanson’s share of joint ventures’ and associates’ turnover, totalled £4,179.4 million, an increase of £762.4 million (22.3%) over fiscal 2000. Fiscal 2001 turnover included £215.9 million from discontinued operations compared to £333.5 million in fiscal 2000. Turnover from joint ventures and associates in fiscal 2001 was £271.8 million and £83.9 million, respectively. Turnover from joint ventures and associates in fiscal 2000 was £173.8 million and £107.1 million, respectively. Turnover from continuing operations in fiscal 2001 was £3,615.4 million, an increase of £783.6 million (27.7%) over fiscal 2000. Turnover from acquisitions increased fiscal 2001 turnover by a further £23.1 million. Operating profit, defined as pre-tax profit (including joint ventures and associates) before interest and non-operating exceptional items, totalled £272.2 million in fiscal 2001, a decrease of £122.4 million (31.0%) over fiscal 2000. Acquisitions contributed £0.4 million to operating profit. Discontinued operations generated operating profits of £7.2 million in fiscal 2001 compared to £24.7 million in fiscal 2000. Operating profit from continuing operations was £264.6 million in fiscal 2001, a reduction of £105.3 million (28.5%) over fiscal 2000. This reduction arose as a result of a number of operating exceptional items as explained in Note 4 of the Notes to Consolidated Financial Statements.

Non-operating exceptional items were a net profit of £115.7 million in fiscal 2001. In fiscal 2000 they were a net profit of £11.3 million. Fiscal 2001 profit comprised the following: profit on the sale of Hanson’s waste management division of £125.2 million; a loss on disposal and termination of other operations totalling £26.7 million; receipt of an insurance settlement relating to environmental provisions of £5.6 million; release of demerger provisions and other creditors of £12.1 million; and a loss on disposal of fixed assets of £0.5 million.

Trading Operations

Trading profit from continuing operations (which excludes property and other income, central expenses and discontinued operations, items that are all included in operating profit) for fiscal 2001 increased by £51.6 million (12.8%) from £401.6 million in fiscal 2000 to £453.2 million. The majority of the increase was attributable to the HBMA division. Turnover from continuing operations, including joint ventures and associates, for fiscal 2001 was reported at £3,963.5 million, £880.0 million (28.5%) ahead of fiscal 2000.

HBMA

Trading profit for HBMA for fiscal 2001 increased by £48.0 million (18.6%) from £257.4 million (fiscal 2000 restated figure) to £305.4 million after charging goodwill of £28.2 million in fiscal 2001 (arising as a result of the acquisition of Pioneer being included for a full fiscal year) compared to £22.2 million in fiscal 2000. Turnover, including group share of joint ventures and associates, was £1,944.8 million, £457.4 million (30.8%) ahead of fiscal 2000. This increase is to a large extent the result of turnover from the Pioneer acquisition made on April 26, 2000, being included for the first full year. The strength of the US dollar relative to sterling also gave a favourable currency translation effect of £14.1 million in fiscal 2001. Heritage earnings increased by £47.4 million, excluding the aforementioned exchange effect, buoyed by strong volume increases in aggregates, ready-mixed concrete and concrete products of 14.3%, 41.4% and 11.9%, respectively. Trading margin before goodwill amortisation fell by 1.3 percentage points to 17.2% in fiscal 2001, partly as a result of the change in product mix resulting from the inclusion of a full year of Pioneer and partly due to higher costs in some areas, such as in cement, which was adversely affected by the power crisis in California during the year.

Acquisitions

Acquisition activity was significantly reduced compared to fiscal 2000, with £58.4 million spent on two acquisitions in December.

•	Centennial Pipe and Products, Inc., a manufacturer of concrete pipes and manholes based in Ontario, Canada, for £41.1 million.

•	Piedras y Arenas Baja S. de R.L. de C.V., a joint venture investment in a producer and distributor of sand and gravel based in Ensenada, Mexico, was acquired for £17.3 million.

Disposals

HBMA made two disposals in fiscal 2001.

•	May – aggregates and ready-mixed concrete operations located in Utah were sold for £17.3 million.

•	September – aggregates and ready-mixed concrete operations located in Las Vegas were sold for £13.6 million.

Market Environment

Some regional variations in demand were experienced during the year. Aggregates and ready-mixed concrete demand levels in Texas (Dallas/Fort Worth and Houston) and in San Diego remained strong. This was offset by weakening demand in California. Trading conditions in the Canadian brick operations were sound, while demand for concrete pipe and products was flat overall. Market activity in general was assisted by the continuing flow of funds released through TEA-21 and in the second half of the year by favourable weather compared to the very wet autumn and early winter experienced in fiscal 2000. Demand in the industrial and commercial sector had started to slow in some areas as office vacancy and unemployment rates rose and some weakening in housing demand was also being seen.

Aggregates

Total aggregates’ volume increased by 14.3% to 151.2 million tons and underlying volumes in HBMA’s heritage operations increased by 0.8%. The principal areas of strong demand occurred in Texas, New York and Pennsylvania. Weaker markets were experienced in California, South Carolina and Georgia.

Aggregates selling price increases of 2.7% overall were achieved in fiscal 2001, which, combined with cost savings in heritage operations, resulted in a heritage margin percentage improvement of 0.6%.

Ready-mixed Concrete

HBMA’s major ready-mixed concrete operations are located in Texas, Southern California, and New York. Demand patterns in these markets were mixed. In Texas, demand remained relatively high for the whole year, boosted by the favourable weather in the last quarter of fiscal 2001. In Southern California and New York, some market softening was experienced in the second half and this in turn started to affect adversely pricing patterns for new work.

The strength of demand in Texas, however, outweighed other factors and including the effect of acquisitions, total ready-mixed concrete volumes increased by 41.4% in fiscal 2001, with selling prices up by 6.0%.

Cement

Approximately two thirds of HBMA’s cement shipments were made in northern California and the remainder were made in Texas through the North Texas Cement Company joint venture. Demand in northern California softened in fiscal 2001 and, as a consequence, cement volume declined by 2.9% in this market. Costs were adversely affected by the power crisis. In Texas, the demand pattern was good, as construction activity remained strong. Cement imports contributed to downward pressure on pricing in both of these markets. As a result of these differing patterns, volumes for heritage cement operations rose by 0.4% and prices fell by 1.6%.

Pipe and Products

Profitability in Pipe and Products improved again. Further gains in heritage operations, combined with a contribution of £5.7 million from acquisitions, yielded record trading profit before goodwill of £103.5 million in this division.

Overall demand levels were in line with expectations, with regional strength in Texas, particularly for pressure pipe, and Ontario offsetting some weakness in Florida and Minnesota. Pipe and Products continued to be HBMA’s leading divisional performer in terms of trading profit and operating margins.

Bricks

Brick prices increased by 4.0% in fiscal 2001. However, volumes declined by 3.9% due principally to reductions in residential demand in North Carolina. The other major markets for bricks are Texas and Ontario, and both of these held up well, in particular Ontario where demand outstripped supply for most of fiscal 2001. The previously announced reorganisation of these operations commenced during fiscal 2001, with benefits accruing during the course of fiscal 2002 and expected to continue into fiscal 2003.

HBME

European Aggregates

European Aggregates’ trading profit for fiscal 2001 after goodwill amortisation increased by £17.3 million (20.5%) from £84.2 million to £101.5 million. Turnover, including joint ventures and associates, for fiscal 2001 was £1,128.1 million, an increase of £227.6 million (25.3%) over fiscal 2000.

At the heart of this improvement was a 16.5% increase in the heritage UK aggregates business. This, together with excellent results from Spain and cost improvements in Israel, offset declines in Germany and concrete products. Underlying the improvement were Pioneer and Tarmac synergies in the United Kingdom.

Acquisitions

During fiscal 2001, European Aggregates made two acquisitions totalling £11.9 million.

•	April – the John Mould aggregates recycling business, based in the United Kingdom, for £6.7 million.

•	September – the Gabezo Gordo quarrying assets in Murcia, Spain for £5.2 million.

Disposals

In January 2001, HBME’s waste management division was sold to Waste Recycling Group PLC for £185.0 million, in line with the strategy of focusing exclusively on heavy building materials. The operating results of this division are included as discontinued operations in Hanson’s results.

Market Environment

The United Kingdom accounted for 88% of the profit before goodwill of European Aggregates in fiscal 2001. Demand for sand and gravel and asphalt improved during fiscal 2001, and was particularly strong in the southeast. Government infrastructure spend, important for aggregates, increased and included large projects such as the Channel Tunnel Rail Link, the A2/M2 and the M27 motorways and the Birmingham Northern Relief Road. In addition, commercial demand was strong and included projects such as Canary Wharf in London.

UK housing, an important end use for bricks and ready-mixed concrete, remained subdued in fiscal 2001, although demand picked up in the final quarter aided by favourable weather. Demand for concrete pipes fell significantly in the year, largely due to the cyclical nature of spending on water utilities, and demand for concrete blocks remained flat in a competitive market.

Volumes in Spain continued to be strong in fiscal 2001, supported by government infrastructure spend such as the high-speed rail link between Madrid and Barcelona. Construction in Spain has also benefited from a high level of European Economic Union funding during the year. In contrast, the construction market in Germany remained in recession, partly as a result of low levels of government infrastructure spend. The housing market in Germany also slipped from a relatively robust condition in the middle of fiscal 2000 and was depressed throughout fiscal 2001. Demand in Israel remained low due to the current political and economic situation there.

UK Aggregates

Earnings in the UK aggregates business increased by 22.9% to £82.0 million for fiscal 2001, and by 16.5% to £77.9 million, excluding acquisition earnings. Heritage margins improved by 0.9% for fiscal 2001. This was a strong result, with improved volumes and price increases more than offsetting additional costs.

The strong demand experienced in the second quarter of fiscal 2001 continued throughout the second half of the year in the United Kingdom. This contrasted with the second half of fiscal 2000 when poor weather adversely affected demand. As a result, volumes for fiscal 2001 showed a significant increase against fiscal 2000. Excluding acquisitions, aggregates volumes increased by 5.9%, asphalt 1.8% and ready-mixed concrete by 4.4% compared to fiscal 2000.

Price increases ahead of inflation were achieved on all product groups. Year on year, average selling prices for aggregates increased by 5.5%, asphalt by 7.2% and ready-mixed concrete by 5.8%. These price increases were necessary to recover higher input costs, and also to reflect the increasingly high cost of replacing aggregates reserves.

Costs again came under significant pressure during fiscal 2001. Gains were made from increased buying power for raw materials, such as cement and bitumen, following the Pioneer acquisition. In addition, new truck utilisation systems were introduced. Other cost reduction initiatives included setting up a new, consolidated management structure, and a single administration and information technology centre. The new arrangements were was also intended to improve national co-ordination and support area teams to provide local customer focus.

Marine Aggregates

Marine aggregates earnings improved by 10.1% to £14.2 million, partly due to the inclusion of a full year of the United Marine Holdings joint venture with Tarmac, acquired with Pioneer. The marine operations benefited from increased volumes in the United Kingdom, which were offset, however, by lower volumes in continental Europe. Selling price increases averaged 10.0%. Vessel downtime was also reduced in the year following a switch to a revised maintenance programme.

Continental European Aggregates

Earnings in the continental European aggregates, asphalt and ready-mixed concrete operations were £13.6 million compared to £8.2 million in fiscal 2000. Excluding acquisition earnings, this increase was a 32.9% improvement to £10.9 million, driven principally by continued growth in demand in Spain and significant cost improvements in Israel.

Spain remained the most profitable operation in continental Europe, benefiting from strong local market positions in aggregates and ready-mixed concrete. Good volume and price increases were achieved in some markets, reflecting the strong construction demand and increasingly scarce resources in Madrid and Barcelona. During fiscal 2001, the under-performing southern Spanish ready-mixed concrete operations were sold and two aggregates operations were acquired to improve the product balance in the country.

Israel’s results improved significantly compared to fiscal 2000, largely due to cost reductions. Volumes were generally flat and a small increase in aggregates prices was offset by reduced ready-mixed concrete prices in continued difficult trading conditions.

Results in Germany continued to be poor, and further declines in both aggregates and ready-mixed concrete volume were experienced. Prices in aggregates and ready-mixed concrete also remained depressed. Significant progress was made in reducing costs through reorganisation and plant rationalisation, with the sale of the ready-mixed concrete plant in Hamburg and several other closures and disposals. Elsewhere in Europe, ready-mixed concrete operations in the Netherlands performed strongly, offsetting a decline in Belgian earnings. The small aggregates operations in the Czech Republic again delivered a positive result.

UK Building Products

UK Bricks

Sales volumes increased by 1.0% in fiscal 2001 compared to fiscal 2000. This increase primarily resulted from increased demand in the last quarter and strong demand throughout the year for the London brand products in the repair, maintenance and improvement sector. Sales of these products increased by 2.0% in fiscal 2001, although this was partially offset by a decline in sales of other products due to a slow housebuilding market. Price increases of 4.2% were achieved overall, principally based on London brand bricks.

Total revenue increased by 5.9%. However, production yield problems and a £1.1 million increase in energy costs, mainly in the first half of fiscal 2001, meant that profit declined overall.

Concrete Products

Fiscal 2001 was a very difficult year for this division, with earnings falling from £7.0 million in fiscal 2000 to £3.1 million. Demand for concrete pipes fell approximately 12.0% compared to fiscal 2000 as a consequence of reduced investment by water utilities and concrete block volumes were also down 3.0%. Selling price declines resulted in negative margins in some areas, with increased input costs from cement and aggregates not being recovered. Plant rationalisation and cost saving capital expenditure was instituted during fiscal 2001, but, fundamentally, selling prices remained unsustainably low. In contrast, both the precast concrete structures business and aggregates bagging business showed good year on year improvement.

Hanson Australia

The trading profit of the Australian operations for fiscal 2001 was £4.6 million, after £9.9 million of goodwill amortisation, compared with a £16.5 million trading profit in respect of fiscal 2000, after £7.1 million of goodwill amortisation. Turnover, including joint ventures and associates, for fiscal 2001 was £379.7 million, or £93.4 million more than for fiscal 2000.

Market Environment

Construction demand fell significantly from the middle of fiscal 2000 following the boom associated with the Sydney Olympics and the acceleration of housing build in advance of the Goods and Services Tax introduction in July 2000.

The first quarter of fiscal 2001 was particularly poor for demand in Australia, with a 20.0% fall in ready-mixed concrete volumes compared to the first quarter of fiscal 2000. Demand gradually improved during the year, and both aggregates and ready-mixed concrete volumes in the last eight months of fiscal 2001 were above the corresponding period in fiscal 2000.

Review of Operations

Hanson’s operations in Australia are highly integrated, with over half of the aggregates being sold internally for use in the ready-mixed concrete business. In fiscal 2001, Hanson also had a significant investment in Australian Cement Holdings Pty Ltd, a joint venture with CSR Ltd, which supplies a significant proportion of its cement production to its two shareholders.

In such an integrated business, the selling price of ready-mixed concrete is critical to earnings. During fiscal 2001, the rapid decline in volume led to intense price competition. This resulted in a 4.2% average price fall, which was distorted by product mix, meaning that the underlying decrease in margin was more than 10.0%. Aggregates prices on average held at similar levels to fiscal 2000, and the 3.0% decrease was due to change in product and geographic mix.

During fiscal 2001, sophisticated new end-to-end systems were introduced across the aggregates and ready-mixed concrete business nationwide. Implementation is now complete, but the cost and disruption was estimated to have reduced fiscal 2001 earnings by around £5.0 million. A legal provision of £3.5 million was also made in the year.

Cement volumes in ACH were maintained by supplying to external customers, and heritage volumes were similar to fiscal 2000. This allowed ACH to operate at near capacity for much of fiscal 2001, which, combined with cost saving initiatives at both production sites, helped prevent earnings falling below those of fiscal 2000.

During fiscal 2001, Hanson Australia’s roof tile operations were sold to Bristile. The building products division now consists of the masonry business in Queensland and, although small, has a strong local market position. Earnings for these operations in fiscal 2001 were similar to fiscal 2000.

Hanson Pacific

Hanson Pacific’s trading profit for fiscal 2001 was £10.8 million after charging goodwill amortisation of £10.6 million. This compares with a trading profit of £8.7 million after goodwill amortisation of £7.4 million in fiscal 2000. Turnover increased to £267.7 million in fiscal 2001 from £191.5 million in fiscal 2000.

Significant improvement has been achieved in trading profit due to the focus on cost control and further consolidation and rationalisation of the existing operations in the region. These improvements were realised against a background of generally declining demand.

Hanson Pacific has leading market positions in Malaysia, Hong Kong and Singapore, which accounted for more than 85% of the trading profit in the region.

Market Environment

Demand in Hanson Pacific’s three major markets was generally below expectations in the second half of fiscal 2001. Both Hong Kong and Singapore recorded negative gross domestic product growth in fiscal 2001 together with reduced government expenditure. Demand in Malaysia was flat. Overall for the region, additional sales of large-sized stone in Hong Kong kept heritage aggregates volumes similar to fiscal 2000.

Review of Operations

Hong Kong

Despite a 20.0% decline in ready-mixed concrete market volumes, earnings remained strong for fiscal 2001. This was due partly to selling prices secured prior to the volume decline and partly to cost reduction measures. The additional large sized stone sales in fiscal 2001 were at a lower average selling price than for fiscal 2000 and accounted for most of the 6.8% price decrease in the region.

Malaysia

The acquisition of the remaining 50% of the aggregates and asphalt joint-venture operations in April 2001 from the Sunway Holdings group allowed Hanson Pacific to integrate fully this business with its own aggregates operations and improve significantly the cost base by rationalising operations and reducing headcount. Overall, cost reductions in a flat market led to an improvement in trading profit in fiscal 2001.

Singapore

Trading profit in Singapore fell slightly compared to fiscal 2000. Ready-mixed concrete volumes fell by over 40% during the year compared to fiscal 2000, and prices remained at unsustainably low levels. The asphalt market was much stronger in comparison, albeit slightly below fiscal 2000 volumes. Costs were further reduced by the creation of a single shared customer service centre for all of the Singapore operations.

Other countries

Earnings from each of the operations in Thailand, China, Indonesia, India and Philippines improved compared to fiscal 2000.

Discontinued Operations

Discontinued operations reported a trading profit of £7.2 million in fiscal 2001 compared to a £24.7 million in fiscal 2000. Turnover from these operations was £215.9 million, £117.6 million (35.3%) lower than for fiscal 2000.

The discontinued operations included the UK waste management operation, which was sold in January 2001, the quarrying and ready-mixed concrete operations in Utah and Las Vegas, sold in May and September 2001, respectively, the Hamburg ready-mixed concrete operation sold in October 2001, Pioneer’s Australian roof tiles business sold in November 2001, the Continental European brick operations sold in April 2002, Aggregate Haulers sold in April 2002 and the 50% interest in North Texas Cement Company, the sale of which completed on January 3, 2003.

Joint Ventures and Associates

The contribution from joint ventures and associates was £40.8 million in fiscal 2001, an increase of £6.9 million from the £33.9 million reported in fiscal 2000. Turnover was £355.7 million in fiscal 2001 compared to £280.9 million in fiscal 2000. A detailed analysis of profits from joint ventures and associated companies is given in Notes 1 and 10 of the Notes to Consolidated Financial Statements.

Property and Other Income

Profit from property and other income was £20.6 million in fiscal 2001 compared to £9.1 million in fiscal 2000. Property profit amounted to £14.2 million. Other income of £6.4 million mainly came from the release of insurance reserves relating to the previous disposal of an offshore captive insurance company.

Central Expenses

Central expenses were £17.5 million in fiscal 2001, a decrease of £0.6 million over fiscal 2000. As a percentage of continuing trading profit, central expenses reduced from 4.5% in fiscal 2000 to 3.9% in fiscal 2001.

Exceptional Items

Total exceptional items after tax were a net credit of £33.7 million in fiscal 2001 compared to £18.1 million in fiscal 2000. Operating profit included integration and reorganisation costs of £24.3 million associated with the Pioneer acquisition. A further £163.4 million related to the recognition of impairment in the value of Hanson’s Continental European brick assets and the write back of goodwill previously written off to reserves. Other impairments totalled £3.6 million. Included in pre-tax exceptional items were the following: a gain of £125.2 million in respect of the disposal of Hanson’s UK waste management operations; losses of £26.7 million on the disposal and termination of other operations; environmental settlement proceeds of £5.6 million; and the release of demerger provisions of £12.1 million.

The exceptional tax credits totalled £109.3 million and consisted largely of £100.0 million released from tax provisions, which were no longer considered necessary following a review of outstanding tax issues.

Interest and Similar Charges

The net interest payable in fiscal 2001 was £112.5 million compared to £98.7 million in fiscal 2000. This included £6.0 million in fiscal 2001 relating to the unwinding of the FRS 12 discount, a reduction of £0.8 million against fiscal 2000.

The increase in the remainder of the interest charge reflects a higher average level of debt after the acquisition of Pioneer with a higher proportion of fixed as opposed to floating rate debt. Net debt at December 31, 2001 was £1,429.7 million compared to £1,819.2 million at the start of fiscal 2001.

Taxation

The tax rate on pre-exceptional profit was 30.2% in fiscal 2001 (31.5% in fiscal 2000). On a pre-goodwill, pre-exceptional basis, this equates to 25.8% (27.8% in fiscal 2000), which was slightly higher than the mid-year rate because of the stronger than anticipated performance of HBMA in the fourth quarter. The adoption of the new UK accounting standard on deferred tax during the second half of fiscal 2001 did not have a material impact on Hanson’s initial expectations for the fiscal 2001 tax rate, although the pre-exceptional tax charge for fiscal 2000 had to be restated and increased by £9.8 million.

Critical accounting policies

The Company’s significant accounting policies are discussed in the Notes to Consolidated Financial Statements. The Company’s critical accounting policies are subject to management estimates and judgments which affect the application of such policies, and the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company’s critical accounting policies include:

Asbestos

The Company estimates that the gross liability for the cost of resolving current and probable future asbestos claims against its US subsidiaries until 2010 will be approximately $235 million, including defence costs, but before tax benefit and not discounted to present value. At December 31, 2002, net provisions totalling $123 million were in place to cover these estimated costs, after taking into account expected insurance recoveries of approximately $112 million. In establishing the provisions, assumptions have been made as to the number, disease mix and location of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims and time scale of resolution of new claims five years after receipt and the continued solvency of co-defendants. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims until 2010 will be an accurate prediction of the actual costs that may be incurred and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur.

Factors which could cause actual results to differ from such estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws: (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries, and (viii) potential legislative changes.

In light of such factors, the liability of the Company’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims, both before and after 2010, might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that the liability and costs associated with its asbestos claims will have such a material adverse effect and, even assuming a deterioration in current trends, on the evidence available to it the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

See Note 19 of the Notes to Consolidated Financial Statements for further discussion of asbestos matters.

Impairment

The Company adopts FRS 11 “Impairment of fixed assets and goodwill” under UK GAAP and has adopted SFAS 121 “Accounting for the impairment of long lived assets and for long lived assets to be disposed of” together with the SFAS 142 “Goodwill and other intangible assets” under US GAAP.

The Company assesses the fair value and recoverability of assets, including goodwill, by calculating the implied fair value of goodwill and comparing this with the actual goodwill attributable to the reporting unit. This involves comparing the fair value of the reporting unit with the sum of any unrecognised separate intangible assets included in the goodwill figure and the fair value of the recognised net assets attributed to the reporting unit. The use of different estimates, assumptions and judgments, especially those involved in ascribing a value to intangible assets and other assets, together with the expectations of future industry conditions and operations, would likely result in materially different carrying values of assets.

Pensions and other post-retirement benefits

The Company currently adopts under UK GAAP SSAP 24 “Accounting for pension costs” in the Consolidated Financial Statements. The Company has also included in the Consolidated Financial Statements additional disclosures showing, inter alia, the effect that the alternate accounting standard FRS 17 “Retirement Benefits”, would have had on the Consolidated Financial Statement had it been adopted by the Company. Under US GAAP, the Company adopts SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”.

These accounting standards require the Company to make assumptions including, but not limited to, future asset returns and health care costs, rates of inflation and discount rates. The use of different assumptions, whether under FRS17 or otherwise, could have a material effect on the relative accounting values of the relevant assets and liabilities which could result in a material change to the cost of such liabilities as recognised in the profit and loss account over time. These assumptions are subject to periodic review. At the end of fiscal 2002, asset return assumptions were revised downwards, reflecting the generally less optimistic outlook for investment returns over the medium term.

See Notes 21 and 26 of the Notes to Consolidated Financial Statements for additional information regarding the Company’s pension and other post-retirement benefits.

Item 5B Liquidity and Capital Resources

Fiscal 2002 net cash inflow as illustrated in the table below was £65.8 million as compared with £382.3 million in fiscal 2001 and £183.9 million in fiscal 2000.

	Year Ended December 31
	2002	2001	2000
	(Pounds Sterling Millions)
Net cash inflow from operating activities	585.9	625.5	507.6

Dividends received from associates	8.3	7.6	14.6

Dividends received from joint-ventures	26.9	19.5	10.0

Returns on investments and servicing of finance
Interest received	38.8	67.1	67.7
Interest paid	(125.3)	(173.8)	(156.5)
Interest element of finance lease rental payments	(0.4)	(0.6)	(0.8)

Net cash (outflow) from returns on investment and servicing of finance	(86.9)	(107.3)	(89.6)

Taxation	(19.7)	(73.0)	(60.3)

Capital expenditure and financial investments
Purchase of tangible fixed assets	(143.2)	(161.4)	(176.0)
Purchase of fixed asset investments	(30.6)	(18.4)	(2.8)
Purchase of current asset investments	(0.2)	—	—
Sale of tangible fixed assets	32.5	49.2	18.4
Sale of fixed asset investments	2.1	—	23.4

Net cash (outflow) from capital expenditure and financial investments	(139.4)	(130.6)	(137.0)

Acquisitions and disposals
Cash in acquired and disposed subsidiary undertakings	6.6	7.1	20.6
Demerger costs	—	(3.1)	(0.2)
Acquisition of subsidiary undertakings	(152.7)	(57.8)	(1,420.8)
Disposal of subsidiary undertakings	41.9	224.0	30.2

Net cash (outflow)/inflow from acquisitions and disposals	(104.2)	170.2	(1,370.2)

Dividends paid	(103.8)	(101.3)	(91.7)

Management of liquid resources
Decrease in current asset investments	347.0	51.5	71.8
Cash (added to)/withdrawn from deposits	(674.3)	163.1	562.8

	(327.3)	214.6	634.6

Net cash (outflow)/inflow before financing	(160.2)	625.2	(582.0)
Financing
Issue of ordinary share capital	2.6	1.9	1.7
Proceeds from/(repayments of) short term loans	227.8	(179.7)	440.1
Proceeds of debenture loans	—	1.3	506.6
Repayments of bank loans	—	(3.6)	—
Repayments of debenture loans	(3.1)	(57.1)	(175.9)
Capital element of finance lease rental payments	(1.3)	(5.7)	(6.6)

Net cash inflow/(outflow) from financing	226.0	(242.9)	765.9

Net cash inflow for the year after financing	65.8	382.3	183.9

The change in net debt can be summarised as follows in respect of fiscal 2002, fiscal 2001 and fiscal 2000:

	Year Ended December 31
	2002	2001	2000
	(Pounds Sterling Millions)
Net cash inflow after financing	65.8	382.3	183.9
Decrease/(increase) in long term debt	4.4	65.1	(324.1)
Cash added to/(withdrawn from) deposits	674.3	(163.1)	(562.8)
Decrease in liquid resources	(347.0)	(51.5)	(71.8)
(Increase)/decrease in short term loans	(227.8)	179.7	(440.1)

Change in net debt resulting from cashflows	169.7	412.5	(1,214.9)
Loans and finance leases acquired with subsidiaries	(0.2)	—	(237.0)
Loans and finance leases relating to disposals	0.2	—	0.5
Deposits and liquid resources of businesses acquired	—	—	31.3
Other financing movements	(0.7)	(6.8)	(0.4)
Exchange movement	90.8	(16.2)	(127.0)

Movement in net debt in the year	259.8	389.5	(1,547.5)
Opening net (debt)	(1,429.7)	(1,819.2)	(271.7)

Closing net (debt)	(1,169.9)	(1,429.7)	(1,819.2)

In addition to the high level of free cashflow of the group, Hanson operates a prudent approach to liquidity management using a mixture of long term debt together with short term cash and investments. At the end of fiscal 2002, Hanson’s net debt of £1,169.9 million represented gross debt of £2,553.3 million offset by cash and securities of £1,383.4 million. To improve its liquidity position, Hanson has a £900.0 million revolving credit facility, £600.0 million of which expires in 2006, while £300.0 million expires on March 28, 2003 but may be extended for a further year at the option of Hanson. Hanson has given notice to the bank syndicate to extend the £300 million portion of the facility until March 28, 2004, and the majority of the banks in the syndicate with aggregate commitments of £259.9 million have agreed to extend the facility. At December 31, 2002, £561.7 million of this facility was unused. Accordingly, Hanson believes the funding available from these and other sources will be sufficient to satisfy the group’s working capital requirements in the near to medium term.

The first of Hanson’s three $750.0 million bonds matured on January 15, 2003. The remaining two issues mature in 2005 and 2010 respectively.

The net liquidity position of Hanson at December 31, 2002 was as follows:-

	(Debt)	Cash and Investments	(Net Debt)	Available Maturing Committed Credit Facilities	Cumulative Net Liquidity Surplus (Deficit)
	(Pound Sterling Millions)
2003	(1,581.0)	1,383.4	(197.6)	991.5	793.9
2004	(33.9)	—	(33.9)	(365.2)	394.8
2005	(468.8)	—	(468.8)	(26.3)	(100.3)
2006	(1.9)	—	(1.9)	(600.0)	(702.2)
2007	(0.5)	—	(0.5)	—	(702.7)
thereafter	(467.2)	—	(467.2)	—	(1,169.9)

	(2,553.3)	1,383.4	(1,169.9)	—

The table above shows the cumulative amount of net debt maturing in each period as compared to the level of committed credit facilities held. This shows that before taking into account free cashflow Hanson holds sufficient funds and facilities to meet all of its debt obligations that arise in the next two years.

In January, 2003, Hanson entered into a bilateral credit agreement for approximately £200 million with a term of five years. Also in that same month, the US Securities and Exchange Commission declared effective Hanson’s shelf registration statement on Form F-3 for the issuance of up to $1.5 billion in public debt securities.

Hanson credit facilities contain a financial covenant consistent with, but less restrictive than, the group leverage target of interest cover, on an EBITA basis, of five times. Hanson does not, therefore, anticipate that this covenant will restrict funding or investment strategies in the foreseeable future.

The credit ratings of Hanson, which are a key determinant of the price and terms on which Hanson can obtain both short term and long term debt, were unchanged during the year as follows:

	Short term	Long term
Fitch	F2	BBB+
Moody’s	P2	Baa1
Standard & Poor’s	A2	BBB+

European Economic and Monetary Union (“EMU”)

As from January 1, 1999 a single currency, the “euro”, was introduced in the EMU, with 12 Member States now participating. The first phase related to transactions that were non cash items with the introduction of notes and coins on January 1, 2002. All of Hanson’s European subsidiaries have examined the implications for their business operations of the introduction of the euro. In particular this involved examining the costs and benefits of introducing the euro, the impact on information technology systems, and the legal, financial, purchasing, sales and marketing issues. The costs associated with the introduction of the euro are included within the normal costs of each division as part of planned capital and revenue expenditure. Such costs are not expected to be material. Until such time as the United Kingdom agrees to join the EMU Hanson intends to use the pound sterling for all of its domestic UK transactions.

Effects of Inflation

Inflation did not have a significant effect on Hanson’s results of operations for fiscal 2000, fiscal 2001 and fiscal 2002.

Item 5C Research and Development, Patents and Licenses, etc

The development and improvement of new and existing products is a continuing process within Hanson’s businesses. The total expenditure on research and development in fiscal 2002, fiscal 2001 and fiscal 2000 was £1.6 million, £1.2 million and £2.2 million, respectively.

Item 5D Trend Information

Trends, uncertainties and events which could have a material impact on Hanson’s net revenues, income from continuing operations, net income and liquidity or capital resources are contained in Item 5A “Operating Results” and Item 5B “Liquidity and Capital Resources” of this Annual Report.

Item 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A Directors and Senior Management

The directors (including senior management) of Hanson PLC as of March 7, 2003 and the year of the AGM at which he or she is expected to retire are set out below.

Executive Directors	Position	Year of AGM
Alan J Murray	Chief Executive	2003
Graham Dransfield	Legal Director	2003
Jonathan C Nicholls	Finance Director	2003
Simon N Vivian	Chief Executive – HBME	2004

Non-Executive Directors
Christopher D Collins (1)(3)	2005
The Rt. Hon. Lord Baker of Dorking CH (1)(2)	2005
W Frank Blount (2)	2004
Simon L Keswick (1)(3)	2004
The Baroness Noakes DBE (2)(3)	2004
John M Schubert	Retiring at 2003 AGM

(1) Member of the Nominations Committee.

(2) Member of the Remuneration Committee.

(3) Member of the Audit Committee.

Christopher Collins, Chairman, age 63, joined Hanson in 1989 and appointed to the board in 1991 as director responsible for corporate development. Appointed vice-chairman in 1995 and chairman in 1998. Non-executive chairman of Forth Ports PLC and non-executive director of Old Mutual plc, The Go-Ahead Group plc and Alfred McAlpine PLC.

Alan Murray, Chief Executive, age 49, joined Hanson in 1988. In 1989 he moved to ARC where he held several senior financial roles until 1993 when he became finance director of Hanson Brick. He was appointed assistant finance director of Hanson in 1995 and finance director in 1997. He became chief executive of Hanson Building Materials America in June 1998 and chief executive of Hanson in April 2002. He is also on the board of the National Stone, Sand and Gravel Association.

Jonathan Nicholls, Finance Director, age 45, joined Hanson in 1996 as group treasurer after being at Abbey National since 1985 where he held the positions of deputy treasurer of Abbey National PLC and deputy chief executive of Abbey National Treasury Services PLC. He was appointed finance director of Hanson in June 1998.

Graham Dransfield, Legal Director, age 52, joined Hanson as a solicitor in 1982 from Slaughter and May where he qualified in 1976. He became company secretary in 1986 and, after serving as senior solicitor from 1987, was appointed to the board in 1992.

Simon Vivian, Chief Executive – Hanson Building Materials Europe, age 45, joined Hanson in 1987 and was appointed finance director of ARC in 1992, managing director of ARC Southern in 1993 and chief executive of ARC in 1996. He was appointed as an executive director of Hanson in January 1999. He is a past chairman of the Quarry Products Association (QPA), a member of the QPA council and a Fellow of the Institute of Quarrying. He is the director responsible for environmental matters and health and safety.

The Rt Hon. Lord Baker of Dorking CH, Non-Executive Director, age 68. Non-executive director since 1992 and chairman of the remuneration committee. Secretary of State for the Environment 1985-86. Secretary of State for Education and Science 1986-89. Chairman of the Conservative Party 1989-90. Home Secretary 1990-1992. Chairman of Business Serve plc and Monstermob Limited and non-executive director of Millennium Chemicals Inc. and Stanley Leisure Plc. Honorary director of the Museum of British History and president of the Royal London Society for the Blind.

W Frank Blount, Non-Executive Director, age 64. Non-executive director since 2000 and previously a non-executive director of Pioneer International Ltd. Chairman and chief executive of JI Ventures, Inc. Non-executive director of Caterpillar, Inc., Entergy Corporation, Adtran, Inc. and Alcatel, Inc. He has also served as chief executive and director of Telstra Corporation Ltd from 1992-99 and chief executive officer and chairman of Cypress Communications, Inc. from 2000-2002. He was group president of AT&T Corp. from 1988-91.

Simon Keswick, Non-Executive Director, age 60. Non-executive director since 1991 and senior independent director. Director of Jardine Matheson Holdings Ltd, Matheson & Co Ltd, Jardine Lloyd Thompson Group PLC and Jardine Motors Group plc. Chairman of Dairy Farm International, Hongkong Land, Mandarin Oriental and The Fleming Mercantile Investment Trust PLC.

The Baroness Noakes DBE, Non-Executive Director, age 53. Non-executive director since 2001 and chairman of the audit committee. Formerly a partner in accountants KPMG, she is a non-executive director of Carpetright Plc and John Laing plc and a trustee of the Reuters Founders Share Company. She is also a member of the Council of the Institute of Business Ethics. She was formerly director of finance and corporate information on the NHS Management Executive and was the senior non-executive director of the Court of the Bank of England. She has also been a member of both the Takeover Panel and the Private Finance Panel. She is a Fellow of the Institute of Chartered Accountants in England and Wales and was president of that institute in 1999-2000. She is a director of the English National Opera.

John Schubert, Non-Executive Director, age 60. Non-executive director since 2000. He was appointed managing director and chief executive officer of Pioneer International Ltd in July 1993. He was previously chairman and managing director of Esso Australia Ltd, a subsidiary of Exxon Corporation. He is a president of the Business Council of Australia, deputy chairman of Commonwealth Bank of Australia Ltd, chairman of Worley Advisory Board and G2 Therapies Ltd, a director of BHP Billiton Ltd, BHP Billiton PLC, Qantas Airways Ltd, the Australia Graduate School of Management and the Great Barrier Reef Research Foundation.

Item 6B Compensation

For the year ended December 31, 2002, the aggregate compensation paid or accrued by Hanson and its subsidiaries to or for all directors at December 31, 2002 as a group (12 persons) for services in all capacities was £3.9 million. Such compensation was primarily in the form of salaries and amounts paid as annual bonuses pursuant to performance linked annual bonus schemes and shares vesting under the long-term incentive plan. Annual bonuses paid to directors and the number of shares vesting in directors under the Company’s long term incentive arrangements are supervised by the remuneration committee of the board of directors.

The following table sets forth the directors’ emoluments:

	Fiscal 2002 £ 000	Fiscal 2001 £ 000
Independent non-executive directors’ fees	240	214
Chairman and executive directors’ salaries and benefits	1,913	1,969
Long-term incentive plan (“LTIP”) (1)	217	1,399
Executive directors’ annual bonuses	824	589
Termination payments (2)	660	—

	3,854	4,171

Emoluments of highest paid director	1,013	898

1)	The value of the shares vesting under the LTIP in fiscal 2001 and 2002 are based on the share prices on the day of vesting, being 459p on September 11, 2001 and 393.25p on September 17, 2002.
2)	A J H Dougal ceased to be a director on May 14, 2002. Under the terms of his service contract the Company was obliged to compensate him for loss of office.

Under Hanson’s Articles of Association, the maximum aggregate amount of remuneration payable to Hanson’s non-executive directors (as a group) is £500,000 per annum.

Remuneration during the year to December 31, 2002 of the directors in office during the year was as follows:

	Salary/ Fees	Annual Bonus	Benefits	Termination Payments	Total Fiscal 2002	Total Fiscal 2001	LTIP Vested 2002	LTIP Vested 2001
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
C D Collins	165	—	18	—	183	177	—	321
A J Murray	475	334	29	—	838	644	175	254
G Dransfield	300	149	19	—	468	394	—	269
J C Nicholls	340	169	65	—	574	433	—	207
S N Vivian	310	172	18	—	500	373	42	69
A J H Dougal*	167	—	7	660	834	537	—	279
The Rt. Hon. Lord Baker of Dorking, CH	44	—	—	—	44	43	—	—
W F Blount	36	—	—	—	36	37	—	—
D M Hoare**	33	—	—	—	33	30	—	—
S L Keswick	56	—	—	—	56	46	—	—
J M Schubert	33	—	—	—	33	30	—	—
The Baroness Noakes DBE	38	—	—	—	38	11	—	—

*	Ceased to be a director on May 14, 2002.

**	Resigned as a director on January 31, 2003.

Outstanding Executive Share Options Plan

Details of options outstanding under Hanson’s closed executive share option plans and of the interest of the directors in such plans at March 7, 2003 are set out below.

	Number of Ordinary Shares issuable upon exercise	Range of exercise prices per Ordinary Share	Weighted average exercise price per Ordinary Share	Range of expiration dates
		(pence per share)	(pence per share)
Title of plan
Executive share option plan A	1,170,776	356.4 – 482.6	418.3	3/2003-12/2005
Executive share option plan B	826,045	356.4 – 482.6	416.5	3/2003-12/2005

Total	1,996,821

C D Collins	162,940	356.4 – 482.6	417.0	1/2004-12/2005
A J Murray	119,953	356.4 – 482.6	390.7	1/2004-12/2005
G Dransfield	184,419	356.4 – 482.6	402.1	1/2004-12/2005
S N Vivian	54,327	412.3 – 482.6	443.9	1/2004-12/2004

The Ordinary Shares subject to outstanding options at March 7, 2003 under the closed executive share option plans were held by 137 employees. No performance conditions apply to the right to exercise the options granted and no further grants will be made under the plans, the last grant having been made in December 1995.

Details of options outstanding under Hanson’s UK Inland Revenue approved share option scheme and approved sharesave scheme and under the new share option plan approved by shareholders in fiscal 2001 and of the interests of the directors in such schemes and plan at March 7, 2003 are set out below.

	Number of Ordinary Shares issuable upon exercise	Range of exercise prices per Ordinary Share	Weighted average exercise price per Ordinary Share	Range of expiration dates
		(pence per share)	(pence per share)
Title of plan
Share option scheme	129,000	331.25	331.25	9/2008
Sharesave scheme	5,286,789	224-428	320.7	3/2003-5/2010
Share option plan	3,440,836	290.4-473.3	383.6	5/2004-3/2013

Share option scheme

The executive directors of Hanson are not entitled to be, and no executive officer of Hanson has been, granted options under the share option scheme.

Sharesave scheme
A J Murray	2,971	318.0	318.0	5/2006
G Dransfield	5,702	265-318.0	293.8	11/2004-5/2008
J C Nicholls	2,263	428.0	428.0	5/2005
S N Vivian	5,165	318.0	318.0	5/2008

Share option plan
A J Murray	232,438	290.4	290.4	3/2006-3/2013
G Dransfield	229,548	290.4-473.3	387.7	5/2004-3/2013
J C Nicholls	257,984	290.4-473.3	379.9	5/2004-3/2013
S N Vivian	234,374	290.4-473.3	384.0	5/2004-3/2013

The Ordinary Shares subject to outstanding options under the share option scheme were held by 22 persons.

The Ordinary Shares subject to outstanding options under the sharesave scheme were held by approximately 3,300 employees.

The Ordinary Shares subject to outstanding options under the share option plan were held by 45 employees.

Long-term Incentive Plan

An outstanding maximum of approximately 15.6 million Ordinary Shares held by approximately 350 employees have been conditionally awarded under Hanson’s long-term incentive plan, of which 1,618,883 Ordinary Shares are attributable to the interests of the directors as set out below.

Balance at March 7, 2003
A J Murray	725,773
G Dransfield	289,260
J C Nicholls	315,874
S N Vivian	287,976

Performance Conditions

The grants of options made under the share option plan and the awards made under the long-term incentive plan are subject to the achievement of performance targets over a performance period set by the remuneration committee. All grants of options under the share option plan and awards of shares under the long-term incentive plan made during fiscal 2001, fiscal 2002 and fiscal 2003 have been made on the basis that 50% of the grant or award is subject to the attainment of an economic value added target and 50% subject to a total shareholder return target. The award made during fiscal 2000 under the long-term incentive plan was subject only to a total shareholder return target.

Additional information on Hanson’s sharesave scheme, share option scheme, share option plan and long-term incentive plan is contained in Item 6E “Share Ownership” of this Annual Report.

Item 6C Board Practices

Under Hanson’s Articles of Association, at every AGM one-third (or the nearest number to but not exceeding one-third) of the directors shall retire from office, and all vacant directorships may be filled at that meeting. The maximum number of directors under Hanson’s Articles of Association is 25. The directors to retire in each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election and all directors are subject to re-election at least every three years. However, if at any AGM the place of a retiring director is not filled, the retiring director, if willing to act, is deemed to have been re-elected, unless at such meeting it is resolved not to fill such vacated office, or unless a motion for his re-election shall have been put to the meeting and lost. A director appointed since the last AGM holds office only until the next AGM following his appointment, when he shall retire, but shall be eligible for election. No person other than a director retiring at an AGM shall, unless recommended by the directors for election, be eligible for the office of director at the AGM unless, not less than three nor more than 14 days before the day appointed for the meeting, the Secretary of Hanson shall have received written notice from a shareholder duly qualified to be present and vote at the meeting of his intention to propose such person for election and written notice, signed by the person to be proposed, of his willingness to be elected. The board of directors may from time to time appoint one or more of its number for any corporate office for such period, on such terms, as it thinks fit.

The chairman and the executive directors of Hanson are employed on rolling contracts of service subject to 52 weeks’ notice of termination. Other than an entitlement to compensation on terms set out in the service contract for failure by the Company to give such notice there are no benefits provided under the service contract for any executive director upon the lawful termination of his employment. Entitlements of executive directors on termination of their employment under the share schemes and plans described in Item 6E “Share Ownership” of this Annual Report are in accordance with the rules of such plans, unless otherwise agreed by the remuneration committee.

Non-executive directors are appointed at the will of the Company and the non-executive director concerned, save that the appointments of S L Keswick and The Rt. Hon. Lord Baker terminate at the AGM at which they are respectively due to retire.

Corporate Governance

Hanson was in compliance throughout the year ended December 31, 2002 with the Combined Code on Corporate Governance (“Combined Code”) issued by the London Stock Exchange.

UK company law requires the directors of the Company to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss of the group for that year. In preparing these accounts, the directors consider that they have selected suitable accounting policies and applied them consistently, made judgements and estimates that are reasonable and prudent, and followed applicable accounting standards.

The directors of the Company are also responsible for ensuring that the group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and enable them to ensure that the accounts comply with the Companies Act 1985 of Great Britain (the “Companies Act”). They are responsible for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Audit Committee

The audit committee is comprised of three non-executive directors, The Baroness Noakes (chairman), S L Keswick and C D Collins. It meets at least three times a year, with the external auditors in attendance. The committee’s terms of reference comply with the Combined Code. Its duties include the review of the objectivity and independence of the auditors, the Company’s accounting policies, financial and other reporting procedures, audit fees (including remuneration received by auditors for non-audit work) and the Company’s statement on internal control prior to endorsement by the board. It is anticipated that on the appointment of a new independent non-executive director, C D Collins will cease to act as a member of the audit committee, and will be replaced by the new person.

Remuneration Committee

The remuneration committee is comprised of three non-executive directors, The Rt. Hon. Lord Baker (chairman), W F Blount and The Baroness Noakes. The role of the remuneration committee is to consider and make recommendations on the framework of executive remuneration (the “policy”) for approval by the board of directors. In accordance with the policy agreed, the remuneration committee will consider, recommend as appropriate and approve the conditions of service of the executive directors, including the duration of any service agreements, and the emoluments and other benefits payable under such agreements, including pension entitlements and participation in incentive arrangements. It also oversees the Company’s long term incentive plan and option schemes.

Hanson operates in competitive and international markets. To continue to compete successfully it is essential that the Company attracts, develops, retains and motivates talented high-calibre executive directors in the best interest of shareholders. To ensure that its remuneration rates are competitive, whilst not being excessive, the remuneration committee keeps remuneration under regular review in light of emerging best practice.

The remuneration policy is designed to provide packages, which take account of individual performance:

i)	in the knowledge of what comparable, in terms of size and complexity, UK and international companies are paying;

ii)	in the context of packages offered throughout Hanson; and

iii)	to include short and long-term performance related elements, potentially a significant portion of total rewards, to motivate the highest performance and to align the interests of directors and shareholders.

Share incentives are considered to be an important part of the incentive policy for directors. While there is no specific shareholding requirement for directors, shares arising from share based incentive plans are expected to be retained.

Hanson operates a number of defined benefit pension plans which cover most employees, including executive directors. Benefits are based primarily on years of credited service and final average pensionable pay (basic salary only), as defined under the respective plans. The maximum pension payable under the plans is two thirds of salary. Information on Hanson’s pension plans is shown in Note 29 of the Notes to Consolidated Financial Statements.

Nominations Committee

The nominations committee is comprised of C D Collins (chairman), The Rt. Hon. Lord Baker and S L Keswick. The committee’s terms of reference provide for it to make recommendations to the board of directors on the appointment of all directors. New directors appointed by the board must submit themselves for election by the shareholders at the AGM following their appointment. Thereafter all directors are subject to re-election every three years. Re-appointment of the non-executive directors is not automatic and is subject to consideration by the committee, prior to approval by the board of directors.

Item 6D Employees

The table below analyses the distribution of the average number of employees for the last three fiscal years by division and by geographic location.

Average number of employees during fiscal 2002	North America	UK	Continental Europe	Australia	Asia	Total
Hanson Building Materials America	11,400					11,400
Hanson Building Materials Europe		7,200	1,500			8,700
Hanson Australia				2,300		2,300
Hanson Pacific					3,000	3,000
Central and other		100				100

Continuing Operations	11,400	7,300	1,500	2,300	3,000	25,500
Discontinued			400			400

Total	11,400	7,300	1,900	2,300	3,000	25,900

Average number of employees during fiscal 2001	North America	UK	Continental Europe	Australia	Asia	Total
Hanson Building Materials America	12,000					12,000
Hanson Building Materials Europe		6,700	1,300			8,000
Hanson Australia				2,200		2,200
Hanson Pacific					2,900	2,900
Central and other		100				100

Continuing Operations	12,000	6,800	1,300	2,200	2,900	25,200
Discontinued	600		1,000	100		1,700

Total	12,600	6,800	2,300	2,300	2,900	26,900

Average number of employees during fiscal 2000	North America	UK	Continental Europe	Australia	Asia	Total
Hanson Building Materials America	10,700					10,700
Hanson Building Materials Europe		5,900	1,600			7,500
Hanson Australia				1,500		1,500
Hanson Pacific					2,100	2,100
Central and other		100				100

Continuing Operations	10,700	6,000	1,600	1,500	2,100	21,900
Discontinued	1,000	300	1,000	100	400	2,800

Total	11,700	6,300	2,600	1,600	2,500	24,700

Hanson believes that in general its relationship with its employees and trade unions or other bodies representing its employees is good.

Item 6E Share Ownership

The following table sets forth certain information as of March 7, 2003 with respect to the interests (as defined in the Companies Act) of the executive and non-executive directors of Hanson as at that date individually and of all directors of Hanson as a group (10 persons) in Ordinary Shares, in options to acquire Ordinary Shares under the closed executive share option plans, the new share option plan and the sharesave scheme, and in conditional awards of Ordinary Shares granted under the long-term incentive plan.

Additional information concerning Hanson’s sharesave scheme, share option scheme, share option plan and long-term incentive plan is set out below and under Item 6B “Compensation” of this Annual Report.

	Ordinary Shares (1)	Ordinary Shares Subject to Option (1)	Conditional Interest in Ordinary Shares
C D Collins (2)	139,944	162,940	—
A J Murray	198,661	366,249	725,773
G Dransfield	116,231	419,669	289,260
J C Nicholls	55,715	260,247	315,874
S N Vivian	57,844	293,866	287,976
The Rt. Hon. Lord Baker CH	3,625	—	—
W F Blount	1,000	—	—
S L Keswick	5,000	—	—
The Baroness Noakes DBE	7,600	—	—
J M Schubert	16,000	—	—
All directors as a group (10 persons) (1) (2)	601,620	1,502,971	1,618,883

(1)	The total of the listed holdings represents less than 1% of the total number of Ordinary Shares outstanding or less than 1%, in the case of Ordinary Shares subject to options exercisable within 60 days, deemed outstanding, with respect to a particular person or group. None of the directors individually has an interest in excess of 1% of the total number of Ordinary Shares outstanding.

(2)	Includes a non-beneficial interest in 6,875 Ordinary Shares.

The Hanson Sharesave Scheme (the “Sharesave Scheme”)

Eligibility – All employees of Hanson and any participating member of the Hanson group who pay tax under Case I of Schedule E under the Income and Corporation Taxes Act 1988 of Great Britain and who have the requisite period of continuous employment (determined by the board of directors of Hanson, but not exceeding five years) are entitled to participate. The board of directors has discretion to include other employees. An additional condition of eligibility for employees who are directors is that they must work at least 25 hours per week for a participating member of the Hanson group.

Subscription Price – The price payable on the exercise of an option will be determined by the board of directors of Hanson, but shall not be less then 80 per cent. of the middle market quotation of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for such dealing day falling within the 30 days immediately preceding the date of grant as is selected by the board of directors.

Options – Options will entitle the participant to acquire (either by purchase or by subscription) Ordinary Shares. Options will be personal to the participant and his or her personal representatives and may not be transferred or assigned.

Grant of Options – If the board of directors resolves to operate the Sharesave Scheme, all eligible employees will be invited to apply for options. It is a condition of such application that employees enter into a savings contract with an approved savings institution under which participants save between £5 and (currently) £250 per month. After either 36 or 60 monthly contributions have been made a bonus is payable, based on interest rates current at the time when the savings contract was entered into. If 60 contributions are made and the savings are left undisturbed for another two years, a further bonus is payable. Options may be granted for three, five or seven years, that is, until the relevant bonus date. They may be exercised only with the available proceeds of the savings contract. The duration of any option is determined at the date of grant. Participants may withdraw from a savings contract at any time (though their options may then lapse) and are not obliged to exercise an option when the contract matures at the relevant bonus date. All savings contracts of any individual which are linked to options are aggregated for the purposes of the limit on savings of (currently) £250 per month. No options may be granted more than ten years after the first grant of options under the Sharesave Scheme.

Exercise of Options – In normal circumstances an option may be exercised during the period of six months commencing on the maturity of the savings contract. An option will be exercisable immediately on the death of a participant or on his/her ceasing to be an eligible employee by reason of injury, disability, redundancy, retirement or reaching the age of 65 or at such other age at which the employee is bound to retire in accordance with the terms of his/her contract of employment or for any other reason if the option has been held for at least three years. Options will also become exercisable on an employee attaining the age of 65 if he or she should continue in employment, on the sale or transfer out of the Hanson group of any member of the Hanson group, or any business or part of a business, to which his/her employment relates and on a change in control or reconstruction of Hanson. On a change in control or reconstruction of Hanson, options may, with the consent of the company acquiring control of Hanson, be released in consideration of the grant of equivalent rights over the shares of the acquiring company or a company associated with it. Rights are equivalent if, broadly speaking, the aggregate market values of the ordinary shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal.

Amendments – Except for amendments designed to ease the administration of the Sharesave Scheme and to maintain the approval of the Board of Inland Revenue or otherwise maintain favourable tax treatment, no amendment which is to the advantage of existing or future participants may be made to those provisions dealing with eligibility, individual or scheme limits, the terms of options or the adjustment of options without the prior approval of shareholders in general meeting.

The Hanson Inland Revenue Approved Share Option Scheme (the “Revenue Approved Share Option Scheme”)

Eligibility – All employees of Hanson and the participating subsidiaries (other than those who are directors) of Hanson who are required to devote substantially the whole of their working time to their duties will be eligible for participation at the discretion of the remuneration committee.

Options – Options will entitle the recipient to acquire Ordinary Shares by purchase. Options will be personal to the participant and his or her personal representatives and may not be transferred. No payment will be required for the grant of an option.

Timing – Options may normally only be granted in the six weeks following the announcement of the results of Hanson for any period. No option may be granted more than ten years after the first grant of options under the Share Option Scheme.

Exercise price – The exercise price may not be less than an amount equal to the market quotation of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for the dealing day immediately preceding the date of grant or, where options are granted pursuant to an invitation, the date of the invitation.

Individual limit – The maximum number of Ordinary Shares over which an employee may be granted an option on any date, when added to those in respect of which he or she had been granted options in the previous ten years under the Revenue Approved Share Option Scheme (except to the extent already exercised), will be limited so that the aggregate cost of exercise: (i) in the case of an Inland Revenue approved scheme does not exceed £30,000 and, (ii) in the case of the aggregate of all share option schemes, does not exceed four times his or her annual remuneration.

Exercise of options – Options will be exercisable in whole or in part not earlier than three years and not later than ten years after grant and normally only for so long as the participant remains employed by the Hanson group. Exercise will, however, be permitted: (i) if the participant’s employment ends as a result of ill-health, injury, disability, redundancy, early retirement with a right to an immediate pension or death; or (ii) if the company by which the participant is employed, or the business in which he or she works, is sold outside the Hanson group. If the participant ceases to be employed by reason of retirement at or after normal retirement age, he or she may exercise options granted to him or her two years or more previously. Except in these circumstances or where the remuneration committee decides otherwise, options will lapse if the participant ceases to be employed by the Hanson group.

The exercise of options will be permitted in the event of a change of control, a reorganisation, an amalgamation or a voluntary winding up of Hanson. On a change of control or reorganisation of Hanson, options may, with the consent of the company acquiring control of Hanson, be released in consideration of the grant of equivalent rights over the shares of the acquiring company or a company associated with it. Rights are equivalent if, broadly speaking, the aggregate market value of the shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal.

Issue of shares – Ordinary Shares acquired on the exercise of options will rank equally with the then issued Ordinary Shares except for rights attaching to shares by reference to a record time or date preceding the time or date of acquisition.

Variation of capital – In the event of any variation in the share capital of Hanson (including a capitalisation or rights issue, or any consolidation, subdivision or reduction of the share capital), the number and nominal amount of Ordinary Shares subject to an option, the rights attached to an option and the exercise price may be adjusted by the remuneration committee in such manner as it determines to be appropriate, subject to the auditors of Hanson confirming in writing that such adjustment is, in their opinion, fair and reasonable.

Amendments – The remuneration committee may make such amendments to the Revenue Approved Share Option Scheme as it considers necessary to retain the approval of the Inland Revenue or to take account of changes to applicable legislation. The remuneration committee may also make such amendments to the Revenue Approved Share Option Scheme and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any member of the Hanson group. Except as described above or for amendments designed to ease the administration of the Revenue Approved Share Option Scheme, no amendment which is to the advantage of existing or future participants may be made to those provisions dealing with eligibility, individual or scheme limits, the terms of options or the adjustment of options without the prior approval of shareholders in general meeting.

The Hanson Share Option Plan (the “Share Option Plan”)

Eligibility – All employees (including those who are directors) of Hanson and its subsidiaries who are required to devote substantially the whole of their working time to their duties will be eligible for participation in the Share Option Plan, at the discretion of the remuneration committee. It is the current intention of the remuneration committee to limit the application of the Share Option Plan to executive directors and senior personnel within the Hanson group. An option may not be granted under the Share Option Plan to a participant within eighteen months prior to the date on which the participant is obliged to retire under his or her contract of employment.

Options – Options will entitle the recipient to acquire Ordinary Shares either by purchase or subscription. Options will be personal to the participant and his or her personal representatives and may not be transferred or assigned. No payment will be required for the grant of an option. No grants may be made after April 24, 2006 under the Share Option Plan.

Timing – Options may normally only be granted in the six weeks following the announcement of the results of Hanson for any period, save in exceptional circumstances such as following new appointments, promotions or acquisitions of other businesses and for the first grant following approval by shareholders of the Share Option Plan.

Exercise Price – The exercise may not be less than the average of the middle market quotation of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of grant.

Performance Conditions – Each grant will be subject to one or more performance condition(s) which will determine whether and to what extent the Ordinary Shares subject to the option will be capable of being exercised by the participant. The performance period for awards will be determined by the remuneration committee but will not be less than three years. The performance condition(s) will be determined at the date of award and will be such as to require underlying sustained financial growth of Hanson. The remuneration committee will have discretion to amend the performance conditions in certain specified circumstances, provided that the amended conditions are neither materially easier nor materially more difficult to achieve than the conditions originally prescribed. The performance conditions attaching to each grant under the Share Option Plan will be described in Hanson’s UK Report and Accounts for the year in which the relevant grant is made, and any amendment to the conditions will also be described in the Report and Accounts for that year.

Exercise of options – Options will be exercisable, to the extent any performance conditions have been satisfied, in whole or in part not earlier than the end of the performance period and not later than ten years after the date of grant and normally only for so long as the participant remains employed by the Hanson group. Exercise will, however, be permitted: (i) if the participant’s employment ends as a result of death, ill-health, injury, disability, redundancy or retirement on or after reaching his or her contractual retirement date or (ii) if the company by which the participant is employed, or the business in which he or she works, is sold outside the Hanson group.

Except in these circumstances or where the remuneration committee decides otherwise, options will lapse if the participant ceases to be employed by the Hanson group. The exercise of options will also be permitted in the event of a change of control, a reorganisation, amalgamation, a voluntary winding up of Hanson or any other relevant event where the remuneration committee deems it appropriate.

Issue of shares – Ordinary Shares acquired or issued on the exercise of options will rank equally with the then issued Ordinary Shares except for rights attaching to shares by reference to a record time or date preceding the time or date of acquisition or issue.

Variation of capitalIn the event of any variation in the share capital of Hanson (including a capitalisation or rights issue, or any consolidation, subdivision or reduction of the share capital), the number and nominal amount of Ordinary Shares subject to an option, the rights attached to an option and the exercise price may be adjusted by the remuneration committee in such manner as it determines to be appropriate, subject to the auditors of Hanson confirming in writing that such adjustment is, in their opinion, fair and reasonable.

Amendments – The remuneration committee may make such amendments to the Share Option Plan and to the terms of any grant as may be necessary or desirable to take account of changes in any applicable legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any member of the Hanson group.

Except as described above, or for minor amendments designed to ease the administration of the Share Option Plan, no amendment which is to the advantage of participants may be made to the provisions of the Share Option Plan which relate to eligibility, grant of awards, release of a participant’s vested options, rights of new shares allotted, leaving employment, change in control and liquidation, variation of capital, non-transferability of awards, plan limits and amendments without the prior approval of the Company in general meeting. No amendment may be made which prejudices the existing rights of a participant except with the participant’s written consent or that of the majority of the participants affected.

The Hanson Long-Term Incentive Plan (the “Incentive Plan”)

Eligibility – All employees (including those who are directors) of Hanson and the participating subsidiaries who are required to devote substantially the whole of their working time to their duties will be eligible for participation in the Incentive Plan, at the discretion of the remuneration committee. It is the current intention of the remuneration committee to limit the application of the Incentive Plan to executive directors and certain managers within the Hanson group.

Awards – Each award will be in respect of a specified number of Ordinary Shares. Awards will be personal to the participant and his or her personal representatives and may not be transferred or assigned. No payment will be required for an award. No awards may be granted after April 24, 2006 under the Incentive Plan.

Performance Conditions – Each award will be subject to one or more performance condition(s) which will determine whether and to what extent the shares to the award will be released to the participant. The performance period for awards will be determined by the remuneration committee but will not be less than three years. The performance condition(s) will be determined at the date of award and will be such as to require underlying sustained financial growth of Hanson. The remuneration committee will have discretion to amend the performance conditions in certain specified circumstances, provided that the amended conditions are neither materially easier nor materially more difficult to achieve than the conditions originally prescribed. The performance conditions attaching to each award under the Incentive Plan will be described in Hanson’s UK Report and Accounts for the year in which the relevant award is made, and any amendment to the conditions will also be described in the Report and Accounts for that year.

Release of Shares – The number of Ordinary Shares in respect of which an award vests will be determined at the end of the relevant performance period and released to the participant as soon as possible thereafter. If a participant dies, the remuneration committee has the discretion to release some or all of the Ordinary Shares to his or her personal representatives in the 12 months following his or her death, whether or not the performance conditions have been satisfied. A participant’s award will lapse immediately if he or she ceases to be employed on grounds justifying summary dismissal. It will also lapse if he or she ceased to be employed before the end of the performance period for any reason other than a permitted reason. A permitted reason is death, illness, injury or disability, redundancy, retirement, the transfer of the business or company in which he or she works outside the Hanson group or any other reason at the discretion of the remuneration committee. In such cases only a proportion of the award (calculated on a time-elapsed basis) will vest. Special rules apply in the event of a change in control of Hanson or a voluntary winding-up of Hanson or a scheme of arrangement involving Hanson. The performance conditions will be applied over the shortened period to the date of the relevant event.

Amendments – Except for amendments designed to ease the administration of the Incentive Plan and to take account of changes to applicable legislation (including tax), no amendment which is to the advantage of existing or future participants may be made to those provisions dealing with eligibility, individual or plan limits, the terms of awards or the adjustment of awards without the prior approval of shareholders in general meeting.

Limits on Ordinary Shares Available for Employee Share Schemes and Plans

The number of Ordinary Shares that may be allocated under the schemes and plans referred to above on any date may not, when added to the number of Ordinary Shares allocated under such schemes or plans or any other employee share schemes or plans operated by Hanson since February 24, 1997 (the date of the Energy Demerger), exceed ten per cent of the equity share capital of Hanson on the day before that date.

For the purposes of the above limit, shares are allocated under the Sharesave Scheme when the options are granted and shares are allocated under the Incentive Plan when they are issued. No account is taken of options which lapse by reason of non-exercise or otherwise of shares that are acquired by purchase rather than by subscription. Options granted under the Revenue Approved Share Option Scheme will (save in certain circumstances following a change of control of Hanson) be satisfied out of Ordinary Shares purchased by Hanson and not by subscription.

Item 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A Major Shareholders

To its knowledge, Hanson is not owned or controlled directly or indirectly by any government or by any other corporation.

As of March 7, 2003, the following persons have notified to Hanson interests (as defined in the Companies Act in 3% or more of the Ordinary Shares (including ADSs): Barrow, Hanley, Mewhinney & Strauss, Inc (ADS’s) (45.7 million Ordinary Shares representing approximately 6.2% of the issued Ordinary Shares), Barclays Global Investors (33.5 million; approximately 4.5%), Scottish Widows Investment Partnership Limited (32.2 million; approximately 4.4%), Legal & General Investment Management (28.5 million; approximately 3.9%), Chase Nominees Ltd (28.2 million; approximately 3.8%; held as bare nominee), Morley Fund Management (27.5 million; approximately 3.7%), Newton Investment Management (27.5 million; approximately 3.7%) and Franklin Resources, Inc. (26.5 million; approximately 3.6%). None of the above persons have different voting rights to other holders of Ordinary Shares or ADSs.

Other than as identified above and Deutsche Asset Management Group Limited (who notified a 5.2% interest), Merrill Lynch Investment Managers (a 5.1% interest), Franklin Resources, Inc., (a 5.0% interest) and interests held as bare nominee, Hanson has not been notified of any other interests in 5% or more of the Ordinary Shares (including ADSs) in the three years prior to the date of this Annual Report.

As of March 7, 2003, ADRs evidencing approximately 16.1 million ADSs were held of record by approximately 6,500 record holders. The 80.3 million Ordinary Shares represented by those ADSs (approximately 10.9% of the issued share capital) were registered in the name of National City Nominees Ltd.

As of March 7, 2003, approximately 0.3 million Ordinary Shares were held of record in the United States by approximately 270 record holders. Hanson also believes that as of March 7, 2003, approximately 8% of its outstanding Ordinary Shares were also beneficially owned by US holders. Since certain of these securities are held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

As of March 7, 2003 the authorised share capital of Hanson was £1,850,000,000 divided into 925,000,000 ordinary Shares, of which 736,968,849 Ordinary Shares were outstanding and held by 64,738 registered shareholders.

Item 7B Related Party Transactions

In addition to providing indemnification pursuant to Hanson’s Memorandum and Articles of Association or the charter or the by-laws of Hanson’s subsidiaries, Hanson maintains directors’ and officers’ liability insurance for directors and officers of Hanson and its subsidiaries. Except for such indemnification and insurance and except for the respective terms of service of such directors and officers, no director or officer of Hanson, 10% shareholder, or any relative or spouse thereof either had an interest in any contract or transaction which was material to Hanson or such related party or unusual in its nature or conditions or had any outstanding indebtedness of a material nature owing to Hanson at any time during the last three fiscal years.

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

Various of Hanson’s US subsidiaries are defendants, typically with many other companies, in a substantial number of lawsuits filed in numerous state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos-containing products, the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984. The products include coke oven batteries, roofing products, electrostatic precipitators, hot top rings, gun plastic cement, wallboard joint compounds and textured paints. From January 1, 1998 (the start of the first complete financial year following the Demergers) to December 31, 2002, these US subsidiaries of Hanson have spent a cumulative of $7.8 million (before tax relief of $3.1 million) resolving the cases of approximately 44,000 US asbestos related claimants. This figure is after insurance recoveries of $93.6 million and includes defence costs. Of the claimants whose cases were resolved during this period, approximately 50% were dismissed without payment. The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved, including the proportion which are mass claims, disease mix, number of other defendants and jurisdiction of claim.

Most of the subsidiaries involved with asbestos claims have separate agreements with their insurance carriers regarding the defence and settlement of asbestos claims, the terms of which vary for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid to date in settlements and defence costs. The Company assumes that the amounts received from its insurers will decline significantly over time. One of the Company’s subsidiaries is involved in litigation proceedings in California with its insurers, with a view to establishing whether or not substantially all of the primary cover available to that subsidiary has been exhausted and, to the extent that such cover has been exhausted, the amount of excess cover is available to it.

As of December 31, 2002, there were approximately 81,500 claimants outstanding. The amounts of compensation formally claimed in the cases initially filed by these claimants vary but typically follow standard formulations that are used in various jurisdictions by various plaintiffs’ law firms. Of the claimants outstanding as of December 31, 2002, Hanson estimates that approximately 51% do not specify a dollar claim for damages, approximately 35% claim an amount “greater than $25,000”, approximately 7% specify a standard claim for $6 million and approximately 5% specify a standard claim for £30 million. The remaining 2% claim various amounts, typically “greater than” specified amounts between $50,000 and $100,000. Hanson is not aware of any claim specifying an amount greater than $30 million. Hanson does not believe that the specific dollar amount that may be mentioned in a claim is an accurate gauge of what relief, if any, the claimant may eventually recover from one of Hanson’s US subsidiaries, and most claimants fail to allocate their alleged claims of liability among the various named defendants. Hanson’s experience is that in the vast majority of cases, the cases are either dismissed without payment or settled for only a fraction of the amount claimed. Nevertheless, the aggregate amount of damages ultimately claimed and recovered from Hanson’s US subsidiaries by outstanding asbestos claimants may significantly exceed our estimates.

For information regarding Hanson’s estimates of the gross liability for the cost of resolving current and probable future asbestos claims against its US subsidiaries until 2010 see Note 19 of the Notes to Consolidated Financial Statements. The Company does not believe that adequate information currently exists to allow it to estimate reasonably the amount of liability and costs associated with asbestos claims and its relevant US subsidiaries expect to resolve after 2010, even though the Company expects claims will continue to be asserted against its subsidiaries, the resolution of which will take place after 2010.

For additional information with regard to other current and potential legal proceedings, including those involving coal by-products and chemicals, see Note 19 of the Notes to Consolidated Financial Statements.

For information concerning certain environmental proceedings relating to Hanson’s subsidiaries, see “Government Regulation (including Environmental)” in Item 4B “Business Overview” of this Annual Report.

As discussed in Item 4A under “General Development of the Hanson Group” above, each of the three companies into which Hanson demerged its chemicals, tobacco and energy businesses, as well as a fourth company into which Hanson had previously demerged a group of primarily US consumer, building products and industrial businesses, agreed to indemnify Hanson against, among other things, the past, present and future obligations and liabilities of the businesses transferred to it on its respective demerger while Hanson agreed to indemnify each of these companies against, among other things, the past, present and future obligations and liabilities of all other businesses owned or previously owned by Hanson (including the businesses transferred to the other demerged companies). Hanson has not incurred any liability in respect of any claim that related to the above-mentioned businesses demerged by it, any such liability being borne by the relevant demerged company without liability to Hanson. Energy, one of the demerged companies, was acquired by TXU Corp. in 1998. In November 2002, TXU Corp. announced that several of TXU Corp.’s UK subsidiaries had been placed under the administration process in the United Kingdom (similar to bankruptcy proceedings in the United States). Following this on December 30, 2002, Energy (now known as Energy Holdings (No 3) Limited was put into liquidation due to its insolvency. Energy itself will therefore be unable to fulfil its indemnification obligations to Hanson if and when required. The Company is, however, not aware of any claims against it or any of its subsidiaries that would give rise to an indemnity obligation on the part of Energy.

Dividends

It has been the intention of the board of Hanson to adopt a prudent but over time, progressive, approach to dividends, while recognising the requirement to grow the business through bolt-on acquisitions and capital expenditure. The annual increase of 10% in the dividend for fiscal 2002 reflects the introduction of a more progressive approach to dividend payments.

Item 8B Significant Changes

There have been no significant changes since December 31, 2002, other than completion of the sale of the Company’s 50% interest in North Texas Cement Company for $125.4 million on January 3, 2003.

Item 9 THE OFFER AND LISTING

Item 9A Listing Details

The following table sets forth, for the periods indicated, (i) the reported high and low market quotations based on the Daily Official List of the UK Financial Services Authority for the Ordinary Shares and (ii) the reported high and low sales prices on the NYSE Composite Tape of the ADSs, each representing five Ordinary Shares.

	London Stock Exchange (Pence per) Ordinary Share		NYSE (US Dollars per) ADSs
	High	Low	High	Low
Calendar 1998	490.50	250.00	40 13/16	20 15/16
Calendar 1999	632.00	392.25	50 9/16	32 3/4
Calendar 2000	520.00	310.00	41 15/16	22 7/16
Calendar 2001
First Quarter	495.00	388.50	37 5/8	27 57/100
Second Quarter	523.50	391.00	37 1/4	28 15/100
Third Quarter	553.00	428.50	39 71/100	31 1/10
Fourth Quarter	567.00	425.00	37	31 2/10
Calendar 2002
First Quarter	539.50	430.00	38 58/100	31
Second Quarter	534.50	460.00	39 66/100	35 35/100
Third Quarter	450.50	316.00	35 15/100	25 72/100
Fourth Quarter	328.00	264.50	26 95/100	21 23/100
Most recent six months
September 2002	394.50	316.00	31 1/100	25 72/100
October 2002	328.00	280.00	26 95/100	21 8/10
November 2002	324.00	273.50	25 19/100	21 95/100
December 2002	323.00	264.50	25 37/100	21 23/100
January 2003	299.25	256.75	23 95/100	21 55/100
February 2003	298.00	265.00	23 99/100	21 86/100
March 2003 (through March 7, 2003)	304.25	288.75	24 3/10	23 39/100

Item 9C Markets

The principal trading market for the Ordinary Shares is the London Stock Exchange. Hanson ADSs, each representing five Ordinary Shares, are listed on the NYSE. The ADSs are evidenced by ADRs issued by Citibank, N.A., as Depositary (the “Depositary”) under a Deposit Agreement, dated as of September 29, 1986, as amended and restated as of November 3, 1986 and as further amended as of February 21, 1997, among Hanson, the Depositary and the holders from time to time of ADRs. In Australia, Ordinary Shares are listed on the Australian Stock Exchange in the form of CHESS Depositary Interests. Each CDI represents one Ordinary Share.

Item 10 ADDITIONAL INFORMATION

Item 10B Memorandum and Articles of Association

The following description of certain provisions of Hanson’s Memorandum and Articles of Association and applicable English law is a summary only and is qualified in its entirety by reference to the Companies Act, and Hanson’s Memorandum and Articles of Association, which has been filed as an exhibit to this Annual Report.

Objects and Purposes

Hanson is incorporated under the name Hanson PLC, and is registered in England and Wales under registration number 488067. Hanson’s objectives and purposes are set forth in Article 3 of the Articles of Association and cover any business as the board of directors may think fit.

Directors

Hanson’s Articles of Association provide for a board of directors consisting of not more than 25 nor less than two directors who shall manage the business and affairs of Hanson.

Under the Articles of Association, a director cannot vote in respect of any contract, arrangement, transaction or other proposal in which the director has a material interest other than by virtue of the director’s interest in Hanson’s shares or debentures or other securities. This restriction on voting, however, does not apply to resolutions:

•	giving the director any security or indemnity in respect of obligations or liabilities incurred by the director at the request of or for the benefit of Hanson or any of its subsidiaries;

•	giving of any security or indemnity to a third party in respect of a debt obligations of Hanson or any of its subsidiaries for which the director has assumed responsibility in whole or in part under a guarantee or indemnity or by giving the security;

•	concerning an offer of shares or other securities of or by Hanson or any of its subsidiaries in which offer the director is interested as a participant in the underwriting;

•	concerning any other company in which the director is a shareholder or an officer or is otherwise interested, provided that the director is not interested in more than 1% of any class of that company’s equity share capital or the voting rights available to its shareholders;

•	concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which the director may benefit;

•	relating to the arrangement of any employee benefit in which the director will share equally with other employees; and

•	relating to any insurance that Hanson purchases or renews for its directors.

In accordance with best practice in the United Kingdom for corporate governance, compensation awarded to executive directors is decided by a remuneration committee consisting exclusively of independent non-executive directors. Members of the remuneration committee do not participate in decisions concerning their own compensation.

The board of directors has the power to borrow up to two and one half times adjusted share capital and reserves (with Hanson’s cash deposits and similar available assets being deductible from Hanson’s borrowings). Under UK GAAP, goodwill arising on an acquisition (i.e., the amount by which the cost exceeds the net tangible assets of the company or business acquired) up until the adoption by Hanson of FRS 10 “Accounting for Goodwill” was written off directly against the consolidated reserves in the year in which the acquisition was made. However, in calculating Hanson’s borrowing limits, sums equivalent to the unamortized balance of such goodwill are treated as part of Hanson’s share capital and reserves (i.e., treatment generally in accordance with US GAAP). Based on Hanson’s consolidated shareholders’ funds at December 31, 2002 the borrowing limits of Hanson were approximately £7.1 billion.

No person is disqualified from being a director or is required to vacate that office by reason of an age limit requirement. Under the Companies Act, if, at a general meeting, a director who is 70 or more years of age is proposed for election or re-election, that director’s age must be set out in the notice of the meeting.

Directors are not required to hold any shares of Hanson as a qualification to act as a director.

Rights Attaching to Hanson Ordinary Shares

All the issued and outstanding Ordinary Shares are fully paid. Ordinary Shares may be held in certificated form whereby certificates representing Ordinary Shares are issued in registered form and are issued (subject to the terms of issuance of such shares) following allotment or receipt of the form of transfer bearing the appropriate stamp duty by Hanson’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA; or in uncertificated form pursuant to regulation 16(2) of the Uncertificated Securities Regulations 2001 (the “CREST Regulations”) whereby Ordinary Shares may be held within and transferred by means of a settlement system (as defined in the CREST Regulations).

Dividend Rights

Holders of Ordinary Shares (subject to the terms of issue thereof) are entitled to receive such dividends, out of the profits of Hanson which are available by law for distribution, as may be declared by the shareholders at a general meeting, but no dividends may be declared in excess of the amount recommended by the board of directors. The board of directors may pay to the shareholders such interim dividends as appear to the board of directors to be justified.

Voting Rights

Every holder of Ordinary Shares present in person at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of Ordinary Shares who is present in person or by proxy has one vote for each fully-paid share of which he is the holder. Holders of ADSs and CDIs are not members of the company but may instruct Citibank N.A., the Depositary or ASX Perpetual Registrars, respectively, as to the exercise of voting rights pertaining to the number of Ordinary Shares represented by their ADSs or CDIs. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting, by at least three shareholders having the right to vote at the meeting, by any shareholder or shareholders representing at least 10% of the voting rights of all shareholders having the right to vote at the meeting or by any shareholder or shareholders holding shares conferring a right to vote at the meeting on which the aggregates sum paid up is equal to not less than 10% of the total sum paid up on all the shares conferring such right.

Under English law, shareholders of a public company such as Hanson are not permitted to pass resolutions by written consent.

Liquidation Rights

In the event of the liquidation of Hanson, after payment of all liabilities, the remaining assets would be shared equally by the holders of Ordinary Shares. The liquidator, however, may divide among the shareholders in specie the whole or any part of the remaining assets and may determine how such division shall be carried out as among the shareholders or the different classes of shareholders, provided that in each case he is authorised to do so by extraordinary resolution of the shareholders.

Disclosure of Interests

Section 198 of the Companies Act provides that a person (including a company and other legal entities) who acquires an interest or becomes aware that he has acquired an interest of 3% or more of any class of shares comprised in a public company’s ‘relevant share capital’ (which, for these purposes, means that company’s issued share capital carrying rights to vote in all circumstances at general meetings of the company) is obliged to notify that company of his interest within two business days (that is, excluding Saturdays, Sundays or bank holidays in any part of Great Britain) after becoming so interested or so aware. Thereafter any changes in such interest of a least 1% calculated as required by the Companies Act or which reduce such interest below 3% must be notified to the company. The Ordinary Shares are ‘relevant share capital’ for this purpose.

In addition, Section 212 of the Companies Act provides that a public company may by notice in writing (a “Section 212 Notice”) require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in the company’s ‘relevant share capital’ to confirm that fact or (as the case may be) to indicate whether or not that is the case, and where he holds or has during the relevant time held an interest in such shares, to give such further information as may be required relating to his interest and any other interest in the shares of which he is aware. The disclosure must be made within such reasonable period as may be specified in the relevant notice (which may, depending on the circumstances, be as short as one or two days).

For the purpose of the above obligations, the interest of a person in shares means any kind of interest in shares including interests in any shares (i) in which his spouse, or his child or stepchild under the age of 18 is interested, (ii) in which a corporate body is interested in and either (a) that corporate body or its directors are accustomed to act in accordance with that person’s directions or instructions or (b) that person controls one-third or more of the voting power of that corporate body or (iii) in which another party is interested and the person and that other party are parties to a ‘concert party’ agreement under Section 204 of the Companies Act (being an agreement which provides for one or more parties to it to acquire interests in shares of a particular public company, which imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement and any interest in the company’s shares is in fact acquired by any of the parties pursuant to the agreement). The holding of an ADR evidencing an ADS or a CDI evidencing a CHESS Depositary Interest would generally constitute an interest in the underlying Ordinary Shares.

Where a Section 212 Notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restriction prohibiting, inter alia, any transfer of those shares, the exercise of voting rights in respect of such shares, the issue of further shares in respect of such shares and, other than in a liquidation, payments, including dividends, in respect of such shares. Such restrictions may also void any agreement to transfer such shares. In addition, a person who fails to fulfil the obligations described above is subject to criminal penalties in the United Kingdom. Under Hanson’s Articles of Association certain of the powers of imposing restrictions granted to the courts may be imposed by the board of directors of Hanson in certain circumstances.

Under Article 55 of Hanson’s Articles of Association, no person shall, unless the board of directors of Hanson otherwise determines, be entitled to attend or to vote at any general meeting or to exercise any other right conferred by being a shareholder at or in relation to meetings of Hanson in respect of any Ordinary Shares held by him if he or any person appearing to be, directly or indirectly, interested in those shares has been duly served with a notice under Section 212 and he or any such person is in default in supplying to Hanson the information thereby requested within (i) 14 days after service of the notice (or such longer period as may be specified in such notice) if the shares specified in such notice represent at least 0.25% of the shares of the class to which such shares belong on the date of service of such notice or (ii) 28 days after service of the notice (or such longer period as may be specified in such notice) in any other case, until the notice is complied with or, if earlier, until the board of directors resolves to remove the disqualification.

New Issues of Shares and Repurchase of Shares

The ability of the board of directors to issue Ordinary Shares or securities convertible into Ordinary Shares under any circumstances or to issue other shares is restricted by law and (except in certain cases) requires appropriate authorisation to be given by the holders of Ordinary Shares. Section 89 of the Companies Act also applies certain restrictions to the allotment of ‘equity securities’ (which includes Ordinary Shares) for cash. Essentially, any new equity or option to acquire an equity which Hanson may issue for cash (other than pursuant to employee share schemes) must be offered pro rata to existing shareholders except insofar as such statutory pre-emption provisions have been disapplied in accordance with Section 95 of the Companies Act. At the 2002 AGM, Hanson’s shareholders approved a resolution giving Hanson’s board of directors the authority to issue an additional 179,000,000 Ordinary Shares (approximately 24% of the number of issued Ordinary Shares) at any time prior to Hanson’s 2003 AGM. Within this limit, Ordinary Shares are issuable by way of a rights offer to existing holders of Ordinary Shares (subject to the board of directors being able to make exclusions or other arrangements to deal with overseas laws, regulatory requirements and fractional entitlements), but otherwise issues of Ordinary Shares for cash (other than shares issued under employee share schemes) are limited to an aggregate of 36,750,000 Ordinary Shares (approximately 5% of the number of issued Ordinary Shares).

Hanson intends to seek shareholders’ consent to renew these authorities at the 2003 AGM on a substantially similar basis and on an annual basis thereafter. So far as concerns issues of Ordinary Shares for cash other than by way of a rights offer or under employee share schemes the board of directors is also restricted by the regulations of the London Stock Exchange, which permits all such issues only with the consent of the shareholders at a General Meeting either for a specific issue or under a general consent provided that such general consent expires within fifteen months or on the date of the Hanson AGM following the obtaining of such consent.

Subject to applicable provisions of English law, Hanson may repurchase Ordinary Shares. At the 2002 AGM Hanson’s shareholders approved a resolution giving Hanson general authority until the 2003 AGM to repurchase up to 73,500,000 Ordinary Shares at a price per share (exclusive of expenses) of not less than £2 and not more than 105% of the average of the market quotations for the Ordinary Shares derived from the Daily Official List of the London Stock Exchange for the five trading days immediately preceding the date of purchase. Hanson’s shareholders will be asked to approve a resolution to renew this authority at the 2003 AGM on substantially similar terms.

Variation of Rights

If, at any time, Hanson’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or upon the adoption of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

At every such separate general meeting, all of the provisions of Hanson’s Articles of Association relating to proceedings at a general meeting apply, except that:

•	the quorum is the number of persons (which must be at least two) who hold or represent by proxy at least one-third in nominal value of the issued shares of the class or if such quorum is not present at an adjourned meeting, those persons present in person or by proxy at such meeting;

•	any shareholder present in person or by proxy may demand a poll.

Class rights are deemed to have been varied by the reduction of capital paid up on such shares or by the allotment of further shares ranking in priority thereto for payment of a dividend or repayment of capital or which confer on the holders voting rights more favourable than those conferred by the first-mentioned shares.

The rights are deemed not to have been varied by the creation or issue of new shares ranking equally in all respects with, or subsequent to, that class of shares.

General Meeting and Notices

Under Hanson’s Articles of Association, the annual general meeting of shareholders must be held within 15 months of the preceding annual general meeting and at a time and place determined by the directors.

In the case of an annual meeting or a meeting convened for the purpose of passing a special resolution, 21 days’ notice (excluding the day on which the notice is sent), and in any other case 14 days’ notice (excluding the day on which the notice is sent), specifying the place, the date and time of meeting and in the case of special business, the general nature of such business shall be mailed to shareholders or in some cases published in at least two daily newspapers of national circulation in the United Kingdom, or in some cases published in at least one daily newspaper of national circulation in the United Kingdom.

Restrictions on Ownership by Non-UK Residents

Except for the limitations described in Item 10D “Exchange Controls” of this Annual Report, under English law and Hanson’s Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer Ordinary Shares in the same manner as UK residents or nationals.

Description of American Depositary Receipts

The following is a summary of certain provisions of the Deposit Agreement (the ‘Deposit Agreement’) among Hanson, the Depositary, and the holders from time to time of the ADRs. Such summary does not purport to be complete and is qualified in its entirety by reference to the form of Deposit Agreement filed as an exhibit to this Annual Report.

ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADR evidences a specified number of ADSs, each representing, as of the date hereof, five Ordinary Shares (or evidence of a right to receive such Ordinary Shares) deposited with the Depositary’s principal London office (the “Custodian”). An ADR may represent any number of ADSs.

Deposit and Withdrawal of Shares

The Depositary has agreed that upon deposit with the Custodian in London of Ordinary Shares or evidence of rights to receive such Ordinary Shares, and subject to the terms of the Deposit Agreement, it will execute and deliver at its Corporate Trust Office, which is presently located at 111 Wall Street, New York, New York 10043, to the person or persons specified by the depositor, an ADR or ADRs for the number of ADSs issuable in respect of such deposit. Upon surrender of ADRs at the Corporate Trust Office of the Depositary, and upon payment of the charges provided in the Deposit Agreement, subject to the terms of the Deposit Agreement, ADR holders are entitled to delivery, at the Corporate Trust Office of the Depositary or at the office of the Custodian in London, of the Ordinary Shares and any other documents of title at the time represented by the surrendered ADRs. The forwarding of share certificates and other documents of title for such delivery at the Corporate Trust Office of the Depositary in New York City will be at the risk and expense of the ADR holder.

Dividends, Other Distributions and Rights

To the extent that the Depositary can in its judgement convert foreign currency into US dollars on a reasonable basis and transfer the resulting dollars to the US, the Depositary is required to convert all cash dividends and other cash distributions received by it on the deposited Ordinary Shares into US dollars and to distribute the resulting US dollars to the holders of ADRs in proportion to the number of ADSs representing such Ordinary Shares held by each of them. The amounts distributed will be reduced by any amounts required to be withheld by Hanson or the Depositary on account of taxes. If the Depositary determines that in its judgement any foreign currency received by it cannot be so converted, the Depositary may distribute the foreign currency received by it or in its discretion hold such foreign currency for the respective accounts of the ADR holders entitled to receive the same.

If a distribution by Hanson consists of a dividend in, or free distribution of, Ordinary Shares, the Depositary may, with Hanson’s approval, and shall if Hanson so requests, distribute to the holders of outstanding ADRs, in proportion to their holdings, additional ADRs for an aggregates number of ADSs representing the number of Ordinary Shares received as such dividend or free distribution. If additional ADRs are not so distributed, each ADS shall thenceforth also represent the additional Ordinary Shares distributed with respect to the Ordinary Shares represented thereby.

If Hanson offers or causes to be offered to the holders of Ordinary Shares any rights to subscribe for additional Ordinary Shares or any rights of any other nature, the Depositary will either, if requested by Hanson, (a) make such rights available to holders of ADRs by means of warrants or otherwise, if lawful and feasible, or (b) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell in its discretion such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of such sales for the account of the holders of ADRs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders because of exchange restrictions, or the date of delivery of any ADR or ADRs, or otherwise. The Depositary will not make available to holders of ADRs any right to subscribe for or to purchase any securities unless a registration statement under the Securities Act of 1933 is in effect or unless the offering and sale of such securities to such holders are exempt from registration under the provisions of such Act.

In the event that the Depositary receives any distribution upon any deposited Ordinary Shares in property (other than Ordinary Shares), the Depositary is obligated to distribute such property to the holders of ADRs entitled thereto, in proportion to their holdings, in any manner that the Depositary deems equitable and practicable. If in the opinion of the Depositary, however, the distribution of such property cannot be made proportionately among such ADR holders, or if for any other reason (including any requirement that Hanson or the Depositary withhold an amount on account of taxes) the Depositary deems such distribution not feasible, the Depositary may adopt such method as it may deem equitable or practicable in order to effect such distribution, including the sale (at public or private sale) of all or any part of such property and the distribution to ADR holders of the net proceeds of any such sale.

Record Dates

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is made, or whenever rights are issued with respect to the Ordinary Shares, or whenever the Depositary receives notice of any meeting of holders of Ordinary Shares, the Depositary will fix a record date for the determination of the holders of ADRs who are entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Ordinary Shares

US holders of ADRs are not members of Hanson. The Depositary, however, has agreed that, as soon as practicable following receipt of notice of any meeting of holders of Ordinary Shares, it will mail the information contained in such notice of meeting to the record holders of ADRs. The record holders of ADRs at the close of business on the date specified by the Depositary are entitled under the Deposit Agreement, subject to any applicable provisions of English law and of the Memorandum and Articles of Association of Hanson, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Ordinary Shares represented by their respective ADRs. The Depositary has agreed that it will endeavour, insofar as practicable, to vote the Ordinary Shares so represented in accordance with any nondiscretionary written instructions of record holders of ADRs. The Depositary has agreed not to vote the Ordinary Shares so represented unless it has received such instructions from the record holders of ADRs.

Inspection of Transfer Books

The Depositary will keep books, at its transfer office in New Jersey, for the registration and transfer of ADRs which at all reasonable times will be open for inspection by the ADR holders and Hanson, provided that such inspection shall not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than the business of Hanson or a matter related to the Deposit Agreement or the ADRs.

Reports and Notices

Hanson will distribute to holders of ADRs its annual reports to shareholders including its financial statements with certain of the financial information contained therein reconciled to US GAAP. The Depositary will make available for inspection by ADR holders at its Corporate Trust Office any reports and communications received from Hanson which are both (a) received by the Depositary as the holder of the deposited Ordinary Shares, and (b) made generally available to the holders of such deposited Ordinary Shares by Hanson. The Depositary will also send to ADR holders copies of such reports when furnished by Hanson as provided in the Deposit Agreement. In addition, upon Hanson’s written request, the Depositary will furnish the Commission with reports, documents or other information required by the Securities Exchange Act of 1934, which the Depositary has received from Hanson.

On or before the first date of giving by Hanson of notice, by publication or otherwise, of any meeting of holders of Ordinary Shares, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, Hanson agrees to transmit to the Custodian a copy of the notice thereof in the form given or to be given to holders of Ordinary Shares. The Depositary will, at Hanson’s expense, arrange for the prompt transmittal by the Custodian to the Depositary of such notices and arrange for the mailing of copies thereof to all ADR holders.

Changes Affecting Deposited Ordinary Shares

Upon any change in par value, split-up, consolidation or any other reclassification of deposited Ordinary Shares, or upon any recapitalisation, merger or consolidation or sale of assets affecting Hanson or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for or in conversion of or in respect of deposited Ordinary Shares shall be treated as new deposited Ordinary Shares under the Deposit Agreement, and ADSs shall thenceforth represent the right to receive new deposited Ordinary Shares so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, with Hanson’s approval, and shall, if Hanson so requests, execute and deliver additional ADRs as in the case of a stock dividend, or call for the surrender of outstanding ADRs to be exchanged for new ADRs.

Amendment and Termination of the Deposit Agreement

The ADRs and the Deposit Agreement may at any time be amended by agreement between Hanson and the Depositary. Any amendment which imposes or increases any fees or charges (other than the fees of the Depositary for the execution and delivery or the cancellation of ADRs and taxes and other governmental charges), or which otherwise prejudices any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of three months after notice of such amendment has been given to the recordholders of outstanding ADRs. Every holder of an ADR at the time such amendment so becomes effective, if such holder has been given such notice, will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event may any amendment impair the right of any ADR holder to surrender his ADR and receive therefor the deposited Ordinary Shares and any other property represented thereby.

Whenever so directed by Hanson, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the record holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement at any time 60 days after the Depositary shall have delivered to Hanson a notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the deposited Ordinary Shares and any other property, the sale of rights as provided in the Deposit Agreement and the delivery of deposited Ordinary Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs. At any time after the expiration of six months from the date of termination, the Depositary may sell the deposited Ordinary Shares and any other property and hold the net proceeds, together with any other cash then held, without liability for interest, for the pro rata benefit of the holders of ADRs which have not theretofore been surrendered.

Charges of Depositary

The Depositary will charge the party to whom ADRs are delivered against deposits, and the party surrendering ADRs for delivery of deposited Ordinary Shares or other deposited securities, property and cash, $3.00 and $5.00, respectively for each 100 ADSs (or fraction thereof) represented by the ADRs issued or surrendered. Hanson will pay all other charges of the Depositary and those of any registrar or co-registrar under the Deposit Agreement, except for taxes and other governmental charges, any applicable share transfer and registration fees on deposits and withdrawals of Ordinary Shares, certain cable, telex, facsimile transmission and delivery charges and such expenses as are incurred by the Depositary in the conversion of foreign currency into US dollars.

General

Neither the Depositary nor Hanson will be liable to the holders of ADRs if prevented or delayed by law, governmental authority, any provision of the Memorandum and Articles of Association of Hanson or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The obligations of Hanson and the Depositary under the Deposit Agreement are expressly limited to performing in good faith their respective duties specified therein.

If any ADRs or ADSs represented thereby are listed on one or more stock exchanges in the United States, the Depositary will act as registrar or, with the approval of Hanson, appoint a registrar or one or more co-registrars, for registry of such ADRs in accordance with any requirements of such exchanges. Such registrars or co-registrars may be removed and a substitute or substitutes appointed by the Depositary upon the request or with the approval of Hanson.

The ADRs are transferable on the books of the Depositary; provided, however, that the Depositary may close the transfer books at any time or from time to time, when deemed expedient by it in connection with the performance of its duties or at the reasonable request of Hanson. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or transfer and withdrawal of Ordinary Shares, the Depositary or the Custodian may require payment from the presentor of the ADR or the depositor of the Ordinary Shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the holders of ADRs. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, Ordinary Shares until it or the Custodian has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may deem necessary or proper or as Hanson may require by written request to the Depositary or the Custodian. The delivery, transfer and surrender of ADRs generally may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or Hanson at any time or from time to time.

Item 10C Material Contracts

For details relating to various agreements and indemnities relating to the Demergers referred to in Item 4A “History and Development of the Company” of this Annual Report, see Item 19 “Exhibits” of this Annual Report.

In August 1998 an agreement was reached under which the funding and risk of the environmental liabilities relating to the former Koppers Company operations of Beazer plc (“Beazer”) (acquired by Hanson in 1991) was undertaken by the subsidiaries of two leading reinsurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re. The one-off premium, together with related transaction costs, amounted to $275 million and provides $800 million of insurance cover without time limit after payment by Beazer of the first $100 million of remediation costs arising since January 1998. Administration of the environmental remediation programme will continue to be carried out by Beazer.

On March 29, 2001, Hanson entered into a £900 million multi-currency revolving credit facility arranged by Barclays Capital and J P Morgan PLC with a syndicate of banks. Tranche A of the facility is in an amount of £600 million, is available for cash advances in various currencies, incorporates a US$700 million swingline advance facility and a sub-limit of up to £300 million for Australian dollar loan note advances, and matures on March 28, 2006. Tranche B of the facility is in an amount of £300 million, is available for cash advances in various currencies and the issue of sterling acceptances, and matures on March 28, 2003, but incorporates various extension options. Hanson has given notice to the bank syndicate to extend the Tranche B facility until March 28, 2004, and the majority of the banks in the syndicate with aggregate commitments of £259.9 million have agreed to extend the facility.

Item 10D Exchange Controls

There are no UK restrictions on the import or export of capital including foreign exchange controls that affect the remittances of dividends or other payments to non-resident holders of Ordinary Shares except as otherwise set forth in Item 10E “Taxation” of this Annual Report and except for certain restrictions imposed from time to time by HM Treasury pursuant to legislation such as The United Nations Act 1946 and the Emergency Laws Act 1964 against the government or residents of certain countries.

Except for the general limitations described in Item 10 “Additional Information” of this Annual Report and certain restrictions that may be imposed from time to time by HM Treasury under legislation as described above, under English law and Hanson’s Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer Ordinary Shares in the same manner as UK residents or nationals.

Item 10E Taxation

The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ADSs or the Ordinary Shares. The statements of UK and US tax laws set forth below are based on the laws in force as of the date of this Annual Report, and are subject to any changes (which may apply retrospectively) in UK or US law, and in any double taxation convention between the United States and the United Kingdom, occurring after that date. Investors are advised to consult their tax advisors with respect to the tax consequences of their holdings, including the consequences under applicable foreign, state and local law.

The current UK-US income tax treaty has been renegotiated but it has not yet been ratified by the UK and US governments. The proposed UK-US income tax treaty, if it comes into effect, may alter the tax treatment of UK dividends as described below.

Subject to the limitations described below, the following generally summarises the principal US federal income tax and UK tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs to a “US holder.” For purposes of this discussion, a US holder is a beneficial owner of Ordinary Shares or ADSs that is: (i) a resident or citizen of the United States; (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any State thereof (including the District of Columbia); (iii) an estate the income of which is subject to US federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust.

Further, this summary addresses only persons who hold Ordinary Shares or ADSs as capital assets, and does not address the tax consequences to special classes of taxpayers that are subject to special rules, including, without limitation, insurance companies, persons subject to the alternative minimum tax, broker-dealers in securities or currencies, persons that hold their Ordinary Shares or ADSs as part of a straddle, hedging or conversion transaction, persons owning, directly, indirectly or constructively, 10% or more of the total combined voting power of the stock of Hanson, persons whose functional currency is other than the US dollar, tax-exempt investors, taxpayers who have elected mark-to-market accounting, banks, financial services entities or financial institutions, certain expatriates or former long-term residents of the United States and persons who acquired Ordinary Shares or ADSs as compensation. This summary does not consider the US tax or UK tax consequences to a person other than a US holder. Additionally, the discussion does not consider the tax treatment of partnerships, other pass-through entities, or persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity, any tax consequences arising out of the tax laws of any state or local jurisdiction, or the possible application of US federal gift or estate taxes.

Considerations Relevant to the ADSs and Ordinary Shares

US holders of ADSs are not members of the company but may instruct Citibank N.A., the Depositary, as to the exercise of voting rights pertaining to the number of Ordinary Shares represented by their ADSs. However, US holders of ADSs are generally treated as the owners of the underlying Ordinary Shares for purposes of the US-UK double taxation conventions relating to income and gains (the “UK-US income tax treaty”) and to estate and gift taxes (the “Estate and Gift Tax Convention”) and generally for purposes of US federal income tax law, and for the purposes of the US Internal Revenue Code of 1986, as amended.

Taxation of Dividends

With the abolition of advance corporation tax (“ACT”) on April 6, 1999, Hanson is no longer required when paying a dividend on Ordinary Shares to account to the UK Inland Revenue for ACT and the tax credit arrangements for dividend payments have changed. Dividends paid to a US holder by Hanson with respect to the ADSs or Ordinary Shares will generally be taxable as ordinary income to the US holder for US federal income tax purposes to the extent paid out of Hanson’s current or accumulated earnings and profits as determined for US federal income tax purposes, based on the US dollar value of the dividend on the date the dividend is actually or constructively received by the Depositary, in the case of ADSs, or by the US holder, in the case of Ordinary Shares, calculated by reference to the exchange rate on the relevant date.

Under the current UK-US tax treaty a beneficial owner of an ADS or an Ordinary Share and of any cash dividend paid with respect thereto who is a US person for US federal income tax purposes and who is eligible for benefits under the current UK-US tax treaty with respect to income derived in connection with such shares (each such holder, an “eligible US portfolio holder”) who receives a dividend from Hanson should be entitled to a foreign tax credit equal to one-ninth of any dividend received which, subject to applicable limitations, could be creditable against such US holder’s US federal income tax liability. This additional tax credit amount would give rise to additional dividend income. Thus, for example, a US portfolio holder that is entitled to the benefits of the treaty and receives a £8 dividend should be considered to receive a dividend of £8.89 (£8 dividend plus a £0.89 gross tax credit) and to have paid £0.89 of UK tax. An eligible US holder makes an election to receive a foreign tax credit with respect to the UK tax credit amount by indicating on Line 5 of Form 8833 (Treaty Based Return Disclosure Under Section 6114 or 7701(b)) and filing Form 8833 with the taxpayer’s federal income tax return for the relevant year. Pursuant to this election, the US holder will be treated as having paid the UK tax on the date of distribution. No claim need be filed with the Inland Revenue concerning the tax credit amount. US holders may be required to satisfy certain holding period requirements with respect to an ADS or Ordinary Shares in order to claim the foreign tax credit for the UK tax.

If the proposed UK-US income tax treaty enters into force, the UK tax credit amount and UK withholding described above will no longer apply to a US holder. The United Kingdom does not currently apply a withholding tax on dividends under its internal laws. However, if such a withholding tax were introduced, the United Kingdom would be entitled, under the proposed UK-US income tax treaty, in certain circumstances to impose a withholding tax at a rate of 15% on dividends paid to a US holder. A US holder who was subject to any such withholding should be entitled to a credit for such withholding, subject to applicable limitations, against such US holder’s US federal income tax liability. In such circumstances, a US holder would continue to be subject to the holding period requirements mentioned above.

Distributions by Hanson in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non taxable return of capital to the extent of the US holder’s basis in its ADSs or Ordinary Shares, as the case may be. Any distribution in excess of tax basis in the ADSs or Ordinary Shares will be treated as a capital gain and will be either a long term or short term capital gain depending upon whether the ADSs or Ordinary Shares have been held for more than one year. Dividends paid by Hanson will generally not be eligible for the dividends received deduction allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit limitation purposes, dividends paid by Hanson will generally be income from sources outside of the US but will be treated separately, together with other items of “passive income”.

Taxation of Capital Gains

A holder who is resident in the United States and not resident or ordinarily resident for UK tax purposes in the United Kingdom will not be liable for UK tax on gains realised or accrued on the sale or other disposal of ADSs or Ordinary Shares unless (i) that holder carries on a trade in the United Kingdom through a branch or agency and the ADSs or Ordinary Shares are or have been used, held or acquired for the purposes of such trade, branch or agency or (ii) that holder is an individual who, broadly, has, after March 16, 1998 ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and who disposes of ADSs or Ordinary Shares during that period. A US resident holder of ADSs or Ordinary Shares, generally, will be liable for US federal income tax on such gains to the same extent as on any other gains from sales of stock.

A US citizen who is resident or ordinarily resident in the United Kingdom or a US corporation which is resident in the United Kingdom by reason of being managed and controlled in the United Kingdom or a US citizen who, or US corporation which, is trading in the United Kingdom through a branch or agency and has used, held or acquired an ADS or Ordinary Shares for the purposes of such trade, branch or agency, may be liable for both UK and US tax on any gain on the disposal of ADSs or Ordinary Shares. Subject to certain limitations, such a person will generally be entitled to a tax credit against any US federal tax liability for the amount of any UK tax (namely, capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which is paid in respect of such gain.

Passive Foreign Investment Companies

Hanson will be a passive foreign investment company, or PFIC, if 75% or more of its gross income (including the pro rata share of the gross income of any company, US or foreign, in which Hanson is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, Hanson will be considered to be a PFIC if at least 50% or more of the assets (averaged over the year and generally determined based upon fair market value) of Hanson (including the pro rata share of the assets of any company, US or foreign, in which Hanson is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income. If Hanson is a PFIC, a US holder, in the absence of an election by such US holder to treat Hanson as a “qualified electing fund”, referred to as a “QEF” election, as discussed below, upon certain distributions by Hanson and upon sale or other disposition of the ADSs or Ordinary Shares at a gain, would be liable to pay tax at the maximum income tax rates on ordinary income in effect from time to time during the US holder’s holding period for the ADSs or Ordinary Shares, plus interest on the tax, as if the distribution or gain had been recognised ratably over the taxpayer’s holding period for the ADSs or Ordinary Shares. Even if a QEF election is not made, a US holder must file a completed IRS Form 8621 with the US holder’s US federal income tax return each year. Additionally, if Hanson were to become a PFIC, US holders who acquire the ADSs or Ordinary Shares from a decedent would be denied the normally available step-up of the tax basis for such ADSs or Ordinary Shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s basis, if lower.

If a US holder has made a QEF election for all taxable years that such holder has held the ADSs or Ordinary Shares and Hanson was a PFIC, distributions and gain will not be deemed to have been recognised ratably over the taxpayer’s holding period or be subject to an interest charge, gain on the sale of the ADSs or Ordinary Shares will be characterised as capital gain and the denial of basis step-up at death described above will not apply. Instead, a US holder that has made a QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF fund as long term capital gain, regardless of whether Hanson has distributed such earnings or gain.

A US holder of certain publicly traded PFIC stock can elect to mark the stock to market annually, recognising as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder’s adjusted tax basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If the mark-to-market election is made, then the rules set forth above for taxation of distributions by Hanson and dispositions of ADSs or Ordinary Shares at a gain would not apply for periods covered by the election.

Hanson believes that it was not a PFIC for its fiscal year which commenced January 1, 2002. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that Hanson will not become a PFIC. In particular, depending on the composition of Hanson’s assets and other factors, including Hanson’s market capitalisation, there is a possibility that Hanson may become a PFIC for the fiscal year which commenced on January 1, 2003.

Hanson can give no assurance that Hanson will have timely knowledge of its future status as a PFIC. In this regard, Hanson does not assume any obligation to make timely disclosure with respect to such status. Moreover, Hanson does not plan to provide US holders with the necessary information to make a QEF election. Consequently, as a practical matter, US holders should assume that they will not be able to make a QEF election. US holders who hold ADSs or Ordinary Shares during a period when Hanson is a PFIC will be subject to the foregoing rules, even if Hanson ceases to be a PFIC. US holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market election or QEF election with respect to Hanson’s ADSs or Ordinary Shares in the event that Hanson is treated as a PFIC.

Backup Withholding

A holder of Ordinary Shares or ADSs may be subject to US backup withholding tax at the then applicable rate (currently 30%, which rate is scheduled to be reduced periodically through 2010 and increased to 31% for 2011 and thereafter) with respect to dividends paid or the proceeds of a sale, exchange or redemption of such Ordinary Shares or ADSs, unless such holder (a) is a corporation or other exempt recipient and, if required, demonstrates its status as such; or (b) provides a US taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements.

Inheritance Tax

The United Kingdom imposes inheritance tax, broadly, on transfers of capital which occur on death and in the preceding seven years. The UK Inland Revenue is known to consider that the Estate and Gift Tax Convention applies to inheritance tax and it is understood that, in practice, both the UK Inland Revenue and the US Internal Revenue Service apply the provisions of the Estate and Gift Tax Convention to inheritance tax. On this assumption, an ADS or Ordinary Share held by an individual who is domiciled in, or a citizen of, the United States and is not a national of or domiciled in the United Kingdom will not be subject to UK inheritance tax on the individual’s death or on a transfer of the ADS or Ordinary Share during the individual’s lifetime except in the exceptional case where the ADS or Ordinary Share is part of the business property of a UK permanent establishment or an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services. Furthermore an ADS or Ordinary Share held in trust will not normally be subject to inheritance tax if the settlor was a US domiciliary, and not a UK national when the trust was created. The Estate and Gift Tax Convention generally provides a credit for the amount of any tax paid in the United Kingdom against the US federal tax liability in a case where the ADS or Ordinary Share is subject both to UK inheritance tax and to US federal gift or estate tax.

Stamp Duty and Stamp Duty Reserve Tax

Stamp duty will, subject to certain exceptions, be payable at the rate of 1.5%, rounded up to the nearest £5, on any instrument transferring Ordinary Shares to the Custodian of the Depositary on the value of such Ordinary Shares. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADRs are delivered against such deposits.

No UK stamp duty will be payable on any transfer of an ADR evidencing an ADS, provided that the ADR (and any separate instrument of transfer) is executed and retained at all times outside the UK and is not required to be admitted in evidence in any proceedings in the United Kingdom. A transfer of an ADR evidencing an ADS in the United Kingdom could attract stamp duty at a rate of 0.5%, rounded up to the nearest £5. Any transfer (which will include a transfer from the Depositary to an ADS holder) of the underlying Ordinary Shares could result in a stamp duty liability at the rate of 0.5%, rounded up to the nearest £5. On a transfer from a nominee to the beneficial owner (the nominee having at all times held the Ordinary Shares on behalf of the beneficial owner) under which no beneficial interest passes and which is neither a sale nor arises under a contract of sale nor is in contemplation of sale, a fixed £5 stamp duty will be payable. The amount of stamp duty or stamp duty reserve tax payable is generally calculated at the applicable rate on the purchase price of the Ordinary Shares.

Stamp duty reserve tax at a rate of 0.5% will be payable on any agreement to transfer Ordinary Shares or any interest therein unless an instrument transferring the Ordinary Shares is executed and stamp duty at a rate of 0.5%, rounded up to the nearest £5 has been paid. Stamp duty reserve tax will not be payable on any agreement to transfer ADRs representing ADSs.

Item 10H Documents on Display

Hanson files annual and special reports and other information with the SEC. These documents may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy changes.

Item 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The group’s financial risk policy identifies risks and sets out a control framework for managing exposures. This policy is approved by the board and covers interest rate, foreign exchange and credit risks. It also sets out policies for funding and liquidity management. The risk committee, which includes the chief executive and finance director, has delegated authority from the board to monitor and review these issues, approve the adoption of new instruments in accordance with group policy and approve any changes to policy implementation. The treasury department manages and controls these risks within the authorities set by the risk committee and approved by the board.

With the exception of the management of the group’s cash and investment portfolio which is operated in Guernsey, treasury management is centralised at the group head office with a team of six people in order to facilitate additional reporting and analysis to the risk committee and the board.

On a daily basis, the treasury department manages the net debt position of the group using a combination of US and euro commercial paper borrowings, bank borrowings and foreign exchange, in order to achieve the lowest overall funding cost for the group within the parameters set by the risk committee. Treasury is also involved in reviewing the financial risks and funding of major cashflows such as acquisitions, disposals and capital expenditure. Treasury reports quarterly to the board and the risk committee as well as on an ad hoc basis when required. As part of this reporting process, treasury will periodically recommend changes in financing strategy, usually as a result of changes in either the financial markets of the financial profile of the group. Such changes are considered by the risk committee and, if necessary, by the board.

Interest Rate Risk

The group’s policy for interest rate risk is designed to limit the group’s exposure to fluctuating interest rates. This is achieved by limiting the level of floating interest rate exposure to a maximum determined by both the level of debt and the level of forecast EBITA of the group at any point in time. This approach, which is consistent with the group’s target for leverage, will mean, other things being equal, that for any given level of debt, a higher level of forecast EBITA will result in a higher limit on the level of floating rate debt in the group (and vice versa). As at December 31, 2002, the group held 63% of net debt at fixed rates. This was 6% higher than at December 31, 2001 as a result of the reduction in net debt in the period. For further details see Note 14 of the Notes to Consolidated Financial Statements.

Foreign Exchange Risk

Due to the nature of the group’s products, which are generally uneconomic to transport long distances, there are few foreign exchange transaction exposures in the course of the group’s day to day business. The group does, however, have the majority (78%) of its assets in overseas locations, all denominated in foreign currencies, principally US dollars (52%). As a consequence, changes in exchange rates affect reported profit, assets and net debt. This exposure is controlled by matching a proportion of currency assets with currency liabilities using both debt and foreign exchange contracts. The interest cost of these liabilities provides a partial hedge for foreign currency income. For further details see Note 14 of the Notes to Consolidated Financial Statements.

Credit Risk

The board’s policy is that credit risk for financial transactions should be restricted to counterparties with a minimum A-/A3 credit rating for long-term transactions and F2/P2/A2 for short term transactions. There are also individual and country limits for cash and short term investments.

PART II

Item 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14 MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15 CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to the Company’s management, including its chief executive and finance director, as appropriate, to allow timely decisions regarding required disclosure. The Company’s management, including the chief executive and the finance director, recognises that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Within 90 days prior to the filing date of this Annual Report, the Company has carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive and the Company’s finance director, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on such evaluation, the Company’s chief executive and finance director concluded that the Company’s disclosure controls and procedures are effective.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this Annual Report.

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

Item 16B CODE OF ETHICS

Not applicable.

PART III

Item 17 FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18 FINANCIAL STATEMENTS

The following consolidated balance sheets of Hanson as at December 31, 2002 and December 31, 2001 and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, cash flows and changes in shareholders’ equity and financial statement schedule for each of the three years in the period ended December 31, 2002, together with the report of Ernst & Young LLP thereon, are filed as part of this Annual Report.

Report of Independent Auditors	F-1
Consent of Independent Auditors	F-1
Consolidated Profit and Loss Accounts	F-2
Consolidated Balance Sheets	F-3
Statement of Total Recognised Gains and Losses	F-4
Consolidated Cash Flow Statements	F-5
Consolidated Statement of Changes in Shareholders’ Funds	F-10
Notes to Consolidated Financial Statements.	F-11
Schedule II—Valuation and Qualifying Accounts	F-75

All other schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

Item 19 EXHIBITS

1.1	Memorandum and Articles of Association of Hanson as amended through July 23, 1993 (incorporated by reference to Exhibit 3.1 to Hanson’s Registration Statement on Form F-4 (No. 33-67990)).

1.2	Amendment dated February 21, 1997 to Articles of Association of Hanson (incorporated by reference to Exhibit 1.1(b) to Hanson’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998).

2.1

Deposit Agreement, dated as of September 29, 1986, as amended and restated as of November 3, 1986, among Hanson, Citibank, N.A. as depositary and the holders from time to time of the ADRs issued thereunder (incorporated by reference to Exhibit 1.2 to Hanson’s Annual Report on Form 20-F for the fiscal year ended September 30, 1986).

2.2

Amendment No 1 to the Deposit Agreement dated as of February 21, 1997 among Hanson, Citibank N.A. as depositary and the holders of the ADRs issued thereunder (incorporated by reference to Exhibit (a)(i) to Amendment No. 1 to Hanson’s Registration Statement on Form F-6 (No. 333-6386)).

2.3

Indenture dated as of January 29, 1993, among Hanson Overseas B.V., Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Hanson’s Registration Statement No. 33-52416 on Form

F-3).

2.4

Indenture dated as of September 27, 2000 among Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Hanson’s Registration Statement No. 333-12510 on Form F-3).

2.5

Form of Indenture among Hanson Australia Funding Limited, Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.6

Form of Indenture among Hanson Finance America, Inc., Hanson and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to Hanson’s Registration Statement No. 333-98517 on Form F-3).

2.7

Hanson hereby agrees to furnish the Commission, upon its request, copies of any instruments that define the rights of holders of long-term debt of Hanson and its subsidiaries that are not filed as exhibits to this Annual Report

3.1

Form of Demerger Agreement, between Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.7 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.2	Form of Indemnification Agreement, between Hanson and Millennium (incorporated by reference to Exhibit 10.8 to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.3

Form of Tax Sharing and Indemnification Agreement, between Hanson, Hanson Overseas Holdings Ltd., HM Anglo American Ltd., Hanson North America, Inc. and Millennium (incorporated by reference to Exhibit 10.9(a) to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.4

Form of Deed of Tax Covenant, between Hanson, Hanson Overseas Holdings Ltd. and Millennium (incorporated by reference to Exhibit 10.9(b) to Millennium’s Registration Statement on Form 10 (SEC File No. 1-12091)).

3.5	Amendment to the Deed of Tax Covenant, dated January 28, 1997 (incorporated by reference to Exhibit 3.1(e) to Hanson’s Annual Report on Form 20-F for the year ended December 31, 1998).

3.6

Agreement, dated August 28, 1996 among Imperial, Hanson, J. Henry Schroder & Co. Ltd and certain other parties (incorporated by reference to Exhibit 3.2(a) to Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

3.7	Deed, dated August 28, 1996 between Hanson and Imperial (incorporated by reference to Exhibit 3.2(b) to Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

.

3.8	Demerger Agreement dated August 28, 1996 between Hanson and Imperial (incorporated by reference to Exhibit 3.2(c) to Hanson’s Annual Report on Form 20-F for the year ended December 31, 1997).

3.9	Form of Demerger Agreement between Hanson and Energy (incorporated by reference to Exhibit 3.2 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.10	Form of Deed between Hanson and Rollalong Ltd (incorporated by reference to Exhibit 3.3 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.11	Form of Indemnification Agreement between Hanson and Energy (incorporated by reference to Exhibit 3.4 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.12

Form of Tax Sharing and Indemnification Agreement among Hanson, Cavenham, Energy and Gold Fields American Corporation (incorporated by reference to Exhibit 3.5 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-14576)).

3.13

Form of Peabody Acquisition Agreement among Peabody US Holdings, Inc., GFAC International Holdings Inc. (“GFAC”), Hanson and Energy (incorporated by reference to Exhibit 3.6 to Energy’s Registration Statement on Form 20-F (SEC File No. 1-145476)).

4.1	Consent of Ernst & Young LLP included on F-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

HANSON PLC (Registrant)

By:	/s/ Graham Dransfield
Graham Dransfield Legal Director

Dated: March 11, 2003

CERTIFICATIONS

I, Alan J. Murray, certify that:

1.	I have reviewed this annual report on Form 20-F of Hanson PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 11, 2003

By:	/s/ Alan J. Murray
Alan J. Murray Chief Executive

CERTIFICATIONS

I, Jonathan C. Nicholls, certify that:

1.	I have reviewed this annual report on Form 20-F of Hanson PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 11, 2003

By:	/s/ Jonathan C. Nicholls
Jonathan C. Nicholls Finance Director

HANSON PLC

REPORT OF INDEPENDENT AUDITORS

To:	The Board of Directors
Hanson PLC

We have audited the accompanying consolidated balance sheets of Hanson PLC as at December 31, 2002 and 2001, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, cash flow and changes in shareholders’ funds for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanson PLC at December 31, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 26 of Notes to Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

London, England

February 20, 2003

except for Note 22—Subsequent Events,

as to which the date is March 10, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form F-3 No 333-98517, Form F-4 No 333-11186 and Form S-8 Nos 33-15028, 33-33143, 333-13968 and 333-14022 and Form 11-K No 33-46810) of our report dated February 20, 2003 except for Note 22 – Subsequent Events, as to which the date is March 10, 2003, on the consolidated financial statements and schedule included in the Annual Report (Form 20-F) of Hanson PLC for the year ended December 31, 2002.

Ernst & Young LLP

London, England

March 11, 2003

HANSON PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Pounds Sterling—Millions)

		Year Ended December 31
	Notes	2002	2001	2000
Turnover
Turnover – group and share of joint ventures and associates		4,000.5	4,179.4	3,417.0
Less share of joint ventures’ turnover		(268.3)	(271.8)	(173.8)
Less share of associates’ turnover		(83.3)	(83.9)	(107.1)

		3,648.9	3,823.7	3,136.1

Continuing operations		3,548.3	3,638.5	2,831.8
Acquisitions		70.1	—	—
Discontinued		30.5	185.2	304.3

Group turnover	1	3,648.9	3,823.7	3,136.1

Costs and overheads
– (exceptional 2002 £(87.6), 2001 £(191.3), 2000 £(22.7))	2	(3,347.5)	(3,592.3)	(2,775.4)

Group operating profit		301.4	231.4	360.7
Share of operating profit of joint ventures		31.3	27.7	20.4
Share of operating profit of associates		13.0	13.1	13.5

Operating profit including joint ventures and associates		345.7	272.2	394.6

– Continuing operations (exceptional charge 2002 £(87.6), 2001 £(191.3), 2000 £(22.7))		333.6	265.0	369.9
–Acquisitions		9.0	—	—

		342.6	265.0	369.9
– Discontinued operations		3.1	7.2	24.7

Operating profit including joint ventures and associates	1	345.7	272.2	394.6
Exceptional items
Discontinued operations
Profit on disposal and termination of operations		9.0	116.2	6.9
Profit/(loss) on disposal of fixed assets		2.0	(0.5)	4.4

	4	11.0	115.7	11.3
Net interest (payable) and similar charges
Net interest payable	5	(78.5)	(106.5)	(91.9)
Unwinding of discount (net)	5	(4.5)	(6.0)	(6.8)

Profit on ordinary activities before taxation	1	273.7	275.4	307.2
Taxation
Charge for year (exceptional credit 2002 £5.2, 2001 £9.3, 2000 £11.9)		(86.3)	(96.6)	(88.4)
Release relating to prior years		—	100.0	—
Receipt from demerged undertakings for group relief		—	—	17.6

	6	(86.3)	3.4	(70.8)

Profit on ordinary activities after taxation (1)		187.4	278.8	236.4
Dividends
– Paid		(33.5)	(32.6)	(31.7)
– Proposed		(80.0)	(70.3)	(68.7)

Transfer to reserves		73.9	175.9	136.0

Earnings per ordinary share of £2	7
– Basic		25.4p	37.9p	33.4p
– Basic pre-goodwill amortisation		33.8p	46.0p	39.4p
– Diluted		25.4p	37.8p	33.3p
– Diluted pre-goodwill amortisation		33.7p	45.9p	39.3p
Dividends per ordinary share of £2		15.4p	14.0p	13.7p
Average outstanding ordinary shares of £2 (in millions)
– Undiluted		736	735	709
– Diluted		738	738	711

(1)	A summary of significant adjustments to profit on ordinary activities after taxation and earnings per ordinary share which would be required if US GAAP had been applied instead of UK GAAP is given in Note 26 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

HANSON PLC

CONSOLIDATED BALANCE SHEETS

(Pounds Sterling—Millions)

		December 31
	Notes	2002	2001
			Restated (1)
Fixed assets
Intangible	8	939.7	1,102.1
Tangible	9	2,615.2	2,863.4
Investment in joint ventures:	10
– Share of gross assets		206.8	307.9
– Share of gross liabilities		(75.3)	(100.3)

		131.5	207.6
Loans to joint ventures and other investments	10	20.3	15.2
Investment in associates	10	44.3	45.7

		3,751.0	4,234.0
Current assets
Stocks	11	324.6	379.3
Debtors	12	1,049.6	1,082.1
Investments	10	101.8	373.6
Cash at bank		1,370.9	778.4

		2,846.9	2,613.4
Prepayments and accrued income
Amounts due from insurers for Koppers liabilities (see below)	16	199.5	205.8

		3,046.4	2,819.2
Creditors – due within one year	13
Debenture loans		1,010.8	581.2
Bank loans and overdrafts		570.2	401.2
Trade creditors		320.0	329.5
Other creditors		324.9	382.5
Dividends		80.0	70.3

		2,305.9	1,764.7

Net current assets		740.5	1,054.5

Total assets less current liabilities		4,491.5	5,288.5

Creditors – due after one year	14
Debenture loans		968.7	1,569.2
Bank loans		3.6	30.1

		972.3	1,599.3
Provisions for liabilities and charges
Koppers liabilities transferred to insurers (see above)	16	199.5	205.8
Provisions for other liabilities	15	659.5	762.6

		859.0	968.4
Capital and reserves
Called up share capital	17	1,473.9	1,471.8
Share premium account		1,493.1	1,492.6
Other reserves		216.3	216.3
Profit and loss account		(523.1)	(459.9)

Equity shareholders’ funds (2)		2,660.2	2,720.8

		4,491.5	5,288.5

(1)	Consistent with FRS12 “Provisions, contingent liabilities and contingent assets”, amounts recoverable from insurers in respect of environmental liabilities are now separately disclosed within debtors. Previously, the provisions for environmental liabilities were stated net of such amounts recoverable from insurers.
(2)	A summary of the significant adjustments to equity shareholders’ funds which would be required if US GAAP had been applied instead of UK GAAP is given in Note 26 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

HANSON PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

(Pounds Sterling—Millions)

	Year Ended December 31
	2002	2001	2000
Profit on ordinary activities for the year excluding share of profits of joint ventures and associates	154.9	251.0	235.9
Share of joint ventures’ profits for the year	23.5	18.3	4.5
Share of associates’ profits (losses) for the year	9.0	9.5	(4.0)

Profit for the year attributable to members of the parent company	187.4	278.8	236.4
Currency translation differences on foreign net equity	(137.1)	8.3	30.5

Total recognised gains and losses for the period	50.3	287.1	266.9
Prior year adjustment on adoption of FRS19	—	3.3	—

Total gains and losses recognised since the last annual report	50.3	290.4	266.9

(1)	A statement of comprehensive income under US GAAP is given in Note 26 in Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

HANSON PLC

CONSOLIDATED CASH FLOW STATEMENTS

(Pounds Sterling—Millions)

		Year Ended December 31
	Notes	2002	2001	2000
Net cash inflow from operating activities	A	585.9	625.5	507.6

Dividends received from associates		8.3	7.6	14.6

Dividends received from joint ventures		26.9	19.5	10.0

Returns on investments and servicing of finance
Interest received		38.8	67.1	67.7
Interest paid		(125.3)	(173.8)	(156.5)
Interest element of finance lease rental payments		(0.4)	(0.6)	(0.8)

Net cash (outflow) from returns on investments and servicing of finance		(86.9)	(107.3)	(89.6)

Taxation		(19.7)	(73.0)	(60.3)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(143.2)	(161.4)	(176.0)
Purchase and acquisition of fixed asset investments		(30.6)	(18.4)	(2.8)
Purchase of current asset investments		(0.2)	—	—
Sale of tangible fixed assets		32.5	49.2	18.4
Sale of fixed asset investments		2.1	—	23.4

Net cash (outflow) from capital expenditure and financial investment		(139.4)	(130.6)	(137.0)

Acquisitions and disposals
Cash in acquired and disposed subsidiary undertakings		6.6	7.1	20.6
Demerger costs		—	(3.1)	(0.2)
Acquisition of subsidiary undertakings	B	(152.7)	(57.8)	(1,420.8)
Disposal of subsidiary undertakings	B	41.9	224.0	30.2

Net cash (outflow)/inflow from acquisitions and disposals		(104.2)	170.2	(1,370.2)

Dividends paid		(103.8)	(101.3)	(91.7)

Management of liquid resources
Decrease in current asset investments		347.0	51.5	71.8
Cash (added to)/withdrawn from deposits		(674.3)	163.1	562.8

		(327.3)	214.6	634.6

Net cash (outflow)/inflow before financing		(160.2)	625.2	(582.0)

Financing
Issue of ordinary share capital		2.6	1.9	1.7
(Repayments of)/proceeds from short-term loans		227.8	(179.7)	440.1
Proceeds of debenture loans		—	1.3	506.6
Repayment of bank loans		—	(3.6)	—
Repayments of debenture loans		(3.1)	(57.1)	(175.9)
Capital element of finance lease rental payments		(1.3)	(5.7)	(6.6)

Net cash inflow/(outflow) from financing		226.0	(242.9)	765.9

Net cash inflow for the year after financing		65.8	382.3	183.9

A summary of significant adjustments to cash flows which would be required if US GAAP had been applied instead of UK GAAP is given in Note 26 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

HANSON PLC

CONSOLIDATED CASH FLOW STATEMENTS (Continued)

(Pounds Sterling—Millions)

Note A

Reconciliation of operating profit to net cash inflow from operating activities

	Year Ended December 31
	2002 Continuing	2002 Discontinued	2002 Total	2001 Total	2000 Total
Group operating profit	307.4	(6.0)	301.4	231.4	360.7
Amortisation of goodwill	59.1	2.2	61.3	59.7	42.7
Impairments	87.0	—	87.0	163.4	—
Depreciation	177.0	2.4	179.4	187.8	169.9
Depletion	36.2	—	36.2	41.1	38.5
Movement in provisions	(39.1)	—	(39.1)	(36.6)	(39.5)
Acquisition creditors	—	—	—	—	(36.5)
(Profit)/loss on sales of tangible fixed assets	(8.0)	—	(8.0)	(11.2)	1.0
Decrease/(increase) in stocks	6.4	0.9	7.3	1.5	(28.3)
(Increase)/decrease in debtors	(33.1)	—	(33.1)	(2.0)	12.5
(Decrease)/increase in creditors	(7.7)	1.2	(6.5)	(9.6)	(13.4)

Net cash inflow from operating activities	585.2	0.7	585.9	625.5	507.6

Note B

Purchase and disposal of subsidiary undertakings

	Year Ended December 31
	Purchases			Disposals
	2002	2001	2000	2002	2001	2000
Fixed assets	(73.7)	(39.7)	(1,068.3)	38.4	98.3	26.0
Stocks	(16.2)	(7.1)	(67.4)	37.2	6.7	1.8
Debtors	(42.7)	(34.3)	(346.6)	21.1	32.5	7.0
Cash at bank and in hand and liquid resources	(5.2)	(7.1)	(103.6)	(1.4)	—	1.9
Creditors	36.6	18.1	293.5	(14.3)	(16.7)	(9.0)
Bank overdrafts	—	—	1.8	—	—	—
Short-term loans	—	—	48.0	—	—	—
Loans and finance leases	0.2	—	237.0	(0.2)	—	(0.5)
Provisions for liabilities	2.0	2.2	15.4	(30.4)	(26.7)	(1.0)

	(99.0)	(67.9)	(990.2)	50.4	94.1	26.2
(Loss)/profit on disposals	—	—	—	(9.7)	104.6	1.2
Equity issued	—	—	381.1	—	—	—
Other non-cash consideration	—	35.3	—	—	—	—
Goodwill (Note 18)	(53.7)	(25.2)	(811.7)	1.2	25.3	2.8

Cash consideration	(152.7)	(57.8)	(1,420.8)	41.9	224.0	30.2

HANSON PLC

CONSOLIDATED CASH FLOW STATEMENTS (Continued)

(Pounds Sterling—Millions)

Note C

Analysis of net (debt)

	January 1, 2002	Cash flow	Other non-cash movement	Exchange movement	December 31, 2002
Cash in hand and at bank	121.5	(26.5)	6.6	(7.5)	94.1
Liquid resources
– Deposits	656.9	674.3	—	(54.4)	1,276.8
– Securities	373.6	(347.0)	—	(14.1)	12.5

Cash and investments per balance sheet	1,152.0	300.8	6.6	(76.0)	1,383.4

Overdrafts	(167.2)	85.7	—	18.1	(63.4)
Bank debt due within 1 year	(234.0)	(246.0)	(26.4)	(0.4)	(506.8)

Bank loans and overdrafts per balance sheet	(401.2)	(160.3)	(26.4)	17.7	(570.2)

Debt due within 1 year
– Debenture debt	(578.7)	18.2	(476.0)	29.5	(1,007.0)
– Finance leases	(2.5)	0.3	(1.6)	—	(3.8)

Debenture loans per balance sheet	(581.2)	18.5	(477.6)	29.5	(1,010.8)

Debt due after 1 year
– Debenture and bank debt	(1,593.1)	3.1	501.5	119.6	(968.9)
– Finance leases	(6.2)	1.0	1.8	—	(3.4)

Long term debt per balance sheet	(1,599.3)	4.1	503.3	119.6	(972.3)

Net (debt)	(1,429.7)	163.1	5.9	90.8	(1,169.9)

The cash flows are represented by cash in hand and at bank of £(26.5) and overdrafts of £85.7. Including acquisitions of £6.6, this totals £65.8 and represents the consolidated cash inflow for the year after financing.

HANSON PLC

CONSOLIDATED CASH FLOW STATEMENTS (Continued)

(Pounds Sterling—Millions)

Note C (continued)

Analysis of net (debt)

	January 1, 2001	Cash flow	Other non-cash movement	Exchange movement	December 31, 2001
Cash in hand and at bank	113.0	9.1	—	(0.6)	121.5
Liquid resources
– Deposits	804.2	(163.1)	—	15.8	656.9
– Securities	411.9	(51.5)	—	13.2	373.6

Cash and investments per balance sheet	1,329.1	(205.5)	—	28.4	1,152.0

Overdrafts	(560.8)	373.2	(3.8)	24.2	(167.2)
Bank debt due within 1 year	(3.0)	(210.4)	(15.7)	(4.9)	(234.0)

Bank loans and overdrafts per balance sheet	(563.8)	162.8	(19.5)	19.3	(401.2)

Debt due within 1 year
– Debenture debt	(942.7)	390.1	(10.4)	(15.7)	(578.7)
– Finance leases	(7.7)	6.6	(1.4)	—	(2.5)

Debenture loans per balance sheet	(950.4)	396.7	(11.8)	(15.7)	(581.2)

Debt due after 1 year
– Debenture and bank debt	(1,627.4)	59.4	23.1	(48.2)	(1,593.1)
– Finance leases	(6.7)	(0.9)	1.4	—	(6.2)

Long term debt per balance sheet	(1,634.1)	58.5	24.5	(48.2)	(1,599.3)

Net (debt)	(1,819.2)	412.5	(6.8)	(16.2)	(1,429.7)

The cash flows represented by cash in hand and at bank of £9.1 and overdrafts of £373.2, which total £382.3 represent the consolidated cash inflow for the year after financing.

	January 1, 2000	Cash flow	Acquisitions	Other non-cash movement	Exchange movement	December 31, 2000
Cash in hand and at bank	40.3	47.1	22.4	—	3.2	113.0
Liquid resources – deposits	1,256.4	(562.8)	76.3	—	34.3	804.2
– securities	448.4	(71.8)	3.0	—	32.3	411.9

Cash per balance sheet	1,745.1	(587.5)	101.7	—	69.8	1,329.1

Overdrafts	(589.7)	116.2	(1.8)	—	(85.5)	(560.8)
Bank debt due within 1 year	(42.6)	87.0	(46.2)	—	(1.2)	(3.0)

Overdrafts and bank debt per balance sheet	(632.3)	203.2	(48.0)	—	(86.7)	(563.8)

Debt due within 1 year
– Debenture debt	(377.1)	(524.1)	(1.8)	(1.3)	(38.4)	(942.7)
– Finance leases	(1.7)	(3.0)	—	(3.0)	—	(7.7)

Debenture loans per balance sheet	(378.8)	(527.1)	(1.8)	(4.3)	(38.4)	(950.4)

Debt due after 1 year
– Debenture and bank debt	(991.6)	(330.7)	(234.3)	0.9	(71.7)	(1,627.4)
– Finance leases	(14.1)	6.6	(2.2)	3.0	–	(6.7)

Long term net debt per balance sheet	(1,005.7)	(324.1)	(236.5)	3.9	(71.7)	(1,634.1)

Net (debt)	(271.7)	(1,235.5)	(184.6)	(0.4)	(127.0)	(1,819.2)

The cash flows, including acquisitions, of cash in hand and at bank £69.5 and overdrafts £114.4 totalling £183.9 represent the consolidated cash outflow for the period after financing.

HANSON PLC

CONSOLIDATED CASH FLOW STATEMENTS (Continued)

(Pounds Sterling—Millions)

Note D

Reconciliation of net cash flow movement to movement in net (debt)

	Year Ended December 31
	2002	2001	2000
Net cash inflow after financing	65.8	382.3	183.9
Decrease (increase) in long term debt	3.1	59.4	(330.7)
Cash transferred to/(withdrawn from) deposits	674.3	(163.1)	(562.8)
Decrease in liquid resources	(347.0)	(51.5)	(71.8)
(Increase)/decrease in short-term loans	(227.8)	179.7	(440.1)
Capital element of finance leases	1.3	5.7	6.6

Change in net debt resulting from cash flows	169.7	412.5	(1,214.9)
Loans and finance leases acquired with subsidiaries	(0.2)	—	(237.0)
Loans and finance leases relating to disposals	0.2	—	0.5
Deposits and liquid resources of business acquired	—	—	31.3
Other financing movements	(0.7)	(6.8)	(0.4)
Exchange movement	90.8	(16.2)	(127.0)

Movement in net debt in the year	259.8	389.5	(1,547.5)
Opening net (debt)	(1,429.7)	(1,819.2)	(271.7)

Closing net (debt)	(1,169.9)	(1,429.7)	(1,819.2)

Liquid resources continue to constitute term deposits of no more than one year to maturity and include marketable securities traded on an active market.

Note E

Cash flows relating to non-operating exceptional items

	Year Ended December 31
	2002	2001	2000
Taxation receipt for group relief	15.0	0.6	17.6
Disposal of subsidiary undertakings	41.9	224.0	30.2
Disposal of fixed asset investments	2.1	—	23.4
Insurance receipts relating to terminated operations	5.0	5.6	5.7

HANSON PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ FUNDS

(Pounds Sterling—Millions)

			Share premium account (a)	Other reserve (a)	Profit and loss account (b)(c)(d)	Total share- holders’ equity
	Share Capital
	Ordinary shares of £2
	Authorised	Issued
Balance at January 1, 2000	1,850.0	1,304.0	1,492.0	—	(927.5)	1,868.5
Share options exercised	—	1.5	0.2	—	—	1.7
Shares issued on Pioneer acquisition	—	164.8	—	216.3	—	381.1
Goodwill relating to UGI	—	—	—	—	2.8	2.8
Profit available for appropriation (restated)	—	—	—	—	236.4	236.4
Dividends on ordinary shares	—	—	—	—	(100.4)	(100.4)
Exchange fluctuation	—	—	—	—	30.5	30.5

Balance at December 31, 2000	1,850.0	1,470.3	1,492.2	216.3	(758.2)	2,420.6
Share options exercised	—	1.5	0.4	—	—	1.9
Goodwill impaired previously written off to reserves	—	—	—	—	88.8	88.8
Goodwill on disposals previously written off to reserves	—	—	—	—	25.3	25.3
Profit available for appropriation	—	—	—	—	278.8	278.8
Dividends on ordinary shares	—	—	—	—	(102.9)	(102.9)
Exchange fluctuation	—	—	—	—	8.3	8.3

Balance at December 31, 2001	1,850.0	1,471.8	1,492.6	216.3	(459.9)	2,720.8
Share options exercised	—	2.1	0.5	—	—	2.6
Profit available for appropriation	—	—	—	—	187.4	187.4
Dividends on ordinary shares	—	—	—	—	(113.5)	(113.5)
Exchange fluctuation	—	—	—	—	(137.1)	(137.1)

Balance at December 31, 2002	1,850.0	1,473.9	1,493.1	216.3	(523.1)	2,660.2

(a)	Under the provisions of the Companies Act 1985 of Great Britain the share premium account and other reserve are not distributable.
(b)	Retained earnings at December 31, 2002, 2001 and 2000 include £12.8, £10.9 and £16.2, respectively, in respect of joint ventures and associates.
(c)	At December 31, 2002, £262.9 was available in the parent company for the payment of dividends.
(d)	Cumulative goodwill written off directly to reserves in respect of acquisitions prior to January 1, 1998, net of amounts disposed of or recognised as impaired, amounted to £1,112.1, (2001 £1,112.1, 2000 £1,226.2).

See accompanying Notes to Consolidated Financial Statements.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Pounds Sterling—Millions)

Accounting Policies

Accounting convention

The financial statements have been prepared in accordance with applicable UK accounting standards, using the historical cost convention.

New accounting standards

FRS17 “Retirement Benefits” requires the assets of a defined benefit pension scheme to be measured at their market value and the liabilities to be measured using a specified actuarial valuation method and discounted using a corporate bond rate. Any pension scheme surplus or deficit arising is required to be recognised immediately on the group balance sheet. Any resulting actuarial gains and losses must be recognised immediately in the group statement of total recognised gains and losses. Adoption of the standard in full is not currently required, however transitional disclosures have been complied with in note 21.

Basis of consolidation

The accounting reference date of the Company is December 31. The consolidated financial statements incorporate the financial statements of the Company and its subsidiary undertakings (subsidiaries) together with the group’s share of the results of associated undertakings (associates) and joint-ventures using the equity and gross equity methods respectively.

Acquisitions and disposals

The results of companies and businesses acquired during the year are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business the fair values that reflect their condition at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Adjustments are also made to bring the accounting policies of businesses acquired into alignment with those of the group. Where the consideration paid for a business exceeds the fair value of the net assets, the difference is treated as goodwill. Since the adoption of FRS10 on January 1, 1998, goodwill has been carried on the balance sheet and is amortised over the estimated economic life to a maximum of 20 years. Goodwill written off to reserves prior to January 1, 1998 has not been reinstated. On disposal of a business the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off direct to reserves.

Turnover

Turnover represents the net amounts charged or chargeable in respect of services rendered and goods supplied. Value added tax and other sales taxes are excluded from revenue.

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

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more tax in the future, or a right to pay less tax in the future have occurred.

Deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint-ventures is recognised only to the extent that, at the balance sheet date, dividends have been accrued as receivable. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted. Deferred tax is measured on an undiscounted basis at the average tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Tangible fixed assets

Tangible fixed assets are shown at cost less depreciation and depletion. The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs to develop new commercial aggregate deposits and for major development programmes at existing sites are capitalised and amortised over the life of the quarry.

No depreciation is provided on freehold land except for mineral reserves which are depleted on the basis of tonnage extracted. Depreciation of other fixed assets is calculated to write off their cost over their expected useful lives allowing for estimated residual value. The majority of fixed assets are written off on a straight line basis over the following periods:

Plant and equipment	2-30 years
Land, building and natural resources	up to 50 years

Asset impairment

Intangible and tangible assets are reviewed for potential impairment where there is some indication that impairment may have occurred, to ensure that assets are not carried at above their recoverable amounts. An impairment loss is recognised where the carrying amount is not covered by the discounted cash flows resulting from continued use of the assets, or from their disposal.

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

Derivatives and financial instruments

Financial instruments, in particular, forward currency contracts and currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments. Financial instruments are accounted for as follows:

•	forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency investments and borrowings. The difference between the spot and forward rate for these contracts is recognised as part of the net interest payable over the period of the contract. The spot rate of such contracts is revalued to the rate of exchange at the balance sheet date and any aggregate unrealised gains or losses arising on revaluation are included in other debtors/other creditors. Both realised and unrealised gains and losses on these contracts are taken to reserves in the same way as those for the foreign investments and borrowings to which the contracts relate.

•	interest rate swaps are used to hedge the group’s exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

•	cross currency interest rate swaps (currency swaps) are used to hedge foreign currency assets and borrowings. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

•	interest rate options are occasionally used to hedge the group’s exposure to movements in interest rates. Option premiums paid/(received) are recognised in the group balance sheet as prepayments and amortised over the life of the contract.

•	currency options are occasionally used as balance sheet hedging instruments to hedge foreign currency investments and borrowings. Option premiums paid/received are recognised at their historic cost in the group balance sheet as prepayments and amortised over the life of the option.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 16 to the accounts.

Foreign currencies

Average rates of exchange ruling during the year have been used to translate the profit and loss accounts of overseas subsidiaries and associates.

The balance sheets of overseas subsidiaries and associates are translated at rates ruling at the balance sheet date. Differences on translation arising from changes in the sterling value of overseas net assets, related foreign currency loans, foreign exchange contracts and currency swaps at the beginning of the accounting year, or at the date of any later capital currency conversions, together with the differences between profit and loss accounts translated at average rates and at balance sheet rates, are shown as a movement on reserves and in the statement of recognised gains and losses. Other exchange rate differences are dealt with in the profit and loss account for the year.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

1. Business Segment Analysis

Throughout the year Hanson’s trading operations were divided into four segments: Hanson Building Materials America, Hanson Building Materials Europe, Hanson Australia and Hanson Pacific. These operations are conducted primarily in four geographical regions: Europe, North America, Australia and south east Asia.

The following tables show, for each of Hanson’s last three full fiscal years, turnover (net of inter-company transactions, which are not material), profit on ordinary activities, identifiable assets and capital employed attributable to each business segment and each geographical region, and capital expenditures and depreciation by business segment.

Turnover, including joint ventures and associates

	Year Ended December 31
	2002	2001	2000
By Business Segment
Hanson Building Materials America
Aggregates	1,154.7	1,285.3	953.2
Pipe and Products	436.1	418.3	336.4
Brick and Tile	233.4	241.2	197.8

	1,824.2	1,944.8	1,487.4
Hanson Building Materials Europe
European Aggregates	1,184.2	1,128.1	900.5
Building Products	267.6	243.2	217.8

	1,451.8	1,371.3	1,118.3
Hanson Australia	442.3	379.7	286.3
Hanson Pacific	235.4	267.7	191.5

Trading operations	3,953.7	3,963.5	3,083.5
Discontinued operations–disposals (a)	46.8	215.9	333.5

	4,000.5	4,179.4	3,417.0

By Geographical Region
North America	1,824.2	1,944.8	1,487.4
UK	1,148.3	1,059.1	899.8
Continental Europe	303.5	312.2	218.5
Australia	442.3	379.7	286.3
Asia	235.4	267.7	191.5

	3,953.7	3,963.5	3,083.5
Discontinued operations–disposals (a)	46.8	215.9	333.5

	4,000.5	4,179.4	3,417.0

	Gross turnover	Joint-ventures and associates	Group turnover
	Year Ended December 31, 2002
Hanson Building Materials America
Aggregates	1,154.7	59.2	1,095.5
Pipe and Products	436.1	1.0	435.1
Brick and Tile	233.4	—	233.4

	1,824.2	60.2	1,764.0
Hanson Building Materials Europe
European Aggregates	1,184.2	111.4	1,072.8
Building Products	267.6	—	267.6

	1,451.8	111.4	1,340.4
Hanson Australia	442.3	147.1	295.2
Hanson Pacific	235.4	16.6	218.8
Discontinued	46.8	16.3	30.5

	4,000.5	351.6	3,648.9

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Turnover (continued)

	Gross turnover	Joint-ventures and associates	Group turnover
	Year Ended December 31, 2001
Hanson Building Materials America
Aggregates	1,285.3	58.0	1,227.3
Pipe and Products	418.3	1.1	417.2
Brick and Tile	241.2	—	241.2

	1,944.8	59.1	1,885.7
Hanson Building Materials Europe
European Aggregates	1,128.1	105.9	1,022.2
Building Products	243.2	—	243.2

	1,371.3	105.9	1,265.4
Hanson Australia	379.7	130.3	249.4
Hanson Pacific	267.7	29.7	238.0
Discontinued	215.9	30.7	185.2

	4,179.4	355.7	3,823.7

	Gross turnover	Joint-ventures and associates	Group turnover
	Year Ended December 31, 2000
Hanson Building Materials America
Aggregates	953.2	35.8	917.4
Pipe and Products	336.4	0.8	335.6
Brick and Tile	197.8	—	197.8

	1,487.4	36.6	1,450.8
Hanson Building Materials Europe
European Aggregates	900.5	80.5	820.0
Building Products	217.8	—	217.8

	1,118.3	80.5	1,037.8
Hanson Australia	286.3	100.5	185.8
Hanson Pacific	191.5	34.1	157.4
Discontinued	333.5	29.2	304.3

	3,417.0	280.9	3,136.1

	Year Ended December 31
	2002	2001	2000
Analysis of group’s share of joint ventures and geographical location
Hanson Building Materials America
Aggregates	59.2	57.2	23.9
Pipe and Products	1.0	—	—
Brick and Tile	—	—	—

	60.2	57.2	23.9
Hanson Building Materials Europe
European Aggregates	28.4	26.6	14.6
Building Products	—	—	—

	28.4	26.6	14.6
Hanson Australia	147.1	130.3	100.5
Hanson Pacific	16.6	29.7	31.3
Discontinued	16.0	28.0	3.5

	268.3	271.8	173.8

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Turnover (continued)

	Year Ended December 31
	2002	2001	2000
Analysis of group’s share of associates and geographical location
Hanson Building Materials America
Aggregates		0.8	11.9
Pipe and Products	—	1.1	0.8
Brick and Tile	—	—	—

	—	1.9	12.7
Hanson Building Materials Europe
European Aggregates	83.0	79.3	65.9
Building Products	—	—	—

	83.0	79.3	65.9
Hanson Australia	—	—	—
Hanson Pacific	—	—	2.8
Discontinued	0.3	2.7	25.7

	83.3	83.9	107.1

The analysis on pages F-14, F-15 and above of turnover shows the geographical segments from which products are supplied. This also represents the analysis of turnover by geographical destination.

The contribution from acquisitions during the year is shown in the consolidated profit and loss account on page F-2.

Profit on Ordinary Activities (b)

	Year Ended December 31
	2002	2001	2000
By Business Segment
Hanson Building Materials America
Aggregates	135.7	175.6	153.8
Pipe and Products	92.5	97.2	73.8
Brick and Tile	33.9	32.6	29.8

	262.1	305.4	257.4
Hanson Building Materials Europe
European Aggregates	109.1	101.5	84.2
Building Products	36.3	30.9	34.8

	145.4	132.4	119.0
Hanson Australia	24.7	4.6	16.5
Hanson Pacific	4.4	10.8	8.7

Trading operations	436.6	453.2	401.6
Discontinued operations – disposals (a)	3.1	7.2	24.7
Property and other income	11.6	20.6	9.1
Central expenses	(18.0)	(17.5)	(18.1)
Operating exceptional items
– Goodwill impaired previously written off to reserves	—	(88.8)	—
– Other exceptional items	(87.6)	(102.5)	(22.7)

Operating profit	345.7	272.2	394.6
Non operating exceptional items net	11.0	115.7	11.3
Net interest expense	(78.5)	(106.5)	(91.9)
Unwinding of discount on provisions	(4.5)	(6.0)	(6.8)

Profit on ordinary activities before taxation	273.7	275.4	307.2

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

By Geographical Region (including joint ventures and associates)

	Year Ended December 31
	2002	2001	2000
North America	262.6	305.0	262.7
UK	117.0	116.7	99.1
Continental Europe	19.5	19.2	5.6
Australia	26.7	4.6	16.5
Asia	4.4	10.8	8.7
Discontinued operations – disposals (a)	3.1	7.2	24.7
Operating exceptional items	(87.6)	(191.3)	(22.7)

	345.7	272.2	394.6

Trading profit before goodwill amortisation and exceptional items

	Year Ended December 31, 2002
	Gross	Goodwill amortisation	Net
Hanson Building Materials America
Aggregates	150.9	(15.2)	135.7
Pipe and Products	100.8	(8.3)	92.5
Brick and Tile	39.6	(5.7)	33.9

	291.3	(29.2)	262.1
Hanson Building Materials Europe
European Aggregates	116.9	(7.8)	109.1
Building Products	36.9	(0.6)	36.3

	153.8	(8.4)	145.4
Hanson Australia	34.9	(10.2)	24.7
Hanson Pacific	15.7	(11.3)	4.4

	495.7	(59.1)	436.6

	Year Ended December 31, 2001
	Gross	Goodwill amortisation	Net
Hanson Building Materials America
Aggregates	190.9	(15.3)	175.6
Pipe and Products	103.5	(6.3)	97.2
Brick and Tile	39.2	(6.6)	32.6

	333.6	(28.2)	305.4
Hanson Building Materials Europe
European Aggregates	108.9	(7.4)	101.5
Building Products	31.4	(0.5)	30.9

	140.3	(7.9)	132.4
Hanson Australia	14.5	(9.9)	4.6
Hanson Pacific	21.4	(10.6)	10.8

	509.8	(56.6)	453.2

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Trading profit before goodwill amortisation and exceptional items (continued)

	Year Ended December 31, 2000
	Gross	Goodwill amortisation	Net
Hanson Building Materials America
Aggregates	165.0	11.2	153.8
Pipe and Products	77.8	4.0	73.8
Brick and Tile	35.5	5.7	29.8

	278.3	20.9	257.4
Hanson Building Materials Europe
European Aggregates	89.8	5.6	84.2
Building Products	34.8	—	34.8

	124.6	5.6	119.0
Hanson Australia	23.6	7.1	16.5
Hanson Pacific	16.1	7.4	8.7

	442.6	41.0	401.6

Analysis of group’s share of joint ventures and geographical location	Year Ended December 31
	2002	2001	2000
Hanson Building Materials America
Aggregates	2.6	0.4	—
Pipe and Products	0.2	—	—
Brick and Tile	—	—	—

	2.8	0.4	—
Hanson Building Materials Europe
European Aggregates	6.0	5.5	4.6
Building Products	—	—	—

	6.0	5.5	4.6
Hanson Australia	14.5	12.7	8.1
Hanson Pacific	(1.2)	(0.4)	(1.4)
Discontinued	9.2	9.5	9.1

	31.3	27.7	20.4

	Year Ended December 31
	2002	2001	2000
Analysis of group’s share of associates and geographical location
Hanson Building Materials America
Aggregates	—	0.6	3.6
Pipe and Products	—	0.3	0.2
Brick and Tile	—	—	—

	—	0.9	3.8
Hanson Building Materials Europe
European Aggregates	13.0	12.5	10.0
Building Products	—	—	—

	13.0	12.5	10.0
Hanson Australia	—	—	—
Hanson Pacific	—	—	—
Discontinued	—	(0.3)	(0.3)

	13.0	13.1	13.5

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

	December 31
	2002	2001
		Restated
Identifiable Assets
By Business Segment
Hanson Building Materials America
Aggregates	1,957.9	2,215.5
Pipe and Products	425.8	373.0
Brick and Tile	271.7	282.8

	2,655.4	2,871.3
Hanson Building Materials Europe
European Aggregates	1,311.9	1,260.0
Building Products	351.1	320.5

	1,663.0	1,580.5
Hanson Australia	557.6	604.2
Hanson Pacific	304.7	434.6
Discontinued operations – disposals (a)	—	152.1
Central, Property and other	1,616.7	1,410.5

	6,797.4	7,053.2

By Geographical Region
North America	2,655.4	2,871.3
UK	1,435.4	1,390.8
Continental Europe	227.6	189.7
Australia	557.6	604.2
Asia	304.7	434.6
Central (c)	1,616.7	1,410.5
Discontinued operations – disposals (a)	—	152.1

	6,797.4	7,053.2

	December 31
	2002	2001
Identifiable Long-lived Assets
By Business Segment
Hanson Building Materials America
Aggregates	1,164.6	1,369.4
Pipe and Products	133.0	100.7
Brick and Tile	105.7	116.1

	1,403.3	1,586.2
Hanson Building Materials Europe
European Aggregates	773.8	784.4
Building Products	228.5	228.5

	1,002.3	1,012.9
Hanson Australia	320.7	341.0
Hanson Pacific	70.2	96.0
Discontinued operations – disposals (a)	—	93.2
Central, Property and other	14.8	2.6

	2,811.3	3,131.9

By Geographical Region
North America	1,403.3	1,586.2
UK	926.1	946.3
Continental Europe	76.2	66.6
Australia	320.7	341.0
Asia	70.2	96.0
Central	14.8	2.6
Discontinued operations – disposals (a)	—	93.2

	2,811.3	3,131.9

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

	Year Ended December 31
	2002	2001	2000
Capital Expenditures by Business Segment
Hanson Building Materials America
Aggregates	60.7	57.6	55.1
Pipe and Products	10.1	10.8	8.1
Brick and Tile	12.5	25.1	28.7

	83.3	93.5	91.9
Hanson Building Materials Europe
European Aggregates	33.0	38.1	39.8
Building Products	6.7	9.3	9.8

	39.7	47.4	49.6
Hanson Australia	12.8	11.9	10.7
Hanson Pacific	5.6	2.1	12.2
Central	—	—	0.1
Discontinued operations – disposals (a)	1.8	6.5	11.5

	143.2	161.4	176.0

Depreciation by Business Segment
Hanson Building Materials America
Aggregates	70.2	75.7	63.3
Pipe and Products	11.8	9.4	8.2
Brick and Tile	11.8	10.8	9.1

	93.8	95.9	80.6
Hanson Building Materials Europe
European Aggregates	46.1	40.6	38.7
Building Products	8.8	7.5	8.3

	54.9	48.1	47.0
Hanson Australia	17.7	17.8	13.9
Hanson Pacific	10.6	13.9	8.8
Central	—	—	0.6
Discontinued operations – disposals (a)	2.4	12.1	19.0

	179.4	187.8	169.9

Depletion by Business Segment
Hanson Building Materials America
Aggregates	20.4	25.0	23.5
Pipe and Products	—	—	—
Brick and Tile	—	—	—

	20.4	25.0	23.5
Hanson Building Materials Europe
European Aggregates	7.5	7.0	8.0
Building Products	1.5	1.5	1.5

	9.0	8.5	9.5
Hanson Australia	3.8	3.5	2.5
Hanson Pacific	3.0	3.8	2.6
Discontinued operations – disposals (a)	—	0.3	0.4

	36.2	41.1	38.5

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

	Year Ended December 31
	2002	2001	2000
Goodwill amortisation by Business Segment
Hanson Building Materials America
Aggregates	15.2	15.3	11.2
Pipe and Products	8.3	6.3	4.0
Brick and Tile	5.7	6.6	5.7

	29.2	28.2	20.9
Hanson Building Materials Europe
European Aggregates	7.8	7.4	5.6
Building Products	0.6	0.5	—

	8.4	7.9	5.6
Hanson Australia	10.2	9.9	7.1
Hanson Pacific	11.3	10.6	7.4
Discontinued operations – disposals (a)	2.2	3.1	1.7

	61.3	59.7	42.7

	December 31
	2002	2001
Capital Employed by Business Segment
Hanson Building Materials America
Aggregates	1,622.9	1,824.2
Pipe and Products	365.8	309.4
Brick and Tile	218.7	237.4

	2,207.4	2,371.0
Hanson Building Materials Europe
European Aggregates	1,023.3	1,001.0
Building Products	280.4	268.0

	1,303.7	1,269.0
Hanson Australia	500.7	538.2
Hanson Pacific	224.2	331.5

Trading operations	4,236.0	4,509.7
Discontinued operations – disposals (a)	—	110.1

	4,236.0	4,619.8

	December 31
	2002	2001
By Geographical Location
North America	2,207.4	2,371.0
UK	1,182.3	1,167.8
Continental Europe	121.4	101.2
Australia	500.7	538.2
Asia	224.2	331.5
Discontinued operations – disposals (a)	—	110.1

	4,236.0	4,619.8

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Reconciliation of capital employed

Capital employed is reconciled to the consolidated balance sheet as follows:

	December 31
	2002	2001
Shareholders’ funds	2,660.2	2,720.8
Current taxation and dividends	89.4	100.7
Provisions for non current tax (Note 15)	214.6	152.8
Net debt, investments and non-operating assets	1,271.8	1,645.5

Total capital employed	4,236.0	4,619.8

(a)	The principal operations included in “Discontinued Operations” are Hanson Brick Continental Europe, Aggregate Haulers and a ready-mixed concrete and aggregate operation in Minnesota in the year ended December 31, 2002 and the Waste management division of HBME, the quarrying operations in Utah and Las Vegas and the Australian roof tiles operation for the year ended December 31, 2001.

(b)	Represents profit before taxation.

(c)	Includes cash on deposit of 2002: £1,276.8 (2001: £656.9), principally with banks in Western Europe.

2. Costs and Overheads

	Year Ended December 31
	2002				2001			2000
	Cont’g	Acq’ns	Disc.	Total	Cont’g	Disc.	Total	Cont’g	Disc.	Total
Changes in stock of finished goods and work in progress	9.5	—	—	9.5	13.6	1.7	15.3	(10.4)	(0.2)	(10.6)
Raw materials and consumables	1,031.4	18.2	20.1	1,069.7	941.9	86.8	1,028.7	737.6	40.5	778.1
Employment costs	652.4	10.9	8.9	672.2	662.4	42.3	704.7	554.5	58.5	613.0
Depreciation and depletion	205.9	3.6	2.4	211.9	212.8	12.4	225.2	184.1	19.2	203.3
Depreciation of finance leased assets	3.7	—	—	3.7	3.7	—	3.7	4.9	0.2	5.1
Amortisation of goodwill	57.3	1.8	2.2	61.3	56.6	3.1	59.7	41.0	1.7	42.7
Other operating charges	1,202.1	26.6	2.9	1,231.6	1,323.2	40.5	1,363.7	952.6	168.5	1,121.1
Exceptional operating items (note 4)	87.6	—	—	87.6	191.3	—	191.3	22.7	—	22.7

	3,249.9	61.1	36.5	3,347.5	3,405.5	186.8	3,592.3	2,487.0	288.4	2,775.4

Included above:-
Operating lease rentals	48.2				46.7			51.8
Research and development	1.6				1.2			2.2
Advertising costs	4.5				4.5			4.8
Remuneration paid to auditors for group audit	1.9				1.5			1.5
Fees for non-audit services paid to Ernst & Young LLP within the UK	1.2				0.7			1.6
Fees for non-audit services paid to Ernst & Young LLP outside the UK	1.4				1.4			0.6

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions, except numbers)

Payments to auditors for audit and non-audit services are reviewed by the Audit Committee and approved by the board. Non-audit services mainly relate to acquisitions and disposals, regulatory advice, overseas filings and taxation and are analysed as follows:

	Year Ended December 31
	2002	2001	2000
Other local reporting and regulatory work	1.2	1.6	0.9
Risk management reviews, half year and SEC reporting	0.2	0.1	0.2
Tax compliance and tax consulting	0.6	0.3	0.2
Acquisitions, disposals and other transaction support services	0.6	0.1	0.9

	2.6	2.1	2.2

3. Directors and employees

The analysis of employment costs is as follows:

	Year Ended December 31
	2002	2001	2000
Aggregate gross wages and salaries	613.8	637.3	552.0
Employers’ social security costs	50.2	53.2	51.5
Post retirement benefits	3.1	3.4	0.9
Employers’ pension costs	5.1	10.8	8.6

	672.2	704.7	613.0

	Year Ended December 31
	2002 Number	2001 Number	2000 Number
The average number of persons employed during the year
Europe	9,200	9,100	8,900
North America	11,400	12,600	11,700
Australia	2,300	2,300	1,600
Asia	3,000	2,900	2,500

	25,900	26,900	24,700

The total number of employees at the year end was 25,600 (2001: 26,800, 2000: 27,000).

Remuneration policy

Hanson operates in competitive and international markets. To continue to compete successfully it is essential that the Company attracts, develops, retains and motivates talented high-calibre executive directors in the best interests of shareholders. To ensure that its remuneration rates are competitive, whilst not being excessive, the Remuneration Committee keeps remuneration under regular review in light of emerging best practice.

The remuneration policy is designed to provide packages, which take account of individual performance:

i)	in the knowledge of what comparable, in terms of size and complexity, UK and international companies are paying;

ii)	in the context of packages offered throughout Hanson; and

iii)	to include short and long-term performance related elements, potentially a significant portion of total rewards, to motivate the highest performance and to align the interests of directors and shareholders.

Share incentives are considered to be an important part of the incentive policy for directors. While there is no specific shareholding requirement for directors, shares arising from share based incentive plans are expected to be retained.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions, except numbers)

Basic salary

In setting the basic salary for each executive director, the Remuneration Committee reviews relevant market data and considers the director’s experience, performance and responsibilities. Basic salaries are generally reviewed on an annual basis or following a significant change in responsibilities. A J Murray was appointed as Chief Executive during the year, having served as Chief Executive of Hanson Building Materials America (“HBMA”) prior to his appointment. The Committee proposes that increases in salary to take A J Murray’s salary to an appropriate market rate be staggered, with a review on January 1, 2003 to be followed by a further review in May 2003, the anniversary of A J Murray’s appointment as Chief Executive. The reporting structure having been simplified, no direct successor for A J Murray’s former role as Chief Executive of HBMA has been appointed, thus reducing the number of executive directors from five to four, which results in a lower level of overall executive director remuneration.

Annual bonus scheme

The annual bonus scheme for the executive directors and other senior executives is aligned with changes in shareholder value through the economic value added methodology. The main principle of economic value added is to recognise that over time a company should generate returns in excess of its operating costs and the cost of capital – the return that lenders and shareholders expect of the Company each year.

The annual bonus scheme is calibrated by reference to target levels of bonus. Each year the participant receives one-third of an accumulated bonus bank, which is updated for the year’s performance compared to target. The bonus bank has two main functions; firstly it ensures that individuals do not make short-term decisions such as deferring essential expenditure from one year to the next and receive a bonus for doing so. Secondly, the bonus bank can help as a retention tool. The Committee intends to conduct a full review of the annual bonus scheme arrangements for the executive directors for 2003.

For 2002, A J Murray’s target level of bonus was 62.5% of basic salary and for the other executive directors it was 37.5% of basic salary. For 2003, in recognition of his enhanced responsibilities, the target level of bonus for J C Nicholls has been increased to 50% of basic salary.

For A J Murray, recognising that for part of the year he was Chief Executive of HBMA, the economic value added performance of HBMA determined one-quarter of the addition to his bonus bank with three-quarters of the addition based on the performance of the group overall. It was the group’s overall economic value added performance which determined the bonus bank addition for J C Nicholls and G Dransfield in 2002. For S N Vivian, Chief Executive of Hanson Building Materials Europe (“HBME”) throughout the year, the economic value added performance of HBME in 2002 determined three-quarters of the addition to his bonus bank with one-quarter of the addition based on the performance of the group overall. In 2003 the group’s overall economic value added performance will determine the bonus bank addition for A J Murray, J C Nicholls and G Dransfield. The bonuses paid in respect of the year to December 31, 2002 to the directors are set out in the table of directors’ remuneration on F-29.

Performance targets under the annual bonus scheme, based on improvements in economic value added, are set by the Remuneration Committee, after taking advice from Mercer.

Bonuses are not pensionable.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions, except numbers)

Long term incentive plan

Under the LTIP, participants are conditionally awarded shares in the Company at nil cost with the proportion of those shares which may vest subject to the achievement of performance targets over a performance period set by the Committee.

In 2002 a conditional award of shares was made to A J Murray, then Chief Executive of HBMA, of 200% of basic salary and to the other executive directors of 100% of basic salary. No conditional option grant under the share option plan was made in 2002 to A J Murray (similarly for other US-based executives).

The conditional awards made in 2002 are subject to performance criteria and the Committee determined that 50% of the conditional award should be subject to the attainment of an economic value added target and 50% to a total shareholder return (“TSR”) target. The Committee chose these performance measurements as it believed they correlate clearly with the creation of shareholder value.

For the conditional award made in 2002, the economic value added target requires an improvement in economic value added over a period of three years based on the results for the year to December 31, 2001. For this measurement, a linear vesting schedule applies in order that only a small proportion of the award will vest at the minimum performance level with the maximum award vesting only on the achievement of substantial performance improvement. A similar economic value added target is in place for the award made in 2001. On attaining the minimum economic value added improvements of £10.6 for the 2001 award, and £8.8 for the 2002 award, 25% of the respective awards, subject to the economic value added measurement criteria, will vest. 100% of the awards subject to this measurement will vest on the attainment of economic value added improvements of £28.4 and £23.4 for the 2001 and 2002 awards, respectively.

TSR is the aggregate of share price growth and dividends paid on the assumption that such dividends are reinvested in Hanson shares during the performance period.

For the TSR measurement in 2002 (and similarly for the awards made in 2000, for which 100% of the award is subject to a TSR performance measurement criteria, and 2001) the conditional awards made will vest only if Hanson achieves a TSR over the three-year performance period, from the date of the award in March 2002, which is greater than the TSR achieved by at least 50% of the members of a comparator group of international building materials companies at the date of the award (the “comparator group”). If so 30% of the award will vest. All of the award will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group over the same period. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the Company’s ranking.

In 2000, the comparator group consisted of 24 companies, including Hanson. These included 11 UK building materials companies in the FTSE350 Index (Aggregate Industries, Blue Circle, BPB, Hanson, Hepworth, Novar, Pilkington, RMC, Travis Perkins, Ultraframe and Wolseley), six European building materials companies in the Euro Top 300 Index (CRH, Dyckerhoff, Heidelberger, Holcim, Lafarge and Wienerberger), five US businesses (Florida Rock, Martin Marietta, Southdown, Texas Industries and Vulcan) and two Australian building materials companies (Boral and CSR).

In 2001, Blue Circle and Southdown were removed from the comparator group following takeover and in 2002, Hepworth was also removed from the comparator group following takeover.

There is no retesting of performance under either the economic value added measurement or the TSR measurement.

The table below shows the conditional interests in shares of directors relating to awards made under the LTIP in 1999, 2000, 2001 and 2002. Following the end of the three-year performance period for the conditional award made in 1999, approximately 850,000 shares vested on September 17, 2002 in the participants, including the directors as set out in the table below. For G Dransfield and J C Nicholls, the performance criteria was based on Hanson’s TSR for the three-year performance period. This ranked below 50% of the members of the comparator group for the 1999 award and, therefore, in accordance with the performance criteria none of the shares subject to this performance measurement vested. For A J Murray and S N Vivian, the performance criteria for the conditional award made in 1999 was based on cash returns on cash invested by HBMA and Hanson Quarry Products Europe respectively over a three-year performance period, being on the same basis as other executives within their respective operating companies. For A J Murray 100% of his conditional award vested and for S N Vivian 37% of his conditional award vested with the balance of the award lapsing. Both A J Murray and S N Vivian retained all the shares arising and elected to satisfy their income tax liabilities separately.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—except numbers of shares)

	Balance at Jan 1, 2002	Awarded during year	Vested during year	Lapsed during year	Balance at Dec 31, 2002*
	number of shares
A J Murray	296,501	194,806	44,460	—	446,847
G Dransfield	164,069	64,970	—	43,085	185,954
J C Nicholls	155,066	69,302	—	35,904	188,464
S N Vivian	139,371	67,136	10,653	18,070	177,784
A J H Dougal (see note 1 below)	213,859	97,456	—	—	311,315

*Or date of leaving the Company, if earlier.

Note

1)	A J H Dougal left the Company on May 14, 2002. He retained entitlement to the conditional shares awarded to him under the LTIP. The awards outstanding at the date of leaving remained subject to the performance conditions as outlined above. None of the 1999 award made to A J H Dougal vested resulting in the lapse of a conditional award over 47,872 shares.

2)	The relevant market price at the time of the conditional award in 2002 was 461.75p per share.

From and including awards made in 2000 under the LTIP, the performance measurement was the same for all participants. As outlined above, the awards for the operating company participants in prior years were based on cash returns on cash invested, with vesting determined by a proportion (one-third) of an accumulated bonus bank. Following the vesting of the 1999 award in 2002, due to the excellent performance of HBMA over the period 1997 to 2000, excess amounts remained in the accumulated bonus banks of some participants including A J Murray. Along with other US executives in a similar position, the excess in the bonus bank amounting to $709,234, appreciated by any increase in the share price above 349.8p being the relevant price at the time of the 2000 LTIP award, will be received by A J Murray in September 2003, on the third anniversary of the 2000 LTIP award.

Conditional awards under the LTIP will usually be made annually. In 2003 it is proposed that the conditional award to A J Murray will not exceed 150% of basic salary and for the other executive directors will not exceed 100% of basic salary.

Awards vesting under the LTIP are not pensionable.

Share options

Share option plan

Under the Share Option Plan, participants are granted options over a number of shares in the Company but the proportion of those shares under option which may be exercised is subject to the achievement of performance targets over a three-year performance period set by the Remuneration Committee. To the extent an option or part of an option becomes capable of being exercised at the end of the three-year performance period it will ordinarily remain exercisable at any time up to 10 years from the date of grant.

The economic value added and TSR performance targets for the conditional options granted to directors in the years ending December 31, 2001 and 2002 were the same as for the awards made in 2001 and 2002 under the LTIP, as detailed above, with no retesting.

The conditional options granted to directors under the Share Option Plan are shown below:

	Balance at Jan 1, 2002	Granted during year	Exercised during year	Balance at Dec 31, 2002*	Weighted average exercise price (pence)
	number of shares
G Dransfield	61,272	64,970	—	126,242	467.4
J C Nicholls	61,272	69,302	—	130,574	467.2
S N Vivian	57,046	67,136	—	124,182	467.1
A J H Dougal	84,512	97,456	—	181,968	467.1

*Or date of leaving the Company, if earlier.

Note

1)	A J H Dougal left the Company on May 14, 2002. He retained entitlement to the conditional options granted to him under the Share Option Plan. The grants outstanding at the date of leaving remained subject to performance criteria as outlined above. To the extent the options become capable of being exercised, these must be exercised within one year of such time or they will lapse.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—except numbers of shares)

Under the Black-Scholes option valuation model, on the basis of the Company’s three-year share price performance, the value of an option over an ordinary share at the date of grant was equal to approximately 35% of the share’s current market value. On this basis, with no discount to the Black-Scholes value because of the application of performance conditions on exercise, the conditional options granted during 2001 and 2002 at 100% of basic salary had a Black-Scholes value, at the date of grant, of about 35% of basic salary in each case. The market price at December 31, 2002 was 276p per ordinary share, which compares to the exercise prices of the conditional options granted in 2001 and 2002 at prices of 473.3p and 461.75p per share respectively.

Grants of conditional options under the Share Option Plan are considered annually in conjunction with the awards to be made under the LTIP. In 2003 it is proposed that the conditional option grant to A J Murray will not exceed 125% of basic salary and for the other executive directors will not exceed 100% of basic salary.

Any gains made under the Share Option Plan will not be pensionable.

Executive share option schemes

Options to subscribe for ordinary shares granted to directors under the Executive Share Option Schemes are shown below. No performance conditions apply to the right to exercise the options granted and no further grants will be made under these schemes, the last grant having been made in December 1995.

	Balance at Jan 1, 2002	Surrendered for cash during year	Exercised during year	Balance at Dec 31, 2002*	Weighted average exercise price (pence)	Range of exercise dates
	number of shares
C D Collins	216,713	44,691	9,082	162,940	417.0	1/97-12/05
A J Murray (see note 1 below)	133,811	—	—	133,811	394.2	1/96-12/05
G Dransfield	186,636	2,217	—	184,419	402.1	1/97-1 2/05
S N Vivian	54,327	—	—	54,327	443.9	1/97-12/04
A J H Dougal (see note 2 below)	142,259	—	—	142,259	397.4	1/97- 5/03

*Or date of leaving the Company, if earlier.

Notes

1)	An option held by A J Murray over 13,858 ordinary shares granted on January 12, 1993 at a subscription price of 424.9p per share lapsed on January 11, 2003.

2)	A J H Dougal left the Company on May 14, 2002. His options outstanding, all of which have exercise prices above the market price of Hanson ordinary shares as at December 31, 2002, must be exercised within one year of his leaving or they will lapse.

The range of the market quotations for Hanson ordinary shares, as derived from the London Stock Exchange Daily Official List, during the period January 1 to December 31, 2002 was 264.5p to 539.5p.

C D Collins exercised an option over 9,082 ordinary shares and surrendered for cash an option over 44,691 ordinary shares, both options being at a subscription price of 424.9p and with a market price on the date of exercise/surrender of 511.25p.

G Dransfield surrendered for cash an option over 2,217 ordinary shares, the option being at a subscription price of 397.8p and with a market price on the date of surrender of 511.25p.

The total gains made by directors on options exercised or surrendered for cash under the Executive Share Option Schemes and the Sharesave Scheme during the year were £95,936 (£155,898).

Gains made under the Executive Share Option Schemes and the Sharesave Scheme are not pensionable.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—except numbers of shares)

Sharesave scheme

At December 31, 2002 there were approximately 3,300 participants in the UK Inland Revenue approved savings related Sharesave Scheme. The options granted to directors under the Sharesave Scheme are shown in the table below:

	Balance at Jan 1, 2002	Granted during year	Exercised during year	Exercise price (pence)	Market price at date of exercise (pence)	Balance at Dec 31, 2002* (number)	Weighted average exercise price (pence)	Range of exercise dates
	number of shares
A J Murray	4,620	2,971	4,620	224	501.4	2,971	318.0	12/05-5/06
G Dransfield	7,223	3,099	4,620	224	501.6	5,702	293.8	5/04-5/06
J C Nicholls	2,263	—	—	—		2,263	428.0	12/04-5/05
S N Vivian	7,700	5,165	7,700	224	501.6	5,165	318.0	12/05-5/06
A J H Dougal (see note 1 below)	7,700	—	—	—	—	7,700	224.0	6/02-11/02

*Or date of leaving the Company, if earlier.

Notes

1)	In accordance with the rules of the Sharesave Scheme, on leaving the Company A J H Dougal retained the option over 7,700 shares outlined in the table above. The option, which matured on June 1, 2002, was capable of being exercised for a period of six months following him leaving the Company.

2)	The options granted under the Sharesave Scheme during the year were at an exercise price of 318p per share, being a 20% discount to the market price on August 29, 2002.

Service contracts

The Chairman is employed on a service contract, entered into on February 22, 1999 and subsequently amended by letter on December 1, 2000 extending his appointment to the date of the AGM in 2005 unless terminated earlier on the provision of 52 weeks’ notice either to the Company or to the Chairman. Termination payment is limited to the Chairman’s annual salary and benefits.

The executive directors are all employed on rolling service contracts, entered into on March 1, 1999, which are terminable at any time by the Company on giving 52 weeks’ notice or by the director giving six months’ notice. Termination payments are limited to the director’s normal compensation, including basic salary, annual incentives and benefits, for the unexpired portion of the notice period. Pensionable service will also accrue for the unexpired portion of the notice period. In the event that the Company terminates the service contracts the service requirements under the Company’s LTIP and Share Option Plan will be waived; these awards, however, remain subject to their performance conditions.

Currently, no non-executive directors have service contracts with the Company.

External appointments

The Company acknowledges that its executive directors may be invited to become non-executive directors of other leading companies and that such non-executive duties can broaden experience and knowledge to the benefit of Hanson. Executive directors are limited to one such non-executive position and the policy is that fees may be retained. Currently no such non-executive positions are held by any of the executive directors.

	Year Ended December 31
	2002 £ ’000	2001 £’000	2000 £’000
Directors’ remuneration
Directors’ emoluments
Non-executive directors’ fees	240	214	237
Chairman and executive directors’ salaries and benefits	1,913	1,969	1,807
Long-term incentive plan (“LTIP”)	217	1,399	1,386
Executive directors’ annual bonuses	824	589	436
Termination payments	660	—	—

	3,854	4,171	3,866

Emoluments of the highest paid director representing salary, annual bonus, benefits and LTIP	1,013	898	788

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling)

Remuneration during the year to December 31, 2002 of the directors in office at the end of the year:

	Salary/ fees	Annual bonus	Benefits (note 1)	Termination payments	Total 2002	Total 2001	Total 2000	LTIP vested (note 2) 2002	LTIP vested 2001	LTIP vested 2000
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
C D Collins	165	—	18	—	183	177	170	—	321	327
A J Murray	475	334	29	—	838	644	548	175	254	240
G Dransfield	300	149	19	—	468	394	366	—	269	272
J C Nicholls	340	169	65	—	574	433	373	—	207	191
S N Vivian	310	172	18	—	500	373	294	42	69	73
A J H Dougal (note 3)	167	—	7	660	834	537	492	—	279	283
The Rt. Hon. Lord Baker of Dorking CH	44	—	—	—	44	43	42	—	—	—
W F Blount	36	—	—	—	36	37	21	—	—	—
D M Hoare	33	—	—	—	33	30	20	—	—	—
S L Keswick	56	—	—	—	56	46	31	—	—	—
The Baroness Noakes DBE	38	—	—	—	38	11	—	—	—	—
J M Schubert	33	—	—	—	33	30	61	—		—

	1,997	824	156	660	3,637	2,755	2,418	217	1,399	1,386

1)	Benefits include the provision of a Company car (or cash allowance), accommodation allowance (for A J Murray), health insurance, life cover and cash in lieu of pension allowance (for J C Nicholls). A J Murray received no allowance for relocating from the USA to the UK on him becoming Chief Executive of the Company. However, to assist him with the relocation, the Company helped A J Murray to exchange his own funds amounting to $150,000 into sterling at the spot rate on the date of the transaction. There was no cost to the Company.

2)	The value of the shares vesting under the LTIP in 2002 is based on the share price on the day of vesting, September 17, 2002, of 393.25p

3)	A J H Dougal left the Company on May 14, 2002. Under the terms of his service contract the Company was obliged to compensate him for loss of office as reflected under the heading ‘Termination payments’.

No remuneration was paid to former directors during the year to December 31, 2002. In fiscal 2001 £17,000 (fiscal 2000 £52,000) was paid to Sir David Hardy who retired as a director in fiscal 2001.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—except number of shares)

Directors’ interests in ordinary shares

The interests of the directors, who held office at December 31, 2002, in the ordinary shares of the Company on January 1, 2002 and December 31, 2002 (excluding options granted under the executive share option schemes, the share option plan and the sharesave scheme, details of which are shown on pages F-26-F-27 and F-28) were as follows:

			Conditional interest under LTIP
	Dec 31, 2002	Jan 1, 2002*	Dec 31, 2002	Jan 1, 2002*
	number of shares
C D Collins	139,764	130,862		—
A J Murray	198,661	139,581	446,847	296,501
G Dransfield	116,231	111,611	185,954	164,069
J C Nicholls	55,715	48,215	188,464	155,066
S N Vivian	57,844	39,491	177,784	139,371
The Rt Hon. Lord Baker of Dorking CH	3,625	3,625
W F Blount	1,000	1,000
D M Hoare	7,707	7,707
S L Keswick	5,000	1,554
Baroness Noakes DBE	7,600	7,600
J M Schubert	16,000	16,000

*or date of appointment if later.

The only non-beneficial interests included in the above table are 6,875 (2001: 6,875) and 6,095 (2001: 6,095) ordinary shares held by C D Collins and D M Hoare, respectively.

Directors’ pensions

The pension arrangements of the chairman and each of the executive directors are explained in note 21.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

4. Exceptional items

	Year Ended December 31
Operating exceptional items	2002	2001	2000
Continuing operations
Integration and reorganisation costs	(0.6)	(24.3)	(22.7)
Impairment of continental European brick operations:
– Net assets	—	(74.6)	—
– Goodwill impaired previously written off to reserves	—	(88.8)	—
Impairment of Asia Pacific operations	(61.9)	—	—
Other impairments	(25.1)	(3.6)	—

Operating exceptional items	(87.6)	(191.3)	(22.7)

Non operating exceptional items
Discontinued operations
Profit (loss) on disposal and termination of operations
Profit on disposal of Waste Management	—	125.2	—
Loss on disposal of North American operations	(8.8)	(18.8)	—
Provisions for loss on disposal of Texas Cement operations	(15.2)	—	—
Insurance receipts relating to terminated operations	6.0	5.6	5.7
(Loss)/profit on other disposals and terminations	(10.4)	(7.9)	1.2
Release of demerger provisions and other creditors	37.4	12.1	—

	9.0	116.2	6.9
Profit on disposal of fixed assets (continuing operations)
Profit/(loss) on sale of fixed assets and investments	2.0	(0.5)	4.4

Non operating exceptional items	11.0	115.7	11.3

Total exceptional items before interest and taxation	(76.6)	(75.6)	(11.4)

Impairment charges represent the difference between carrying values and the higher of net realisable value and value is use. A country specific weighted average cost of capital rate of 10%, was used for discounting value in use calculations, in respect of Hong Kong.

See note 6 for an analysis of tax relating to exceptional items.

The net tax charge in respect of the exceptional items amounts to £22.9 (2001: credit of £8.7, 2000: credit of £11.9).

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

5. Net interest payable

	Year Ended December 31
Interest payable and similar charges:	2002	2001	2000
On loans wholly repayable within five years:
– payable by instalments	(1.3)	(1.4)	(9.2)
– not payable by instalments	(73.3)	(135.0)	(153.2)
On loans not wholly repayable within five years:
– payable by instalments	(0.2)	(0.1)	(0.1)
– not payable by instalments	(39.6)	(34.3)	(12.8)

Total payable
(including 2002: £(0.4), 2001: £(0.7) and 2000: £(0.8) relating to finance leases)	(114.4)	(170.8)	(175.3)
Interest receivable and similar income	37.6	67.1	85.0
Share of joint-venture interest	(1.7)	(2.9)	(1.9)
Share of associate interest	—	0.1	0.3

Net interest payable	(78.5)	(106.5)	(91.9)
Unwinding of discount (net)	(4.5)	(6.0)	(6.8)

Net interest payable and similar charges	(83.0)	(112.5)	(98.7)

6. Taxation

a) Analysis of tax charge in the year

	Year Ended December 31, 2002
UK	Before exceptional Items	Exceptional items	Total
Current tax:
UK corporation tax at 30.0%	(4.7)	—	(4.7)
Receipt for group relief	9.8	15.0	24.8

UK corporation tax credit	5.1	15.0	20.1
Foreign tax	(45.0)	18.4	(26.6)
Share of joint ventures (see note below)	(11.1)	—	(11.1)
Share of associates	(4.0)	—	(4.0)

Total current tax	(55.0)	33.4	(21.6)
UK deferred tax:
– Origination and reversal of timing differences	(4.5)	—	(4.5)
Foreign deferred tax:
– Origination and reversal of timing differences	(32.0)	(28.2)	(60.2)

Total deferred tax	(36.5)	(28.2)	(64.7)

Tax on profit on ordinary activities	(91.5)	5.2	(86.3)

Included within share of joint-ventures is £5.0 relating to tax on US partnership profits borne by the group.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

	Year Ended December 31, 2001
UK	Before exceptional Items	Exceptional items	Total
Current tax:
UK corporation tax at 30.0%	(123.1)	—	(123.1)
Double tax relief	130.6	—	130.6
Receipt for group relief	—	0.6	0.6

UK corporation tax credit	7.5	0.6	8.1
Foreign tax	(84.2)	7.0	(77.2)
Release relating to prior years	—	100.0	100.0
Share of joint ventures (see note below)	(11.5)	—	(11.5)
Share of associates	(3.7)	—	(3.7)

Total current tax	(91.9)	107.6	15.7
UK deferred tax:
– Origination and reversal of timing differences	(3.3)	(9.4)	(12.7)
Foreign deferred tax:
– Origination and reversal of timing differences	(10.7)	11.1	0.4

Total deferred tax	(14.0)	1.7	(12.3)

Tax on profit on ordinary activities	(105.9)	109.3	3.4

Included within share of joint ventures is £5.0 relating to tax on US partnership profits borne by the group.

	Year Ended December 31, 2000
UK	Before exceptional Items Restated	Exceptional items Restated	Total Restated
Current tax:
UK corporation tax at 30.0%	(49.7)	—	(49.7)
Double tax relief	53.7	—	53.7
Receipt for group relief	—	17.6	17.6

UK corporation tax credit	4.0	17.6	21.6
Foreign tax	(85.2)	20.7	(64.5)
Share of joint ventures (see note below)	(7.0)	—	(7.0)
Share of associates	(4.2)	—	(4.2)

Total current tax	(92.4)	38.3	(54.1)
Foreign deferred tax:
– Origination and reversal of timing differences	(7.9)	(8.8)	(16.7)

Total deferred tax	(7.9)	(8.8)	(16.7)

Tax on profit on ordinary activities	(100.3)	29.5	(70.8)

Included within share of joint ventures is £4.0 relating to tax on US partnership profits borne by the group.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

b) Factors affecting tax charge for the period

	Year Ended December 31, 2002
	Before exceptional items	Total
Profit on ordinary activities before tax	£350.3	£273.7

	%	%
Tax on ordinary activities at 30.0%	30.0	30.0
Permanent differences	6.6	8.5
Overseas tax rate differences	(8.1)	(10.4)
Accelerated capital allowances	(2.7)	(3.4)
Current year tax losses and other timing differences not tax effected	(1.5)	(1.9)
Utilisation of tax losses brought forward	(4.8)	(6.1)
Prior year adjustments	(2.3)	(3.0)
Tax effect on exceptionals	—	(3.8)
Other	(1.5)	(2.0)

Total current tax	15.7	7.9

	Year Ended December 31, 2001
	Before exceptional items	Total
Profit on ordinary activities before tax	£351.0	£275.4

	%	%
Tax on ordinary activities at 30.0%	30.0	30.0
Permanent differences	1.6	2.0
Overseas tax rate differences	(3.5)	(4.4)
Accelerated capital allowances	(2.4)	(3.1)
Current year tax losses and other timing differences not tax effected	2.4	3.1
Utilisation of tax losses brought forward	(0.2)	(0.2)
Prior year adjustments	(1.9)	(2.4)
Other	0.2	0.2
Tax effect on exceptionals	—	(30.9)

Total current tax	26.2	(5.7)

	Year Ended December 31, 2000
	Before exceptional items	Total
Profit on ordinary activities before tax	£318.6	£307.2

	%	%
Tax on ordinary activities at 30.0%	30.0	30.0
Permanent differences	1.2	1.2
Overseas tax rate differences	(3.0)	(3.2)
Accelerated capital allowances	(2.4)	(2.5)
Current tax losses not utilised	3.3	3.4
Exceptionals, principally release relating to prior years	—	(11.3)

Total current tax	29.1	17.6

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions, except number of shares)

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

Tax losses with a value of £64.2 have not been recognised as their use is uncertain or not currently anticipated.

7. Earnings Per Share

The calculation of the basic earnings per ordinary share of 25.4p (2001: 37.9p, 2000: 33.4p) was based on the weighted average of 736,441,256 (2001: 735,427,260, 2000: 708,632,341) ordinary shares in issue during the year and profit after taxation of £187.4 (2001: £278.8, 2000: £236.4). The basic earnings per ordinary share pre goodwill amortisation of 33.8p (2001: 46.0p, 2000: 39.4p) are calculated using the same number of shares referred to above and on earnings of £248.7 (2001: £338.5, 2000: £279.1).

The calculation of the diluted earnings per ordinary share of 25.4p (2001: 37.8p, 2000: 33.3p) was based on the weighted average of 737,523,158 (2001: 737,709,825, 2000: 710,856,066) ordinary shares in issue during the year and the profit after taxation of £187.4 (2001: £278.8, 2000: £236.4). The diluted earnings pre goodwill amortisation per ordinary share of 33.7p (2001: 45.9p, 2000: 39.3p) is calculated using the same number of shares referred to immediately above and on earnings of £248.7 (2001: £338.5, 2000: £279.1).

The reconciliation from basic earnings per share to diluted earnings per share is given as follows:

	Year Ended December 31, 2002
	Shares No.	Profit	Earnings per share, pence
Basic	736,441,256	187.4	25.4
Options	129,620	—
Sharesave	952,282	—

Diluted	737,523,158	187.4	25.4

Adjustment for goodwill amortisation	—	61.3

Basic before goodwill	736,441,256	248.7	33.8

Diluted before goodwill	737,523,158	248.7	33.7

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

8. Intangible fixed assets

Goodwill
Cost
At January 1, 2001	1,163.7
Additions	63.1
Disposals	(5.7)
Exchange adjustments	6.9

At December 31, 2001	1,228.0
Additions	67.5
Disposals	(11.7)
Transfer to current assets	(38.2)
Exchange adjustments	(79.2)

At December 31, 2002	1,166.4

Amortisation
At January 1, 2001	53.6
Provided during the year	59.7
Provision for impairment	12.3
Disposals	(0.5)
Exchange adjustments	0.8

At December 31, 2001	125.9
Provided during the year	61.3
Provision for impairment	74.3
Disposals	(10.5)
Transfer to current assets	(17.1)
Exchange adjustments	(7.2)

At December 31, 2002	226.7

Net book value at December 31, 2001	1,102.1

Net book value at December 31, 2002	939.7

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

9. Tangible fixed assets

	Land, buildings and natural resources	Plant and equipment	Total
Cost
At January 1, 2001	2,205.6	1,664.0	3,869.6
Exchange adjustments	23.9	4.0	27.9
Acquisitions	9.5	13.2	22.7
Additions at cost	23.4	146.3	169.7
Disposals	(125.7)	(138.6)	(264.3)

At December 31, 2001	2,136.7	1,688.9	3,825.6
Exchange adjustments	(116.1)	(99.7)	(215.8)
Acquisitions	25.7	50.7	76.4
Transfer to items for resale	(5.9)	(17.3)	(23.2)
Additions at cost	18.7	124.5	143.2
Disposals	(80.8)	(218.5)	(299.3)

At December 31, 2002	1,978.3	1,528.6	3,506.9

Depreciation
At January 1, 2001	305.2	494.8	800.0
Exchange adjustments	4.6	(5.9)	(1.3)
Charge for the year	54.6	174.3	228.9
Provision for impairment	33.0	27.9	60.9
Disposals	(41.7)	(84.6)	(126.3)

At December 31, 2001	355.7	606.5	962.2
Exchange adjustments	(27.3)	(38.3)	(65.6)
Charge for the year	51.7	163.9	215.6
Transfer to items for resale	(5.5)	(11.3)	(16.8)
Provision for impairment	4.5	21.8	26.3
Disposals	(55.0)	(175.0)	(230.0)

At December 31, 2002	324.1	567.6	891.7

Net book amounts
At December 31, 2001	1,781.0	1,082.4	2,863.4

At December 31, 2002	1,654.2	961.0	2,615.2

Land, buildings and natural resources comprise the following:

	December 31, 2002
	Freehold	Long leasehold	Short leasehold	Total
Aggregates	1,072.5	6.9	21.6	1,101.0
Clay	134.3	13.4	—	147.7
Other land and buildings	296.8	1.3	107.4	405.5

At December 31, 2002	1,503.6	21.6	129.0	1,654.2

	December 31, 2001
	Freehold	Long leasehold	Short leasehold	Total
Aggregates	1,091.1	6.3	126.0	1,223.4
Clay	136.0	—	—	136.0
Other land and buildings	319.5	4.5	97.6	421.6

At December 31, 2001	1,546.6	10.8	223.6	1,781.0

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

	December 31
	2002	2001
Cost of finance leased assets included in plant and equipment	82.1	86.3
Cumulative depreciation of finance leased assets	(51.3)	(51.7)

Net book amounts at December 31	30.8	34.6

Capital expenditure contracted	26.7	30.3

10. Investments

	Listed investments	Unlisted investments
	Other	Joint- ventures	Associates	Loans to joint- ventures and associates	Other	Provisions	Total
Fixed asset investments
At January 1, 2001	5.8	167.4	82.2	52.6	0.4	(1.3)	307.1
Exchange movements	—	(4.4)	—	1.7	—	—	(2.7)
Additions	—	1.0	0.1	—	—	—	1.1
Acquisitions	—	17.3	—	—	—	—	17.3
Share of retained profit (loss)	—	(1.2)	2.0	—	—	—	0.8
Provisions charged in year	—	—	—	—	—	(1.1)	(1.1)
Reallocations	(0.1)	27.5	(36.2)	(38.2)	—	—	(47.0)
Disposals	(5.4)	—	—	(1.5)	(0.1)	—	(7.0)

At December 31, 2001	0.3	207.6	48.1	14.6	0.3	(2.4)	268.5
Exchange movements	—	(13.0)	—	(1.5)	—	—	(14.5)
Additions	15.7	1.9	1.0	12.0	—	—	30.6
Acquisitions	—	—	—	—	0.1	—	0.1
Share of retained profit (loss)	—	(3.4)	0.7	—	—	—	(2.7)
Provisions charged in year	—	—	—	—	—	(4.3)	(4.3)
Reallocations	—	(59.1)	(1.5)	(14.2)	—	—	(74.8)
Disposals (Note 18)	(2.7)	(2.5)	(3.9)	—	(0.1)	2.4	(6.8)
Provisions allocated	(4.2)	—	(0.1)	—	—	4.3	—

At December 31, 2002	9.1	131.5	44.3	10.9	0.3	—	196.1

The market value of marketable securities, all of which are traded on recognised stock exchanges, at the year end was £9.1 (2001: £0.3). Of this, £9.1 (2001: £0.3) was in respect of investments listed in the United Kingdom. The directors estimated the value of unlisted investments at the year ends to be £187.0 (2001: £268.2).

On May 31, 1995 Hanson established an employee share trust (“the trust”) approved by shareholders on May 15, 1995. The trust as at December 31, 2002 held 3.3 million ordinary shares in Hanson at a book value of £9.1. The trust waived its rights to dividends payable during the year and to its future dividends on its holding of the Hanson shares.

Included within reallocations of £74.8 is the reclassification of Pioneer Sun-Mix Concrete from joint-venture to a subsidiary (£2.0), and the consequent reclassification of its loan (£14.1). North Texas Cement has been reclassified to current asset investments (£56.1).

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Principal joint ventures and associated undertakings, none of which are held directly by Hanson PLC, are as follows:

Principal joint ventures at December 31, 2002

	Country	Year ended	Share capital and reserves	Full year pre-tax profit	% owned
United Marine Holdings Ltd (a)	UK	December	31.8	11.6	50.0
Australian Cement Holdings Pty Ltd (b)	Australia	December	93.0	21.6	50.0
Pioneer Road Services Pty Ltd (c)	Australia	December	22.7	3.5	50.0
Metromix Pty Ltd (d)	Australia	March	10.1	1.3	50.0
Campbell Ready Mix LP (e)	USA	December	65.6	7.2	50.0
Piedras y Arenas Baja, S de R L de CV (a)	Mexico	December	8.4	(3.4)	50.0

Principal associated undertakings at December 31, 2002

Midland Quarry Products Ltd (a)	UK	December	58.5	20.3	50.0

(a)Principal activity is quarry operations	(b)Principal activity is cement production
(c)Principal activity is road surfacing (e)Principal activity is ready-mixed concrete operations	(d)Principal activity is ready-mixed concrete and quarry operations

Current asset investments

	December 31
	2002	2001
Unlisted	101.8	373.6

£12.5 (2001: £373.6) of the unlisted investments are taken as liquid resources in the net debt calculation as they constitute term deposits of no more than one year to maturity.

11. Stocks

	December 31
	2002	2001
Raw materials	35.2	36.9
Work in progress	6.7	7.0
Finished goods and items for resale	282.7	335.4

	324.6	379.3

12. Debtors

	December 31
	2002	2001
		Restated
Due within one year
Trade debtors	613.0	627.8
Other debtors	176.5	139.6

	789.5	767.4
Due after one year
Pension prepayment	150.8	155.4
Other debtors	39.4	59.1
Amounts recoverable from insurers	69.9	100.2

	1,049.6	1,082.1

Trade debtors are stated net of provisions for bad and doubtful debts of £29.6 in fiscal 2002 and £25.4 in fiscal 2001.

Consistent with Financial Reporting Standard 12 “Provisions, contingent liabilities and contingent assets”, amounts recoverable from insurers in respect of environmental liabilities are now separately disclosed within debtors. Previously, the provisions for environmental liabilities were stated net of amounts recoverable from insurers (see note 15). The comparatives have been restated accordingly.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

13. Creditors due within one year

Analysis of other creditors

	December 31
	2002	2001
Taxation and social security
-Corporate taxes	9.4	30.4
-Other taxes	11.9	12.9

	21.3	43.3
Accruals and deferred income	178.5	186.7
Other	125.1	152.5

	324.9	382.5

Debenture loans include £176.1 (2001: £220.1) relating to US dollars borrowed under US and European commercial paper programmes and £401.4 (2001: £290.3) relating to euro borrowed under a European commercial paper programme. Bank loans, overdrafts and debenture loans bear interest at rates ranging from 1.3% to 8.3% per annum. Outstanding instalments under finance leases totalling £3.8 (2001: £2.5) are included in debenture loans. Hanson has unused committed bank facilities of £561.7 at December 31, 2002 (2001: £644.0), which expire as follows:

Unused committed bank facilities

	December 31
	2002	2001
2003	8.8	315.8
2004	358.0	—
2005 and after	194.9	328.2

	561.7	644.0

14. Creditors due after one year

	December 31
	2002	2001
Loans not wholly repayable within 5 years
7.875% notes 2010	463.9	512.3
Secured long-term loans	2.6	2.2
Unsecured long-term bank loans	2.3	2.9

	468.8	517.4
Loans repayable within five years
7.375% unsecured notes 2003	—	436.7
6.75% guaranteed notes 2005	467.3	516.4
Secured loans	2.0	8.2
Unsecured bank loans	1.3	27.2
Unsecured other loans	32.9	93.4

	503.5	1,081.9

	972.3	1,599.3

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Long-term debt is repayable as follows:

	December 31
	2002	2001
2003	—	523.8
2004	33.9	36.6
2005	468.8	518.5
2006	1.9	4.0
2007	0.5	—
thereafter	467.2	516.4

	972.3	1,599.3

Bank loans, other loans and finance leases bear interest at rates which are either fixed or fluctuate in line with market rates and at the year end these ranged from 1.5% to 8.1% per annum.

The group’s $750.0 bond matured on January 15, 2003 and is therefore included within creditors due within one year as at December 31, 2002.

Outstanding instalments under finance leases totalling £3.4 (2001: £6.2) are included above. Obligations of commercial banks under standby letters of credit totalled £86.9 (2001: £59.3). Loans repayable by instalments after five years of £2.5 (2001: £1.1) and within five years of £2.3 (2001: £10.1) are shown within the consolidated figures.

Financial risk management

The following tables summarise Hanson’s net currency exposure:

	Year ended December 31, 2002
	Gross capital employed	Net (debt) cash	Net assets	Net foreign exchange contracts	Net currency exposure
Sterling	837.5	162.3	999.8	(42.9)	956.9
US dollar	1,987.8	(817.4)	1,170.4	(117.7)	1,052.7
Australian dollar	502.8	(187.8)	315.0	(4.5)	310.5
Other	502.0	(327.0)	175.0	165.1	340.1

Total	3,830.1	(1,169.9)	2,660.2	—	2,660.2

	Year ended December 31, 2001
	Gross capital employed	Net (debt) cash	Net assets	Net foreign exchange contracts	Net currency exposure
Sterling	791.5	238.8	1,030.3	(30.7)	999.6
US dollar	2,185.4	(1,160.6)	1,024.8	37.4	1,062.2
Australian dollar	542.0	(222.0)	320.0	(4.1)	315.9
Other	631.6	(285.9)	345.7	(2.6)	343.1

Total	4,150.5	(1,429.7)	2,720.8	—	2,720.8

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Interest rate risk

The interest rate and currency profile of the financial assets and liabilities of the group at December 31, 2002 was:

					Fixed rate financial assets and liabilities
	Total	Floating rate financial assets, (liabilities)	Fixed rate financial assets, (liabilities)	Financial assets, (liabilities) on which no interest is paid	Weighted average interest rate %	Weighted average period for which rate is fixed (years)
Sterling
Assets	1,083.7	833.6	—	250.1
Liabilities	(935.8)	(714.2)	—	(221.6)

Net	147.9	119.4	—	28.5

US dollar
Assets	1,562.0	817.1	—	744.9
Liabilities	(2,226.8)	(1,092.6)	(659.6)	(474.6)	6.94	3.7

Net	(664.8)	(275.5)	(659.6)	270.3

Australian dollar
Assets	62.9	0.1	—	62.8
Liabilities	(248.6)	(112.9)	(79.5)	(56.2)	6.72	2.7

Net	(185.7)	(112.8)	(79.5)	6.6

Euro
Assets	448.2	353.5	—	94.7
Liabilities	(457.3)	(397.0)	—	(60.3)

Net	(9.1)	(43.5)	—	34.4

Other
Assets	158.9	62.3	—	96.6
Liabilities	(260.9)	(178.0)	(2.7)	(80.2)	6.00	3.0

Net	(102.0)	(115.7)	(2.7)	16.4

Total
Assets	3,315.7	2,066.6	—	1,249.1
Liabilities	(4,129.4)	(2,494.7)	(741.8)	(892.9)	6.91	3.6

Net	(813.7)	(428.1)	(741.8)	356.2
Less financial (assets) liabilities on which no interest is paid	(356.2)

Net debt	(1,169.9)	(428.1)	(741.8)
	100%	37%	63%

The amounts in the above table are shown after taking account of currency and interest rate swaps undertaken to manage the interest rate exposure of the group. It also includes the principal amount of any forward exchange contracts and options undertaken to manage the translation exposure of the net assets of overseas subsidiaries. It additionally contain debtors, creditors (excepting those for taxation) and the asset and liability in respect of Koppers, none of which is interest bearing.

Fixed rate US dollar liabilities represent US dollar interest rate swaps with a net notional principal of $65.0, the $750.0 bond repayable on September 15, 2005 and $250.0 of the $750.0 bond due September 27, 2010.

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

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

The interest rate and currency profile of the financial assets and liabilities of the group at December 31, 2001 (restated) was:

	Total	Floating rate financial assets, (liabilities)	Fixed rate Financial assets, (liabilities)	Financial assets, (liabilities) on which no interest is paid	Fixed rate financial assets and liabilities
					Weighted Average interest rate %	Weighted Average period for which rate is fixed (years)
Sterling
Assets	901.9	683.4	—	218.5
Liabilities	(751.6)	(475.2)	—	(276.4)

Net	150.3	208.2	—	(57.9)

US dollar
Assets	1,601.4	797.9	—	803.5
Liabilities	(2,427.1)	(1,185.8)	(735.3)	(506.0)	6.95	4.5

Net	(825.7)	(387.9)	(735.3)	297.5

Australian dollar
Assets	80.3	19.6	—	60.7
Liabilities	(295.4)	(165.8)	(79.9)	(49.7)	6.72	3.7

Net	(215.1)	(146.2)	(79.9)	11.0

Euro
Assets	293.6	215.0	—	78.6
Liabilities	(381.0)	(323.3)	—	(57.7)

Net	(87.4)	(108.3)	—	20.9

Other
Assets	166.4	39.8	—	126.6
Liabilities	(317.9)	(216.6)	(3.5)	(97.8)	6.00	1.5

Net	(151.5)	(176.8)	(3.5)	28.8

Total
Assets	3,043.6	1,755.7	—	1,287.9
Liabilities	(4,173.0)	(2,366.7)	(818.7)	(987.6)	6.92	4.4

Net	(1,129.4)	(611.0)	(818.7)	300.3
Less financial (assets) liabilities on which no interest is paid	(300.3)

Net debt	(1,429.7)	(611.0)	(818.7)
	100%	43%	57%

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

	December 31
	2002	2001
		Restated
Maturity of financial liabilities
In one year or less, or on demand	2,887.8	2,267.7
In more than one year but not more than two years	33.9	523.8
In more than two years but not more than five years	471.2	559.1
In more than five years	736.5	822.4

	4,129.4	4,173.0

Currency exposures

The group manages its currency exposures arising from its net investment overseas. The group has no significant transactional currency exposures in its day to day business.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Hedges

The group’s policy is to hedge the following exposures:

•	interest rate risk – using currency swaps, interest rate swaps and interest rate options

•	foreign exchange risk – using forward foreign currency contracts, foreign exchange options and currency swaps.

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

	December 31
	2002		2001
	Book value	Fair value	Restated
			Book value	Fair value
Fair value of financial assets and liabilities
Primary financial instruments held or issued to finance the group’s operations:
Short-term borrowings and current position of long-term borrowings	(1,563.1)	(1,563.1)	(977.6)	(977.6)
Long-term borrowings	(972.3)	(1,092.9)	(1,576.7)	(1,639.4)
Other financial liabilities	(902.6)	(902.6)	(974.3)	(974.3)
Cash deposits	1,370.9	1,370.9	778.4	778.4
Other financial assets	1,245.2	1,245.2	1,648.2	1,648.2

Derivative financial instruments held to manage the interest rate and currency profile of financial assets and liabilities:
Interest rate swaps and options	9.3	67.8	8.0	46.5
Currency swaps	(11.5)	(10.2)	(24.3)	(8.2)

Derivative financial instruments held to manage the currency profile of the net asset investment in overseas subsidiaries:
Forward exchange contracts and options	10.4	10.4	(11.1)	(11.1)

	(813.7)	(874.5)	(1,129.4)	(1,137.5)

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

Of the derivative financial instruments held to hedge the interest rate and currency profile of financial assets, at the balance sheet date the cumulative aggregate unrecognised gains and losses on interest rate swaps and options is £58.5 (2001: £36.5) and on currency swaps £1.3 (2001: £16.1). Subject to future movements in the yield curve these gains will be recognised over the residual life of each swap or option. On this basis £9.6 of gains will be recognised in the next accounting period. Total gains and losses of £36.4 (2001: £18.5) were recognised in the period ended December 31, 2002 that related to unrecognised gains and losses at the start of the period.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

15. Provisions for liabilities and charges

	Environmental obligations and related costs	Health care and obligations to employees	Deferred and other taxation	Reclamation obligations	Legal and insurance	Other	Total
At January 1, 2001	101.5	172.3	149.8	174.3	30.7	65.6	694.2
Restatement for amounts recoverable from insurers	114.5	—	—	—	—	—	114.5

At January 1, 2001 (as restated)	216.0	172.3	149.8	174.3	30.7	65.6	808.7
Increase in provisions due to unwinding of discount	0.9	—	—	5.1	—	—	6.0
Provided in year	—	7.7	12.3	6.7	6.4	13.0	46.1
Released in year	—	(1.1)	—	(3.1)	(6.3)	—	(10.5)
Acquisitions (disposals)	—	—	2.1	(28.0)	—	(0.6)	(26.5)
Reallocation and transfer from/(to) current liabilities	—	(6.5)	(14.0)	21.7	(1.9)	0.7	—
Utilised and other	(22.8)	(16.5)	0.2	(13.9)	(7.8)	(13.2)	(74.0)
Exchange movements	3.2	4.4	2.4	1.8	0.5	0.5	12.8

At December 31, 2001	197.3	160.3	152.8	164.6	21.6	66.0	762.6
Increase in provisions due to unwinding of discount	1.4	—	—	3.1	—	—	4.5
Provided in year	—	5.3	64.7	6.7	6.0	2.5	85.2
Released in year	—	—	—	(1.1)	(0.8)	(37.4)	(39.3)
Acquisitions (disposals)	—	(0.5)	(2.4)	(20.8)	(1.2)	(2.5)	(27.4)
Reallocation and transfer from/(to) current liabilities	31.2	(6.5)	6.3	(17.6)	(8.6)	(1.6)	3.2
Utilised and other	(33.9)	(14.1)	—	(18.5)	(5.3)	(7.9)	(79.7)
Exchange movements	(18.8)	(13.9)	(6.8)	(6.7)	(1.1)	(2.3)	(49.6)

At December 31, 2002	177.2	130.6	214.6	109.7	10.6	16.8	659.5

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

The above provisions include £146.7 at December 31, 2002 in respect of the cost of resolving current and probable future claims against US subsidiaries for asbestos until 2010. The opening balance has been restated so that the environmental provisions are now stated gross of amounts recoverable from insurers, as required by Financial Reporting Standard 12 “Provisions, contingent liabilities and contingent assets”.

Where appropriate, environmental and reclamation provisions have been established after taking into account the advice of suitably qualified and experienced consultants and after estimating the costs in line with current practice and standards.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions, except number of shares)

The liabilities for deferred and other taxation provided were as follows:

	December 31
	2002	2001
Excess of capital allowances over depreciation	148.8	117.6
Short-term timing differences	(36.6)	(33.3)
Other timing differences	102.4	68.5

Provision for deferred tax	214.6	152.8

Accounting policies—Deferred taxation (F-11) outlines those categories for which no deferred tax is provided.

16. Koppers’ liabilities

Koppers environmental obligations and related costs relate to the former US chemical operations disposed of by Beazer PLC prior to its acquisition by Hanson in 1991. Beazer and certain of its subsidiaries remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which the funding and risk of the environmental liabilities were underwritten by subsidiaries of two re-insurance companies, Centre Solutions and Swiss Re. A one-off premium and related transaction costs totalling $275.0 was paid providing insurance cover of $800.0 in perpetuity after payment by the group of the first $100.0 of remediation costs arising since January 1, 1998. The discounted liability is now recognised in provisions and a corresponding asset representing the amounts receivable is shown in prepayments. These costs are payable, on a reducing basis.

The Koppers’ amount due from insurers, as shown in prepayments, and liabilities transferred to insurers, as shown in provision for liabilities and charges, are as follows:

At January 1, 2001	166.9
Increase in prepayment/liability due to unwinding of discount	13.2
Increase in prepayment/liability due to reappraisal of liabilities	61.2
Decrease in prepayment/liability due to settlements	(40.6)
Exchange movements	5.1

At January 1, 2002	205.8
Increase in prepayment/liability due to unwinding of discount	16.0
Increase in prepayment/liability due to reappraisal of liabilities	36.5
Decrease in prepayment/liability due to settlements	(38.1)
Exchange movements	(20.7)

At December 31, 2002	199.5

The matched increase in the asset/liability during 2002 recognises the possibility of increased claims in future years. The insurance agreement provides cover significantly in excess of projected liabilities.

17. Share Capital

	December 31
	2002	2001
Authorised
925,000,000 ordinary shares of £2	1,850.0	1,850.0

Allotted, called up and fully paid
736,968,849 ordinary shares of £2	1,473.9	1,471.8

December 31, 2002

On January 1, 2002 there were 735,876,751 ordinary shares of £2 each in issue.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions, except number of shares)

During the year to December 31, 2002 £2.2 nominal of ordinary share capital was allotted in respect of the following:

i)	60,137 ordinary shares under the Company’s executive share option schemes for an aggregate consideration of £0.2.

ii)	1,031,961 ordinary shares under the Company’s sharesave schemes for an aggregate consideration of £2.4.

At December 31, 2002 10,129,447 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled £20.3 (£19.5) at the balance sheet date as set out below:

i)	options were exercisable over 2,165,877 ordinary shares under the closed executive share option schemes at dates up to 2005 with subscription prices ranging from 356.4p to 482.6p per share with an average of 418.2p;

ii)	conditional options were granted during the year and remain outstanding over 1,822,392 ordinary shares under the share option plan of these 739,156 had a subscription price of 473.3p per share and 1,083,236 had a subscription price of 461.75p per share;

iii)	options were exercisable over 5,453,001 ordinary shares under the sharesave scheme at dates up to 2009 with subscription prices ranging from 224p to 428p per share with an average of 320.9p;

iv)	options were exercisable over 373,790 ordinary shares under the Quantum (a former subsidiary undertaking) stock option and long-term performance plans at dates up to 2003 with an average subscription price of $4.35; and

v)	an option granted to Stern Stewart & Co over 314,387 ordinary shares at a subscription price of 790p exercisable at any time from July 1, 2002 to July 1, 2004 at which time the option, if unexercised, will lapse.

December 31, 2001

On January 1, 2001 there were 735,162,855 ordinary shares of £2 each in issue.

During the year to December 31, 2001 £1.5 nominal of ordinary share capital was allotted in respect of the following:

i)	30,766 ordinary shares under the Company’s executive share option schemes for an aggregate consideration of £0.1.

ii)	683,130 ordinary shares under the Company’s sharesave schemes for an aggregate consideration of £1.8.

At December 31, 2001 9,731,533 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled £19.5 (£22.3) at the balance sheet date as set out below:

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

v)	an option granted to Stern Stewart & Co over 314,387 ordinary shares at a subscription price of 790p exercisable at any time from July 1, 2002 to July 1, 2004 at which time the option, if unexercised, will lapse.

December 31, 2000

On January 1, 2000 there were 651,978,399 ordinary shares of £2 each in issue.

During the year to December 31, 2000 £166.3 nominal of ordinary share capital was allotted in respect of the following:

i)	82,428,103 ordinary shares in respect of the offer for Pioneer for an aggregate consideration of £381.1.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions, except number of shares)

ii)	20,215 ordinary shares under the Company’s executive share option schemes for an aggregate consideration of £0.1.

736,138 ordinary shares under the Company’s sharesave schemes for an aggregate consideration of £1.7.

At December 31, 2000 11,128,168 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled £22.3 (£23.2) at the balance sheet date as follows:

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

Acquisitions during 2002

Hanson Building Materials America acquired Choctaw Inc. for £92.5 on May 28, 2002, together with an asphalt batch plant in New York for £3.6 on August 21, 2002 and a pipe plant in Oregon for £5.0 on April 23, 2002.

Hanson Building Materials Europe acquired in the UK for £28.1, the assets and liabilities of Marshalls Flooring and Red Bank Manufacturing Company on November 29, 2002, together with Small Lots (Mix-It) Limited on June 30, 2002. In Spain, it acquired two limestone quarries in El Hoyon and Basalt on October 7, 2002 for £13.3, together with the Aridos Sanz and Aridos Rodisan sand and gravel quarries on November 4, 2002 for £5.7. It also acquired two quarries in the Czech Republic on April 29,2002 for £2.4.

On August 30, 2002 Hanson Pacific acquired, in Malaysia, the remaining 50% of the concrete joint-venture Pioneer Sun-Mix Concrete for £2.1.

The total consideration for all acquisitions was £152.7. The operating assets and liabilities of these acquisitions are as follows:

	Total book value	Fair value adjustment	Total fair value
Fixed assets – Tangible	52.3	21.4	73.7
– Goodwill	6.8	(6.8)	—
Stock	16.3	(0.1)	16.2
Debtors	43.3	(0.6)	42.7
Cash	6.1	(0.9)	5.2
Creditors and overdrafts	(36.0)	(0.8)	(36.8)
Loans and finance leases	(1.7)	1.5	(0.2)
Provision for liabilities	(2.3)	0.5	(1.8)

	84.8	14.2	99.0

Total consideration			152.7

Goodwill			53.7
Transfer from joint-ventures			16.1

Goodwill on 2002 acquisitions (note 8)			69.8

For the period since acquisition, turnover of £70.1 and operating profit of £9.0 in respect of these acquisitions is included within the profit and loss account as continuing operations, acquisitions.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

Fair value adjustments were made to the book value of the assets and liabilities of the above acquisitions to adjust, where applicable, the carrying values of certain assets and liabilities. There were no material adjustments to bring book values into alignment with Hanson accounting policies.

The above figures reflect a preliminary allocation of the purchase consideration to the net assets and liabilities of acquisitions made during the year. The preliminary allocation will be reviewed based on additional information up to December 31, 2003. The directors do not believe that any net adjustments resulting from such review would have a material adverse effect on Hanson. For the year prior to the acquisition, the acquired companies reported a post-tax profit of £10.2.

Disposals during 2002

On April 22, 2002 Hanson Brick continental Europe was sold for £39.3. Hanson Building Materials America disposed of Aggregate Haulers for £3.3 on April 4, 2002, together with a ready-mixed concrete and aggregate operation in Minnesota in December 2002 for £4.0, and an asphalt batch plant in New York on September 27, 2002 for £2.4.

	Net book value	Goodwill	Disposal costs	Proceeds	Profit (loss)
Disposals
Hanson Brick continental Europe	41.7	—	5.6	39.3	(8.0)
Other	8.7	1.2	1.5	9.7	(1.7)

	50.4	1.2	7.1	49.0	(9.7)

Acquisitions during 2001

Hanson Building Materials America acquired, in Canada, Centennial Pipe and Products Inc for £41.1 on December 24, 2001.

Hanson Quarry Products Europe acquired, in the UK, the John Mould aggregates recycling business for £6.7 on April 6, 2001 and the quarrying assets in Spain of Murcia for £5.2 on September 30, 2001.

Hanson Bricks Europe acquired in the UK, a 51% shareholding in Thermaliner Insulation Systems Ltd (TIS), for £3.4 on February 15, 2001.

In April 2001 Hanson Pacific acquired, in Malaysia, the remaining 50% of the aggregates joint venture Sungei Way, for £36.7.

The total consideration for all acquisitions was £93.1.

The preliminary values ascribed to Centennial Pipe and Products Inc acquired during 2001, have been adjusted by £2.3. The significant adjustments are a step-up in basis of plant and equipment for £2.7, and a downward revisions to the fair value of stock for £0.4. There are no other material subsequent amendments to the preliminary allocations made. The operating assets and liabilities are summarised as follows:

	Fair values reported in 2001	Fair value adjustments	Revised fair values
Acquisitions in 2001
Fixed assets – tangible	39.7	2.7	42.4
Stock	7.1	(0.4)	6.7
Debtors	34.3	–	34.3
Cash	7.1	–	7.1
Creditors and overdrafts	(18.1)	–	(18.1)
Provision for liabilities	(2.2)	–	(2.2)

	67.9	2.3	70.2

Cash consideration			93.1

Goodwill			22.9
Goodwill reported in 2001			25.2

(Decrease) in goodwill on 2001 acquisitions (note 8)			(2.3)

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

The preliminary values ascribed to Davon Inc and Joelson Taylor Concrete Products acquired during 2000, have been adjusted by £16.2. A more detailed assessment of these companies’ fixed assets has resulted in the fair values of the mineral reserves in Davon Inc being revised downward by £6.9 and restatement of the plant and equipment held in Joelson Taylor by £10.1. The operating assets and liabilities are summarised as follows:

	Fair values reported in 2000	Fair value adjustments	Revised fair value
Non-Pioneer acquisitions during 2000
Fixed assets – tangible	147.2	(17.0)	130.2
Stock	15.0	—	15.0
Debtors	27.4	0.8	28.2
Cash	1.4	—	1.4
Creditors and overdrafts	(11.3)	—	(11.3)
Loans and finance leases	(1.9)	—	(1.9)
Provision for liabilities	(11.1)	—	(11.1)

	166.7	(16.2)	150.5

Cash consideration			259.1

Goodwill			108.6
Goodwill reported in 2000			92.4

Increase in goodwill on 2000 acquisitions			16.2

Disposals during 2001

On January 31, 2001 the waste management division of Hanson Quarry Products Europe was sold for £185.0. Waste Management contributed £0.6 in the year ended December 31, 2001.

On May 18, 2001 Hanson Building Materials America disposed of quarrying operations in Utah for £17.3. On September 14, 2001 it sold its quarrying operations in Las Vegas for £13.6.

The group’s investment in Pioneer Roof Tiles was sold on November 10, 2001 for £6.4.

	Net book value	Goodwill	Disposal costs	Proceeds	Profit (loss)
Disposals
Waste Management	32.1	25.3	2.4	185.0	125.2
Utah	22.5	—	—	17.3	(5.2)
Las Vegas	27.2	—	—	13.6	(13.6)
Other	12.3	—	0.2	10.7	(1.8)

	94.1	25.3	2.6	226.6	104.6

Acquisitions during 2000

Pioneer

On November 29, 1999 Hanson announced that it had agreed the terms of a recommended offer for Pioneer International Limited (“Pioneer”). The offer was on the basis of A$35.75 in cash plus one Hanson ordinary share for every 10 Pioneer shares held. The total acquisition cost under UK GAAP was £1,542.8 on the basis of the mid-market price per Hanson ordinary share at the opening of business on April 26, 2000 the date that the offer was announced unconditional. Under US GAAP, the acquisition cost was £1,591.8 on the basis of the average Hanson share price for the six working days straddling the announcement of the offer for Pioneer, being November 24, 1999 to December 6, 1999. In accounting for the issue of shares made in connection with the acquisition of Pioneer, Hanson had applied section 131 of the Companies Act whereby the premium arising on the shares was credited not to Share premium account, but to Other reserves.

For the period following acquisition, turnover of £1,117.2 (including joint ventures and associates of £210.8) and operating profit of £47.7 (after exceptional integration costs of £21.7) in respect of Pioneer are included within the 2000 consolidated profit and loss account as continuing operations.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

The operating assets and liabilities of Pioneer acquired during the year were as follows:

	Total book value	Fair value adjustments	Alignment of accounting policy	Total fair value
Fixed assets – tangible	627.5	50.4	—	677.9
– investments	228.2	15.0	—	243.2
– goodwill	66.7	(66.7)	—	—
Other assets	12.0	—	(12.0)	—
Inventory	52.4	—	—	52.4
Debtors	323.5	—	(4.3)	319.2
Cash and liquid resources	102.2	—	—	102.2
Creditors and overdrafts	(325.4)	(6.6)	—	(332.0)
Loans and finance leases	(235.1)	—	—	(235.1)
Provision for liabilities	(20.3)	—	5.4	(14.9)

	831.7	(7.9)	(10.9)	812.9

Total consideration				1,542.8

Goodwill				729.9

Consideration for Pioneer was discharged as follows:
Cash consideration to Pioneer shareholders				1,121.7
Shares issued to Pioneer shareholders				381.1
Costs				40.0

				1,542.8

Fair value adjustments were made to the book value of the assets and liabilities to adjust where applicable the carrying values of certain assets and liabilities.

Other acquisitions

Hanson Building Materials America acquired, in the US, Joelson Taylor Concrete Products, Cincinnati Concrete Pipes and Milan Concrete Products for a combined price of £91.2 on May 11, 2000, Tufco Ready Mix and Aggregate Rock Quarries for £12.3 on October 10, 2000, Pacific International Pipe Enterprises, Inc for £19.3 on December 19, 2000, Davon Inc for £65.9 on December 22, 2000, and other minor acquisitions in the USA amounted to £7.9.

Hanson Quarry Products Europe acquired, in the UK, Birchwood Concrete Products Ltd & Birchwood Omnia (Birchwood) Ltd for £8.5 on July 7, 2000, six limestone quarries, six sand and gravel quarries, one asphalt plant and one ready-mix concrete plant from the Tarmac group for £33.5 on September 12, 2000, and the quarrying assets in Germany of ROBA Baustoff GmbH for £4.8 on September 7, 2000.

Hanson Bricks Europe acquired the Polish brick operations of the Boral group for £13.6 on February 14, 2000. Hanson Pacific acquired minor operations in south-east Asia during the year totalling £2.1.

The total cash consideration for acquisitions other than Pioneer was £259.1. The operating assets and liabilities of these acquisitions were as follows:

	Total book value	Fair value adjustments	Total fair value
Fixed assets – tangible	106.3	40.9	147.2
Inventory	15.0	—	15.0
Debtors	27.4	—	27.4
Cash	1.4	—	1.4
Creditors and overdrafts	(11.3)	—	(11.3)
Loans and finance leases	(1.9)	—	(1.9)
Provision for liabilities	(7.9)	(3.2)	(11.1)

	129.0	37.7	166.7

Cash consideration			259.1

Goodwill			92.4

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

For the period following acquisition, turnover of £52.9 (including joint ventures and associates of £0.7) and operating profit of £6.1 in respect of these acquisitions are included within the profit and loss account as continuing operations.

Fair value adjustments were made to the book value of the assets and liabilities of the above acquisitions to adjust where applicable the carrying values of certain assets and liabilities. There were no material adjustments to bring book values into alignment with Hanson accounting policies.

The figures in the tables on F-52 reflect a preliminary allocation of the purchase consideration to the net assets and liabilities of acquisitions made during the year. The preliminary allocation was reviewed based on additional information up to December 31, 2001 and the net adjustments resulting from the review are disclosed in the tables. For the year prior to the acquisition, the acquired companies reported a post-tax profit of £111.5.

In respect of acquisitions in 1999 there were no material subsequent amendments to the preliminary allocations made.

Principal disposals during 2000

In June 2000 the operations of Acme Materials and Construction a US aggregate company were sold for £24.1. Acme contributed operating profit of £2.7 in the year ended December 31, 1999.

On October 2, 2000 the gas meter operations of UGI Group were sold for £6.1. UGI contributed operating profit of £3.0 in the year ended December 31, 1999.

During the year, the group’s investment in Goldfields Ltd was sold for £23.4.

	Net book value	Goodwill	Proceeds	Profit (loss)
Disposals
UGI	3.9	2.8	6.1	(0.6)
Acme	22.3	—	24.1	1.8
Goldfields Ltd	19.0	—	23.4	4.4

	45.2	2.8	53.6	5.6

19. Contingent liabilities

Hanson PLC has guaranteed indebtedness and obligations of certain UK and overseas subsidiary undertakings including indebtedness related to commercial paper programmes, which at December 31, 2002 amounted to £2,050.5 (£2,080.8).

At December 31, 2002, in addition to those issued by banks identified under note 14, Hanson has provided third parties with guarantees and performance bonds amounting to £155.4 (£176.3). These relate to the trading activities of current subsidiaries (£145.4) and former subsidiaries (£10.0).

Existing and former subsidiaries, including subsidiaries not transferred pursuant to the demergers of US Industries, Inc in 1995, Imperial Tobacco Group PLC and Millennium Chemicals Inc in 1996 and The Energy Group PLC in 1997 (the “Demergers”), have engaged in businesses and activities, unrelated to the businesses and activities presently being carried on by the Company, which give rise to bodily injury and property damage claims concerning environmental and health issues. Claims and lawsuits have been filed against these subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

With regard to asbestos claims, various of the Company’s US subsidiaries are defendants, typically with many other companies, in a number of lawsuits filed in certain state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos-containing products, the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984. The products include coke oven batteries, roofing products, electrostatic precipitators, hot top rings, gun plastic cement, wallboard joint compounds and textured paints.

Each of the Company’s relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by the claimants. In many cases the claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary’s products, in which case their claim is generally dismissed without payment. In those cases where a compensatable disease, exposure to the subsidiary’s products and causation can be established, the subsidiary generally settles for amounts that reflect the

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

Set out in tabular form below is certain information regarding asbestos claims against the Company’s US subsidiaries (the numbers are approximate only):

	2002	2001
New claimants (number)	32,200	21,700
Resolutions (number)	(18,200)	(3,100)
Outstanding claimants (number)	81,500	67,500
Gross cost of resolutions (US$’m)	37.3	26.8
Less insurance recoveries (US$’m)	(33.2)	(25.8)
Net cost before tax (US$’m)	4.1	1.0
Average gross cost per resolution (US$)	2,049	8,645

Of the claimants whose cases were resolved during this period, approximately 70% were dismissed without payment.

The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved, including the proportion which are mass claims, disease mix, number of other defendants and jurisdiction of claim.

From January 1, 1998 (the start of the first complete financial year following the Demergers) to December 31, 2002, the Company’s US subsidiaries that are defendants in these actions have spent a cumulative of $7.8m (before tax relief of $3.1m) resolving the cases of approximately 44,000 US asbestos related claimants. This figure is after insurance recoveries of $93.6m and includes defence costs. Of the claimants whose cases were resolved during this period, approximately 50% were dismissed without payment.

The Company estimates that the gross liability for the cost of resolving current and probable future asbestos claims against its US subsidiaries until 2010 will be approximately $235m, including defence costs, but before tax benefit and not discounted to present value. At the year end net provisions totalling $123m are in place to cover these estimated costs, after taking into account expected insurance recoveries of approximately $112m. In establishing the provisions, other assumptions have been made as to the number, disease mix and location of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims and time scale of resolution of new claims five years after receipt and the continued solvency of co-defendants. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims until 2010 will be an accurate prediction of the actual costs that may be incurred and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur.

Most of the subsidiaries involved with asbestos claims have separate agreements with their insurance carriers regarding the defence and settlement of asbestos claims, the terms of which vary for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid to date in settlements and defence costs. The Company assumes that the amounts received from its insurers will decline significantly over time.

One of the Company’s subsidiaries is involved in litigation proceedings in California with its insurers, with a view to establishing whether or not substantially all of the primary cover available to that subsidiary has been exhausted and, to the extent that such cover has been exhausted, the amount of excess cover that is available to it. The Company does not believe that adequate information currently exists to allow it to estimate reasonably the amount of liability and costs associated with asbestos claims that its relevant US subsidiaries expect to resolve after 2010, even though the Company expects claims will continue to be asserted against its subsidiaries, the resolution of which will take place after 2010.

Factors which could cause actual results to differ from such estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries, and (viii) potential legislative changes.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

In light of such factors, the liability of the Company’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims, both before and after 2010, might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that the liability and costs associated with its asbestos claims will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

In addition to US asbestos claims, the Company’s former and existing subsidiaries are subject from time to time to bodily injury and property damage claims and lawsuits, both on an individual and class action basis, either directly or as a result of indemnity obligations. Such claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to the Company’s present business and activities. In such cases where one of the Company’s subsidiaries is involved, there are often several potential defendants named in the claim or lawsuit.

Since the Demergers no settlements have been paid by, or judgements rendered against, any of the Company’s subsidiaries which have had or could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit has not been pursued and the subsidiary concerned has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended.

Insurance issues do arise on these claims and lawsuits, both in terms of settlement and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage may be available to the relevant subsidiary. The insurance cover referred to in note 16 relating to the Koppers’ environmental obligations does not apply to the bodily injury claims and lawsuits described in this note, although it will address certain of the property damage claims.

The Company and various of its subsidiaries are also the subject of a number of other pending legal proceedings incidental to present and former operations, acquisitions and disposals which are unrelated to bodily injury or property damage claims. The Company does not anticipate that the outcome of these proceedings, either individually or in aggregate, will have a material adverse effect upon the Company’s consolidated financial condition, results of operations or cash flow.

However, in light of the uncertainties involved in any litigation and in particular in the US, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgement may be rendered against, the Company or one of its subsidiaries, which could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with the above mentioned non-asbestos claims and lawsuits.

In connection with the Demergers, each of the four companies into which the Company demerged its respective businesses agreed to indemnify the Company against, among other things, the past, present and future obligations and liabilities of the businesses transferred to it on its respective demerger while the Company agreed to indemnify each of these companies against, among other things, the past, present and future obligations and liabilities of all other businesses owned or previously owned by the Company (including the businesses transferred to the other demerged companies). Neither the Company nor any of its existing subsidiaries has incurred any liability in respect of a claim that related to the above-mentioned businesses demerged by the Company, any such liability being borne by the relevant demerged company without liability to the Company or any of its existing subsidiaries. The Energy Group PLC, one of the demerged companies, was acquired by TXU Corp. in 1988. In November 2002, TXU Corp. announced that several of TXU Corp’s UK subsidiaries had been placed under the administration process in the UK. Following this on December 30, 2002, The Energy Group PLC (now known as Energy Holdings (No 3) Limited) was put into liquidation due to its insolvency. The Energy Group PLC itself will therefore be unable to fulfil its indemnification obligations to the Company and its existing subsidiaries if and when required. The Company is, however, not aware of any claims against it or its subsidiaries that would give rise to an indemnity obligation on the part of The Energy Group PLC.

20. Leases and other commitments

Rental expense for operating leases was as follows:

	Year Ended December 31
	2002	2001	2000
Minimal rentals	20.8	17.9	42.0

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

The future minimum rental commitments as of December 31, 2002 for finance (capital) leases and non-cancellable operating leases together with the present value of minimum lease payments under finance leases are as follows:

	Operating Leases	Finance Leases
2003	25.7	3.3
2004	18.7	1.0
2005	15.0	—
2006	12.9	—
2007	10.6	—
Thereafter	70.1	—

Total minimum lease payments	153.0	4.3

Less amount representing interest		(0.3)

Present value of minimum lease payments		4.0

The annual commitment under non-cancellable operating leases was:

	December 31
	2002	2001	2002	2001
	Land and Buildings		Plant and Equipment
Leases expiring:
Within one year	3.0	2.0	2.4	2.4
Within two to five years	8.7	7.0	5.0	5.5
After five years	14.5	10.7	0.2	0.3

	26.2	19.7	7.6	8.2

21. Pensions and other post-retirement benefits

i)	The information below concerns the treatment of pensions in the group accounts under accounting standard SSAP24.

Hanson has several defined benefit pension plans, the principal ones being in the US and the UK, which cover a majority of employees. The benefits of these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions.

Employee contributions, which are at rates set according to the rules, vary between nil and 6% of pensionable pay. In relation to US funds, the Company funding policy is to contribute amounts sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time. In relation to UK funds, the Company’s funding policy is to ensure that assets are always sufficient to cover accrued service liabilities with projection of future pay increases. In relation to overseas, other than US plans, the Company’s policy is to determine contributions in accordance with best local practice.

Hanson also sponsors defined contribution plans and participates in several multi-employer plans, which provide defined benefits to the Company’s union employees. Contributions relating to defined contribution plans are made based upon the respective plan’s provisions and contributions relating to multi-employer plans are based on negotiated collective bargaining agreements.

The total cost of all pensions to the group in the year ended December 31, 2002 was £5.1 (2001: £10.8, 2000: £8.6) of which £2.7 (2001: £4.4, 2000: £0.8) relates to plans outside the UK. Defined contributions amounted to £5.2 (2001: £5.3, 2000: £7.4).

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

A complete valuation of each US fund is undertaken by independent qualified actuaries every year. Pension costs for such plans are charged based upon actuarial calculations determined in accordance with required accounting standards. Costs relating to defined contribution plans are recognised based upon the respective plans’ provisions.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

The assumptions used by the actuaries for the most recent valuations (carried out as at January 1, 2002 for the US plans and during 2001 for the principal UK plan) are set out below and form the basis of the 2002 profit and loss account charge):

	United Kingdom	United States
	(% pa)	(% pa)
Rate of general increase in salaries	4.10	4.25
Rate of increase to pensions in payment	2.50	—
Discount rate applied to scheme liabilities	5.30	6.75
Expected return on assets	—	9.00

At the dates of the latest actuarial valuations of the defined benefit schemes which were within the group at December 31, 2002, the market values of the assets of the schemes amounted to approximately £1.6bn. The assessed value of these assets represented approximately 102% of the liabilities for benefits that had accrued to members, allowing for expected future increases in salaries.

Hanson also provides post-retirement health care and life insurance benefits, mainly in the US, under plans to certain groups of its retired and active employees. Hanson conforms with the provisions of the Urgent Issues Task Force Abstract 6 “Accounting for Post-Retirement Benefits other than Pensions”, which requires accrual of these costs over the period during which employees become eligible for such benefits.

At December 31, 2002 the accumulated post-retirement medical benefit obligation, as assessed by independent qualified actuaries, for retirees and currently active employees is approximately £82.4 (2001: £86.0, 2000: £90.2). In addition, at December 31, 2002 the group had related post retirement obligations in respect of deferred actuarial variations, calculated in accordance with the requirements of SSAP 24, of £24.4 (2001: £37.5, 2000: £34.3), and other unfunded post retirement obligations of £22.5 (2001: £31.8, 2000: £39.1). The 2002 expense has been accrued based upon actuarial calculations determined in accordance with required accounting standards. This resulted in the recognition of service costs for benefits earned during the 12 month period of approximately £1.0 (2001: £1.1, 2000: £1.1). The actuarial assumptions used to estimate the obligations vary according to the claims experience and economic conditions relevant to each plan. It has been assumed that the annual per capita cost of benefits will increase by 10% per annum depending on claims experience and economic conditions relevant to each plan. This rate is assumed to decrease by 1% a year to 5%. The weighted average discount rates used in determining the accumulated post-retirement benefit obligation were 6.75% at December 31, 2002 and 7.25% at December 31, 2001 and December 31, 2000.

ii)	The information below comprises the additional disclosures required by accounting standard FRS17 and shows, inter alia, what the effect on the group accounts would have been if the Company had adopted FRS17 for 2002.

The date of most recent actuarial valuation of the principal UK plan is January 1, 2001. The date of the most recent valuations of the US plans is January 1, 2002. Qualified independent actuaries have updated these valuations to December 31, 2002, in order to calculate the funded status of the plans as at the year end.

The major assumptions used to determine the liabilities on a FRS 17 basis for the significant defined benefit plans as at December 31, 2002 are set out below:

	2002		2001
	United Kingdom (% pa)	United States (% pa)	United Kingdom (% pa)	United States (% pa)
Rate of general increase in salaries	4.5%	4.25%	4.5%	4.25%
Rate of increase to pensions in payment	2.5%	—	2.5%	—
Discount rate applied to scheme liabilities	5.5%	6.75%	5.8%	7.25%
Inflation assumption	2.5%	3.50%	2.5%	3.50%

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

The expected rate of returns and market values of the assets of the principal defined benefit plans were as follows:

	2002				2001
	United Kingdom		United States		United Kingdom		United States
	Expected long term rate of return	Market value	Expected long term rate of return	Market value	Expected long term rate of return	Market value (Restated)	Expected long term rate of return	Market value
Market value of assets	%		%		%		%
Equities	7.5	421.2	10.0	255.6	8.4	751.6	10.0	371.0
Bonds	4.6	588.1	6.5	199.9	5.2	319.4	7.0	211.4
Other	4.0	36.9	5.0	3.0	4.0	90.1	5.0	22.5

Total	5.7	1,046.2	8.4	458.5	7.3	1,161.1	8.8	604.9

Present value of scheme liabilities		(1,146.3)		(537.8)		(989.3)		(558.0)

(Deficit)/surplus in the plans		(100.1)		(79.3)		171.8		46.9
Surplus restrictions		—		—		(9.3)		—

Pension (deficit)/asset before deferred tax		(100.1)		(79.3)		162.5		46.9
Deferred tax		30.0		30.9		(48.7)		(16.4)

Net pension (deficit)/asset		(70.1)		(48.4)		113.8		30.5

Asset return assumptions have been reduced at the end of 2002 as compared to 2001, reflecting a generally less optimistic outlook for investment returns over the medium term. The return assumptions for the UK have been determined by reference to market values. The return assumptions for the US have been determined by reference to the historic investment performance of those plans adjusted for the less optimistic outlook. Return assumptions for all plans are subject to periodic review.

The 2001 comparatives have been restated to incorporate the assets and liabilities of certain plans relating to discontinued operations.

In addition, the post retirement medical benefits in the US give rise to a FRS 17 liability before deferred tax of £82.4 (£86.0) and after deferred tax of £50.3 (£55.9).

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

The effect of the FRS 17 pension asset and post retirement medical liability on the net assets and reserves of Hanson is set out below:

	2002	2001
Net assets
Net assets as stated in balance sheet	2,660.2	2,720.8
Pension asset recognised under SSAP24 (note 12)	(150.8)	(155.4)
Pension liability recognised under SSAP24 (note 15)	1.3	5.0
Other retirement benefits recognised under UITF6 (note 15)	129.3	155.3
Related deferred tax	15.5	2.2

Net assets excluding defined benefit asset/liabilities	2,655.5	2,727.9
FRS17 pension asset (net of deferred tax)	—	144.3
FRS17 pension liabilities (net of deferred tax)	(119.8)	(5.0)
FRS17 other retirement benefits (net of deferred tax)	(64.8)	(76.6)

Net assets including defined benefit asset/liabilities	2,470.9	2,790.6

Reserves
Profit and loss reserve as stated in balance sheet	(523.1)	(459.9)
Pension asset recognised under SSAP24 (note 12)	(150.8)	(155.4)
Pension liability recognised under SSAP24 (note 15)	1.3	5.0
Other retirement benefits recognised under UITF6 (note 15)	129.3	155.3
Related deferred tax	15.5	2.2

Profit and loss reserve excluding amounts relating to defined benefit asset/liabilities	(527.8)	(452.8)
FRS17 pension asset (net of deferred tax)	—	144.3
FRS17 pension liabilities (net of deferred tax)	(119.8)	(5.0)
FRS17 other retirement benefits (net of deferred tax)	(64.8)	(76.6)

Profit and loss reserve including amounts relating to defined benefit asset/liabilities	(712.4)	(390.1)

Over 2002, Hanson contributed £5.2 (£6.4) to the defined benefit plans. In addition, contributions of £5.2 (£5.3) were made to defined contribution plans and £6.3 (£6.8) to multi-employer plans. The multi-employer plans have been treated as defined contribution plans for FRS17 purposes since it is not possible for Hanson to identify its share of the assets of the plans.

The amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses under FRS17 for the year ended December 31, 2002 are set out below:

	United Kingdom	United States	Total
Analysis of amount charged to operating profit
Current service cost	26.9	9.3	36.2

Total operating charge	26.9	9.3	36.2

In addition, contributions of £12.2 were made to other pension plans, nearly all of which are defined contribution in nature.
Analysis of amount credited to other finance income
Expected return on pension scheme assets	(83.4)	(51.2)	(134.6)
Interest on pension scheme liabilities	56.1	38.8	94.9

Net return	(27.3)	(12.4)	(39.7)

Consolidated statement of total recognised gains and losses
Actual return less expected return on scheme assets	(161.8)	(103.2)	(265.0)
Experience gains and losses arising on the scheme liabilities	(52.7)	20.5	(32.2)
Changes in assumption underlying the present value of the plan liabilities	(61.7)	(50.8)	(112.5)

Actuarial gain recognised in the statement of total recognised gains and losses	(276.2)	(133.5)	(409.7)

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions)

The movement in the surplus in the plans over the year to December 31, 2002 is analysed below:

	United Kingdom	United States	Total
Surplus in scheme at beginning of the year	171.8	46.9	218.7
Current service cost	(26.9)	(9.3)	(36.2)
Contributions	3.9	0.6	4.5
Other finance income	27.3	12.4	39.7
Actuarial gain	(276.2)	(133.5)	(409.7)
Exchange adjustments	—	3.6	3.6

(Deficit) in scheme at end of the year	(100.1)	(79.3)	(179.4)

A summary of the experience gains and losses that would have been charged to the statement of total recognised gains and losses under FRS17 over the year to December 31, 2002 is set out below:

History of experience gains and losses	United Kingdom	United States	Total
Difference between the expected and actual return on scheme assets:
– Amount (£m)	(161.8)	(103.2)	(265.0)
– Percentage of scheme assets	15.5%	22.5%	17.6%
Experience gains and losses on scheme liabilities:
– Amount (£m)	(52.7)	20.5	(32.2)
– Percentage of scheme liabilities	4.6%	3.8%	1.9%
Total amount recognised in statement of total recognised gains and losses:
– Amount (£m)	(276.2)	(133.5)	(409.7)
– Percentage of scheme liabilities	24.1%	24.8%	24.3%

The Chairman and the executive directors are members of defined benefit plans (the “pension plans”) which, in accordance with UK Inland Revenue limits, provide them with a maximum pension of two-thirds of basic salary on retirement. The pension plans are contributory to the extent of 5% of pensionable salary (which does not include bonuses). The directors have a normal retirement age of 60, with provision for early retirement pensions to be paid from age 55 in certain circumstances.

The following table gives details for each director of:

–	the increase in the accrued pension attributable to service since December 31, 2001.
–	the increase in the accrued pension net of inflation attributable to service since December 31, 2001.
–	the annual accrued pension payable from normal retirement age, calculated as if he had left service at December 31, 2002.
–	the transfer value of the increase of the accrued pension net of inflation and the director’s contributions calculated in accordance with actuarial guidance note GN11.
–	the transfer value of the accrued pension at December 31, 2001, calculated in accordance with actuarial guidance note GN11.
–	the transfer value of the accrued pension at December 31, 2002, calculated in accordance with actuarial guidance note GN11.
–	the change in the transfer value over the year net of the director’s contributions. It includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and the directors, such as market movements.

These amounts exclude any benefits attributable to additional voluntary contributions.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling)

Directors at December 31, 2002:

	Gross increase in accrued pension	Increase in accrued pension net of inflation	Accrued pension at Dec 31, 2002	Transfer value of net increase in accrued pension earned in year	Transfer value as at Dec 31, 2001	Transfer value as at Dec 31, 2002	Change in transfer value	FURBs contributions (see note 2 below)
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
A J Murray	47	37	230	680	3,122	4,330	1,185	—
G Dransfield	12	2	200	25	3,316	3,866	535	—
J C Nicholls	4	3	22	44	208	314	102	115
S N Vivian	24	21	114	226	893	1,225	317	—
A J H Dougal (see note 3 below)	25	14	202	338	3,535	5,719	2,153	—

1)	No additional pension accrued to C D Collins, who reached his normal retirement age under the pension plan prior to the start of the year.

2)	Directors who joined the pension plan after May 1989 are subject to the earnings cap (currently £97,200) on UK Inland Revenue approved pension plans. It is the Company’s current policy to provide executives with appropriate benefits outside the pension plan in relation to that part of their salary which exceeds the cap. The contributions made during the year were subject to income tax as a benefit in kind and the director concerned (J C Nicholls) was liable to settle the tax liability himself.

3)	A J H Dougal left the Company on May 14, 2002. His pension after commutation is shown in the column headed ‘Accrued pension at December 31, 2002’, above. The increase in the accrued pension net of inflation and the transfer value of this net increase were calculated on the pre-commutation pension. The transfer value of the accrued pension at December 31, 2002 includes the tax free cash lump sum entitled to be received by A J H Dougal on retirement. In respect of A J H Dougal’s contractual entitlement, a special contribution of £636,700 was paid into the pension plan of which he is a member during the year with any further funding requirement as determined by the actuary to the plan to be met by way of an increase in the rate of ordinary employer contributions over three years.

22. Subsequent events

On January 3, 2003 Hanson completed the sale of its 50% interest in North Texas Cement to its joint-venture partner for $125.4m (£78.8m). The resultant tax liability of £20.8m has been fully provided in the accounts. Pending completion of this transaction, the investment was written down to its net realisable value in the group balance sheet and transferred to current assets.

On February 18, 2003 Hanson received approval for the merger of its joint-venture cement operations in Australia, Australian Cement Holdings Pty Ltd, from the local competition authorities.

23. Other related party transactions

During the year the group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into and trading balances outstanding at December 31, 2002 are as follows:

	2002	2001
	£’m	£’m
Sales to related parties	27.3	27.9
Purchases from related parties	126.1	77.8
Amounts owed from related parties	8.0	8.5
Amounts owed to related parties	18.6	18.3

The related parties transactions shown above are in respect of joint ventures and associates.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

24. Companies Act 1985

These financial statements do not comprise the Company’s ‘statutory accounts’ within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the three fiscal years in the period ended December 31, 2002, on which the auditors have given unqualified audit reports, have been delivered to the Registrar of Companies for England and Wales.

25. New Accounting Standards

United Kingdom

FRS 17 “Retirement Benefits”, issued in November 2000, is not required to be adopted in full, however transitional disclosures required for the current year are given in Note 21 to the Financial Statements. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer’s retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. Note 21 to the Consolidated Financial Statements shows, inter alia, what the effect on the group accounts would have been if the Company had adopted FRS17 in 2002.

United States

SFAS 143 – “Accounting for asset retirement obligations”, was issued on August 16, 2001. This statement deals with accounting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. It requires entities to record the fair value of the liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The group is required to adopt the statement in the fiscal 2003 financial statements. The financial effect of adopting SFAS 143 is still being considered.

SFAS146 – “Accounting for costs associated with exit or disposal activities”, was issued in June 2002. SFAS146 supersedes Emerging Issues Task Force (EITF) issue no. 94-3, “Liability recognition for certain employees termination benefits and other costs to exit an activity (including certain costs incurred in a restructuring)”. SFAS146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF 94-3, a liability is recognised at the date an entity commits to an exit plan. SFAS146 also established that the liability should initially be measured and recorded at fair value. The provisions of SFAS146 will be effective for any exit and disposal activities initiated after December 31, 2002.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

26. Differences between United Kingdom and United States Generally Accepted Accounting Principles

The group’s financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from those applicable in the United States (“US GAAP”). These differences relate principally to the following items, and the effect of each of the adjustments to profit available for appropriation and shareholders equity that would be required under US GAAP is set out below.

The 2001 numbers have been restated as required by APB20 to reflect changes to the provisions for deferred taxes totalling £197.6 which were identified in the year ended December 31, 2001 and previously reflected as a movement in shareholders’ equity, with consequential adjustments goodwill and goodwill amortisation.

Goodwill

Under UK GAAP prior to January 1, 1998, goodwill arising on acquisitions was written off directly to reserves. Since January 1, 1998, all acquired goodwill has been capitalised and amortised over a period not exceeding 20 years. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off goodwill to reserves.

Under US GAAP prior to January 1, 2002, goodwill arising on acquisitions prior to July 1, 2001, was capitalised and amortised over its estimated useful life, not exceeding 40 years. Under the transition provisions of SFAS142 “Goodwill and other intangible assets”, goodwill which arose during the period subsequently to July 1, 2001 is capitalised, however has not been amortised. From January 1, 2002, goodwill is no longer amortised, but is reviewed annually for impairment.

As a result of the implementation of SFAS142, the group has recognised a charge (net of tax of £8.1) of £900.4 as the cumulative effect of a change in accounting principles.

Asset recognition

Under UK GAAP contingent assets become recognisable in accordance with the criteria set out in Financial Reporting Standard 12 “Provisions, contingent liabilities and contingent assets”. However, there are certain circumstances under US GAAP where an asset can only be recognised if additional criteria are met.

Employee share option plans (ESOPs)

Under UK GAAP, shares held by ESOPs are recorded as fixed asset investments at cost. Under US GAAP, these shares would be treated as treasury stock and deducted from shareholders’ equity.

Pensions

The cost of post retirement benefits is based on consistent percentages of employee’s pensionable pay as recommended by independent actuaries. Under US GAAP, the pension cost or credit is determined by reference to the pension liability and the market value of the underlying plan assets, after adjustment to reflect any previously unrecognised pension obligations or assets.

For certain pension plans within the USA, the accumulated benefit obligation at December 31, 2002 exceeded the fair value of related plan assets. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognised as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognised as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognised prior service cost with the remaining amount reported in comprehensive income.

Experience surpluses or deficiencies, which may result where the actual performance of the scheme differs from previous actuarial assumptions, are dealt with on an aggregate basis. The group applies the 10% corridor test at the beginning of the year, to determine whether amortisation of the gain or loss is necessary. Where the gain or loss exceeds 10% of the greater of the projected benefit obligations or the market related value the scheme’s assets, this is amortised over the active participants’ average remaining service periods.

The group also provides post-retirement healthcare and life insurance benefits, mainly in the US, under plans to certain groups of its retired and active employees. The group conforms with the provisions of the UTIF6 “Accounting for post-retirement benefits other than pensions”, which require accruals of these costs over the period during which employees become eligible for such benefits. UTIF6 permits UK parent undertakings with US subsidiaries to adopt the cost of post-retirement benefits calculated for SFAS106 “Employers’ accounting for post-retirement benefits other than pensions” in their SSAP24 calculations under UK GAAP, therefore there is no reconciling item in respect of the group’s US post-retirement benefits.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

Deferred tax

Deferred taxation is provided on all timing differences, except those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain, and also to the remittance of retained earnings of overseas subsidiaries, except where no dividends have been accrued as receivable at the balance sheet date. Under US GAAP, deferred taxation is provided on all differences between the book and tax bases of assets and liabilities with certain exceptions. Deferred taxation assets under US GAAP and UK GAAP are recognised only to the extent that it is more likely than not that they will be realised.

Discontinued operations

Discontinued operations are those clearly distinguishable operations and activities which either ceased or left the group in the accounting period or soon thereafter. Under US GAAP, following the implementation of SFAS144 “Accounting for the impairment or disposal of long lived assets” on January 1, 2002, the group had no differences between UK and US GAAP in respect of discontinued operations.

Acquisition accounting

US GAAP requires that a deferred tax asset or liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values at the time of acquisition. The recognition of deferred tax assets or liabilities affects the amount of goodwill recognised on acquisition. Net income under US GAAP will differ from UK GAAP to the extent that the pattern of reversal of the temporary differences acquired differs from the pattern of goodwill amortisation.

Under UK GAAP, on acquisition, provisions for reorganisation costs are not included in the fair value of assets and liabilities acquired, but are included in post acquisition costs. Certain reorganisation provisions under US GAAP are allowed to be included within the fair value at the time of acquisition.

Under UK GAAP, the inventories in acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, inventories are recognised at the time of acquisition on the basis of expected net sales proceeds, and are amortised over its period of use.

Joint ventures and associates

Operating profit, interest and taxation in respect of joint-ventures and associates are included in the accounts separately under each appropriate heading. Under US GAAP, joint-ventures’ and associates’ profit after tax are included on a single line within the profit and loss account.

The main adjustments that would have been necessary to reconcile the joint-ventures and associated not domiciled within the United States to US GAAP would have been in respect of deferred tax, pensions and goodwill. The group has not included a reconciling item for these adjustments, as the effect on net income is not material.

Dividends

Under UK GAAP, final ordinary dividends are provided in the year in respect of which they are proposed on the basis of recommendation by the directors, although this requires subsequent approval by the shareholders. Interim dividends are provided for in the period for which they are declared by the directors. Under US GAAP, dividends are not provided until the dividend is formally declared.

Accounting for stock based compensation

The group operates an Inland Revenue approved sharesave scheme open to all employees, which gives a 20% discount on the fair value of its shares. Under UK GAAP no cost is recognised on awards under such a scheme. Under US GAAP, the 20% discount should be expensed over the vesting period. All plans from 2000 are impacted.

The group also operates two schemes which incorporate performance criteria, the Hanson Share Option Plan and the Long Term Incentive Program (LTIP). Under UK GAAP, the cost is recognised over the performance period, based on a reasonable expectation of the extent to which the performance criteria will be met. Adjustments to this cost are made as estimates of the final cost are updated. Under US GAAP, the plans are treated as variable compensatory plans and the expense is based on the intrinsic value at each balance sheet date, spread over the performance period.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

Under US GAAP, the group applies the methodologies set out in APB25 “Accounting for stock issued to employees” and related interpretations, and are permitted to adopt the disclosure only option under SFAS123 “Accounting for stock based compensation”. The pro forma disclosures have been omitted, as the application of SFAS123 effects earnings per share by less than 0.01p per share.

Derivative instruments and hedging activities

The group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risks. Under UK GAAP, these instruments are measured at cost and accounted for as hedges, whereby gains and losses are deferred until the underlying transaction occurs.

Under US GAAP, derivative instruments, whether designated as a hedge or not, are required to be recognised on the balance sheet at fair value. As the group has elected not to adopt hedge accounting under SFAS133 “Accounting for derivative instruments and hedging activities”, the net income statement fully includes the changes in fair value of the derivatives.

In addition, transition adjustments were required to include the fair value of derivatives on the balance sheet on the adoption of SFAS133 at January 1, 2001. For those derivatives considered as fair hedge, the January 1, 2001 opening fair value of £17.1 was shown a current assets and liabilities – derivatives and as an adjustment to debt. The adjustment to debt is being subsequently amortised through the income statement over the residual life of the debt. For those derivatives considered as cash flow hedges, the January 1, 2001 opening value of £0.5 was shown as current assets and liabilities – derivatives and as such adjustment to other comprehensive income. The amounts in other comprehensive income are recognised as adjustments to interest expense in future periods as the related cash flows are recognised.

Foreign exchange gains and losses on disposal of business

Under UK GAAP, cumulative foreign exchange gains and losses on disposal are adjusted within reserves. Under US GAAP, these gains and losses are included in determining the profit or loss on disposal of the business.

Additional US GAAP information regarding accounting policies

Revenue recognition

Revenue is recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collective under normal payment terms.

Revenue represents the amounts charged or chargeable in respect of services rendered and goods supplied, excluding inter company sales and sales taxes. Revenue is recognised net of discounts, where these have been agreed with the customer, when finished products are shipped to unaffiliated customers or services have been rendered. Revenue on long-term construction contracts, is recognised as the value of measured works, claims and variations on contracts in the year, which have been invoiced. Claims and variations are only valued where they have been agreed with the client. Where it is foreseen that a loss will arise to the group on a long-term contract, full provision is made for that loss in the year.

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

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

The following is a summary of the significant adjustments to profit and shareholders’ equity which would be required if US GAAP had been applied instead of UK GAAP:

Net income

	Year Ended December 31
	2002		2001		2000
Profit available for appropriation as reported in the consolidated profit and loss account under UK GAAP	187.4		278.8		236.4
Adjustments:
– Goodwill – amortisation	61.3		(39.3)		(37.0)
– Goodwill – impairment	58.1		11.6		—
– Fair value adjustment – inventory	(3.1)		—		—
– Debtors	(53.3)		—		—
– Change in fair value of derivatives	25.6		18.5		—
– Pensions	7.0		30.4		36.0
– Profit and loss on disposals – goodwill	—		4.5		1.6
– Profit and loss on disposals – cumulative exchange losses	(28.6)		—		—
– Interest – unwinding of discount	—		—		6.8
– Integration costs relating to Pioneer	—		—		21.7
– Taxation on above adjustments	6.0		(3.8)		(11.0)
– Taxation methodology	11.4		1.6		2.2
– Cumulative effect on adoption of SFAS142 – net of tax of £8.1	(900.4)		—		—

Net (loss)/income as adjusted to accord with US GAAP	(628.6)		302.3		256.7

Arising from:
Continuing operations	280.0		437.9		243.5
Discontinued operations – profit/(loss) from operations	1.6		16.2		13.2
Discontinued operations – loss on disposals	(9.8)		(151.8)		—

Income before cumulative effect of a change in accounting principle	271.8		302.3		256.7
Cumulative effect of a change in accounting principles	(900.4)		—		—

	(628.6)		302.3		256.7

Earnings per ordinary share
Basic – income from continuing operations	38.0p		59.5p		34.3p
Basic – (loss)/income from discontinued operations	(1.1	)p	(18.4	)p	1.9p

Basic – income before cumulative effect of a change in accounting principle	36.9p		41.1p		36.2p
Basic – cumulative effect of a change in accounting principle	(122.3	)p	—		—

Basic – net (loss)/income	(85.4	)p	41.1p		36.2p

Diluted – income from continuing operations	38.0p		59.4p		34.2p
Diluted – (loss)/income from discontinued operations	(1.1	)p	(18.4	)p	1.9p

Diluted – income before cumulative effect of a change in accounting principle	36.9p		41.0p		36.1p
Diluted – cumulative effect of a change in accounting principle	(122.1	)p	—		—

Diluted – net (loss)/income	(85.2	)p	41.0p		36.1p

Earnings per ADS
Basic – income from continuing operations	190.1p		297.7p		171.8p
Basic – (loss)/income from discontinued operations	(5.6	)p	(92.2	)p	9.3p

Basic – income before cumulative effect of a change in accounting principle	184.5p		205.5p		181.1p
Basic – cumulative effect of a change in accounting principle	(611.3	)p	—		—

Basic – net (loss)/income	(426.8	)p	205.5p		181.1p

Diluted – income from continuing operations	189.8p		296.8p		171.3p
Diluted – (loss)/income from discontinued operations	(5.6	)p	(91.9	)p	9.3p

Diluted – income before cumulative effect of a change in accounting principle	184.2p		204.9p		180.6p
Diluted – cumulative effect of a change in accounting principle	(610.4	)p	—		—

Diluted – net (loss)/income	(426.2	)p	204.9p		180.6p

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

Statement of Comprehensive Income

The consolidated statement of comprehensive income under US GAAP is as follows:

	Year Ended December 31
	2002	2001	2000
Net (loss)/income as adjusted to accord with US GAAP	(628.6)	302.3	256.7
Other comprehensive income:
– Translation adjustments for the period	(86.2)	0.9	31.2
– Change in fair value of derivatives, net of tax of £nil	0.2	(2.3)	—
– Cumulative effect of prior years on adoption of SFAS 133 – continuing operations	—	0.5	—
– Unfunded accumulated benefit obligation and additional minimum liability – net of tax of £80.3	(126.1)	—	—

Total comprehensive (loss)/income	(840.7)	301.4	287.9

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Unfunded ABO and additional minimum liability	Derivative financial instruments gains/(losses)	Currency translation differences	Total
At January 1, 2000	—	—	1.9	1.9
Movement in the year	—	—	31.2	31.2

At December 31, 2000	—	—	33.1	33.1
Effect on adoption of SFAS 133	—	0.5	—	0.5
Movement in the year	—	(2.3)	0.9	(1.4)

At December 31, 2001	—	(1.8)	34.0	32.2
Movement in the year	(126.1)	0.2	(86.2)	(212.1)

At December 31, 2002	(126.1)	(1.6)	(52.2)	(179.9)

Shareholders’ equity

	December 31
	2002	2001
Shareholders’ funds as reported in the consolidated balance sheet	2,660.2	2,720.8
Adjustments:
– Goodwill – cost	(53.8)	1,310.5
– Goodwill – accumulated amortisation	226.7	(350.5)

– Goodwill – net	172.9	960.0
– Fixed asset investments	(9.1)	(0.3)
– Debtors	(53.3)	–
– Current assets – derivatives	71.7	121.4
– Current liabilities – derivatives	(11.9)	(89.3)
– Dividends	80.0	70.3
– Pensions	102.6	302.0
– Debt	(17.3)	(15.4)
– Taxation on above adjustments	(4.3)	(90.6)
– Taxation methodology	(385.7)	(422.4)

	(54.4)	835.7

Shareholders’ equity as adjusted to accord with US GAAP	2,605.8	3,556.5

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

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

The categories of cash flow activity under US GAAP can be summarised as follows:

	Year Ended December 31
	2002	2001	2000
Cash inflows from operating activities	479.3	445.2	357.7
Cash inflows/(outflows) on investing activities	242.8	(52.0)	(40.6)
Cash (outflows) from financing activities	(67.7)	(547.2)	(734.0)

Increase/(decrease) in cash and cash equivalents	654.4	(154.0)	(416.9)
Effect of foreign exchange rate changes	(61.9)	15.2	37.5
Cash and cash equivalents at January 1	778.4	917.2	1,296.7

Cash and cash equivalents at December 31	1,370.9	778.4	917.3

Additional information required by US GAAP in respect of deferred taxation

The components of the estimated net deferred tax liability that would be recognised under SFAS 109 are as follows:

	December 31
	2002	2001
Excess of capital allowances over depreciation	361.2	342.2
Other	243.3	323.6

	604.5	665.8

Additional information required by US GAAP in respect of pensions and other post-retirement benefits

A summary of the component of net periodic pension cost for Hanson’s pension plans is as follows:

	Year Ended December 31
	2002	2001	2000
Defined benefit plans	(14.4)	(34.8)	(37.6)
Defined contribution plans	5.2	5.0	7.4
Multi-employer plans	6.3	6.8	1.8

Total pension expense under US GAAP	(2.9)	(23.0)	(28.4)

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

Assumptions used in the US GAAP accounting for the defined benefit plans were as follows:

	Year Ended December 31
	2002	2001	2000
US plans
Weighted-average discount rates	6.75%	7.25%	7.25%
Rates of increase in compensation levels	4.25%	4.25%	4.25%
Expected long-term rates of return on assets	9.00%	9.00%	9.00%
UK plans
Weighted-average discount rates	5.50%	5.80%	5.80%
Rates of increase in compensation levels	4.50%	4.50%	4.50%
Expected long-term rates of return on assets	5.70%	7.30%	6.80%

The assumptions have been used for the funded statuses at December 31, 2002, 2001, and 2000 respectively.

Assumed health care trend rates have a significant effect on the amounts reported for the post retirement medical benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on active and non active liabilities as at December 31, 2002:

	1-percentage point increase	1-percentage point decrease
Effect on total of service and interest cost components	£0.2	£(0.3)
Effect on post retirement medical benefit obligation	£2.3	£(2.7)

The following table shows the items that would be disclosed under US GAAP for Hanson’s defined benefit pension plans and post retirement benefit arrangements. Of the total amounts shown for pension plans, approximately one third applies to US defined benefit plans.

	Pension Benefits			Post Retirement Benefits
	2002	2001	2000	2002	2001	2000
Change in benefit obligation
Benefit obligation at beginning of year	1,452	1,372	1,223	86	90	81
Service cost	37	32	27	1	1	1
Interest cost	89	86	84	6	6	7
Currency adjustment	(57)	17	38	(9)	4	5
Plan participant’s contributions	8	7	6	—	—	—
Actuarial gain	142	29	24	9	2	6
Benefits paid	(86)	(88)	(84)	(10)	(10)	(8)
Business combinations	—	—	46	—	—	—
Plan amendments	—	1	11	(1)	(7)	—
Divestitures, curtailments & settlements	—	—	—	—	—	(2)
Others	122	(4)	(3)	3	—	—

Benefit obligation at end of year	1,707	1,452	1,372	85	86	90

Change in plan assets
Fair value of plan assets at beginning of year	1,659	1,835	1,750	—	—	—
Actual return on plan assets	(131)	(116)	64	—	—	—
Currency adjustments	(53)	20	47	—	—	—
Employer contributions	6	6	8	10	10	8
Plan participant’s contributions	7	7	7	—	—	—
Benefits paid	(88)	(89)	(84)	(10)	(10)	(8)
Business combinations	—	—	46	—	—	—
Divestitures, curtailments & settlements	—	—	—	—	—	—
Others	121	(4)	(3)	—	—	—

Fair value of plan assets at end of year	1,521	1,659	1,835	—	—	—

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

	Pension Benefits			Post Retirement Benefits
	2002	2001	2000	2002	2001	2000
Funded status
Funded status of plans at December 31	(186)	207	463	(85)	(86)	(90)
Unrecognised prior service cost	18	20	21	(7)	(7)	(1)
Unrecognised net actuarial (gain)/loss	650	270	(14)	(18)	(30)	(30)
Unrecognised transition (asset)/obligation	(27)	(42)	(56)	—	—	—

Net amount recognised	455	455	414	(110)	(123)	(121)

Amounts recognised in the balance sheet
consist of:
Prepaid benefit cost	459	460	417	—	—	—
Accrued benefit liability	(211)	(7)	(4)	(110)	(123)	(121)
Accumulated other comprehensive income	207	2	1	—	—	—

Net amount recognised	455	455	414	(110)	(123)	(121)

Components of net periodic pension cost
Service cost	37	32	27	1	1	1
Interest cost	89	86	84	6	6	7
Expected return on assets	(133)	(139)	(136)	—	—	—
Amortisation of transition (asset) obligations	(8)	(15)	(15)	—	—	—
Recognised gain	—	—	—	(2)	(2)	(3)
Recognised prior service cost	1	2	2	—	—	—
Gain due to settlement or curtailment	—	—	—	—	(1)	(5)

Net periodic benefit cost (income)	(14)	(34)	(38)	5	4	—

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £537.7, £517.3 and £458.5 respectively as at December 31, 2002, £24.4, £22.3 and £15.0 respectively as at December 31, 2001 and £5.4, £5.4 and £15.0 as at December 31, 2000. As stated in the Statement of Comprehensive Income, the after tax equivalent of the accumulated other comprehensive income is £126.1.

The assignment of the purchase price for acquired businesses to net assets recognises a liability or asset for the difference between the projected benefit obligation as compared to plan assets as of the acquisition dates in accordance with SFAS No. 87.

The US plans’ assets are primarily included in the Hanson Building Materials America Inc. Pension Trust (“Trust”), which invests in listed stocks and bonds. At December 31, 2000, December 31, 2001 and at December 31, 2002 the Trust had no investment in Hanson ordinary shares.

Within the UK, the fund assets are dealt with by several directly invested funds and as at December 31, 2002, 2001 and 2000 ordinary shares of Hanson within these funds comprised 0.00%, 0.01% and 0.03% respectively of the total market value of such funds.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

Additional information required by US GAAP in respect of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of

A summary of the impairment charges that have been recognised are as follows:

	Year Ended December 31
	2002	2001	2000
Assets to be disposed of	15.2	155.4	—
Assets to be held and used	937.4	—	—

	952.6	155.4	—

Disclosed as:
Impairment charges recognised under UK GAAP:
Operating exceptional – impairment charges	87.0	167.0	—
Non-operating exceptional – provision for loss on disposal	15.2	—	—

Charge for the year under UK GAAP	102.2	167.0	—
Less: Adjustment to goodwill impairment recognised under US GAAP	(58.1)	(11.6)	—

Total charge before cumulative effect of a change in accounting principle	44.1	155.4	—
Add: Cumulative effect on adoption of SFAS 142 under US GAAP	908.5	—	—

Total impairment charges	952.6	155.4	—

Charged against:
Intangible assets – goodwill	924.7	90.5
Tangible assets	26.3	62.7	—
Trade creditors	1.6	2.2	—

	952.6	155.4	—

On January 3, 2003 Hanson completed the sale of its 50% interest in North Texas Cement to its joint-venture partner for $125.4 (£78.8), which indicated its assets were impaired. Accordingly, the directors recorded a charge of £15.2 to write down the net assets to their realisable value. In the year to December 31, 2002, the operations were included in the Hanson Building Materials America – Aggregates division, contributing £7.0 to operating profit before tax.

The £908.5 goodwill impairment charge recognised as a result of the implementation of SFAS 142 under US GAAP includes £142.1 in respect of Asia Pacific operations, relating to Hong Kong and reflects management’s reduced confidence in this division’s markets. The SFAS 142 impairment charge also includes £220.2 in respect of Hanson Building Materials America’s Aggregates operations and £546.2 which relates to Hanson Building Materials Europe’s European Aggregates operations. The SFAS 142 impairment charges recorded in respect of these two divisions have arisen as a result of the projected cash flows of these businesses being insufficient to cover the carrying value of the divisions’ net assets, including both pre- and post-1998 goodwill.

The operating exceptional charge of £87.0 recognised in 2002, relates to various operations within Hanson Building Materials America, Hanson Building Materials Europe and Asia Pacific, where it has been necessary to make an impairment provision for the difference in these operations’ carrying values compared to the higher of their value in use or net realisable value. Of the £167.0 impairment charge recognised in 2001, £163.4 relates to the continental European brick operations. The Company received a conditional offer for these operations, which indicated that these assets were impaired. Accordingly, the directors recorded a charge of £163.4 to write down these net assets to their anticipated net realisable value. In the year to December 31, 2001, the operations were included within the Hanson Building Materials Europe division and recorded a loss of £0.6 before tax. The remaining £3.6 in 2001 relates to the anticipated disposal of the group’s interest in certain Asia Pacific operations in the year to December 31, 2001, which contributed £0.7 to operating profit before tax.

Of the amounts charged as impairments in 2002 under UK GAAP, £58.1 had been recognised as part of the cumulative effect of the adoption of SFAS 142 for US GAAP. Similarly, in 2001, an amount of £11.6 had been charged in prior years as amortisation under US GAAP, and is therefore shown as a reduction in the difference between the charge under UK and US GAAP in the reconciliation to US accounting principles.

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling—Millions,)

Additional information required by US GAAP in regards to goodwill

The group adopted SFAS142 during 2002 to account for goodwill and other intangible assets. SFAS142 requires that in the period of adoption, and until all periods presented are accounted for in accordance with SFAS142, a reconciliation of reported net income to the adjusted net income should be disclosed along with adjusted earnings per share, as if SFAS142 had been adopted for each period.

	Year Ended December 31,
	2002		2001	2000
Net (loss)/income as adjusted to accord with US GAAP	(628.6)		302.3	256.7
Add back: Goodwill amortisation	—		99.0	79.7

Adjusted net (loss)/income	(628.6)		401.3	336.4

Per ordinary share:
Basic
Net (loss)/income as adjusted to accord with US GAAP	(85.4	)p	41.1p	36.2p
Add back: Goodwill amortisation	—		13.5p	11.2p

Adjusted net (loss)/income	(85.4	)p	54.6p	47.4p

Diluted
Net (loss)/income as adjusted to accord with US GAAP	(85.2	)p	41.0p	36.1p
Add back: Goodwill amortisation	—		13.4p	11.2p

Adjusted net (loss)/income	(85.2	)p	54.4p	47.3p

Per ADS:
Basic
Net (loss)/income as adjusted to accord with US GAAP	(426.8	)p	205.5p	181.1p
Add back: Goodwill amortisation	—		67.3p	56.2p

Adjusted net (loss)/income	(426.8	)p	272.8p	237.3p

Diluted
Net (loss)/income as adjusted to accord with US GAAP	(426.2	)p	204.9p	180.6p
Add back: Goodwill amortisation	—		67.1p	56.0p

Adjusted net (loss)/income	(426.2	)p	272.0p	236.6p

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling)

Additional information required by US GAAP in respect of share options

Options

Hanson has various share option and sharesave schemes. The movements in the options outstanding under the various schemes for the three fiscal years in the periods ended December 31, 2002 are as follows:

	Sharesave Schemes		Share Option Schemes
	No. of ordinary shares (000’s)	Range of exercise prices (pence per share)	No. of ordinary shares (000’s)	Range of exercise prices (pence per share)
Options outstanding at January 1, 2000	5,140	224 – 425	6,405	242.7 – 482.6
Granted	1,460	323	—	—
Exercised	(750)	224 – 425	(36)	325.6
Lapsed or cancelled	(416)	224 – 425	(755)	242.7 – 482.6

Options outstanding at December 31, 2000	5,434	224 – 425	5,614	262.8 – 482.6
Granted	840	428.0	—	—
Exercised	(680)	224 – 428	(967)	325.6 – 482.6
Lapsed or cancelled	(432)	224 – 428	(1,054)	325.6 – 482.6

Options outstanding at December 31, 2001	5,162	224 – 428	3,593	257.25 – 482.6
Granted	2,121	318	—	—
Exercised	(745)	224 – 428	(142)	257.25 – 482.6
Lapsed or cancelled	(1,085)	224 – 428	(782)	356.4 – 482.6

Options outstanding at December 31, 2002	5,453	224 – 428	2,669	331.25 – 482.6

Options exercisable – December 2002	61	224 – 425	2,669	270.35 – 482.6
Options exercisable – December 2001	28	237 – 265	3,593	257.25 – 482.6
Options exercisable – December 2000	21	224	5,379	262.8 – 482.6
Fair value of options granted during the periods ended
December 31, 2002		138.4		—
December 31, 2001		175.3		—
December 31, 2000		130.7		—

The weighted average fair value of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 3.0% (2001: 3.0%, 2000: 3.0%) expected volatility of 31.0% (2001: 31.0%, 2000: 32.5%) risk free interest rate of 4.2% (2001: 5.5%, 2000: 5.1%) and expected life of 4.0 years (2001: 4.2 years, 2000: 4.3 years).

HANSON PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Pounds Sterling)

Movements in the options outstanding under the share option and sharesave schemes are as follows.

	Sharesave Schemes		Share Option Schemes
	No. of ordinary shares (000’s)	Weighted average exercise price (pence per share)	No. of ordinary shares (000’s)	Weighted average exercise price (pence per share)
Options outstanding at January 1, 2000	5,140	266.1	6,405	373.5
Granted	1,460	323.0	—	—
Exercised	(750)	225.1	(36)	325.6
Lapsed or cancelled	(416)	311.8	(755)	433.8

Options outstanding at December 31, 2000	5,434	283.4	5,614	378.7
Granted	840	428.0	—	—
Exercised	(680)	250.1	(967)	304.3
Lapsed or cancelled	(432)	297.1	(1,054)	394.4

Options outstanding at December 31, 2001	5,162	308.7	3,593	396.8
Granted	2,121	318.0	—	—
Exercised	(745)	232.4	(142)	333.8
Lapsed or cancelled	(1,085)	343.7	(782)	408.2

	5,453	320.9	2,669	393.3

Options exercisable – December 2002	61	341.5	2,669	393.3
Options exercisable – December 2001	28	256.3	3,593	396.8
Options exercisable – December 2000	21	224.0	5,379	393.9

Summarised information about share option and sharesave schemes is as follows:

	Options outstanding			Options exercisable
Range of exercise prices (pence per share)	Number outstanding (000’s)	Weighted average remaining contract life (years)	Weighted average exercise price (pence per share)	Number exercisable (000’s)	Weighted average exercise price (pence per share)
Sharesave Schemes
224.0 – 265.0	1,294	1.1	245.6	25	224.0
265.1 – 428.0	4,159	3.4	344.3	36	425.0

	5,453	2.8	320.9	61	341.5

Share Option Schemes
270.35 – 331.24	374	0.1	270.4	374	270.4
331.25 – 397.8	776	3.4	352.2	776	352.2
397.9 – 482.6	1,519	1.4	444.6	1,519	444.6

	2,669	1.8	393.3	2,669	393.3

SCHEDULE II

HANSON PLC

VALUATION AND QUALIFYING ACCOUNTS

(Pounds Sterling—Millions)

	Balance at beginning of period	Additions charged to costs and expenses	Deductions (a)	Balance at end of period
Allowances for doubtful accounts
For the year ended December 31, 2002	25.4	14.2	(10.0)	29.6
For the year ended December 31, 2001	17.4	10.6	(2.6)	25.4
For the year ended December 31, 2000	15.5	4.1	(2.2)	17.4

(a)	Represents the excess of amounts written off, over recoveries and subsidiaries disposed.